THE STRENGTH OF ONE

FRANKLIN RESOURCES, INC.®

ANNUAL REPORT 2012


13000671



I am Franklin Templeton

The mosaic of Benjamin Franklin featured on the cover of this annual report is formed from photographs of over 500 Franklin Templeton employees from 35 nations. This image symbolizes our belief that our enduring strength and success are drawn directly from the dedication, commitment and hard work of approximately 8,600 individuals who collectively comprise our firm. As we work together to deliver an exceptional experience to our customers around the globe, each of us bears both the responsibility and the privilege of saying "I am Franklin Templeton," a statement that encapsulates our unwavering focus on investment excellence, our unfailing commitment to working with the highest levels of integrity and our sincere passion for serving our clients.

Financial Highlights

As of and for the fiscal years ended September 30,	2012	2011	2010	2009	2008
Summary of Operations *(in millions)*					
Operating Revenues	$ 7,101.0	$ 7,140.0	$ 5,853.0	$ 4,194.1	$ 6,032.4
Operating Income	2,515.2	2,659.8	1,958.7	1,202.6	2,099.0
Operating Margin	35.4%	37.3%	33.5%	28.7%	34.8%
Net Income Attributable to Franklin Resources, Inc.	1,931.4	1,923.6	1,445.7	896.8	1,588.2
Financial Data *(in millions)*					
Total Assets	$14,751.5	$13,775.8	$10,708.1	$ 9,468.5	$ 9,176.5
Debt	1,566.1	998.2	979.9	121.2	269.3
Franklin Resources, Inc. Stockholders' Equity	9,201.3	8,524.7	7,727.0	7,632.2	7,074.4
Operating Cash Flows	1,066.2	1,621.8	1,651.0	641.4	1,409.2
Assets Under Management *(in billions)*					
Ending	$ 749.9	$ 659.9	$ 644.9	$ 523.4	$ 507.3
Average	705.7	694.4	571.1	442.2	604.9
Per Common Share					
Earnings					
Basic	$ 8.98	$ 8.66	$ 6.36	$ 3.87	$ 6.68
Diluted	8.95	8.62	6.33	3.85	6.62
Cash Dividends	3.08	1.00	3.88	0.84	0.80
Book Value	43.36	41.82	34.49	33.28	30.39
Employee Headcount	8,558	8,453	7,927	7,745	8,809

Corporate Profile, as of September 30, 2012

Franklin Resources, Inc. is a holding company that, together with its various subsidiaries, operates as Franklin Templeton Investments®, a global investment management organization offering investment choices under the Franklin®, Templeton®, Mutual Series®, Bissett®, Fiduciary Trust™, Darby® and Balanced Equity Management™ brand names. Headquartered in San Mateo, California, we employ approximately 8,600 people and have offices in 35 countries. We manage $749.9 billion in assets, comprising mutual funds and other investment alternatives for individuals, institutions, pension plans, trusts, partnerships and others. Our common stock is listed on the New York Stock Exchange (BEN) and is included in the Standard & Poor's 500 Index.

Performance Graph

The following performance graph compares the cumulative total stockholder return of an investment in the common stock of Franklin Resources, Inc. for the last five years to that of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index),[1] and to the SNL U.S. Asset Manager Index (SNL Asset Manager Index).[2] The S&P 500 Index, an index to which the company was added in 1998, consists of 500 stocks chosen for market size, liquidity and industry group representation, and is one of the most widely used benchmarks of US equity performance. The SNL Asset Manager Index is a market-value weighted index of 35 asset management companies. The graph assumes that the value of the investment in the company's common stock and each index was $100 at the market close on September 28, 2007 (the last trading day for the fiscal year ended September 30, 2007) and that all dividends were reinvested. The following information has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. The performance graph is not necessarily indicative of future investment performance.

Comparison of Five-Year Cumulative Total Return[3]

Cumulative Value of $100



$150
$100
$50
$0
2007
2008
2009
2010
2011
2012

FISCAL YEAR-END DATE	FRANKLIN RESOURCES, INC.	S&P 500 INDEX	SNL ASSET MANAGER INDEX
2007	$100.00	$100.00	$100.00
2008	69.61	78.02	77.55
2009	80.46	72.63	75.71
2010	88.89	80.02	78.38
2011	80.23	80.93	70.73
2012	108.04	105.85	93.88

1. Standard & Poor's®, S&P® and S&P 500® are registered trademarks of Standard & Poor's Financial Services LLC.

2. As of 9/30/12, the SNL Asset Manager Index comprised the following companies: Affiliated Managers Group Inc.; AllianceBernstein Holding LP; Apollo Global Management LLC; Artio Global Investors Inc.; BlackRock Inc.; Blackstone Group LP; Brookfield Asset Management Inc.; Calamos Asset Management Inc.; Carlyle Group LP; Cohen & Steers Inc.; Diamond Hill Investment Group; Eaton Vance Corp.; Epoch Holding Corp.; Federated Investors Inc.; Financial Engines Inc.; Fortress Investment Group LLC; Franklin Resouces Inc.; GAMCO Investors Inc.; Hennessy Advisors Inc.; Invesco Ltd.; Janus Capital Group Inc.; KKR & Co. LP; Legg Mason Inc.; Manning & Napier; Oaktree Capital Group LLC; Och-Ziff Capital Management Group; Pzena Investment Management Inc.; SEI Investments Co.; T. Rowe Price Group Inc.; U.S. Global Investors Inc.; Value Line Inc.; Virtus Investment Partners; Waddell & Reed Financial Inc.; Westwood Holdings Group Inc.; WisdomTree Investments Inc.

3. Data Sources: © SNL Financial LC 2012.

Notwithstanding anything to the contrary set forth in any of the company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the preceding performance graph shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the company under those statutes.



President and
Chief Executive Officer

Gregory E. Johnson

Dear Fellow Stockholders,

We are pleased to share with you the company's 2012 annual report. During this fiscal year, Franklin Templeton Investments achieved significant results amid an uncertain macroeconomic environment. These results illustrate the value of the firm's long-term perspective, the diversity of our global business and the hard work of our employees, whom we consider to be among the best in the industry.

Franklin Templeton's time-tested investment disciplines have served us well for 65 years, across all market cycles. This year was no exception. Globally, more than 70% of the company's long-term ranked assets were in the top two quartiles of their respective peer groups at fiscal year-end for total return for the three-year period, with more than 80% for the five-year and 10-year periods.[1]

Net income and earnings per share for the fiscal year ended September 30, 2012, set all-time highs. Net income was $1.9 billion, and diluted earnings per share grew 4% to $8.95 from $8.62 in the previous fiscal year. Operating income remained strong at $2.5 billion.

At September 30, 2012, reported assets under management (AUM) also reached an all-time high of approximately $750 billion, compared to approximately $660 billion one year earlier. Market appreciation was a key driver of this 14% increase, along with strong investor interest in our income-oriented strategies.

Franklin Templeton's mutual funds and other investment alternatives raised over $170 billion on a gross basis during the year—among the best results in the company's history—reflecting our diversified mix of assets by investment strategy, client type and geographic region.

We also continued to make progress on our strategic initiatives, including developing our solutions and alternatives capabilities, and positioning the firm for further international growth.

FOCUSING ON INVESTMENT EXCELLENCE

As always, our top priority is to achieve long-term investment excellence. Through active portfolio management, we strive to consistently produce superior long-term results for our clients worldwide. Our global portfolio teams benefit from the support of our dedicated risk management specialists who are integrated into the investment selection process.

Notably, Franklin Templeton was again ranked number one for its funds' 10-year performance this year in *Barron's* annual review of US-registered mutual fund families.[2] Franklin Templeton has earned this recognition in three of the past four years, a significant achievement for our investment groups.

Our investment professionals continue to drive this success. We build teams of talented and experienced portfolio managers and analysts who are true experts at what they do. Franklin Templeton's 550-plus investment professionals based around the world average over 16 years of experience in the industry and more than 10 years with the firm.

Ingrained in our investment traditions is the importance of creating lasting wealth for our clients. Our long-term focus allows our portfolio managers to avoid the distractions of the latest news and remain true to their investment disciplines, even during periods of heightened market volatility or short-term shifts in market sentiment.

For example, in the first part of the fiscal year, our global fixed income strategies experienced short-term underperformance. However, the portfolio management team used this period to take advantage of market dislocations that were out of line with their long-range thesis. As a result,

Assets Under Management (AUM) in USD Billions
As of September 30



$507
$523
$645
$660
$750
52
28
19
1%
47
33
19
1%
43
39
17
1%
39
45
15
1%
39
45
15
1%
'08
'09
'10
'11
'12

Asset Mix (%)
- Equity
- Fixed Income
- Hybrid
- Cash Management



"I feel privileged to be part of a team that is passionate about investing, diligent, curious and has a high level of integrity."

Heather Arnold
PORTFOLIO MANAGEMENT, LONDON



"I help the company understand the needs of our customers in one of the fastest-growing regions in the world."

Hui Kheng Goh
MARKETING, SINGAPORE

performance for these strategies has rebounded in a relatively short period of time.

Recent developments in the municipal bond market have illustrated another benefit of having a long-term, carefully researched perspective. Our municipal bond department's 35 years of experience and deep-rooted expertise told them that dire predictions of high default rates in 2011 were extremely unlikely to occur. When such predictions failed to materialize and investors recognized the benefit of the only tax-exempt asset class, our tax-free funds experienced a rebound with almost $5 billion in net new flows in fiscal year 2012. Our long-term focus has helped us achieve a 30% share of the US tax-free income market in terms of AUM as of September 30, 2012.[3]

Investors have been heavily weighted toward fixed income for several years, despite historically low interest rates and the looming potential for inflation. However, we believe a return to equity investing is inevitable and prudent. Franklin Templeton is striving to be ahead of the curve by actively promoting the importance of diversification, as well as the strength of our equity and hybrid products.

To this end, the company recently launched the next phase of its "2020 Vision" series with the "Time to Take Stock" campaign. The goal is to help financial advisors and their clients assess their current situation. The campaign also shows investors how they can rebuild their portfolios to help reach their future goals, including simple, actionable steps to increase exposure to equities.

One of our core strategic initiatives this year was to expand our alternative investment capabilities. The quest for non-correlated assets is driving institutional investors, as well as individuals, to the alternatives market and represents an opportunity for growth. In an effort to meet evolving investor needs, we continue to expand our multi-asset and alternative strategies lineup. In September 2012, the company announced that it had agreed to acquire a majority stake in K2 Advisors Holdings LLC, a leading, independent, fund of hedge funds solutions provider. K2's competitive track record, vision for growth and conservative risk management make it a strong fit for Franklin Templeton. The acquisition was completed in November.

CREATING ENDURING CUSTOMER RELATIONSHIPS

Doing what is right for investors and continually earning their trust have always been central to our mission. This time-tested approach has been integral to building strong customer relationships.

In fact, a 2012 study conducted by the *Financial Times* found that trustworthiness is the most important attribute when financial advisors choose a firm to manage their clients' assets. In this study, Franklin Templeton received the highest score among large US asset management companies from advisors who associated our brand with trustworthiness.[4]

Currently, we have over 220,000 financial professional relationships worldwide, and it takes a concerted effort to communicate effectively with such a geographically diverse group. But by making it a priority to add science to the art of selling, we have worked to reinvent distribution, as technology has become a significant factor in building strong relationships with financial advisors and clients. We have a terrific global advisory services group that we support with the best analytics and enhanced digital communications.

The firm continues to roll out redesigned and rebranded country and regional websites to foster a more consistent look and feel while providing expanded functionality for local teams to customize content for their stakeholders. A total of 17 websites were launched this fiscal year, including redesigned websites for Italy, Japan and the UK, as well as brand-new websites for Malaysia and Romania.

As mobile communication has become increasingly important, we have enhanced our digital presence on smartphones and tablets to extend our relationships and strengthen engagement. In March 2012, we launched the Franklin Templeton app for iPad® on the App Store℠, which provides a unique, highly interactive way for on-the-go US financial advisors and investors to quickly access fund information.[5] The launch also increases our connection with the younger generation of advisors and investors. Furthermore, we expanded our presence on social media sites, most notably in India where the local Facebook page already has over 300,000 followers.

As important as technology and social media are, they do not replace person-to-person interaction. We were pleased to see that Franklin Templeton's US internal wholesaler team was recognized as one of the industry's best at providing service and support, according to an advisor survey by Cogent Research.[6] In Canada, DALBAR ranked Franklin Templeton number one for customer service among advisor-distributed firms for the seventh consecutive year.[7]

GLOBAL PERSPECTIVE WITH LOCAL EXPERTISE™

Our success over the past 65 years has been built on a foundation of solid long-term investment performance, product innovation and exceptional customer service. Today, Franklin Templeton is a diversified business that spans the globe, with a presence on six continents, offices in 35 countries, and customers in over 150 countries.

We have continued to benefit from strong interest from institutional clients, with fiscal year 2012 marking one of the best years ever for our institutional business. International institutional clients showed a broad interest in equity strategies, managed



"I strive to make every customer a life-long customer."

Sandeep Singh
COUNTRY HEAD, MALAYSIA



Direct Reports to the Chief Executive Officer (left to right):

Kenneth A. Lewis
Executive Vice President
Chief Financial Officer

Donald F. Reed
President and Chief Executive Officer
Franklin Templeton Investments Corp. (Canada)

Craig S. Tyle
Executive Vice President
General Counsel

Gregory E. Johnson
President
Chief Executive Officer

Jennifer M. Johnson
Executive Vice President
Chief Operating Officer

John M. Lusk
Executive Vice President
Investment Management

William Y. Yun
Executive Vice President
Alternative Strategies

Vijay C. Advani
Executive Vice President
Global Advisory Services

both locally and globally. In addition to our securing mandates in more traditional strategies, we were successful in winning new institutional client accounts investing with our local asset managers in Canada, India, Latin America and Malaysia.

Our flagship cross-border group of funds, Franklin Templeton Investment Funds (domiciled in Luxembourg), reached $142 billion in assets as of September 30, 2012, an increase of approximately 9% from the previous year, which maintained our ranking as the largest individual retail cross-border fund umbrella.[8] It has been an important part of our international growth and an area of ongoing focus.

Product innovation continues to propel our business, and we aim to thoughtfully create investment strategies that will meet investors' long-term objectives. Local funds remain a priority given the universal investor phenomenon known as "home-country bias." Addressing that bias was a strong driver in our 2011 acquisitions of Balanced Equity Management in Australia and Rensburg Fund Management in the UK. Significant progress was made during the year toward the integration of these two groups while preserving their independent investment management approach.

Additional international product development efforts this year included offering a broader range of products in China, building an onshore fund range in Taiwan and expanding the retail fund lineup in South Africa. Also, Franklin Templeton launched FTIF Franklin Brazil Opportunities

Fund, leveraging our local asset management presence in Brazil and the firm's global resources to invest in timely opportunities from across the Brazilian equity and fixed income markets.

Globally, the overall result of regulatory, legislative and tax changes is expected to have a tremendous impact on the investment management industry and our organization in the years ahead. While the global financial crisis peaked several years ago, it is only now that many of the resulting regulatory responses are coming to be implemented. As a firm, we will continue to allocate resources to enable us to adapt to these changes, some of which may create new opportunities.

PROVEN FINANCIAL STRENGTH AND STABILITY

Franklin Templeton's financial strength and stability are hallmarks of our organization. We strive to operate our business with prudence and fiscal responsibility.

The strength of our balance sheet gives us the ability to invest in long-term growth projects and to seed new funds. It also allows us to return a substantial portion of our earnings to stockholders through stock repurchases and cash dividends.

Over the course of the year, the company returned almost $1.5 billion to shareholders in the form of stock repurchases and dividends. During fiscal year 2012, Franklin Resources' board of directors announced a $2.00 per share special dividend in December 2011, and also increased the regular cash dividend by 8%. The regular cash dividend has increased annually since its commencement in 1981.

In response to volatile market conditions early in the fiscal year, we issued a challenge to business leaders to closely manage expenses. Overall, the company was able to reduce spending by midyear, demonstrating the quick-to-act mentality of our employees and the flexibility of our operating model.

AUM by Region

As of September 30, 2012


United States 66%
Europe, the Middle East and Africa 16%
Asia-Pacific 10%
Canada 5%
Latin America 3%

AUM by Client Type

As of September 30, 2012


Retail 76%
Institutional 22%
High Net Worth 2%



"I partner with colleagues across the globe to bring our products and services to customers in new and emerging markets."

Michael Jadalla
MARKETING, DUBAI



"I make sure we have the tools and technology to deliver an exceptional experience to our customers across the globe."

Priscilla Moyer
TECHNOLOGY & OPERATIONS, UNITED STATES

THE MOST IMPORTANT ASSET—OUR PEOPLE

On this page and throughout this report, you will see glimpses of what makes our success possible—namely, our talented employees. What continues to define our employees is their professionalism and their commitment to a common culture. They embrace our core values: putting clients first, building relationships, achieving quality results and working with integrity.

This year, we established a new tradition of formally recognizing our employees who have worked at least 20 years in the organization. Over 500 dedicated global employees with this distinction have invested their careers to build this organization.

LOOKING FORWARD TO 2013

As we enter 2013 and continue to navigate the global recovery, it is important to remember that the investment management industry offers tremendous opportunities for those well-positioned firms with the right strategy. We believe our strong long-term investment performance, combined with our broad product offering and globally diversified business, positions us well for the challenges and opportunities that lie ahead.

Thank you for your ongoing support and the trust you have placed in us.

Sincerely,

Gregory E. Johnson
President and Chief Executive Officer
Franklin Resources, Inc.

1. Sources: AUM measured in the peer group rankings represents 89% of our total AUM as of 9/30/12. The peer group rankings are sourced from Lipper, Morningstar or eVestment in each fund's market and were based on an absolute ranking of returns as of 9/30/12. For products with multiple share classes, rankings for the primary share class are applied to the entire product. Private equity, certain privately offered emerging market and real estate funds and cash management are not included. Certain other funds and products were also excluded because of limited peer group data. **Past performance cannot predict or guarantee future results.**

2. Source: *Barron's*, 2/4/12. For the 1-, 5- and 10-year periods ended 12/31/11, Franklin Templeton ranked 30 out of 58, 9 out of 53 and 1 out of 45.

3. Source: Investment Company Institute, 9/30/12. Includes US-registered, long-term, open-end funds sold through the non-proprietary distribution channel.

4. Source: *Ignites.com*, 1/26/12. Survey of 241 financial advisors conducted by the *Financial Times* Global Customer & Market Insights Team, measuring the standing and profile of 21 large and well-known US asset management companies.

5. Apple, the Apple logo, iPad, iPhone, and iPod touch are trademarks of Apple Inc., registered in the US and other countries. App Store is a service mark of Apple Inc.

6. Source: Press release, "Mutual Fund Wholesaler Quality Index™ Rankings Announced," 10/18/11. Cogent Research polled 1,643 retail investment advisors on five aspects of their relationship with internal and external wholesalers, including business-building ideas, problem resolution and support, commitment to helping advisors succeed, integrity and honesty, and depth/breadth of product knowledge.

7. Source: DALBAR, Inc., 9/30/12. DALBAR's Service Quality Measurement program provides an annual ranking of the level of telephone service being provided by various financial services firms. These rankings are based on four detailed criteria including the representative's expertise, professionalism, the level of accommodation and the level of sales effectiveness during the interaction.

8. Source: Lipper, a Thomson Reuters Company, 9/30/12. Includes open-end retail funds sold outside of the US.

Investors should carefully consider a fund's investment goals, risks, charges and expenses before investing. To obtain a summary prospectus and/or prospectus, which contains this and other information, for any US-registered Franklin Templeton fund, investors should talk to their financial advisors or call Franklin Templeton Distributors, Inc. at (800) DIAL BEN® or (800) 342-5236. Please read the prospectus carefully before investing.

Mission Statement

Franklin Templeton's corporate values are posted in our offices around the globe. These are the principles that guide how we do business, how we treat our clients and how we work with each other.

Our mission is to be the premier global investment management organization. Guided by our corporate values and unique perspective, we achieve this mission by offering high-quality investment solutions, providing outstanding service and attracting, motivating and retaining talented people.

Our corporate values reflect what is most important to us as a company.

Put Clients First

We strive to know and meet our clients' needs, and we fully accept our fiduciary responsibility to protect shareholders' interests.

Build Relationships

We work to establish enduring relationships with our clients and business partners. We value collaboration and cooperation in our workplaces.

Achieve Quality Results

We value professional excellence and expertise, and we work together to produce consistent, competitive results for our clients.

Work with Integrity

We speak and act in an honest manner. We believe in being accountable for the impact we have on others.



"I analyze risk from every angle to ensure our portfolio managers make the most informed decisions for our customers."

Wylie Tollette

GLOBAL INVESTMENT RISK MANAGEMENT, UNITED STATES

Global Perspective with Local Expertise

As the global economy has become increasingly complex and interconnected, the nature of global investing continues to evolve. True global diversification requires more than analyzing international markets from afar; it requires local knowledge and an understanding of market nuances.

Resources on the Ground, Across the Globe



Calgary
Montreal
Toronto
Vancouver
Winnipeg
Dublin
Fort Lauderdale
Fort Lee
Los Angeles
Miami
New York City
Norwalk
Rancho Cordova
Salt Lake City
San Mateo
Short Hills
St. Petersburg
Washington D.C.
Wilmington
Nassau
Mexico City
Bogotá[9]
Rio de Janeiro
São Paulo
Buenos Aires
Montevideo
Offices in 35 countries
15 global trading operations
39 research offices

9. Includes joint venture partners with Franklin Templeton Investments.

Our global perspective is built on decades of firsthand experience navigating the world's local markets. A pioneer in global investing, we have developed an extensive network of research offices and investment professionals in offices around the world—all leveraging a single global trading platform and risk management process.



Edinburgh
Leeds
London
Stockholm
Amsterdam
Moscow
Frankfurt
Beijing
Shanghai[9]
Seoul
Poznań
Warsaw
Vienna
Bratislava
Tokyo
Milan
Budapest
Geneva
Zürich
Bucharest
Dubai
Istanbul
Luxembourg
Hong Kong
Chennai
Hyderabad
Mumbai
Paris
Bangkok
Madrid
Ho Chi Minh City[9]
Singapore
Kuala Lumpur
Cape Town
Johannesburg
Melbourne
Sydney

Directors and Executive Officers



Board of Directors (left to right):

Gregory E. Johnson
Laura Stein
Chutta Ratnathicam
Samuel H. Armacost
Joseph R. Hardiman
Charles B. Johnson
Geoffrey Y. Yang
Anne M. Tatlock
Mark C. Pigott
Charles Crocker
Rupert H. Johnson, Jr.

Directors

Charles B. Johnson

Rupert H. Johnson, Jr.

Gregory E. Johnson

Samuel H. Armacost
Chairman Emeritus and Director
SRI International

Director
Callaway Golf Company
Exponent, Inc.

Charles Crocker
Chairman and CEO
Crocker Capital

Director
ImageWare Systems, Inc.
Teledyne Technologies Incorporated

Joseph R. Hardiman
Former President and CEO
National Association of Securities Dealers, Inc.
The NASDAQ Stock Market, Inc.

Mark C. Pigott
Chairman and CEO
PACCAR Inc.

Director
PACCAR Inc.

Chutta Ratnathicam
Former Senior Vice President and CFO
CNF Inc.

Former CEO
Emery Worldwide

Laura Stein
Senior Vice President–
General Counsel
The Clorox Company

Anne M. Tatlock
Former Vice Chairman
Franklin Resources, Inc.

Geoffrey Y. Yang
Managing Director and
Founding Partner
Redpoint Ventures

Executive Officers

Charles B. Johnson
Chairman of the Board

Rupert H. Johnson, Jr.
Vice Chairman

Gregory E. Johnson
President
Chief Executive Officer

Vijay C. Advani
Executive Vice President
Global Advisory Services

Jennifer M. Johnson
Executive Vice President
Chief Operating Officer

Kenneth A. Lewis
Executive Vice President
Chief Financial Officer

John M. Lusk
Executive Vice President
Investment Management

Craig S. Tyle
Executive Vice President
General Counsel

William Y. Yun
Executive Vice President
Alternative Strategies

Corporate Citizenship



involved
FRANKLIN TEMPLETON INVESTMENTS

At Franklin Templeton Investments, we believe that Corporate Citizenship is a critical link between integrity and performance—how we do the right things the right way in order to deliver value to our stockholders, clients, employees, and our communities. Citizenship is embedded in our corporate values and is an important element of how we achieve success in working with all of our key stakeholders.

Key Highlights

- During global volunteer month, 27 offices organized 78 projects that engaged over 2,100 volunteers in community service projects.
- With the addition of Poland and London, we now have 25 active employee volunteer committees.
- At our San Mateo headquarters, we installed clean energy technology, a power generation system that produces electricity in parallel with the existing utility grid.
- Energy management efforts at the firm's main office have resulted in a 9% reduction in absolute carbon emissions since 2007.

Being Accountable

Our success is built upon our reputation for excellence and integrity in all aspects of our business. It is essential that our stockholders, clients, mutual fund shareholders and business partners have confidence in our governance, ethics and compliance practices.

Serving Our Clients

We believe that the investments we make on behalf of our clients are helping to create opportunities for economic growth around the world, and our ability to succeed is dependent upon serving our clients and delivering strong results. To do this, we combine our disciplined investment approach with global reach and a fundamental belief of providing outstanding service.

Being an Employer of Choice

As a premier global investment management organization, we know that our business is dependent upon having a high-performing, committed workforce. We focus on engaging our employees, cultivating their skills and talents, and retaining them as engaged members of our global team. It is Franklin Templeton's policy to employ, promote, and otherwise treat any and all employees and applicants on the basis of merit, qualifications and competence.

Managing Our Environmental Impact

We seek to limit the effects of our operations on the environment through tracking and managing energy use, water consumption and carbon emissions. In addition, we are increasingly seeing the influence of these issues within the investment world.

Supporting Our Communities

We strive to make our communities stronger and more vibrant places to live, work and do business. Through direct contributions and the efforts of our dedicated employee volunteers, we work with over 500 nonprofit organizations and schools around the world each year.

We invite you to learn the details of our commitment to Corporate Citizenship at franklinresources.com/citizenship.

10-K
Franklin Resources, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-09318

FRANKLIN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-2670991**
(State or other jurisdiction of incorporation or organization)	***(I.R.S. Employer Identification No.)***
One Franklin Parkway, San Mateo, California	**94403**
(Address of principal executive offices)	***(Zip Code)***

Registrant's telephone number, including area code: (650) 312-2000
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ YES ☒ NO

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

The aggregate market value of the voting common equity ("common stock") held by non-affiliates of the registrant, as of March 30, 2012 (the last business day of registrant's second quarter of fiscal year 2012), was approximately $15.6 billion based upon the last sale price reported for such date on the New York Stock Exchange.

Number of shares of the registrant's common stock outstanding at October 31, 2012: 212,293,567.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement for its annual meeting of stockholders, to be filed with the Securities and Exchange Commission within 120 days after September 30, 2012, are incorporated by reference into Part III of this report.

INDEX TO ANNUAL REPORT ON FORM 10-K

PART I

Forward-looking Statements. In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve a number of known and unknown risks, uncertainties and other important factors, including the risks and other factors discussed in Item 1A ("Risk Factors"), that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. When used in this report, words or phrases generally written in the future tense and/or preceded by words such as "will," "may," "could," "expect," "believe," "anticipate," "intend," "plan," "seek," "estimate," or other similar words are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Moreover, statements in Risk Factors, "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and elsewhere in this report that speculate about future events are forward-looking statements.

While forward-looking statements are our best prediction at the time that they are made, you should not rely on them. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. We caution you against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. If a circumstance occurs after the date of this Annual Report on Form 10-K that causes any of our forward-looking statements to be inaccurate, whether as a result of new information, future developments or otherwise, we do not have an obligation, and we undertake no obligation, to announce publicly the change to our expectations, or to make any revision to our forward-looking statements, unless required by law.

Item 1. Business.

OVERVIEW

Franklin Resources, Inc. ("Franklin") is a holding company that, together with its various subsidiaries (collectively, the "Company"), operates as Franklin Templeton Investments®. We are a global investment management organization committed to the aim of delivering strong investment performance for our clients by drawing on the experience and perspective gained throughout our 65 years in the investment management business. We believe in the value of active investment management, and plan to continue to build on our strengths while pursuing new growth opportunities. Franklin is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and has elected to be a financial holding company under the Gramm-Leach-Bliley Act (the "GLB Act"). The common stock of Franklin is traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "BEN," and is included in the Standard & Poor's 500 Index.

We offer investment choices under our Franklin®, Templeton®, Mutual Series®, Bissett®, Fiduciary Trust™, Darby® and Balanced Equity Management™ brand names. When used in this report, unless the context otherwise makes clear, our "funds" means all of the Franklin, Templeton, Mutual Series and Bissett mutual funds. In this report, words such as "we," "us," "our" and similar terms refer to the Company.

We provide investment management and related services to investors in jurisdictions worldwide through products that include U.S.- and non-U.S.-registered open-end and closed-end funds ("U.S. Funds" and "Non-U.S. Funds"), unregistered funds, and institutional, high net-worth and separately-managed accounts (collectively, our "sponsored investment products"). As of September 30, 2012, we had $749.9 billion in assets under management ("AUM") with approximately 23.0 million billable shareholder accounts worldwide. In addition to investment management, our services include fund administration, sales, distribution, shareholder services, transfer agency, trustee, custodial and other fiduciary services, as well as select private banking services. Our sponsored investment products include a broad range of equity, hybrid, fixed-income and cash management funds and accounts, including multi-asset allocation strategies and alternative investment products. We also manage certain sub-advised investment products which may be sold to the public under one of our brand names or those of other companies or on a co-branded basis.

The investment funds that we manage have various investment objectives designed to meet the needs and goals of different investors. Most of the investment funds we manage are open-end mutual funds that continuously offer their shares to investors. We also offer closed-end funds that issue a set number of shares to investors in a public offering and the shares are then traded on a public stock exchange. Since the funds themselves do not have direct employees, to support their operations, the funds contract with separate entities, including our subsidiaries, to provide the investment management and related services they require. An investment advisory entity manages a fund's portfolio of securities in accordance with the fund's stated objectives. Investors may purchase shares of an open-end fund through a broker/dealer, bank or other intermediary which may provide investment advice to the investor, while investors may purchase shares of a closed-end fund on the stock exchange where the fund is traded. Broker/dealers and other intermediaries may earn fees and commissions and receive other compensation with respect to the fund shares sold to investors.

The business and regulatory environments in which we operate remain complex, uncertain and subject to change. In the U.S., the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act") imposes additional restrictions and limitations on our business, and we expect that the Foreign Account Tax Compliance Act ("FATCA") will cause us to incur significant administrative and compliance costs. We will continue to review and evaluate the Reform Act and FATCA and the extent of their impact on our business as the various rules and regulations required for implementation are adopted. We are also subject to numerous regulations by U.S. and non-U.S. regulators that add further complexity to our ongoing global compliance operations.

We continue to focus on the long-term investment performance of our sponsored investment products and on providing high quality customer service to our clients. The success of these and other strategies may be affected by the Risk Factors discussed below in Item 1A of Part I of this Annual Report, and other factors as discussed in this section.

COMPANY HISTORY AND ACQUISITIONS

The Company and its predecessors have been engaged in the investment management and related services business since 1947. Franklin was incorporated in Delaware in November 1969 and originated our mutual fund business with the Franklin family of funds. The Franklin Funds are known for U.S. taxable and tax-free fixed-income funds, hybrid funds and growth-oriented equity funds. We have expanded our business, in part, by acquiring companies engaged in the investment management and/or related services business.

In October 1992, we acquired substantially all of the assets and liabilities of the investment management and related services business of Templeton, Galbraith & Hansberger Ltd. This acquisition added the Templeton family of funds to our organization. The Templeton funds are known for their global investment strategies and value style of investing.

In November 1996, we acquired certain assets and liabilities of Heine Securities Corporation, including Mutual Series Fund Inc., now known as Franklin Mutual Series Fund Inc. ("Mutual Series"), which provided investment management services to various accounts and investment companies. Mutual Series is known for its value-oriented equity funds.

In July 2000, we expanded our business in Korea when we purchased all of the remaining outstanding shares of a Korean investment management company, Ssangyong Templeton Investment Trust Management Co., Ltd., in which we previously held a partial interest, making us one of the largest independent foreign money managers in Korea. The company has been renamed Franklin Templeton Investment Trust Management Co., Ltd.

In October 2000, we acquired all of the outstanding shares of Bissett & Associates Investment Management Ltd. ("Bissett"). Bissett now operates as part of our Canadian subsidiary, Franklin Templeton Investments Corp. With the acquisition of Bissett, we added Bissett's family of Canadian taxable fixed-income and growth-oriented equity mutual funds to our then existing Canadian based funds (some of which we previously acquired as part of the Templeton family of funds).

In April 2001, we acquired all of the outstanding shares of Fiduciary Trust Company International ("Fiduciary Trust"), a bank organized under the New York State Banking Law. Fiduciary Trust provides investment management and related services to high net-worth individuals and families and institutional clients.

In July 2002, our subsidiary, Franklin Templeton Asset Management (India) Private Limited ("FTAMIPL"), acquired all of the outstanding shares of Pioneer ITI AMC Limited ("Pioneer"). In April 2007, we completed the purchase of the remaining 25% interest in each of FTAMIPL and Franklin Templeton Trustee Services Private Limited, each located in India, making us the largest wholly foreign owned investment manager in India.

In October 2003, we expanded our private equity investment management services in emerging markets when we acquired all of the remaining outstanding shares of Darby Overseas Investments, Ltd. and all of the remaining outstanding limited partnership interests of Darby Overseas Partners, L.P. (collectively, "Darby"), in which we previously held a partial interest. Darby, based in Washington, D.C., sponsors and manages funds for institutional investors and high net-worth individuals that invest primarily in emerging markets through private equity and mezzanine finance transactions, including regional and specialized sector funds.

In July 2006, we completed the purchase of all of the remaining interests in a Brazilian investment management company, Bradesco Templeton Asset Management Ltda., in which we previously held a partial interest. The company has been renamed Franklin Templeton Investimentos (Brasil) Ltda.

In January 2011, we acquired all of the outstanding shares of a specialty U.K. equity manager, Rensburg Fund Management Limited ("Rensburg"). Rensburg has been renamed Franklin Templeton Fund Management Limited.

In July 2011, we acquired all of the outstanding shares of a specialty Australian equity manager, Balanced Equity Management Pty. Limited.

INVESTMENT MANAGEMENT AND RELATED SERVICES

We derive our revenues from providing investment management and related services to our sponsored investment products and the sub-advised products that we manage. Our investment management fees, which represent a majority of our revenues, depend to a large extent on the amount of AUM and the types of services provided. Sales and distribution fees, also a large source of our revenues, consist of sales charges and commissions derived from sales and distribution of our sponsored investment products.

Our business is conducted through our subsidiaries, including those registered with the United States Securities and Exchange Commission (the "SEC") as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), subsidiaries registered as equivalent investment advisers in jurisdictions including Australia, Brazil, Canada, Hong Kong, India, Japan, Korea, Malaysia, Mexico, Singapore, The Bahamas, the United Arab Emirates, the U.K. and certain other subsidiaries.

Categories of AUM

Our fees for providing investment management services are generally based upon the market value of AUM in the accounts that we advise, the investment category of the account and the types of services that we provide for an account. As of September 30, 2012, AUM by investment category held by investors on a worldwide basis was as follows:

Type of Asset	Value in Billions	Percentage of Total AUM
Equity		
Growth potential, income potential, value or various combinations thereof	$ 297.1	39%
Hybrid		
Asset allocation, balanced, flexible and income-mixed funds	110.1	15%
Fixed-Income		
Both long-term and short-term	336.3	45%
Cash Management		
Short-term liquid assets	6.4	1%
Total	**$ 749.9**	**100%**

Broadly speaking, the change in the net assets of our sponsored investment products depends primarily upon two factors: (1) the increase or decrease in the market value of the securities held in the portfolio of investments; and (2) the level of sales (inflows) as compared to the level of redemptions (outflows). We are subject to the risk of asset volatility resulting from changes in the global financial and equity markets. In addition, changing market conditions may cause a shift in our asset mix between international and U.S. assets, potentially resulting in a decline in our revenues and income depending upon the nature of our AUM and the level of management fees we earn based on our AUM. Despite the risk of volatility, we believe that we are more competitive as a result of the greater diversity of our sponsored investment products available to our clients.

Types of Investment Management and Related Services

1. Investment Management Services

We provide our investment management services pursuant to agreements in effect with each of our sponsored investment products and the sub-advised products that we manage. Our investment management services include services to managed accounts for which we have full investment discretion, and to advisory accounts for which we have no investment discretion. Advisory accounts for which we do not have investment discretion may or may not include the authority to trade for the account. Our services include fundamental investment research and valuation analyses, including original economic, political, industry and company research, and analyses of suppliers, customers and competitors. Our company research utilizes such sources as company public records and other publicly available information, management interviews, company prepared information, and company visits and inspections. Research services provided by brokerage firms are also used to support our findings. Our management fee on an account varies, among other things, with the types of services that we provide for the account.

Our subsidiaries that provide discretionary investment management services for our sponsored investment products and sub-advised products either perform or obtain investment research and determine which securities the sponsored investment products or sub-advised products will purchase, hold or sell under the supervision and oversight of the funds' boards of directors or trustees, if applicable. In addition, these subsidiaries may take all appropriate steps to implement such decisions, including arranging for the selection of brokers and dealers and the execution and settlement of trades in accordance with detailed criteria set forth in the management agreement for each account, internal policies, and applicable law and practice. Our subsidiaries conducting non-discretionary investment management services perform investment research for our clients and make recommendations as to which securities the clients purchase, hold or sell. In such cases, the subsidiaries may or may not perform trading activities for the products.

Through our subsidiaries, we compensate the personnel who serve as officers of our funds, in addition to the personnel necessary to conduct such funds' day-to-day business operations. The funds themselves do not have direct employees. Our subsidiaries either provide or arrange for the provision of: office space, telephone, office equipment and supplies; trading desk facilities; authorization of expenditures and approval of bills for payment; preparation of registration statements, proxy statements and annual and semi-annual reports to fund shareholders, notices of dividends, capital gains distributions and tax credits, and other regulatory reports; the daily pricing of fund investment portfolios, including collecting quotations from pricing services; accounting services, including preparing and supervising publication of daily net asset value quotations, periodic earnings reports and other financial data; services to ensure compliance with securities regulations, including recordkeeping requirements; preparation and filing of tax reports; the maintenance of accounting systems and controls; and other administrative services. The funds generally pay their own expenses, such as external legal, custody and independent audit fees, regulatory registration fees, and other related expenses. The funds also share in board and shareholder meeting and reporting costs.

Most of our investment management agreements between our subsidiaries and our U.S. Funds must be renewed each year (after an initial two-year term), and must be specifically approved at least annually by a vote of each fund's board of directors or trustees as a whole and separately by the directors/trustees that are not interested persons of such fund under the Investment Company Act of 1940 (the "Investment Company Act"), or by a vote of the holders of a majority of such fund's outstanding voting securities. Our U.S. agreements automatically terminate in the event of their "assignment," as defined in the Investment Company Act. In addition, either party may terminate such an agreement without penalty after prior written notice. If agreements representing a significant portion of our AUM were terminated, it would have a material adverse impact on us.

Under the majority of our investment management agreements, the funds pay us a monthly fee in arrears based upon the fund's average daily net assets. Annual fee rates under our various global agreements are often reduced as net assets exceed various threshold levels. Annual rates also vary by investment objective and type of services provided. Our agreements generally permit us to provide services to more than one fund and to other clients so long as our ability to render services to each of the funds is not impaired, and so long as purchases and sales of portfolio securities for various advised funds are made on an equitable basis.

We use a "master/feeder" fund of funds structure in certain situations. This structure allows an investment adviser to manage a single portfolio of securities at the "master fund" level and have multiple "feeder funds" that invest substantially all of their respective assets into the master fund. Individual and institutional shareholders invest in the "feeder funds," which can offer a variety of service and distribution options. A management fee may be charged either at the master fund level or the feeder fund level depending on the specific requirements of the fund, although funds also involving performance fees or carried interest will typically charge these together with management fees at the master fund level. Administrative, shareholder servicing and custodian fees are often waived at the feeder fund level and only charged at the master fund level, although the feeder funds will indirectly bear their pro-rata share of the expenses of the master fund as an investor in the master fund. Fees and expenses specific to a feeder fund may be charged at the level of that feeder fund. In the U.S., our funds of funds enter into expense allocation arrangements with their affiliated underlying funds pursuant to which the underlying funds pay certain expenses of the fund of funds.

For our U.S. Funds, our management personnel and the fund directors or trustees regularly review the investment management fee structures for the funds in light of fund performance, the level and range of services provided, industry conditions and other relevant factors. Investment management fees are generally waived or voluntarily reduced when a new fund is established and then increased to contractual levels within an established timeline or as net asset values reach certain levels.

Our Non-U.S. Funds, unregistered funds, institutional, high net-worth and separately-managed accounts, and the sub-advised products that we manage, have various termination rights and review and renewal provisions.

2. Sales, Distribution and Marketing

A significant portion of our revenues are generated from providing sales and distribution services. Our mutual funds and certain other products generally pay us distribution fees in return for sales, distribution and marketing efforts on their behalf. Fund shares are sold primarily through a large network of independent intermediaries, including broker/dealers, financial advisers and other third parties.

Franklin/Templeton Distributors, Inc. ("FTDI") acts as the principal underwriter and distributor of shares of most of our open-end U.S. Funds. Certain of our non-U.S. subsidiaries provide sales, distribution and marketing services to our Non-U.S. Funds distributed outside the U.S. Some of our Non-U.S. Funds, particularly the Luxembourg-domiciled Franklin Templeton Investment Funds Société d'Investissement à Capital Variable ("SICAV"), are distributed globally on a cross-border basis, while others are distributed exclusively in local markets. We earn sales and distribution fees primarily by distributing our funds pursuant to distribution agreements between FTDI or our non-U.S. subsidiaries and the funds. Under each distribution agreement, we offer and sell the fund's shares on a continuous basis and pay certain costs associated with selling, distributing and marketing the fund's shares, including the costs of developing and producing sales literature, shareholder reports and prospectuses, which may then be either partially or fully reimbursed by the funds.

Most of our retail funds are distributed with a multi-class share structure. We adopted this share structure to provide investors with more sales charge alternatives for their investments. Certain share classes, such as Class A shares, are sold without a front-end sales charge to shareholders when certain investment criteria are met, although our distribution subsidiaries pay an up-front commission to financial intermediaries on these sales. Class B shares, which are available in some of our Non-U.S. Funds, have no front-end sales charges, but instead have a declining schedule of sales charges (called contingent deferred sales charges) if the investor redeems within a certain number of years from the original purchase date. Although our open-end U.S. Funds that had offered Class B shares no longer offer these shares, existing Class B shareholders may continue to exchange shares into Class B shares of different funds and may continue to reinvest dividends on Class B shares in additional Class B shares. All remaining Class B shares in our U.S. Funds will convert to Class A shares by March 2013. Class C shares also have no front-end sales charges, although our distribution subsidiaries pay an up-front commission to financial intermediaries on these sales. Class C shares do have a back-end sales charge for redemptions within 12 months from the date of purchase. Although Class C shares are generally more costly to us in the year of sale, they allow us to be competitive by increasing our presence in various distribution channels. Class R shares are available for purchase by certain retirement, college savings and health savings plan accounts in the U.S. only. Outside of the U.S., we offer additional share classes and unit series in response to local needs.

In the U.S., we also offer Advisor Class shares in many of our Franklin and Templeton funds, and we offer Class Z shares in the Mutual Series funds, both of which have no sales charges. Advisor and Class Z shares are offered to certain qualified financial intermediaries, institutions and high net-worth clients (both affiliated and unaffiliated) who have assets held in accounts managed by a subsidiary of Franklin and are also available to our full-time employees and current and former officers, trustees and directors. In the U.S., we also offer money market funds to investors without a sales charge. Under the terms and conditions described in the prospectuses or the statements of additional information for some funds, certain investors can purchase shares at net asset value or at reduced sales charges. Outside the U.S., we offer share classes similar to the Advisor Class shares to certain types of investors, although depending upon the fund and the country(ies) in which the fund is domiciled, the equivalent share class may be offered on a more restrictive or less restrictive basis than the similar U.S. Advisor Class shares.

Some of our insurance products funds offered for sale in the U.S. offer a four-class share structure, Class 1, Class 2, Class 3 and Class 4 shares, which are offered at net asset value without a sales charge directly to insurance company separate accounts, certain qualified plans and other mutual funds (funds of funds).

Internationally, we offer types of share classes based on the local needs of the investors in a particular market, subject to applicable regulations which may change over time. In the majority of cases, investors in any class of shares may exchange their shares for a like class of shares in another fund, subject to certain fees that may apply. Our Non-U.S. Funds have sales charges and fee structures that vary by region.

We derive nearly all of our fund sales through third-party broker/dealers and other similar intermediaries. The distribution agreements with our open-end U.S. Funds generally provide for FTDI to pay commission expenses for sales of fund shares to qualifying broker/dealers and intermediaries. These broker/dealers receive various sales commissions and other fees from FTDI for services in matching investors with funds whose investment objectives match such investors' goals and risk profiles. Broker/dealers may also receive fees for their assistance in explaining the operations of the funds and in servicing and maintaining investors' accounts, and for reporting and various other distribution services. We are heavily dependent upon these third-party distribution and sales channels and business relationships. FTDI may also make payments to certain broker/dealers who provide marketing support services, as described further below. There is increasing competition for access to these channels, which has caused our distribution costs to rise and could cause further increases in the future as competition continues and service expectations increase. As of September 30, 2012, approximately 1,500 local, regional and national banks, securities firms and financial adviser firms offered shares of our open-end U.S. Funds for sale to the U.S. investing public, and approximately 3,600 banks, securities firms and financial adviser firms offered shares of our cross-border Non-U.S. Funds for sale outside of the U.S. In the U.S., we have approximately 90 general wholesalers who interface with financial intermediaries.

Most of our open-end U.S. Funds, with the exception of certain of our money market funds as well as certain high net-worth and institutional funds, have adopted distribution plans under Rule 12b-1 (the "Rule 12b-1 Plans") promulgated under the Investment Company Act ("Rule 12b-1"). Under the Rule 12b-1 Plans, the funds bear certain expenses relating to the distribution of their shares, such as expenses for marketing, marketing support, advertising, printing and sales promotion, and may provide for the funds to reimburse such expenses that FTDI incurs in distributing the funds, subject to the Rule 12b-1 Plans' limitations on amounts. Each fund has a percentage limit for these types of expenses based on its average daily net AUM. In 2010, the SEC proposed changes to Rule 12b-1 which, if adopted, could limit our ability to recover expenses relating to the distribution of our funds.

The Rule 12b-1 Plans are established for one year terms and must be approved annually by each fund's board of directors or trustees and by a majority of its directors or trustees who are not interested persons of the fund under the Investment Company Act (the "disinterested fund directors/trustees"). All of these Rule 12b-1 Plans are subject to termination at any time by a majority vote of the disinterested fund directors/trustees or by the particular fund shareholders. Fees from the Rule 12b-1 Plans that FTDI receives as revenues are paid primarily to third-party broker/dealers who provide services to the shareholder accounts and engage in distribution activities. Similar arrangements exist with the distribution of our Non-U.S. Funds where, generally, our subsidiary that distributes the funds in the local market arranges for and pays commissions and certain other fees to banks and other intermediaries, a portion of which fees is paid from maintenance fees received by the subsidiary and a portion of which may derive from the management fees paid to our various affiliates by the funds.

FTDI and/or its affiliates may make the following additional payments to broker/dealers that sell shares of our funds:

Marketing support payments. FTDI may make payments to certain broker/dealers who are holders or dealers of record for accounts in one or more of our open-end U.S. Funds. Consistent with the provisions and limitations set forth in a fund's Rule 12b-1 Plan, the fund may reimburse FTDI for payments made to broker/dealers for the cost of some or all of the marketing support payments. A broker/dealer's marketing support services may include business planning assistance, advertising, educating broker/dealer personnel about the funds and shareholder financial planning needs, placement on the broker/dealer's list of offered funds, and access to sales meetings, sales representatives and management representatives of the broker/dealer. FTDI compensates broker/dealers differently depending upon, among other factors, sales and asset levels, and the level and/or type of marketing and educational activities provided by the broker/dealer. Such compensation may include financial assistance to broker/dealers that enable FTDI to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other broker/dealer-sponsored events. These payments may vary depending upon the nature of the event. FTDI periodically reviews its marketing support arrangements to determine whether to continue such payments. The statement of additional information for each retail U.S. Fund, provided to investors in such funds upon request, provides a list of broker/dealers that receive such marketing support payments and the maximum payments received. FTDI may also make marketing support payments to financial intermediaries that serve as plan service providers to certain employer sponsored retirement plans in connection with activities intended to assist in the sale of our open-end U.S. Funds to such plans. A portion of the marketing support payments may be reimbursable to FTDI under the terms of a fund's Rule 12b-1 Plan. We may also make marketing support or similar payments to intermediaries located outside the U.S. with respect to investments in Non-U.S. Funds.

Transaction support and other payments. FTDI may pay ticket charges per purchase or exchange order placed by a broker/dealer or one-time payments for ancillary services, such as setting up funds on a broker/dealer's fund trading system. From time to time, FTDI, at its expense, may make additional payments to broker/dealers that sell or arrange for the sale of shares of our U.S. Funds. FTDI routinely sponsors due diligence meetings for registered representatives during which they receive updates on various funds and are afforded the opportunity to speak with portfolio managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in our funds, however, are more likely to be considered. To the extent permitted by their firm's policies and procedures, registered representatives' expenses in attending these meetings may be covered by FTDI. Similar payments may be made by our non-U.S. subsidiaries that distribute our Non-U.S. Funds to third party distributors of such funds.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as the Financial Industry Regulatory Authority ("FINRA"). FTDI makes payments for events it deems appropriate, subject to FTDI's guidelines and applicable law.

3. Shareholder and Transfer Agency Services

We receive shareholder servicing fees for providing transfer agency services, which include providing customer statements, transaction processing, customer service, and tax reporting. One of our subsidiaries, Franklin Templeton Investor Services, LLC ("FTIS"), serves as shareholder servicing and dividend-paying agent for our open-end U.S. Funds. FTIS is registered with the SEC as a transfer agent under the Securities Exchange Act of 1934. Generally, FTIS is compensated under an agreement with each fund on the basis of an annual per account fee that varies with the fund and the type of services being provided. FTIS also is reimbursed for out-of-pocket expenses. Other subsidiaries provide similar services to our Non-U.S. Funds, and in some cases are compensated based on AUM.

FTIS may also pay servicing fees to third-party intermediaries primarily to help offset costs associated with client account maintenance support, statement preparation and transaction processing. Such third parties: (i) maintain omnibus accounts with the fund in the institution's name on behalf of numerous beneficial owners of fund shares; or (ii) provide support for fund shareholder accounts by sharing account data with FTIS through the Depository Trust & Clearing Corporation systems. The funds reimburse FTIS for these third party payments.

4. High Net-Worth Investment Management and Related Services

Through Fiduciary Trust (including its trust company and investment adviser subsidiaries), we provide investment management and related services to, among others, high net-worth individuals and families, foundations and institutional clients. Similarly, through our Canadian high net-worth business unit, Fiduciary Trust Company of Canada ("FTCC"), we provide services and offer sponsored investment products to high net-worth individuals and families. Our high net-worth client business seeks to maintain relationships that span generations and help families plan the most appropriate method of intergenerational wealth transfer.

Individual client assets are typically held in accounts separately managed by individual portfolio managers. These portfolio managers determine asset allocation and stock selection for client accounts, taking into consideration each client's specific long-term objectives while utilizing our macroeconomic and individual stock research.

Fiduciary Trust services that focus on managing family wealth from generation to generation include wealth management and estate and tax planning. We offer clients personalized attention and estate planning expertise in an integrated package of services known as Family Resource Management® ("FRM"). Services under FRM provide clients with an integrated strategy to optimize wealth accumulation and maximize after-tax wealth transfer to the next generation. Evaluation of third-party investment management products or services is performed by the Strategic Advisory Group, an investment advisory group within Fiduciary Trust.

5. Institutional Investment Management

We provide a broad array of investment management services to institutional clients, focusing on foundations, endowment funds and government and corporate pension plans. Our subsidiaries offer a wide range of both U.S. and international equity, fixed-income and alternative strategies through a variety of investment vehicles, including separate accounts, open-end and closed-end funds and unregistered funds. In the U.S., we generally operate our institutional business under the trade name "Franklin Templeton Institutional."

Through various legal entities, including Franklin Templeton Institutional, LLC and various non-U.S. subsidiaries, we distribute and market globally the different capabilities of our various subsidiaries under the Franklin, Templeton, Mutual Series, Bissett, Darby and Balanced Equity Management brand names. We primarily attract new institutional business through our strong relationships with pension and management consultants, direct sales efforts and additional mandates from our existing client relationships, as well as from our responses to requests for proposals.

Our U.S. retirement business is conducted through divisions of FTDI that work closely with sponsors, consultants, record keepers and financial advisors of defined contribution plans, including 401(k) plans, variable annuity products and individual retirement accounts ("IRAs"). We offer our capabilities to the U.S. retirement industry through a number of investment options, including sub-advised portfolios, funds, education savings plans and variable insurance funds.

Through our various subsidiaries, we also market and distribute our sponsored investment products to separately-managed accounts. Our subsidiaries, Franklin Templeton Financial Services Corp. and Templeton/Franklin Investment Services, Inc., also serve as direct marketing broker/dealers for institutional investors for certain of our institutional mutual and private funds.

6. Trust and Custody

Through various trust company subsidiaries, including Fiduciary Trust, we offer trust, custody and related services, including administration, performance measurement, estate planning, tax planning and private banking. We provide planned giving administration and related custody services for non-profit organizations, including pooled income funds, charitable remainder trusts, charitable lead trusts and gift annuities, for which we may or may not act as trustee. Our other subsidiaries involved in the trust business, either as trust companies or companies investing in trust companies, have full trust powers. Our subsidiary, Franklin Templeton Bank & Trust, F.S.B. ("FTB&T"), a federally chartered savings bank, among other functions, exercises full trust powers and serves primarily as custodian of IRAs and business retirement plans invested solely in Franklin Templeton funds. FTB&T also provides Advisor Directed Trust®, a directed trust service.

7. Alternative Investment Products Management

Darby is primarily engaged in sponsoring and managing funds that invest in private equity and mezzanine finance transactions in emerging markets in Asia, Latin America and Central/Eastern Europe. Darby offers these investment funds through private placements to institutional and high net-worth individual investors.

Templeton Asset Management Ltd., an investment adviser, sponsors and manages a limited number of investment partnerships that also invest primarily in emerging markets in Asia, Latin America and Central/Eastern Europe.

Franklin Templeton Institutional, LLC, an investment adviser, manages investment partnerships that invest in funds with exposure to global real estate opportunities.

Franklin Advisers, Inc. ("FAI"), an investment adviser, manages an investment partnership that invests in derivatives across the global equity, global government bond and currency markets. FAI creates tactical long and short positions within the partnership based on a daily review of macroeconomic and valuation factors to determine the relative attractiveness of asset classes to each other as well as the attractiveness of individual factors within asset classes.

8. Select Private Banking

Fiduciary Trust, with assets of $901.6 million and deposits of $611.0 million as of September 30, 2012, is insured by the Federal Deposit Insurance Corporation ("FDIC"), and provides private banking services primarily to high net-worth clients who maintain trust, custody and/or management accounts. Fiduciary Trust's private banking and credit products include, among others, loans secured by marketable securities, deposit accounts and other banking services. Deposits generally include demand and savings deposits, primarily from our private banking clients.

FTB&T, with assets of $187.6 million and deposits of $60.7 million as of September 30, 2012, is also insured by the FDIC. FTB&T currently provides limited lending services to existing Fiduciary Trust and FTB&T customers.

Summary of Our Sponsored Investment Products

Our sponsored investment products are offered globally to retail, institutional, high net-worth and separate account clients, which include individual investors, qualified groups, trustees, tax-deferred (such as IRAs in the U.S. and retirement saving plans, or RSPs, in Canada) or money purchase plans, employee benefit and profit sharing plans, trust companies, bank trust departments and institutional investors. Our sponsored investment products include portfolios managed for some of the world's largest corporations, endowments, charitable foundations and pension funds, as well as wealthy individuals and other institutions. We use various investment techniques to focus on specific client objectives for these specialized portfolios.

1. Investment Objectives Overview

The sponsored investment products that we offer accommodate a variety of investment goals, spanning the spectrum of our clients' risk tolerance - from capital appreciation (with our more growth-oriented products) to capital preservation (with our fixed-income offerings). In seeking to achieve such objectives, each portfolio emphasizes different strategies and invests in different types of instruments.

Our equity investment products include some that are considered value-oriented, others that are considered growth-oriented, and some that use a combination of growth and value characteristics, generally identified as blend or core products. Value investing focuses on identifying companies that our research analysts and portfolio managers believe are undervalued based on a number of different factors, usually put in the context of historical ratios such as price-to-earnings or price-to-book value; however, we also consider the future earnings potential of each individual company on a multi-year basis. Growth investing focuses on identifying companies that our research analysts and portfolio managers believe have sustainable growth characteristics, meeting our criteria for sustainable growth potential, quality and valuation. In this effort, the key variables we examine include: market opportunity (overall size and growth); competitive positioning of the company; assessment of management (strength, breadth, depth, and integrity) and execution of plans; and the general financial strength and profitability of the enterprise, to determine whether the growth and quality aspects are properly reflected in the current share price. Paramount to all of our different equity products is the incorporation of independent, fundamental research through our own collaborative in-house group of investment professionals. Our approach across the variety of equity products we manage emphasizes bottom-up stock selection within a disciplined portfolio construction process, and is complemented by our ongoing assessment of risk at both the security and portfolio levels.

Portfolios seeking income generally focus on one or more of the following securities: taxable and tax-exempt money market instruments; tax-exempt municipal bonds; global fixed-income securities; and fixed-income debt securities of corporations, of the U.S. government and its sponsored agencies and instrumentalities, such as the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, or of the various states in the U.S. Others focus on investments in particular countries and regions.

2. Types of Sponsored Investment Products

As of September 30, 2012, our AUM was $749.9 billion.

Our U.S. Funds (including open-end and closed-end funds and our insurance products trust) accounted for $416.3 billion of AUM as of September 30, 2012. Our five largest U.S. Funds and their AUM were Franklin Income Fund ($68.6 billion), Templeton Global Bond Fund ($63.2 billion), Mutual Global Discovery Fund ($18.1 billion), Templeton Growth Fund ($15.1 billion) and Franklin California Tax-Free Income Fund ($14.8 billion). These five funds represented, in the aggregate, 24% of total AUM.

Our cross-border products, which are comprised of a variety of investment funds domiciled in Luxembourg and Ireland and registered for sale to non-U.S. investors in 39 countries, accounted for $143.6 billion of AUM as of September 30, 2012. Our three largest cross-border funds and their AUM were FTIF - Templeton Global Bond Fund ($42.5 billion), FTIF - Templeton Global Total Return Fund ($25.9 billion) and FTIF - Templeton Asian Growth Fund ($16.8 billion). These three funds represented, in the aggregate, 11% of total AUM.

In addition to our cross-border products, in some countries we offer products for the particular local market. These local/regional funds accounted for $41.6 billion of AUM as of September 30, 2012.

On a company-wide basis, our managed accounts, alternative investment products and trusts accounted for $148.4 billion of AUM as of September 30, 2012, of which $5.2 billion included Darby products and real estate, emerging markets and global fixed-income investment partnerships.

3. AUM by Product and Investment Categories

The following table shows AUM by the various types of our sponsored investment products and investment categories as of September 30, 2012:

(in billions) CATEGORY	INVESTMENT CLASSIFICATION	U.S. Funds	Cross-Border Funds	Local/ Regional Funds	Other Managed Accounts, Alternative Investment Products and Trusts	Total
Equity						
Asia-Pacific	Invests primarily in equity securities of companies located in the Asia-Pacific region	$ 2.2	$ 21.0	$ 3.6	$ 20.7	$ 47.5
Canada	Invests primarily in equity securities of companies located in Canada	—	—	4.2	4.4	8.6
Europe, the Middle East and Africa	Invests primarily in equity securities of companies located in Europe, the Middle East and Africa	1.9	4.2	5.4	0.5	12.0
U.S.	Invests primarily in equity securities of companies located in the U.S.	67.1	5.7	1.5	7.9	82.2
Emerging Markets	Invests primarily in equity securities of companies located in developing regions of the world	4.9	7.2	3.9	4.7	20.7
Global/ International	Invests primarily in equity securities of companies doing business either worldwide or only outside of the U.S.	61.5	10.1	6.0	48.5	126.1
Total Equity		137.6	48.2	24.6	86.7	297.1
Hybrid/Balanced						
Asia-Pacific	Invests primarily in equity and fixed-income securities of companies located in the Asia-Pacific region	—	—	1.2	1.9	3.1
Canada	Invests primarily in equity and fixed-income securities of companies located in Canada	—	—	1.9	2.7	4.6
Europe, the Middle East and Africa	Invests primarily in equity and fixed-income securities of companies located in Europe, the Middle East and Africa	—	0.7	—	—	0.7
U.S.	Invests primarily in equity and fixed-income securities of companies located in the U.S.	80.3	1.3	—	17.5	99.1
Global/ International	Invests primarily in equity and fixed-income securities of companies doing business either worldwide or only outside of the U.S.	1.1	1.2	0.2	0.1	2.6
Total Hybrid/ Balanced		81.4	3.2	3.3	22.2	110.1

(in billions) CATEGORY	INVESTMENT CLASSIFICATION	U.S. Funds	Cross-Border Funds	Local/ Regional Funds	Other Managed Accounts, Alternative Investment Products and Trusts	Total
Fixed-Income						
Asia-Pacific	Invests primarily in debt securities offered by companies and governments located in the Asia-Pacific region	$ —	$ 4.0	$ 4.6	$ 1.0	$ 9.6
Canada	Invests primarily in debt securities of companies and governments located in Canada	—	—	3.5	0.4	3.9
Europe, the Middle East and Africa	Invests primarily in debt securities of companies and governments located in Europe, the Middle East and Africa	—	1.0	—	4.7	5.7
Tax-Free	Invests primarily in municipal bond issuers located in the U.S.	78.5	—	—	4.7	83.2
U.S. Taxable	Invests primarily in taxable debt securities of companies and governments located in the U.S.	39.7	8.9	1.8	6.3	56.7
Emerging Markets	Invests primarily in taxable debt securities of companies and governments located in developing countries worldwide	1.3	8.1	—	7.5	16.9
Global/ International	Invests primarily in debt securities of companies and governments doing business either worldwide or only outside of the U.S.	73.0	69.6	2.8	14.9	160.3
Total Fixed-Income		192.5	91.6	12.7	39.5	336.3
Cash Management	Invests primarily in money market instruments and short-term securities	4.8	0.6	1.0	—	6.4
Total		**$416.3**	**$ 143.6**	**$ 41.6**	**$ 148.4**	**$ 749.9**

FINANCIAL INFORMATION ABOUT SEGMENT AND GEOGRAPHIC AREAS

Certain financial information about the Company's business segment and geographic areas is contained in Note 18 – Segment Information in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K, which is incorporated herein by reference.

REGULATORY CONSIDERATIONS

Virtually all aspects of our business are subject to various federal, state, and international regulation and supervision which continue to change and evolve over time. Consequently, there is uncertainty associated with the regulatory environments in which we operate.

U.S. Regulation

In the U.S., we are currently subject to regulation and supervision by, among others, the SEC, FINRA, the Board of Governors of the Federal Reserve System (the "FRB"), the FDIC, the Office of the Comptroller of the Currency (the "OCC"), the Commodity Futures Trading Commission ("CFTC") and the New York State Department of Financial Services ("NYDFS").

The regulatory environments in which we operate remain uncertain and subject to change. The Reform Act, as well as other legislative and regulatory changes, impose additional restrictions and limitations on us and will likely result in increased scrutiny and oversight of our financial services and products. Due to the complexity and broad scope of the Reform Act and the time required for ongoing regulatory implementation, we are not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over us pursuant to the Reform Act, or the impact that further changes in regulation would have on our business. The so-called "Volcker Rule" provisions of the Reform Act restrict the ability of affiliates of insured depository institutions, such as Franklin, to sponsor or invest in private funds or to engage in certain types of proprietary trading. While the Volcker Rule became effective on July 21, 2012, final rules for its implementation have not yet been adopted. On April 19, 2012, the FRB issued a Statement of Policy that confirmed that banking institutions will have two years from the effective date to conform their activities to the requirements of the Volcker Rule. In addition to the rulemaking mandated by the Reform Act, new rules adopted by the CFTC removed or limited previously available exemptions and exclusions which will impose additional registration and reporting requirements for operators of certain mutual funds and certain other pooled vehicles that use or trade in futures, swaps and other derivatives regulated by CFTC. These regulatory amendments may require us to change certain of our mutual fund or other pooled vehicle business practices or register additional entities with the CFTC.

We also expect that FATCA will cause us to incur significant administrative and compliance costs. FATCA, which is intended to address tax compliance issues related to U.S. taxpayers holding non-U.S. accounts, will require non-U.S. financial institutions to report to the Internal Revenue Service ("IRS") information about financial accounts held by U.S. taxpayers and impose withholding, documentation and reporting requirements on non-U.S. financial institutions. FATCA remains subject to the adoption of applicable regulations by the IRS, and full implementation will be phased in over a multi-year period, commencing in 2013. In addition, changes to the regulation of money market funds currently under discussion could significantly change the structure and operations of those funds.

To the extent our operations or trading in our securities take place outside the U.S., we are subject to regulation by non-U.S. regulations and regulators, and U.S. regulations and regulators such as the Department of Justice and the SEC with respect to the Foreign Corrupt Practices Act of 1977.

The Advisers Act imposes numerous obligations on certain of our subsidiaries registered with the SEC as investment advisers, including record keeping, operating and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations on the investment companies that are advised by our subsidiaries. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the Investment Company Act, ranging from fines and censure to termination of an investment adviser's registration.

The Company and many of the investment companies advised by our various subsidiaries are subject to federal securities laws and state securities and corporate laws, including those affecting corporate governance, such as the Sarbanes-Oxley Act of 2002 and rules adopted by the SEC. As a NYSE-listed company, we are also subject to the rules of the NYSE, including its corporate governance standards. The federal securities laws have also been augmented by other measures, including the USA Patriot Act of 2001.

FINRA Conduct Rules limit the amount of aggregate sales charges that may be paid in connection with the purchase and holding of investment company shares sold through broker/dealers. The effect of the rule is to limit the amount of fees that could be paid pursuant to a fund's Rule 12b-1 Plan to FTDI, our principal sales and distribution subsidiary in the U.S., which earns distribution fees on the distribution of fund shares in the U.S. In 2010, the SEC proposed changes to Rule 12b-1 which, if adopted, could limit our ability to recover expenses relating to the distribution of our funds.

In addition, in connection with our banking services, we are a bank holding company and a financial holding company subject to the supervision and regulation of the FRB and the restrictions, limitations and prohibitions of the BHC Act, as amended by the GLB Act. Significant aspects of the Reform Act relate to changes in the regulation of banks, thrifts, holding companies and related institutions, and the imposition of various restrictions and limitations on certain activities of such entities. The Reform Act includes a number of measures that will increase capital and liquidity requirements, impose limits on leverage, subject dividend payments, stock buybacks and other reductions of capital to heightened regulatory scrutiny, and enhance supervisory authority and regulatory oversight of non-banking entities, which may apply to our business.

FRB policy historically has required bank holding companies to act as a source of strength to their banking subsidiaries and to commit capital and financial resources to support those subsidiaries. The Reform Act codified this policy as a statutory requirement. Such support may be required by the FRB at times when we might otherwise determine not to provide it. In addition, under FRB policy bank holding companies should pay cash dividends on common stock only out of income available from the previous fiscal year and only if prospective earnings retention is consistent with anticipated future needs and financial condition.

The Federal banking agencies apply risk-based and leverage capital guidelines to evaluate the capital adequacy of bank holding companies and depository institutions. The FRB's capital adequacy guidelines applicable to Franklin, the FDIC's capital adequacy guidelines applicable to Fiduciary Trust, and the OCC's capital adequacy guidelines applicable to FTB&T are substantially the same. Under the banking agencies' capital guidelines, Franklin and our banking subsidiaries must meet specific capital adequacy requirements that involve quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. To be considered "well capitalized" under the current guidelines, a bank holding company must maintain a minimum Tier 1 risk-based capital ratio of 6% and a minimum total risk-based capital ratio of 10%, and a bank must maintain a minimum Tier 1 leverage ratio of 5%. Bank holding companies are also subject to a leverage requirement, generally at least 5%, but that requirement is not a condition for "well capitalized" status. As of September 30, 2012, our Tier 1 leverage ratio was 59%, and our Tier 1 risk-based capital and total risk-based capital ratios were 54%. In addition, both Fiduciary Trust and FTB&T were well capitalized as of September 30, 2012. A depository institution generally is prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company if the institution would thereafter be undercapitalized. Moreover, undercapitalized institutions may not accept, renew or roll over brokered deposits. Bank regulators are required to take prompt corrective action to resolve any problems associated with insured depository institutions, such as Fiduciary Trust and FTB&T, if they become undercapitalized. The GLB Act, however, generally prohibits the FRB from imposing similar capital requirements on regulated non-bank subsidiaries of a financial holding company.

Franklin has elected to be a financial holding company under the GLB Act. Pursuant to the GLB Act, a qualifying bank holding company may elect to become a financial holding company to engage in a broader range of activities that are financial in nature, including securities underwriting, dealing and market making, securitizing assets, sponsoring mutual funds and investment companies, engaging in insurance underwriting and brokerage activities and investing (without providing routine management) in companies engaged in non-financial activities. To qualify as a financial holding company, each of a bank holding company's U.S. subsidiary banks and other depository institution subsidiaries must be well capitalized and well managed. The Reform Act added the condition that the bank holding company itself must be well capitalized and well managed. In addition, each such subsidiary must have achieved at least a "satisfactory" rating under the Community Reinvestment Act ("CRA") in the evaluation preceding the financial holding company election. While FTB&T is subject to CRA requirements, Fiduciary Trust remains exempt from such requirements because it qualifies as a special purpose bank. Under this regulatory framework and the environment in which we operate, we are subject to significant constraints that may adversely affect our ability to implement our business plans and strategies.

The BHC Act generally requires that a bank holding company obtain prior approval of the FRB before acquiring control of any bank. In addition, the FRB may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the FRB believes that the financial holding company does not have appropriate financial and managerial resources. The FRB has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries that represent unsafe and unsound banking practices or that constitute violations of law or regulation. Civil money penalties may be imposed against bank holding companies, their non-bank affiliates and officers and directors of such entities for certain activities conducted on a knowing or reckless basis if those activities cause a substantial loss to the bank holding company.

Each of our banking subsidiaries is subject to restrictions under federal law that limit transactions with Franklin and its non-bank subsidiaries, including loans and other extensions of credit, investments, or asset purchases. These and various other transactions, including any payment of money to Franklin and its non-bank subsidiaries, must be on terms and conditions that are, or in good faith would be, offered to companies that are not affiliated with these entities. In addition, these laws and related regulations may limit the Company's ability to obtain funds from subsidiary banks or affiliates.

The operations and activities of Fiduciary Trust and its subsidiaries are subject to extensive regulation, supervision and examination by the FDIC and the NYDFS. Certain of the subsidiaries may also be subject to oversight by various other state regulators depending upon the specific business that is conducted by the particular subsidiary. FTB&T is subject to regulation, supervision and examination by the OCC. The laws and regulations of these regulators generally impose restrictions and requirements, with which we must comply, on capital adequacy, anti-money laundering, management practices, liquidity, branching, earnings, loans, dividends, investments, reserves against deposits and the provision of services.

The federal banking agencies and the NYDFS have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Franklin, our thrift and banking subsidiaries, as well as officers, directors and other so-called "institution-affiliated parties" of these organizations to administrative sanctions and potentially substantial civil money penalties. In addition, the appropriate state or federal chartering agency may appoint the FDIC as conservator or receiver for a banking institution, or the FDIC may appoint itself if certain circumstances exist.

Non-U.S. Regulation

Our operations outside the U.S. are subject to the laws and regulations of certain non-U.S. jurisdictions and non-U.S. regulatory agencies and bodies. As we continue to expand our international presence, a number of our subsidiaries and international operations have become subject to regulatory systems, in various jurisdictions, comparable to those covering our operations in the U.S. Regulators in these non-U.S. jurisdictions may have broad authority with respect to the regulation of financial services including, among other things, the authority to grant or cancel required licenses or registrations. In addition, these regulators may subject certain of our subsidiaries to net capital requirements.

The Financial Services Authority (the "FSA") currently regulates certain of our subsidiaries in the U.K. Authorization by the FSA is required to conduct any financial services related business in the U.K. pursuant to the Financial Services and Markets Act 2000. The FSA's rules under that act govern a firm's capital resources requirements, senior management arrangements, conduct of business, interaction with clients, and systems and controls. Breaches of these rules could result in a wide range of disciplinary actions against our U.K.-regulated subsidiaries.

In addition to the above, our U.K.-regulated subsidiaries and other European subsidiaries and branches, must comply with the pan-European regime established by the Markets in Financial Instruments Directive ("MiFID"), which became effective on November 1, 2007 and regulates the provision of investment services and conduct of investment activities throughout the European Economic Area ("EEA"), as well as the Capital Requirements Directive, which delineates regulatory capital requirements. MiFID sets out detailed requirements governing the organization and conduct of business of investment firms and regulated markets. It also includes pre- and post-trade transparency requirements for equity markets and extensive transaction reporting requirements.

The U.K. has adopted the MiFID rules into national legislation and FSA regulations, as have those other European jurisdictions in which we have a presence. A review of MiFID by the European Commission has led to the publication of a draft replacement directive ("MiFID 2") and a draft new regulation. The proposals, if implemented, are likely to result in changes to pre- and post-trade reporting obligations and an expansion of the types of instruments subject to these requirements. They may affect the buying and selling of derivatives by moving most derivative trading onto regulated trading venues and may control the activities of algorithmic trading. The proposals may also result in changes to conduct of business requirements including selling practices, intermediary inducements and client categorization, as well as the conduct of activities within the European Union ("EU") by non-EU advisers including ours. The proposals also envision giving the European Commission power to ban certain products and services. In addition, a European Commission proposal (the European Market Infrastructure Regulation), when implemented, will require the central clearing of standardized OTC derivatives.

In addition, the FSA has adopted new rules following its retail distribution review ("RDR" rules). These rules, which come into effect on December 31, 2012, will change how retail clients pay for investment advice given in respect of all retail investment products, including open-end and closed-end funds, structured products and insurance-based savings products. In preparation for RDR rule implementation, we have developed new share classes for our funds offered in the U.K., and we are in the process of amending our distribution agreements.

In the aftermath of the financial crisis, the European Commission set out a detailed plan for EU financial reform, outlining a number of initiatives to be reflected in new or updated directives, regulations and recommendations of which the MiFID review was part. These will have direct and indirect effects on our operations in the EEA and the sale into that region of products managed outside of the EEA.

The EU Alternative Investment Fund Managers Directive ("AIFMD"), which became effective on July 21, 2011, must be implemented by EU member states by July 22, 2013. The AIFMD will regulate managers of, and service providers to, alternative investment funds not authorized as UCITS retail funds ("AIFs") domiciled within and outside the EU that are offered in the EU. The AIFMD will also regulate the marketing of all AIFs inside the EEA. In general, the AIFMD is expected to have a staged implementation between mid-2013 and 2018. Compliance with the AIFMD's requirements may restrict AIF marketing and place additional compliance obligations in the form of remuneration policies, capital requirements, reporting requirements, leverage oversight, valuation, stakes in EU companies, the domicile, duties and liability of custodians and liquidity management.

The European Commission has also published proposals to replace the Market Abuse Directive with a regulation on insider dealing and market manipulation and with an accompanying directive on criminal sanctions. There are also ongoing plans to reform the framework to which regulated firms are subject, including in relation to regulatory capital and the protection of client assets, which will have a direct effect on some of our European operations.

The next iteration of the Undertakings for Collective Investment in Transferable Securities Directive ("UCITS IV"), which governs authorized retail funds ("UCITS"), was required to be adopted into the national law of each EU member state by July 1, 2011. Various EU states including the U.K., Luxembourg and Ireland have adopted UCITS IV requirements into national legislation and regulation. However, several other EU member states are still in various stages of the adoption process. UCITS IV introduced new requirements including a requirement on UCITS to provide a key investor information document ("KIID") prior to any fund sale. The KIID is a two-page summary of the key aspects of each share class of a fund. There are also European Commission consultations in process that are intended to enhance retail investor protection, including UCITS V, which is intended to address, among other items, custodial liability and remuneration policies.

Recent proposals on packaged retail investment products ("PRIPs") are to be implemented through the strengthening of MiFID standards (for non-insurance PRIPs), revisions to the Insurance Mediation Directive's selling standard (for all insurance-based PRIPs) and new investor disclosure requirements for all PRIPs though a separate EU legislative process.

In addition, in September 2011, the European Commission proposed a financial transaction tax ("FTT proposal") in the EU, which would, if approved by all 27 Member States, apply to all financial transactions where at least one party is established in an EU Member State and either that party or another party to the transaction is a financial institution. While the specific terms of the FTT proposal remain subject to negotiation, any tax on securities transactions could likely have a negative impact on the liquidity of the derivatives and securities markets in Europe and could adversely impact our European clients' assets and our non-European clients to the extent that they are or want to be invested in European assets.

In Canada, our subsidiaries are subject to provincial and territorial laws and are registered with and regulated by provincial and territorial securities regulatory authorities. The mandate of Canadian securities regulatory authorities is generally to protect investors and to foster fair and efficient capital markets. Securities regulatory authorities impose certain requirements on registrants, including a standard of conduct, capital and insurance, record keeping, regulatory financial reporting, conflict of interest management, compliance systems and securityholder reporting. Failure to comply with applicable securities laws, regulations and rules could result in, among other things, reprimands, suspension of or restrictions on an individual's or firm's registration, prohibitions from becoming or acting as a registrant, administrative penalties or disgorgement. In addition, as a federally licensed trust company, FTCC is subject to regulation and supervision by the Office of the Superintendent of Financial Institutions Canada and another subsidiary, FTC Investor Services Inc., is a member of and regulated by the Mutual Fund Dealers Association of Canada. These regulatory bodies have similar requirements to those of the securities regulatory authorities with a view to ensuring the capital adequacy and sound business practices of the subsidiaries and the appropriate treatment of their clients.

In June 2012, the Canadian Securities Administrators, the umbrella organization of provincial and territorial securities regulatory authorities, released for comment proposed amendments to its rules regarding registrant obligations that will, if implemented, require additional disclosure by registrants to their clients, including enhanced disclosure at account opening of all operating charges and fees a client would be required to pay, pre-trade disclosure of any charges a client would be required to pay, enhanced reporting on client statements that includes charges paid by the client and all compensation received by registrants in respect of a client's account and new reporting regarding the performance of investments held in the account. If adopted, these new rules would require us to make changes to our systems to comply with these new disclosure and reporting standards.

In Singapore, our subsidiaries are subject to, among others, the Securities and Futures Act ("SFA"), the Financial Advisers Act ("FAA") and subsidiary legislation promulgated pursuant to these Acts. This legislation is administered by the Monetary Authority of Singapore ("MAS"). Our asset management subsidiary and its employees conducting regulated activities specified in the SFA and/or the FAA are required to be licensed with the MAS. Failure to comply with applicable laws, regulations, codes, directives, notices and guidelines issued by the MAS may result in penalties including fines, censures and the suspension or revocation of licenses granted by the MAS.

In Australia, our subsidiaries are subject to various Australian federal and state laws and are regulated by the Australian Securities and Investments Commission ("ASIC"). ASIC regulates companies, financial markets and financial services in Australia. ASIC imposes certain conditions on licensed financial services organizations that apply to our subsidiaries, including requirements relating to capital resources, operational capability and controls. Failure to comply with applicable law, regulations or conditions could result in various sanctions being imposed including cancellation, suspension or variation of the licenses held by our Australian subsidiaries.

In Hong Kong, our subsidiary is subject to the Securities and Futures Ordinance (the "SFO"), which governs the securities and futures markets and regulates, among others, offers of investments to the public and provides for the licensing of trading activities and intermediaries. The SFO is administered by the Securities and Futures Commission (the "SFC"). The SFC is also empowered under the SFO to establish standards for compliance as well as codes and guidelines. Our subsidiary and its employees conducting any of the regulated activities specified in the SFO are required to be licensed with the SFC, and are subject to the rules, codes and guidelines issued by the SFC from time to time. Failure to comply with the applicable laws, regulations, codes and guidelines issued by the SFC could result in the suspension or revocation of the licenses granted by the SFC.

In India, our subsidiaries are primarily subject to relevant regulations promulgated by the Securities and Exchange Board of India ("SEBI"), the Reserve Bank of India ("RBI") and the Foreign Investment Promotion Board ("FIPB"). A failure to comply with the applicable laws, regulations, codes, notices, directives, guidelines, orders, circulars and schemes issued by SEBI, RBI or FIPB may result in penalties including fines, censures and/or suspension or revocation of licenses, approvals or registration status.

In Japan, our subsidiary is subject to the Financial Instruments and Exchange Law (the "FIEL") and the Law Concerning Investment Trusts and Investment Corporations. These laws are administered and enforced by the Japanese Financial Services Agency (the "JFSA"), which establishes standards for compliance, including capital adequacy and financial soundness requirements, customer protection requirements and conduct of business rules. The JFSA is empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease and desist orders or the suspension or revocation of registrations and licenses granted under the FIEL.

There are similar legal and regulatory arrangements in force in many other non-U.S. jurisdictions where our subsidiaries, branches and representative offices, as well as certain joint ventures or companies in which we own minority stakes, are authorized to conduct business. We are subject to regulation and supervision by, among others, the Securities Commission of The Bahamas; the Comissão de Valores Mobiliários in Brazil; the Cayman Islands Monetary Authority; the China Securities Regulatory Commission in the People's Republic of China; the Autorité des Marchés Financiers in France; the Federal Financial Supervisory Authority in Germany; the Central Bank of Ireland; the Commissione Nazionale per le Società e la Borsa in Italy; the Financial Services Commission and the Financial Supervisory Service in Korea; the Commission de Surveillance du Secteur Financier in Luxembourg; the Securities Commission in Malaysia; the Comision Nacional Bancaria y de Valores in Mexico; the Autoriteit Financiële Markten in The Netherlands; the Polish Securities and Exchange Commission; the Romanian National Securities Commission;

the Comisión Nacional del Mercado de Valores in Spain; the Finansinspektionen in Sweden; the Swiss Federal Banking Commission; the Securities and Futures Bureau of the Ministry of Finance in the Republic of China; the Dubai Financial Services Authority in the United Arab Emirates; and the State Securities Commission of Vietnam.

COMPETITION

The financial services industry is a highly competitive global industry. There are approximately 9,600 open-end investment funds of varying sizes, and with varying investment policies and objectives, whose shares are offered to the public in the U.S., and there are approximately 63,000 open-end investment funds whose shares are offered to the public outside the U.S.

We face strong competition from numerous investment management companies, securities brokerage and investment banking firms, insurance companies, banks and other financial institutions, which offer a wide range of financial and investment management services to the same institutional accounts, separate accounts, retail investors and high net-worth clients that we are seeking to attract. Competition is based on various factors, including, among others, business reputation, investment performance, product mix and offerings, service quality and innovation, distribution relationships, and fees charged.

Due to our international presence and varied product mix, it is difficult to assess our market position relative to other investment managers on a worldwide basis, but we believe that we are one of the more widely diversified asset managers based in the U.S. We believe that our equity and fixed-income asset mix coupled with our global presence will serve our competitive needs well over the long term. We continue to focus on the long-term performance of our investment products, service to clients and extensive marketing activities through our strong broker/dealer and other financial institution distribution network as well as with high net-worth and institutional clients. We believe that performance, diversity of products and customer service, along with fees and costs, are the primary drivers of competition in the financial services industry.

The periodic establishment of new investment management firms and investment products increases the competition that we face. Many of our competitors have long-standing and established relationships with broker/dealers, investment advisers and their clients. Others have focused on, offer and market specific product lines, which provide strong competition to certain of our asset classes. In addition, consolidation in the financial services industry has created stronger competitors, some with greater financial resources and broader distribution channels than our own.

We rely largely on third-party broker/dealers and other similar intermediaries to distribute and sell our fund shares. We have and continue to pursue sales relationships with all types of intermediaries to broaden our distribution network. We have experienced increased costs related to maintaining our distribution channels and we anticipate that this trend will continue. A failure to maintain strong business relationships with the major intermediaries who currently distribute our products may also impair our distribution and sales operations. Additionally, competing broker/dealers whom we rely upon to distribute and sell our mutual funds may also sell their own proprietary funds and investment products, which could further limit the distribution of our investment products. Any inability to access and successfully sell our products to clients through third-party distribution channels could have a negative effect on our level of AUM, related revenues and overall business and financial condition.

We maintain a technology platform to compete with the rapidly developing and evolving marketplace. However, technology is subject to rapid change and we cannot guarantee that our competitors may not implement more advanced platforms for their products, which could affect our business.

We believe that we are well positioned to deal with changes in marketing trends as a result of our already extensive advertising activities and broad based marketplace recognition. We conduct advertising and promotional campaigns through various media sources to promote brand recognition. We advertise in major financial publications, as well as on television and the Internet, to promote brand name recognition and to assist our distribution network. Such activities include purchasing network and cable programming, sponsorship of sporting events, newspaper and magazine advertising, online and paid search advertising and social media marketing.

INTELLECTUAL PROPERTY

We have used, registered, and/or applied to register certain trademarks, service marks and trade names to distinguish our sponsored investment products and services from those of our competitors in the U.S. and in other countries and jurisdictions, including, but not limited to, Franklin®, Templeton®, Mutual Series®, Bissett®, Fiduciary Trust™, Darby® and Balanced Equity Management™. Our trademarks, service marks and trade names are important to us and, accordingly, we enforce our trademark, service mark and trade name rights. The Franklin Templeton Investments® brand has been, and continues to be, extremely well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our brand is harmed, our future business prospects may be adversely affected.

EMPLOYEES

As of September 30, 2012, we employed approximately 8,600 employees and operated offices in 35 countries. We consider our relations with our employees to be satisfactory.

AVAILABLE INFORMATION

Franklin files reports with the SEC, including current and periodic reports, proxy statements and other information filed with or furnished to the SEC from time to time. The public may read and copy any of these filings at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including Franklin, who file electronically with the SEC, at www.sec.gov. Additional information about the Company's filings can also be obtained at our website at www.franklinresources.com under "Investor Relations." We make available free of charge on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Corporate Governance Guidelines. The Company has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are posted on the Company's website under "Corporate Governance" and are available in print to any stockholder who requests a copy.

Committee Charters. The Company's Board of Directors has an Audit Committee, Compensation Committee and Corporate Governance Committee. The Board of Directors has adopted written charters for each such committee, which are posted on the Company's website under "Corporate Governance" and are available in print to any stockholder who requests a copy.

Item 1A. Risk Factors.

Volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results. The capital and credit markets continue to experience volatility and disruption worldwide. Declines in global financial market conditions have in the past resulted in significant decreases in our assets under management ("AUM"), revenues and income, and future declines may negatively impact our performance. Such declines have had and may in the future have an adverse impact on our results of operations. We may need to modify our business, strategies or operations and we may be subject to additional constraints or costs in order to satisfy new regulatory requirements or to compete in a changed business environment.

The amount and mix of our AUM are subject to significant fluctuations. Fluctuations in the amount and mix of our AUM may be attributable in part to market conditions outside of our control that have had, and in the future could have, a negative impact on our revenues and income. We derive our operating revenues and net income from providing investment management and related services. The level of our revenues depends largely on the level and mix of AUM. Any decrease in the value or amount of our AUM because of market volatility or other factors negatively impacts our revenues and income. We are subject to an increased risk of asset volatility from changes in the global financial and equity markets. Individual financial and equity markets may be adversely affected by economic, political, financial or other instabilities that are particular to the country or regions in which a market is located, including without limitation local acts of terrorism, economic crises, political protests, insurrection or other business, social or political crises. Declines in these markets have caused in the past, and may cause in the future, a decline in our revenues and income. Global economic conditions, exacerbated by war, terrorism, natural disasters or financial crises, changes in the equity marketplace, unanticipated changes in currency exchange rates, interest rates, inflation rates, the yield curve, defaults by derivative counterparties, bond default risks, the sovereign debt crisis in Europe and other factors that are difficult to predict affect the mix, market values and levels of our AUM. The funds we manage may be subject to an unanticipated large number of redemptions as a result of such events, causing the funds to sell securities they hold, possibly at a loss, or draw on any available lines of credit to obtain cash to settle these redemptions, or settle in-kind with securities held in the applicable fund. We may also, in our discretion, provide financial support to a fund to enable it to maintain sufficient liquidity in such event. Our investment management fee revenues are primarily based on a percentage of the value of AUM and vary with the nature of the account or product managed. A decline in the price of stocks or bonds, or in particular market segments, or in the securities market generally, could cause the value and returns on our AUM to decline, resulting in a decline in our revenues and income. Moreover, changing market conditions may cause a shift in our asset mix between international and U.S. assets, potentially resulting in a decline in our revenues and income depending upon the nature of our AUM and the level of management fees we earn based on our AUM. We generally derive higher investment management and distribution fees from our international products than from our U.S. products, and higher sales fees from our U.S. products than from our international products. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenues and income, as we generally derive higher fee revenues and income from equity products than from fixed-income products we manage. On the other hand, increases in interest rates, in particular if rapid, or high interest rates, as well as any uncertainty in the future direction of interest rates, may have a negative impact on our fixed-income products as rising interest rates or interest rate uncertainty typically decrease the total return on many bond investments due to lower market valuations of existing bonds. Any decrease in the level of our AUM resulting from price declines, interest rate volatility or uncertainty, increased redemptions or other factors could negatively impact our revenues and income.

We are subject to extensive and complex, overlapping and frequently changing rules, regulations and legal interpretations. There is uncertainty associated with the regulatory environment in which we operate. Our business is subject to extensive and complex, overlapping and frequently changing rules, regulations and legal interpretations in the countries in which we operate, including, among others, securities, banking, accounting, tax, ethics and privacy laws and regulations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act") imposes additional restrictions and limitations on us and will likely result in increased scrutiny and oversight of our financial services and products as the various rules and regulations required for implementation continue to be adopted. Due to the complexity and broad scope of the Reform Act and the time required for regulatory implementation, we are not able to predict at this time all of the specific requirements that will be adopted by regulatory agencies having authority over us pursuant to the Reform Act, or the impact of all of the changes in regulation. The so-called "Volcker Rule" provisions of the Reform Act restrict the ability of affiliates of insured depository institutions, such as Franklin, to sponsor or invest in private funds or to engage in certain types of proprietary trading. While the Volcker Rule became effective on July 21, 2012, final rules for its implementation have not yet been adopted. On April 19, 2012, the Board of Governors of the Federal Reserve System (the "FRB") issued a Statement of Policy that confirmed that banking institutions will have two years from the effective date to conform their activities to the requirements of the Volcker Rule. In addition to the rulemaking mandated by the Reform Act, new rules adopted by the Commodity Futures Trading Commission ("CFTC") removed or limited previously available exemptions and exclusions which will impose additional registration and reporting requirements for operators of certain mutual funds and certain other pooled vehicles that use or trade in futures, swaps and other derivatives regulated by the CFTC. These regulatory amendments may require us to change certain of our mutual fund or other pooled vehicle business practices or register additional entities with the CFTC. Further, upon implementation, the Foreign Account Tax Compliance Act ("FATCA"), which is intended to address tax compliance issues related to U.S. taxpayers holding non-U.S. accounts, will require non-U.S. financial institutions to report to the Internal Revenue Service ("IRS") information about financial accounts held by U.S. taxpayers and impose withholding, documentation and reporting requirements on non-U.S. financial institutions. FATCA remains subject to the adoption of applicable regulations by the IRS, and full implementation will be phased in over a multi-year period, commencing in 2013. We expect that FATCA will cause us to incur significant administrative and compliance costs. Changes to the regulation of money market funds currently under discussion could significantly change the structure and operations of those funds.

Financial reporting requirements, and the processes, controls and procedures that have been put in place to address them, are often comprehensive and complex. We may be adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation of existing laws and regulations. While management has focused attention and resources on our compliance policies, procedures and practices, non-compliance with applicable laws or rules or regulations, conflicts of interest requirements or fiduciary principles, or our inability to keep up with, or adapt to, an ever changing, complex regulatory environment, could result in civil liability, criminal liability and/or sanctions against us, including fines and censures, injunctive relief, suspension or expulsion from a particular jurisdiction or market or the revocation of licenses, any of which could adversely affect our reputation, prospects, revenues and income.

We are subject to U.S. federal securities laws, state laws regarding securities fraud, other federal and state laws and rules and regulations of certain regulatory and self-regulatory organizations, including those rules and regulations promulgated by, among others, the SEC, the Financial Industry Regulatory Authority and the New York Stock Exchange. Because of our non-U.S. operations and/or trading in our securities that take place outside the U.S., we are also subject to regulation by non-U.S. regulators and U.S. regulators such as the Department of Justice and the SEC with respect to the Foreign Corrupt Practices Act of 1977. Certain of our subsidiaries are registered with the SEC under the Investment Advisers Act of 1940 and many of our funds are registered with the SEC under the Investment Company Act, both of which impose numerous obligations, as well as detailed operational requirements, on our subsidiaries which are investment advisers to registered investment companies. Our subsidiaries must comply with a myriad of complex and changing U.S. and/or non-U.S. rules and regulations, some of which may conflict, as well as complex tax regimes. Additionally, as we continue to expand our operations, sometimes rapidly, into additional non-U.S. jurisdictions, the rules and regulations of these non-U.S. jurisdictions become applicable, sometimes with short compliance deadlines, and add further regulatory complexity to our ongoing global compliance operations.

We are also a bank holding company and a financial holding company subject to the supervision and regulation of the FRB and are subject to the restrictions, limitations and prohibitions of the Bank Holding Company Act of 1956 (the "BHC Act") and the Gramm-Leach-Bliley Act. In addition, significant aspects of the Reform Act relate to changes in the regulation of banks, thrifts, holding companies and related institutions, including with respect to regulation and supervision in the banking industry, and the imposition of various restrictions and limitations on certain activities of such entities. The Reform Act includes a number of measures that will increase capital and liquidity requirements, impose limits on leverage, and enhance supervisory authority and regulatory oversight of non-banking entities which may apply to our business. The FRB may impose additional limitations or restrictions on our activities, including if the FRB believes that we do not have the appropriate financial and managerial resources to commence or conduct an activity or make an acquisition. Further, our banking subsidiary, Fiduciary Trust Company International ("Fiduciary Trust"), is subject to extensive regulation, supervision and examination by the Federal Deposit Insurance Corporation and the New York State Department of Financial Services, while other subsidiaries are subject to oversight by the Office of the Comptroller of the Currency (the "OCC") and various state regulators.

The laws and regulations imposed by our banking regulators generally involve restrictions and requirements in connection with a variety of technical, specialized, and expanding matters and concerns. For example, compliance with anti-money laundering and Know-Your-Customer requirements, both domestically and internationally, and the Bank Secrecy Act has taken on heightened importance with regulators as a result of efforts to, among other things, limit terrorism. At the same time, there has been increased regulation with respect to the protection of customer privacy and the need to secure sensitive customer information. As we continue to address these requirements or focus on meeting new or expanded ones, we may expend a substantial amount of time and resources. Any inability to meet these requirements, within the timeframes set by regulators, may subject us to sanctions or other restrictions by the regulators that could impact our broader business. Moreover, being subject to banking regulation may put us at a disadvantage compared to our competitors which are not subject to such requirements.

On March 5, 2012, Fiduciary Trust submitted an application to the OCC to convert from a New York state-chartered bank to an uninsured national banking association with fiduciary powers, the activities of which would be limited to those authorized by the OCC for a trust bank and activities related thereto. Franklin Templeton Bank & Trust,

F.S.B. would be merged into this entity and our status as a bank holding company would end. In September 2012, the OCC advised us that it had changed its policy. We understand that it generally will no longer charter uninsured national trust banks. In light of this, we are considering alternative structures for our banking subsidiaries. There is no assurance that we will be able to successfully restructure our subsidiaries or cease to be regulated as a bank holding company. Moreover, even if such restructuring were to be completed, we could still be subject to enhanced prudential standards and FRB supervision if the Financial Stability Oversight Council were to designate us as a systemically important non-bank financial company under the Reform Act.

Regulatory and legislative actions and reforms have made the regulatory environment in which we operate more costly and future actions and reforms could adversely impact our AUM, increase costs and negatively impact our profitability and future financial results. Since 2001, the federal securities laws have been augmented substantially and made significantly more complex by, among other measures, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the Reform Act. Moreover, the adoption of new laws or regulations and changes in the interpretation or enforcement of existing laws or regulations have directly affected, and may continue to affect, our business. With new laws and changes in interpretation of existing requirements, the associated time we must dedicate to, and related costs we must incur in, meeting the regulatory complexities of our business have increased. In particular, many provisions of the Reform Act still require the adoption of rules to implement the Reform Act and mandate multiple studies, which could result in additional legislative or regulatory action. We may be required to invest significant management time and resources to address the various provisions of the Reform Act and the numerous regulations that are required to be issued under it. In addition, the SEC has proposed changes to Rule 12b-1 promulgated under the Investment Company Act which, if adopted, could limit our ability to recover expenses relating to the distribution of our funds. Outlays associated with meeting regulatory complexities have also increased as we expand our business into new jurisdictions. Compliance activities to meet these and other new legal requirements have required us to expend additional time and resources, and, consequently, we are incurring increased costs of doing business, which potentially negatively impacts our profitability and future financial results. Moreover, any potential accounting or reporting error, whether financial or otherwise, if material, could damage our reputation, adversely affect our ability to conduct business, and decrease revenues and income. Finally, any regulatory and legislative actions and reforms affecting the mutual fund industry, including compliance initiatives, may negatively impact revenues by increasing our costs of accessing or dealing in the financial markets or by making certain investment offerings less favorable to our clients.

Failure to comply with the laws, rules or regulations in any of the non-U.S. jurisdictions in which we operate could result in substantial harm to our reputation and results of operations. As with all investment management companies, our activities are highly regulated in almost all countries in which we conduct business. The regulatory environments of the non-U.S. jurisdictions where we conduct our business or where the funds and products we manage are organized or sold are complex, uncertain and subject to change. Local regulatory environments may vary widely and place additional demands on our sales, legal and compliance personnel. Failure to comply with the applicable laws, rules, regulations, codes, directives, notices or guidelines in any of our non-U.S. jurisdictions could result in a wide range of penalties and disciplinary actions, including fines, censures and the suspension or expulsion from a particular jurisdiction or market or the revocation of licenses, any of which could adversely affect our reputation and operations. In recent years, the non-U.S. regulatory environments in which we operate have seen significant increased and evolving regulation, which has imposed and may continue to impose additional compliance and operational costs on us in the applicable jurisdictions. Regulators in non-U.S. jurisdictions could also change their policies or laws in a manner that might restrict or otherwise impede our ability to offer our investment products and services in their respective markets, or we may be unable to keep up with, or adapt to, the ever changing, complex regulatory requirements in such jurisdictions or markets, which could further negatively impact our business.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition, results of operations and liquidity. We are subject to income taxes as well as non-income based taxes, in both the U.S. and various non-U.S. jurisdictions and are subject to ongoing tax audits in the U.S. and various non-U.S. jurisdictions. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on our net income or financial condition. Changes in tax laws or tax rulings could materially impact our effective tax rate. For example, proposals for fundamental U.S. corporate tax reform, if enacted, could change the amount of taxes we are required to pay and have a significant impact on our future results of operations, profitability and financial condition.

Any significant limitation, failure or security breach of our software applications, technology or other systems that are critical to our operations could constrain our operations. We are highly dependent upon the use of various proprietary and third-party software applications and other technology systems to operate our business. We use our technology to, among other things, obtain securities pricing information, process client transactions, and provide reports and other customer services to the clients of the funds we manage. Any inaccuracies, delays, systems failures or security breaches in these and other processes could subject us to client dissatisfaction and losses. Although we take protective measures, including measures to effectively secure information through system security technology, our technology systems may still be vulnerable to unauthorized access, computer viruses or other events that have a security impact, such as an authorized employee or vendor inadvertently causing us to release confidential information, which could materially damage our operations or cause the disclosure or modification of sensitive or confidential information. Breach of our technology systems could result in the loss of valuable information, liability for stolen assets or information, remediation costs to repair damage caused by the breach, additional security costs to mitigate against future incidents and litigation costs resulting from the incident. Moreover, loss of confidential customer identification information could harm our reputation and subject us to liability under laws that protect confidential personal data, resulting in increased costs or loss of revenues.

Further, although we take precautions to password protect and encrypt our laptops and other mobile electronic hardware, if such hardware is stolen, misplaced or left unattended, it may become vulnerable to hacking or other unauthorized use, creating a possible security risk and resulting in potentially costly actions by us. Most of the software applications that we use in our business are licensed from, and supported, upgraded and maintained by, third-party vendors. A suspension or termination of certain of these licenses or the related support, upgrades and maintenance could cause temporary system delays or interruption. In addition, our failure to properly manage and operate our data centers could have an adverse impact on our business. Although we have in place certain disaster recovery plans, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war, and third-party failures. Technology is subject to rapid change and we cannot guarantee that our competitors may not implement more advanced technology platforms for their products, which could affect our business. Potential system failures or breaches, or advancements in technology, and the cost necessary to address them, could result in material financial loss or costs, regulatory actions, breach of client contracts, reputational harm or legal claims and liability, which in turn could negatively impact our revenues and income.

Our business operations are complex and a failure to properly perform operational tasks or the misrepresentation of our products and services, or the termination of investment management agreements representing a significant portion of our AUM, could have an adverse effect on our revenues and income. Through our subsidiaries, we provide investment management and related services to our sponsored investment products, that consist of investment funds and institutional, high net-worth and separately-managed accounts. In addition to investment management, our services include fund administration, sales, distribution, shareholder services, transfer agency, trustee, custodial and other fiduciary services, as well as select private banking services. In order to be competitive, we must properly perform our fund and portfolio administration and related responsibilities, including portfolio recordkeeping and accounting, security pricing, corporate actions, investment restrictions compliance, daily net asset value computations, account reconciliations, and required distributions to fund shareholders. In addition, the intentional or unintentional misrepresentation of our products and services in advertising materials, public relations information, social media or other external communications could adversely affect our reputation and business prospects. Our investment management fees, which represent a majority of our revenues, are dependent on fees earned under investment management agreements that we have with the sponsored investment products we advise. Our revenues could be adversely affected if such agreements representing a significant portion of our AUM are terminated or significantly altered. Further, certain of our subsidiaries may act as general partner for various investment partnerships, which may subject them to liability for the partnerships' liabilities. If we fail to properly perform and monitor our operations, our business could suffer and our revenues and income could be adversely affected.

We face risks, and corresponding potential costs and expenses, associated with conducting operations and growing our business in numerous countries. We sell mutual funds and offer investment management and related services in many different regulatory jurisdictions around the world, and intend to continue to expand our operations internationally.

As we do so, we will continue to face challenges to the adequacy of our resources, procedures and controls to consistently and effectively operate our business. In order to remain competitive, we must be proactive and prepared to implement necessary resources when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. As we grow, we face a heightened risk that the necessary resources and/or personnel will be unavailable to take full advantage of strategic opportunities when they appear or that strategic decisions can be efficiently implemented. Local regulatory environments may vary widely, as may the adequacy and sophistication of each. Similarly, local distributors, and their policies and practices as well as financial viability, may be inconsistent or less developed or mature. Notwithstanding potential long-term cost savings by increasing certain operations, such as transfer agent and other back-office operations, in countries or regions of the world with lower operating costs, growth of our international operations may involve near-term increases in expenses as well as additional capital costs, such as information systems and technology costs and costs related to compliance with particular regulatory or other local requirements or needs. Local requirements or needs may also place additional demands on sales and compliance personnel and resources, such as meeting local language requirements, while also integrating personnel into an organization with a single operating language. Finding, hiring and retaining additional, well-qualified personnel and crafting and adopting policies, procedures and controls to address local or regional requirements remain a challenge as we expand our operations internationally. Moreover, regulators in non-U.S. jurisdictions could also change their policies or laws in a manner that might restrict or otherwise impede our ability to distribute or register investment products in their respective markets. Any of these local requirements, activities, or needs could increase the costs and expenses we incur in a specific jurisdiction without any corresponding increase in revenues and income from operating in the jurisdiction. In addition, from time to time we enter into international joint ventures in which we may not have control. These investments in joint ventures may involve risks, including the risk that the controlling joint venture partner may have business interests, strategies or goals that are inconsistent with ours, and the risk that business decisions or other actions or omissions of the controlling joint venture partner or the joint venture company may result in harm to our reputation or adversely affect the value of our investment in the joint venture.

We depend on key personnel and our financial performance could be negatively affected by the loss of their services. The success of our business will continue to depend upon our key personnel, including our portfolio and fund managers, investment analysts, investment advisers, sales and management personnel and other professionals as well as our executive officers and business unit heads. Competition for qualified, motivated, and highly skilled executives, professionals and other key personnel in the investment management industry remains significant. Our success depends to a substantial degree upon our ability to find, attract, retain, and motivate qualified individuals, including through competitive compensation packages, and upon the continued contributions of these people. Regulations, including those required to be adopted under the Reform Act, could impose restrictions on compensation paid by financial institutions, which could restrict our ability to compete effectively for qualified professionals. As our business grows, we are likely to need to increase correspondingly the overall number of individuals that we employ. Moreover, in order to retain certain key personnel, we may be required to increase compensation to such individuals, resulting in additional expense without a corresponding increase in potential revenues. We cannot assure you that we will be successful in finding, attracting and retaining qualified individuals, and the departure of key investment personnel, in particular, if not replaced, could cause us to lose clients, which could have a material adverse effect on our financial condition, results of operations and business prospects.

Strong competition from numerous and sometimes larger companies with competing offerings and products could limit or reduce sales of our products, potentially resulting in a decline in our market share, revenues and income. We compete with numerous investment management companies, securities brokerage and investment banking firms, insurance companies, banks and other financial institutions. Our investment products also compete with products offered by these competitors as well as real estate investment trusts, hedge funds and others. The periodic establishment of new investment management companies and other competitors increases the competition that we face. At the same time, consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Competition is based on various factors, including, among others, business reputation, investment performance, product mix and offerings, service quality and innovation, distribution relationships, and fees charged. Additionally, competing securities broker/dealers whom we rely upon to distribute and sell our mutual funds may also sell their own proprietary funds and investment products, which could limit the distribution of our investment products. To the extent that existing or potential clients, including securities broker/dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and income could decline. Our ability to attract and retain AUM is also dependent on the relative investment performance of our funds and other managed investment portfolios, offering a mix of sponsored investment products that meets investor demand and our ability to maintain our investment management fees at competitive levels.

Changes in the third-party distribution and sales channels on which we depend could reduce our income and hinder our growth. We derive nearly all of our fund sales through third-party broker/dealers and other similar investment advisers. Increasing competition for these distribution channels and regulatory initiatives have caused our distribution costs to rise and could cause further increases in the future or could otherwise negatively impact the distribution of our products. Pursuant to the Reform Act, the SEC may establish different standards for broker/dealers in their interaction with retail customers, which could have an impact on sales and/or distribution costs. Higher distribution costs lower our income; consolidations in the broker/dealer industry could also adversely impact our income. Moreover, if several of the major financial advisers who distribute our products were to cease operations or limit or otherwise end the distribution of our products, it could have a significant adverse impact on our income. There is no assurance we will continue to have access to the third-party broker/dealers and similar investment advisers that currently distribute our products, or continue to have the opportunity to offer all or some of our existing products through them. A failure to maintain strong business relationships with the major investment advisers who currently distribute our products may also impair our distribution and sales operations. Because we use broker/dealers and other similar investment advisers to sell our products, we do not control the ultimate investment recommendations given to clients. Any inability to access and successfully sell our products to clients through third-party distribution channels could have a negative effect on our level of AUM, income and overall business and financial condition.

Our increasing focus on international markets as a source of investments and sales of investment products subjects us to increased exchange rate and other risks in connection with our revenues and income generated overseas. While we maintain a significant portion of our operations in the U.S., we also provide services and earn revenues in The Bahamas, Asia-Pacific, Europe, Canada, Latin America, the Middle East and Africa. As a result, we are subject to foreign exchange risk through our non-U.S. operations. Fluctuations in the exchange rates to the U.S. dollar may affect our financial results from one period to the next. While we have taken steps to reduce our exposure to foreign exchange risk, for example, by denominating a significant amount of our transactions in U.S. dollars, the situation may change in the future as our business continues to grow outside the U.S. Appreciation of the U.S. dollar could moderate revenues from managing investment products internationally or could affect relative investment performance of certain funds invested in non-U.S. securities. In addition, we have risk associated with the foreign exchange revaluation of U.S. dollar balances held by certain non-U.S. subsidiaries for which the local currency is the functional currency. Separately, management fees that we earn tend to be higher in connection with international AUM than with U.S. AUM. Consequently, a downturn in international markets could have a significant effect on our revenues and income. Moreover, as our business continues to grow in non-U.S. markets, any ongoing and future business, economic, social or political unrest affecting these markets, in addition to any direct consequences such unrest may have on our personnel and facilities located in the affected area, may also have a more lasting impact on the long-term investment climate in these and other areas and, as a result, our AUM and the corresponding revenues and income that we generate from them may be negatively affected.

Harm to our reputation or poor investment performance of our products could reduce the level of our AUM or affect our sales, potentially negatively impacting our revenues and income. Our reputation is critical to the success of our business. We believe that our Franklin Templeton Investments brand has been, and continues to be, well received both in our industry and with our clients, reflecting the fact that our brand, like our business, is based in part on trust and confidence. If our reputation is harmed, existing clients may reduce amounts held in, or withdraw entirely from, funds that we advise or funds may terminate their management agreements with us, which could reduce the amount of AUM and cause us to suffer a corresponding loss in our revenues and income. Our investment performance, along with achieving and maintaining superior distribution and client services, is also critical to the success of our business. Strong investment performance often stimulates sales of our investment products. Poor investment performance as compared to third-party benchmarks or competitive products could lead to a decrease in sales of investment products we manage and stimulate redemptions from existing products, generally lowering the overall level of AUM and reducing the management fees we earn. We cannot assure you that past or present investment performance in the investment products we manage will be indicative of future performance. Any poor investment performance may negatively impact our revenues and income. Reputational harm or poor investment performance may cause us to lose current employees and we may be unable to continue to attract new ones with similar qualifications, motivations, or skills. If we fail to address, or appear to fail to address, successfully and promptly the underlying causes of any reputational harm or poor investment performance, we may be unsuccessful in repairing any existing harm to our reputation or performance and our future business prospects would likely be affected.

Our future results are dependent upon maintaining an appropriate level of expenses, which is subject to fluctuation. The level of our expenses is subject to fluctuation and may increase for the following or other reasons: changes in the level and scope of our advertising expenses in response to market conditions; variations in the level of total compensation expense due to, among other things, bonuses, changes in our employee count and mix, and competitive factors; changes in expenses and capital costs, including costs incurred to maintain and enhance our administrative and operating services infrastructure or to cover uninsured losses and an increase in insurance expenses including through the assumption of higher deductibles and/or co-insurance liability.

Our ability to successfully integrate widely varied business lines can be impeded by systems and other technological limitations. Our continued success in effectively managing and growing our business depends on our ability to integrate the varied accounting, financial, information, and operational systems of our various businesses on a global basis. Moreover, adapting or developing our existing technology systems to meet our internal needs, as well as client needs, industry demands and new regulatory requirements, is also critical for our business. The constant introduction of new technologies presents new challenges to us. We have an ongoing need to continually upgrade and improve our various technology systems, including our data processing, financial, accounting, shareholder servicing and trading systems. Further, we also must be proactive and prepared to implement technology systems when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. These needs could present operational issues or require, from time to time, significant capital spending. It also may require us to reevaluate the current value and/or expected useful lives of our technology systems, which could negatively impact our results of operations.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability. Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, tsunami, terrorist attack, pandemic or other natural or man-made disaster, our continued success will depend, in part, on the safety and availability of our personnel, our office facilities, and the proper functioning of our computer, telecommunication and other related systems and operations. While our operational size, the diversity of locations from which we operate, and our redundant back-up systems provide us with a strong advantage should we experience a local or regional disaster or other business continuity event, we could still experience near-term operational challenges, in particular depending upon how a local or regional event may affect our human capital across our operations or with regard to particular aspects of our operations, such as key executive officers or personnel in our technology group. Moreover, as we grow our operations in new geographic regions, the potential for particular types of natural or man-made disasters, political, economic or infrastructure instabilities, or other country- or region-specific business continuity risks increases. Past disaster recovery efforts have demonstrated that even seemingly localized events may require broader disaster recovery efforts throughout our operations and, consequently, we regularly assess and take steps to improve upon our existing business continuity plans and key management succession. However, a disaster on a significant scale or affecting certain of our key operating areas within or across regions, or our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

Certain of the portfolios we manage, including our emerging market portfolios, are vulnerable to significant market-specific political, economic or other risks, any of which may negatively impact our revenues and income. Our emerging market portfolios and revenues derived from managing these portfolios are subject to significant risks of loss from political, economic, and diplomatic developments, currency fluctuations, social instability, changes in governmental policies, expropriation, nationalization, asset confiscation and changes in legislation related to non-U.S. ownership. International trading markets, particularly in some emerging market countries, are often smaller, less liquid, less regulated and significantly more volatile than those in the U.S.

Regulatory and governmental examinations and/or investigations, litigation and the legal risks associated with our business, could adversely impact our AUM, increase costs and negatively impact our profitability and/or our future financial results. From time to time we may receive requests for documents or other information from governmental authorities or regulatory bodies or we also may become the subject of governmental or regulatory investigations and/or examinations, and governmental or regulatory investigations and/or examinations that have been inactive could become active. In addition, we may be named in litigation. We may be obligated, and under our certificate of incorporation and by-laws and our standard form of indemnification agreement with certain directors in some instances, we are obligated, or we may choose, to indemnify directors, officers or employees against liabilities and expenses they may incur in connection with such matters to the extent permitted under applicable law. Even if claims made against us are without merit, litigation typically is an expensive process. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. Eventual exposures from and expenses incurred relating to any litigation, investigations, examinations and settlements could adversely impact our AUM, increase costs and negatively impact our profitability and/or our financial results. Judgments, findings or allegations of wrongdoing by regulatory or governmental authorities or in litigation against us or settlements with respect thereto could affect our reputation, increase our costs of doing business and/or negatively impact our revenues, any of which could have a material negative impact on our financial results.

Our ability to meet cash needs depends upon certain factors, including the market value of our assets, operating cash flows and our perceived creditworthiness. Our ability to meet anticipated cash needs depends upon factors such as the market value of our assets, our operating cash flows and our creditworthiness as perceived by lenders. If we are unable to obtain funds and financing, we may be forced to incur unanticipated costs or revise our business plans. Further, our access to the capital markets depends significantly on our credit ratings. A reduction in our long- or short-term credit ratings could increase our borrowing costs and limit our access to the capital markets. Volatility in the global financing markets may also impact our ability to access the capital markets should we seek to do so, and have an adverse effect on investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. If we are unable to obtain funds and financing, or access the capital markets in a timely manner, we may be forced to incur unanticipated costs or revise our business plans, and our business could be adversely impacted.

Our business could be negatively affected if we or our banking subsidiaries fail to satisfy capital and other regulatory standards, and liquidity needs could affect our banking services. Our bank and thrift subsidiaries are subject to significant regulation and supervision, which includes minimum regulatory capital standards. Franklin is also subject to minimum capital and other regulatory standards because it is a bank holding company and financial holding company registered with the FRB under the BHC Act. Our business could be negatively affected if Franklin or its bank or thrift subsidiaries fail to meet these standards. Loss of financial holding company status could require that we either cease activities that are only permissible for us to engage in as a financial holding company or divest our banking subsidiaries if we desire to continue such activities. The banking regulators are authorized (and sometimes required) to impose a wide range of requirements, conditions, and restrictions on banks, thrifts, and bank holding companies that fail to maintain adequate capital levels. The Reform Act imposes more stringent capital, liquidity and leverage ratio requirements on bank holding companies. In addition, liquidity needs could affect our banking services, which may be subject to an unanticipated large number of withdrawals as a result of a number of factors, such as changed or unstable economic conditions, adverse trends or events, interest rates paid by competitors, general interest rate levels, and returns available to clients on alternative investments. Our banking subsidiaries may be required from time to time to rely on secondary sources of liquidity, such as the sale of investment securities, Federal Home Loan Bank ("FHLB") advances and federal funds lines to enable them to meet such withdrawal demands. These secondary sources may not be sufficient to meet liquidity needs.

We are dependent on the earnings of our subsidiaries. Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to fund operations are dependent upon the earnings of our subsidiaries and the distribution of earnings, loans or other payments by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. Any payments to us by our subsidiaries could be subject to statutory or contractual restrictions and are contingent upon our subsidiaries' earnings and business considerations.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We conduct our worldwide operations using a combination of leased and owned facilities. While we believe we have sufficient facilities to conduct our business at present, we will continue to lease, acquire and dispose of facilities throughout the world as necessary.

We lease space in various states in the U.S., including California, Connecticut, Delaware, Florida, New Jersey, New York, Utah and the District of Columbia, and in various non-U.S. locations, including Australia, Austria, Brazil, Canada, China (including Hong Kong), Colombia, France, Germany, Hungary, India, Isle of Man, Italy, Japan, Korea, Luxembourg, Malaysia, Mexico, The Netherlands, Poland, Romania, Russia, Singapore, Slovakia, South Africa, Spain, Sweden, Switzerland, Thailand, Turkey, United Arab Emirates, the U.K. (including England and Scotland) and Vietnam. As of September 30, 2012, we leased and occupied approximately 1,061,000 square feet of space. We have also leased and subsequently subleased to third parties approximately 77,000 square feet of excess leased space.

In addition, we own four buildings in San Mateo, California; five buildings in Rancho Cordova, California; two buildings in Stockton, California; five buildings in St. Petersburg, Florida; one building in Ft. Lauderdale, Florida; three buildings in Hyderabad, India; and two buildings in Nassau, The Bahamas, as well as space in office buildings in Argentina, India and Singapore. The buildings we own consist of approximately 2,113,000 square feet of space. We have leased to third parties approximately 351,000 square feet of excess owned space.

Item 3. Legal Proceedings.

The information set forth in response to this Item 3 of Regulation S-K under "Legal Proceedings" is incorporated by reference from the "Legal Proceedings" section in Note 15 – Commitments and Contingencies in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K, which is incorporated herein by reference.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) to Form 10-K, the following description of our executive officers is included as an unnumbered item in Part I of this report in lieu of being included in our definitive proxy statement for our annual meeting of stockholders. Set forth below are the name, age, present title, and certain other information for each of our executive officers as of November 14, 2012. Each executive officer is appointed by Franklin's Board of Directors and holds his/her office until the earlier of his/her death, resignation, retirement, disqualification or removal.

VIJAY C. ADVANI
AGE 51

Executive Vice President - Global Advisory Services since March 2011; formerly, Executive Vice President-Global Distribution of Franklin from June 2008 to March 2011, and Executive Vice President-Global Advisor Services of Franklin from December 2005 to June 2008; officer and/or director of various subsidiaries of Franklin; employed by Franklin or its subsidiaries in various other capacities for more than the past five years.

CHARLES B. JOHNSON
AGE 79

Chairman of the Board since December 1999 and director of Franklin since 1969; formerly, Chief Executive Officer of Franklin; officer and/or director of various subsidiaries of Franklin; officer and/or director or trustee of various investment companies managed or advised by subsidiaries of Franklin.

GREGORY E. JOHNSON
AGE 51

President of Franklin since December 1999 and Chief Executive Officer of Franklin since January 2004; officer and/or director of various subsidiaries of Franklin.

JENNIFER M. JOHNSON
AGE 48

Executive Vice President and Chief Operating Officer of Franklin since March 2010; formerly, Executive Vice President–Operations and Technology of Franklin from December 2005 to March 2010, and Senior Vice President and Chief Information Officer of Franklin from May 2003 to December 2005; officer of Franklin for more than the past five years; officer or director of various subsidiaries of Franklin. Director, Keynote Systems, Inc. since April 2004.

RUPERT H. JOHNSON, JR.
AGE 72

Vice Chairman since December 1999 and director of Franklin since 1969; officer and/or director of various subsidiaries of Franklin; officer and/or director or trustee of various investment companies managed or advised by subsidiaries of Franklin.

KENNETH A. LEWIS
AGE 51

Executive Vice President of Franklin since October 2007 and Chief Financial Officer of Franklin since October 2006; formerly, Senior Vice–President and Treasurer of Franklin from October 2006 to October 2007, Vice President–Enterprise Risk Management of Franklin from April 2006 to October 2006 and Vice President and Treasurer of Franklin from June 2002 to April 2006; officer and/or director of various subsidiaries of Franklin for more than the past five years.

JOHN M. LUSK
AGE 54

Executive Vice President - Investment Management since March 2011; formerly, Executive Vice President-Portfolio Operations of Franklin from December 2005 to March 2011, and Vice President of Franklin from January 2004 to December 2005; officer and/or director of various subsidiaries of Franklin; employed by Franklin or its subsidiaries in various other capacities for more than the past five years.

CRAIG S. TYLE
AGE 52

Executive Vice President and General Counsel of Franklin since August 2005; formerly, a partner at Shearman & Sterling LLP (a law firm) from March 2004 to July 2005 and General Counsel for the Investment Company Institute (a trade group for the U.S. fund industry) from September 1997 through March 2004; officer of various investment companies managed or advised by subsidiaries of Franklin.

WILLIAM Y. YUN
AGE 53

Executive Vice President–Alternative Strategies of Franklin since June 2008, and formerly Executive Vice President–Institutional of Franklin from December 2005 to June 2008; President of Fiduciary Trust, a subsidiary of Franklin, from 2000 to December 2005; officer and/or director of other subsidiaries of Franklin; employed by Franklin or its subsidiaries in various other capacities since the acquisition of Fiduciary Trust in April 2001.

Family Relations. Charles B. Johnson and Rupert H. Johnson, Jr. are brothers. Gregory E. Johnson is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and the brother of Jennifer M. Johnson. Jennifer M. Johnson is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and the sister of Gregory E. Johnson.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the NYSE under the ticker symbol "BEN." On September 28, 2012 (the last trading day of our fiscal year), the closing price of our common stock on the NYSE was $125.07 per share. At October 31, 2012, there were approximately 4,650 stockholders of record of our common stock.

The following table sets forth the high and low sales prices for our common stock on the NYSE for each full quarterly period of the two most recently completed fiscal years.

	2012 Fiscal Year		2011 Fiscal Year	
Quarter	**High**	**Low**	**High**	**Low**
October-December	$ 112.38	$ 87.71	$ 125.00	$ 106.04
January-March	$ 126.48	$ 94.38	$ 130.97	$ 108.33
April-June	$ 127.83	$ 100.91	$ 131.65	$ 120.50
July-September	$ 128.20	$ 105.98	$ 137.56	$ 93.58

We declared regular cash dividends of $1.08 per share ($0.27 per share per quarter) and a special cash dividend of $2.00 per share in the fiscal year ended September 30, 2012 ("fiscal year 2012"), and regular cash dividends of $1.00 per share ($0.25 per share per quarter) in the fiscal year ended September 30, 2011 ("fiscal year 2011"). We currently expect to continue paying comparable regular cash dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

The equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth in Item 12 of Part III of this Form 10-K under the heading "Equity Compensation Plan Information."

On July 6, 2011, our subsidiary Franklin Templeton Investments Australia Limited transferred 85,000 unregistered shares of our common stock having an aggregate value of $11.4 million as of that date in a private placement in accordance with Rule 506 under the Securities Act of 1933, as amended, in connection with the subsidiary's acquisition of all of the outstanding shares of Balanced Equity Management Pty. Limited, a specialty Australian equity manager.

The following table provides information with respect to the shares of our common stock that we repurchased during the three months ended September 30, 2012.

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased As Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
July 2012	—	$ —	—	8,084,963
August 2012	651,826	$ 116.46	651,826	7,433,137
September 2012	184,800	$ 122.90	184,800	7,248,337
Total	**836,626**		**836,626**	

Under our stock repurchase program, we can repurchase shares of our common stock from time to time in the open market and in private transactions in accordance with applicable laws and regulations, including without limitation applicable federal securities laws. From time to time we have announced the existence of and updates to our continuing policy of repurchasing shares of our common stock. In December 2011, our Board of Directors authorized the repurchase of up to 10.0 million additional shares of our common stock under our stock repurchase program. At September 30, 2012, approximately 7.2 million shares remained available for repurchase under the program, which is not subject to an expiration date.

Item 6. Selected Financial Data.

FINANCIAL HIGHLIGHTS

as of and for the fiscal years ended September 30,	2012	2011	2010	2009	2008
Summary of Operations *(in millions)*					
Operating revenues	$ 7,101.0	$ 7,140.0	$ 5,853.0	$ 4,194.1	$ 6,032.4
Operating income	2,515.2	2,659.8	1,958.7	1,202.6	2,099.0
Operating margin	35.4%	37.3%	33.5%	28.7%	34.8%
Net income attributable to Franklin Resources, Inc.	1,931.4	1,923.6	1,445.7	896.8	1,588.2
Financial Data *(in millions)*					
Total assets	$14,751.5	[1] $13,775.8	[1] $10,708.1	$ 9,468.5	$ 9,176.5
Debt	1,566.1	998.2	979.9	121.2	269.3
Debt of consolidated sponsored investment products	110.2	134.9	—	—	—
Debt of consolidated variable interest entities	1,100.9	1,035.4	—	—	—
Franklin Resources, Inc. stockholders' equity	9,201.3	8,524.7	7,727.0	7,632.2	7,074.4
Operating cash flows	1,066.2	1,621.8	1,651.0	641.4	1,409.2
Investing cash flows	873.4	435.9	(32.7)	289.9	(1,096.1)
Financing cash flows	(1,084.9)	(968.2)	(594.9)	(340.6)	(1,300.0)
Assets Under Management *(in billions)*					
Ending	$ 749.9	$ 659.9	$ 644.9	$ 523.4	$ 507.3
Average[2]	705.7	694.4	571.1	442.2	604.9
Per Common Share					
Earnings					
Basic	$ 8.98	$ 8.66	$ 6.36	$ 3.87	$ 6.68
Diluted	8.95	8.62	6.33	3.85	6.62
Cash dividends	3.08	1.00	3.88	0.84	0.80
Book value	43.36	41.82	34.49	33.28	30.39
Employee Headcount	8,558	8,453	7,927	7,745	8,809

[1] Includes balances of variable interest entities not consolidated prior to October 1, 2010.
[2] Represents simple monthly average AUM.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

In this section, we discuss and analyze the results of operations and financial condition of Franklin Resources, Inc. ("Franklin") and its subsidiaries (collectively, the "Company"). In addition to historical information, we also make statements relating to the future, called "forward-looking" statements, which are provided under the "safe harbor" protection of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally written in the future tense and/or are preceded by words such as "will," "may," "could," "expect," "believe," "anticipate," "intend," "plan," "seek," "estimate," or other similar words. Moreover, statements that speculate about future events are forward-looking statements. These forward-looking statements involve a number of known and unknown risks, uncertainties and other important factors that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. You should carefully review the "Risk Factors" section set forth in Item 1A of Part I of this Annual Report on Form 10-K and in any more recent filings with the U.S. Securities and Exchange Commission (the "SEC"), each of which describe these risks, uncertainties and other important factors in more detail.

While forward-looking statements are our best prediction at the time that they are made, you should not rely on them. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. If a circumstance occurs after the date of this Annual Report on Form 10-K that causes any of our forward-looking statements to be inaccurate, whether as a result of new information, future developments or otherwise, we do not have an obligation, and we undertake no obligation, to announce publicly the change to our expectations, or to make any revisions to our forward-looking statements, unless required by law.

Overview

We are a global investment management organization and derive our operating revenues and net income from providing investment management and related services to investors in jurisdictions worldwide through products that include investment funds and institutional, high net-worth and separately-managed accounts (collectively, our "sponsored investment products" or "SIPs"). In addition to investment management, our services include fund administration, sales, distribution, shareholder services, transfer agency, trustee, custodial and other fiduciary services, as well as select private banking services. Our sponsored investment products and investment management and related services are distributed or marketed to the public globally under seven distinct brand names: Franklin®, Templeton®, Mutual Series®, Bissett®, Fiduciary Trust™, Darby® and Balanced Equity Management™. We offer a broad range of SIPs under equity, hybrid, fixed-income and cash management funds and accounts, including alternative investment products, that meet a wide variety of specific investment needs of individual and institutional investors. We also manage certain sub-advised investment products which may be sold to the public under one of our brand names or those of other companies or on a co-branded basis.

Effective July 1, 2012, we have one operating segment, investment management and related services. Previously, we had a secondary operating segment, banking/finance, which offered select retail banking, private banking and consumer lending services. During the fiscal year ended September 30, 2012 ("fiscal year 2012"), we significantly reduced these services and now only offer select private banking services to investment management clients.

The level of our revenues depends largely on the level and relative mix of assets under management ("AUM"). As noted in the "Risk Factors" section set forth above in Item 1A of Part I of this Annual Report on Form 10-K, the amount and mix of our AUM are subject to significant fluctuations and can negatively impact our revenues and income. The level of our revenues also depends on mutual fund sales and the number of mutual fund shareholder accounts. The fees charged for our services are based on contracts with our SIPs or our clients. These arrangements could change in the future.

During fiscal year 2012, global financial markets produced strong positive returns, evidenced by a 22% increase in the MSCI World Index, a 30% increase in the S&P 500 Index, and a 5% increase in the Barclays Global Aggregate Index. The markets recovered from the significant volatility and negative sentiment experienced during the fourth quarter of the fiscal year ended September 30, 2011 ("fiscal year 2011"), but remained volatile throughout the year amid continued investor concerns related to the European sovereign debt crisis and the global economy. In this environment our simple monthly average AUM ("average AUM") and earnings per share increased slightly from fiscal year 2011.

Our total AUM at September 30, 2012 was $749.9 billion, 14% higher than at September 30, 2011. The increase was almost entirely due to $96.4 billion in market appreciation as the strong market returns resulted in valuation increases in all investment objectives. The increase in average AUM was lower, at 2%, due to market volatility and depreciation experienced in the fourth quarter of fiscal year 2011. Long-term sales decreased 23% to $170.8 billion for fiscal year 2012, primarily due to reduced demand for global/international fixed-income and equity products. Redemption activity decreased 7% to $172.7 billion, as global/international equity and tax-free fixed-income product redemptions declined, but were partially offset by an increase in redemptions in global/international fixed-income products.

The business and regulatory environments in which we operate remain complex, uncertain and subject to change. In the U.S., the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Reform Act") imposes additional restrictions and limitations on our business, and we expect that the Foreign Account Tax Compliance Act ("FATCA") will cause us to incur significant administrative and compliance costs. We are also subject to numerous regulations by U.S. and non-U.S. regulators that add further complexity to our ongoing global compliance operations.

Uncertainties regarding economic stabilization and improvement remain in the foreseeable future. As we continue to confront the challenges of the current economic and regulatory environments, we remain focused on the investment performance of our SIPs and on providing high quality customer service to our clients. While we are focused on expense management, we will also seek to attract, retain and develop employees and invest strategically in systems and technology that will provide a secure and stable environment. We will continue to protect and further our brand recognition while developing and maintaining broker/dealer and client relationships. The success of these and other strategies may be influenced by the factors discussed in the "Risk Factors" section in Part I of this Annual Report.

Results of Operations

(dollar amounts in millions, except per share data)

for the fiscal years ended September 30,	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Operating Income	$2,515.2	$2,659.8	$1,958.7	(5)%	36%
Net Income Attributable to Franklin Resources, Inc.	1,931.4	1,923.6	1,445.7	0 %	33%
Earnings Per Share					
Basic	$ 8.98	$ 8.66	$ 6.36	4 %	36%
Diluted	8.95	8.62	6.33	4 %	36%
Operating Margin[1]	**35.4%**	**37.3%**	**33.5%**		

[1] Defined as operating income divided by total operating revenues.

Operating income decreased $144.6 million in fiscal year 2012 primarily due to a 2% decrease in investment management fee revenues, which resulted from a lower effective management fee rate partially offset by a 2% increase in average AUM, and $38.5 million of net insurance recoveries during fiscal year 2011 for losses incurred in previous years. Net income attributable to Franklin Resources, Inc. increased $7.8 million as higher investment and other income, net more than offset the decrease in operating income.

Operating income increased $701.1 million and net income attributable to Franklin Resources, Inc. increased $477.9 million in fiscal year 2011 primarily due to a 27% increase in investment management fee revenues, which was driven by a 22% increase in average AUM and a higher effective management fee rate.

Diluted earnings per share increased in fiscal year 2012 despite the minimal increase in net income due to a 3% decrease in diluted average common shares outstanding primarily resulting from the repurchase of shares of our common stock. Diluted earnings per share increased in fiscal year 2011 consistent with the increase in net income and a 2% decrease in diluted average common shares outstanding.

Assets Under Management

AUM by investment objective was as follows:

(dollar amounts in billions) as of September 30,	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Equity					
Global/international	$ 214.9	$ 185.8	$ 204.2	16 %	(9)%
United States	82.2	68.4	69.5	20 %	(2)%
Total equity	297.1	254.2	273.7	17 %	(7)%
Hybrid	110.1	101.3	110.8	9 %	(9)%
Fixed-Income					
Tax-free	83.2	72.0	77.7	16 %	(7)%
Taxable					
Global/international	196.4	178.8	130.7	10 %	37 %
United States	56.7	46.9	45.4	21 %	3 %
Total fixed-income	336.3	297.7	253.8	13 %	17 %
Cash Management	6.4	6.7	6.6	(4)%	2 %
Total	**$ 749.9**	**$ 659.9**	**$ 644.9**	**14 %**	**2 %**
Average for the Year	**$ 705.7**	**$ 694.4**	**$ 571.1**	**2 %**	**22 %**

AUM at September 30, 2012 increased 14% from September 30, 2011, almost entirely due to $96.4 billion in market appreciation as strong positive returns in global markets resulted in valuation increases in all investment objectives. AUM increased 2% during fiscal year 2011, driven by $36.4 billion of net new flows and $12.5 billion from acquisitions, largely offset by $30.5 billion in market depreciation as volatile market conditions led to valuation decreases.

Average AUM, which is generally more indicative of trends in revenue for providing investment management and fund administration services than the year-over-year change in ending AUM, increased by 2% and 22% during fiscal years 2012 and 2011.

The average mix of AUM by investment objective is shown below. The change in mix towards fixed-income products during fiscal years 2012 and 2011 reflects investor preference for globally diversified fixed-income investments. We expect this trend to continue in the near future.

for the fiscal years ended September 30,	2012	2011	2010
Equity			
Global/international	29 %	32 %	32 %
United States	11 %	11 %	12 %
Total equity	40 %	43 %	44 %
Hybrid	14 %	16 %	18 %
Fixed-Income			
Tax-free	11 %	10 %	13 %
Taxable			
Global/international	26 %	23 %	17 %
United States	8 %	7 %	7 %
Total fixed-income	45 %	40 %	37 %
Cash Management	1 %	1 %	1 %
Total	**100%**	**100%**	**100%**

Components of the change in AUM were as follows:

(dollar amounts in billions) for the fiscal year ended September 30,	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Beginning AUM	$ 659.9	$ 644.9	$ 523.4	2 %	23 %
Long-term sales	170.8	220.8	188.5	(23)%	17 %
Long-term redemptions	(172.7)	(184.8)	(122.8)	(7)%	50 %
Net cash management	(0.4)	0.4	4.2	NM	(90)%
Net new flows	**(2.3)**	**36.4**	**69.9**	**NM**	**(48)%**
Reinvested distributions	18.4	16.3	11.5	13 %	42 %
Net flows	**16.1**	**52.7**	**81.4**	**(69)%**	**(35)%**
Distributions	(22.5)	(19.7)	(14.2)	14 %	39 %
Acquisitions	—	12.5	—	(100)%	NM
Appreciation (depreciation) and other	96.4	(30.5)	54.3	NM	NM
Ending AUM	**$ 749.9**	**$ 659.9**	**$ 644.9**	**14 %**	**2 %**

Components of the change in AUM by investment objective were as follows:

(in billions)	Equity			Fixed-Income				
for the fiscal year ended September 30, 2012	**Global/ International**	**United States**	**Hybrid**	**Tax-Free**	**Taxable Global/ International**	**Taxable United States**	**Cash Management**	**Total**
AUM at October 1, 2011	$ 185.8	$ 68.4	$ 101.3	$ 72.0	$ 178.8	$ 46.9	$ 6.7	$ 659.9
Long-term sales	40.8	16.1	19.3	13.5	64.0	17.1	—	170.8
Long-term redemptions	(41.7)	(18.7)	(26.5)	(8.9)	(64.2)	(12.7)	—	(172.7)
Net exchanges	(1.5)	0.2	0.5	0.3	(0.9)	1.4	—	—
Net cash management	—	—	—	—	—	—	(0.4)	(0.4)
Net new flows	(2.4)	(2.4)	(6.7)	4.9	(1.1)	5.8	(0.4)	(2.3)
Reinvested distributions	2.2	1.7	4.9	2.3	5.6	1.7	—	18.4
Net flows	(0.2)	(0.7)	(1.8)	7.2	4.5	7.5	(0.4)	16.1
Distributions	(2.4)	(1.8)	(5.7)	(3.0)	(7.5)	(2.1)	—	(22.5)
Appreciation and other	31.7	16.3	16.3	7.0	20.6	4.4	0.1	96.4
AUM at September 30, 2012	**$ 214.9**	**$ 82.2**	**$ 110.1**	**$ 83.2**	**$ 196.4**	**$ 56.7**	**$ 6.4**	**$ 749.9**

(in billions)	Equity			Fixed-Income				
for the fiscal year ended September 30, 2011	**Global/ International**	**United States**	**Hybrid**	**Tax-Free**	**Taxable Global/ International**	**Taxable United States**	**Cash Management**	**Total**
AUM at October 1, 2010	$ 204.2	$ 69.5	$ 110.8	$ 77.7	$ 130.7	$ 45.4	$ 6.6	$ 644.9
Long-term sales	53.3	19.6	21.4	9.5	102.8	14.2	—	220.8
Long-term redemptions	(61.0)	(19.1)	(29.0)	(14.3)	(48.5)	(12.9)	—	(184.8)
Net exchanges	(0.5)	0.3	0.5	(1.9)	2.4	(0.5)	(0.3)	—
Net cash management	—	—	—	—	—	—	0.4	0.4
Net new flows	(8.2)	0.8	(7.1)	(6.7)	56.7	0.8	0.1	36.4
Reinvested distributions	2.7	1.6	4.2	2.2	4.3	1.3	—	16.3
Net flows	(5.5)	2.4	(2.9)	(4.5)	61.0	2.1	0.1	52.7
Distributions	(3.3)	(1.7)	(5.2)	(3.2)	(4.6)	(1.7)	—	(19.7)
Acquisitions	12.5	—	—	—	—	—	—	12.5
Appreciation (depreciation) and other	(22.1)	(1.8)	(1.4)	2.0	(8.3)	1.1	—	(30.5)
AUM at September 30, 2011	**$ 185.8**	**$ 68.4**	**$ 101.3**	**$ 72.0**	**$ 178.8**	**$ 46.9**	**$ 6.7**	**$ 659.9**

(in billions)	Equity			Fixed-Income				
for the fiscal year ended September 30, 2010	**Global/ International**	**United States**	**Hybrid**	**Tax-Free**	**Taxable Global/ International**	**Taxable United States**	**Cash Management**	**Total**
AUM at October 1, 2009	$ 183.1	$ 63.9	$ 98.2	$ 69.6	$ 63.3	$ 38.4	$ 6.9	$ 523.4
Long-term sales	50.5	13.4	16.7	14.3	79.5	14.1	—	188.5
Long-term redemptions	(47.0)	(14.1)	(13.2)	(9.1)	(29.2)	(10.2)	—	(122.8)
Net exchanges	(0.6)	(0.3)	(0.2)	(0.1)	5.4	0.3	(4.5)	—
Net cash management	—	—	—	—	—	—	4.2	4.2
Net new flows	2.9	(1.0)	3.3	5.1	55.7	4.2	(0.3)	69.9
Reinvested distributions	1.5	0.7	3.8	2.0	2.3	1.2	—	11.5
Net flows	4.4	(0.3)	7.1	7.1	58.0	5.4	(0.3)	81.4
Distributions	(1.5)	(0.8)	(4.9)	(3.2)	(2.3)	(1.5)	—	(14.2)
Appreciation and other	18.2	6.7	10.4	4.2	11.7	3.1	—	54.3
AUM at September 30, 2010	**$ 204.2**	**$ 69.5**	**$ 110.8**	**$ 77.7**	**$ 130.7**	**$ 45.4**	**$ 6.6**	**$ 644.9**

AUM increased $90.0 billion or 14% during fiscal year 2012, almost entirely due to market appreciation of $96.4 billion, partially offset by $2.3 billion in net new outflows. Strong positive returns in global markets, evidenced by increases in the MSCI World, S&P 500 and Barclays Global Aggregate indexes of 22%, 30% and 5%, resulted in market appreciation across all investment objectives. Long-term sales decreased 23% to $170.8 billion, primarily due to reduced demand for global/international fixed-income and equity products as a result of ongoing investor concerns related to the European sovereign debt crisis and the strength of the global economic recovery. Long-term redemptions decreased 7% to $172.7 billion, as global/international equity and tax-free fixed-income product redemptions declined, but were partially offset by an increase in redemptions in global/international fixed-income products. Redemptions included $11.1 billion from an institutional advisory account in the hybrid objective.

AUM increased $15.0 billion or 2% during fiscal year 2011, driven by $36.4 billion of net new flows and $12.5 billion from acquisitions, largely offset by $30.5 billion in market depreciation. Net new flows decreased 48% from the prior year, despite a 17% increase in long-term sales led by growth in global/international fixed-income products, as long-term redemptions increased 50%, with increases in all investment objectives as a result of persistent market volatility amid investor concerns about economic growth, the sovereign debt crisis in Europe and default risk associated with municipal bonds. The negative sentiment in the global financial markets, evidenced by a decrease in the MSCI World Index of 4%, also resulted in significant market depreciation in global/international equity and fixed-income products. Redemptions included $12.0 billion from an institutional advisory account in the hybrid objective and losses of a few global equity institutional accounts.

The average mix of AUM by sales region is shown below.

(dollar amounts in billions) **for the fiscal years ended September 30,**	**2012**	**% of Total**	**2011**	**% of Total**	**2010**	**% of Total**
United States	$ 461.3	65%	$ 459.4	66%	$ 404.3	71%
International						
Europe, the Middle East and Africa	112.1	16%	109.3	16%	68.2	12%
Asia-Pacific	74.3	10%	66.5	9%	50.0	9%
Canada	32.1	5%	33.8	5%	31.3	5%
Latin America[1]	25.9	4%	25.4	4%	17.3	3%
Total international	$ 244.4	35%	$ 235.0	34%	$ 166.8	29%
Total	**$ 705.7**	**100%**	**$ 694.4**	**100%**	**$ 571.1**	**100%**

[1] Latin America sales region includes North America-based advisors serving non-resident clients.

Due to the global nature of our business operations, investment management and related services may be performed in locations unrelated to the sales region.

Investment Performance Overview

A key driver of our overall success is the long-term investment performance of our SIPs. A standard measure of the performance of these investment products is the percentage of AUM exceeding benchmarks and peer group medians. The long-term investment performance of our fixed-income products has been strong with AUM frequently outperforming the benchmarks and peer group medians for the three-, five- and ten-year periods ended September 30, 2012. Our global/international fixed-income funds generated exceptional results with at least 87% of AUM exceeding the benchmarks and peer group medians for all periods presented, as did our hybrid products with at least 94% of AUM exceeding the peer group median for all periods. In addition, at least 95% of AUM of our tax-free fixed-income products exceeded the peer group medians for the five- and ten-year periods. The long-term performance of our equity products has also been solid with AUM regularly exceeding the peer group medians for the three-, five- and ten-year periods.

The performance of our products against benchmarks and peer group medians is presented in the table below.

As of September 30, 2012	Benchmark Comparison % of AUM Exceeding Benchmark				Peer Group Comparison % of AUM in Top Two Peer Group Quartiles			
	1-Year	3-Year	5-Year	10-Year	1-Year	3-Year	5-Year	10-Year
Equity								
Global/international	43%	36%	54%	50%	62%	60%	67%	66%
United States	2%	13%	36%	38%	17%	44%	75%	46%
Total equity	30%	28%	48%	46%	48%	54%	70%	58%
Hybrid	87%	85%	13%	96%	96%	95%	94%	98%
Fixed-Income								
Tax-free	75%	61%	2%	31%	41%	70%	95%	100%
Taxable								
Global/international	87%	88%	90%	91%	93%	92%	99%	99%
United States	84%	72%	67%	78%	67%	54%	54%	68%
Total fixed-income	83%	78%	62%	70%	74%	80%	90%	94%

AUM measured in the benchmark and peer group rankings represents 89% of our total AUM as of September 30, 2012. The benchmark comparisons are based on each fund's return as compared to a market index that has been selected to be generally consistent with the investment objectives of the fund. The peer group rankings are sourced from Lipper, Morningstar or eVestment in each fund's market and were based on an absolute ranking of returns as of September 30, 2012. For products with multiple share classes, rankings for the primary share class are applied to the entire product. Private equity, certain privately-offered emerging market and real estate funds and cash management are not included. Certain other funds and products were also excluded because of limited benchmark or peer group data. Had this data been available, the results may have been different. These results assume the reinvestment of dividends, are based on data available as of October 16, 2012 and are subject to revision. While we remain focused on achieving strong long-term performance, our future benchmark and peer group rankings may vary from our past performance.

Operating Revenues

The table below presents the percentage change in each revenue category and the percentage of total operating revenues represented by each category.

for the fiscal years ended September 30,	Percentage Change		Percentage of Total Operating Revenues		
	2012 vs. 2011	2011 vs. 2010	2012	2011	2010
Investment management fees	(2)%	27 %	63%	63%	61%
Sales and distribution fees	0 %	16 %	32%	32%	33%
Shareholder servicing fees	1 %	6 %	4%	4%	5%
Other, net	82 %	(7)%	1%	1%	1%
Total Operating Revenues	**(1)%**	**22 %**	**100%**	**100%**	**100%**

Investment Management Fees

Investment management fees are generally calculated under contractual arrangements with our SIPs and the sub-advised products that we manage as a percentage of the market value of AUM. Annual rates vary by investment objective and type of services provided. Rates for products sold outside of the U.S. are generally higher than for U.S. products because they are structured to compensate for certain distribution costs.

Investment management fees decreased $72.7 million in fiscal year 2012. The decrease in fees was primarily due to a lower effective fee rate as described below, partially offset by a 2% increase in average AUM which originated from non-U.S. products, primarily in the global/international fixed-income objective.

Investment management fees increased $956.8 million in fiscal year 2011. Approximately 87% of the increase was due to a 22% increase in average AUM, which was driven by net new flows from global/international fixed-income products and acquisitions, as well as higher valuation levels resulting from market appreciation across most investment objectives during the first nine months of the fiscal year. The increase in fees was also impacted to a lesser extent by higher effective fee rates.

Our effective investment management fee rate (investment management fees divided by average AUM) was 63.2 basis points for fiscal year 2012, as compared to 65.3 basis points for fiscal year 2011 and 62.6 basis points for fiscal year 2010. The rate decrease in fiscal year 2012 primarily resulted from lower levels and weighting of global/international equity AUM, which generally carry the highest fee rates, and lower performance-based fees, partially offset by an increase in the U.S. hybrid rate due to the loss of an $11.1 billion institutional advisory account that had a low fee rate. The rate increase in fiscal year 2011 primarily resulted from higher levels and relative weighting of international AUM, which were driven by growth in cross-border products.

Performance-based investment management fees were $13.6 million, $63.9 million, and $30.0 million for fiscal years 2012, 2011 and 2010.

U.S. industry asset-weighted average management fee rates were as follows[1].

(in basis points)	Industry Average		
for the fiscal years ended September 30,	**2012**	**2011**	**2010**
Equity			
Global/international	61	63	64
United States	45	47	47
Hybrid	39	40	39
Fixed-Income			
Tax-free	37	37	37
Taxable			
Global/international	58	56	54
United States	37	38	38
Cash Management	13	16	17

[1] U.S. industry asset-weighted average management fee rates were calculated using information available from Lipper® Inc. as of September 30, 2012, 2011 and 2010 and include all U.S.-registered open-end funds that reported expense data to Lipper Inc. as of the funds' most recent annual report date, and for which expenses were equal to or greater than zero. As defined by Lipper Inc., management fees include fees from providing advisory and fund administration services. The averages combine retail and institutional funds data and include all share classes and distribution channels, without exception. Variable annuity products are not included.

Our actual effective investment management fee rates are generally higher than the U.S. industry average rates as we actively manage our products and have a higher level of international AUM, both of which generate higher fees. Changes to our effective investment management fee rates in the U.S. have not varied significantly from changes in industry rates. During fiscal years 2012 and 2011, our U.S. hybrid rate increased by approximately five basis points more than the industry rate due to losses of institutional advisory accounts of $11.1 billion and $12.0 billion that had low fee rates.

Our product offerings and global operations are diverse. As such, the impact of future changes in the market value of AUM on investment management fees will be affected by the relative mix of investment objective, geographic region, distribution channel and investment vehicle of the assets.

Sales and Distribution Fees

We earn fees from the sale of certain classes of SIPs on which investors pay a commission at the time of purchase ("commissionable sales"). Sales commissions are reduced or eliminated on some share classes and for some sale transactions depending upon the amount invested and the type of investor. Therefore, sales fees will change with the overall level of gross sales, the size of individual transactions, and the relative mix of sales between different share classes and types of investors.

Globally, our mutual funds and certain other products generally pay us distribution fees in return for sales, marketing and distribution efforts on their behalf. Specifically, the majority of U.S.-registered mutual funds, with the exception of certain of our money market mutual funds, have adopted distribution plans under Rule 12b-1 (the "Rule 12b-1 Plans") promulgated under the Investment Company Act of 1940. The Rule 12b-1 Plans permit the mutual funds to bear certain expenses relating to the distribution of their shares, such as expenses for marketing, advertising, printing and sales promotion, subject to the Rule 12b-1 Plans' limitations on amounts. The individual Rule 12b-1 Plans set a percentage limit for Rule 12b-1 expenses based on average daily net AUM of the mutual fund. Similar arrangements exist for the distribution of our non-U.S. funds where, generally, the distributor of the funds in the local market arranges for and pays commissions.

We pay substantially all of our sales and distribution fees to the financial advisers and other intermediaries who sell our SIPs to the public on our behalf. See the description of sales, distribution and marketing expenses below.

Sales and distribution fees by revenue driver are presented below:

(dollar amounts in millions)				Percentage Change	
for the fiscal years ended September 30,	**2012**	**2011**	**2010**	**2012 vs. 2011**	**2011 vs. 2010**
Asset-based fees	$ 1,522.8	$ 1,511.5	$ 1,209.1	1 %	25 %
Sales-based fees	725.7	737.0	724.8	(2)%	2 %
Contingent sales charges	10.8	15.0	13.2	(28)%	14 %
Sales and Distribution Fees	**$ 2,259.3**	**$ 2,263.5**	**$ 1,947.1**	**0 %**	**16%**

Asset-based distribution fees increased $11.3 million in fiscal year 2012 primarily due to a 2% increase in average AUM and a higher mix of international AUM, partially offset by a higher mix of fixed-income AUM. Asset-based distribution fees increased $302.4 million in fiscal year 2011 primarily due to a 22% increase in average AUM and a higher mix of international AUM. Equity products typically generate higher distribution fees than fixed-income products, and international products typically generate higher distribution fees than U.S. products. Distribution fees as a percentage of average AUM were 0.22% for fiscal years 2012 and 2011, and 0.21% for fiscal year 2010.

Sales-based fees decreased $11.3 million in fiscal year 2012 primarily due to an 8% decrease in total commissionable sales and a higher mix of commissionable fixed-income product sales, substantially offset by a higher mix of U.S. product sales. Sales fees increased $12.2 million in fiscal year 2011 primarily due to a higher mix of commissionable equity product sales. Total commissionable sales increased 3% in fiscal year 2011, however the increase had no impact on sales fees due to a higher mix of international products. Equity products typically generate higher sales fees than fixed-income products, and U.S. products typically generate higher sales fees than international products. Sales fees as a percentage of commissionable sales were 3.4%, 3.1% and 3.2% for fiscal years 2012, 2011 and 2010. Commissionable sales represented 13%, 11% and 12% of total sales for fiscal years 2012 , 2011 and 2010.

Contingent sales charges are earned from investor redemptions within a certain contracted period of time. These charges are levied only on certain shares sold without a front-end sales charge, and vary with the mix of redemptions of these shares.

Shareholder Servicing Fees

We receive shareholder servicing fees as compensation for providing transfer agency services, which include providing customer statements, transaction processing, customer service, and tax reporting. These fees are generally fixed charges per shareholder account that vary with the particular type of fund and the service being rendered. In some instances, we charge SIPs these fees based on the level of AUM. In the U.S., transfer agency service agreements provide that accounts closed in a calendar year generally remain billable at a reduced rate through the second quarter of the following calendar year. In Canada, such agreements provide that accounts closed in the calendar year remain billable for four months after the end of the calendar year. Accordingly, the level of fees will vary with the change in open accounts and the level of closed accounts that remain billable. Approximately 4.3 million accounts closed in the U.S. during calendar year 2011 were no longer billable effective July 1, 2012, as compared to approximately 2.2 million accounts closed during calendar year 2010 that were no longer billable effective July 1, 2011. Approximately 0.2 million accounts closed in Canada during calendar year 2011 were no longer billable effective May 1, 2012, compared to approximately 0.3 million accounts closed during calendar year 2010 that were no longer billable effective May 1, 2011.

Other services include tax planning and return preparation for individual and trust clients, for which fees are primarily account based, and trustee services, for which fees are based on the level of AUM.

Shareholder servicing fees increased $1.7 million in fiscal year 2012 primarily due to a $3.5 million increase in other service fees, mainly resulting from higher tax planning and return preparation fee rates and levels of trust AUM. Transfer agency service fees decreased $1.8 million primarily due to unfavorable currency impacts from the stronger U.S. dollar in all regions and an 8% decrease in billable shareholder accounts in Canada, partially offset by increases in Europe from a change in fee structures that became effective on January 1, 2011 and a 2% increase in billable shareholder accounts.

Shareholder servicing fees increased $16.9 million in fiscal year 2011 primarily due to an $11.8 million increase in Europe resulting from the change in fee structures, a 15% increase in simple monthly average billable shareholder accounts and a 3% increase in the value of the Euro against the U.S. dollar. Shareholder servicing fees increased $2.3 million in the U.S. mainly due to a 9% increase in simple monthly average billable shareholder accounts, partially offset by the impact of account conversions to omnibus accounts that earn lower fees.

Other, Net

Other, net revenue primarily consists of dividend and interest income from consolidated SIPs. It also includes interest income and expense and provisions for loan losses from lending activities.

Other, net revenue increased $36.2 million in fiscal year 2012, primarily due to a $51.4 million increase in income from consolidated SIPs, including $30.4 million related to limited partnerships and similar structures that were consolidated as of September 30, 2011 or during fiscal year 2012. The increase was partially offset by a $13.1 million decrease in net revenue from banking/finance services due to a significant reduction in these services during the year. We no longer offer retail banking or consumer lending services, but continue to provide private banking services to investment management clients.

Other, net revenue decreased $3.1 million in fiscal year 2011 primarily due to an $11.5 million decrease in net revenue from banking/finance services resulting from reduced activities, partially offset by a $6.7 million increase in income from consolidated SIPs.

Operating Expenses

The table below presents the percentage change in each operating expense category and the percentage of total operating expenses represented by each category.

for the fiscal years ended September 30,	Percentage Change		Percentage of Total Operating Expenses		
	2012 vs. 2011	2011 vs. 2010	2012	2011	2010
Sales, distribution and marketing	1 %	19 %	60 %	61 %	59 %
Compensation and benefits	2 %	14 %	27 %	27 %	28 %
Information systems and technology	6 %	5 %	4 %	4 %	4 %
Occupancy	(1)%	1 %	3 %	3 %	3 %
General, administrative and other	20 %	(1)%	6 %	5 %	6 %
Total Operating Expenses	**2 %**	**15 %**	**100%**	**100%**	**100%**

Sales, Distribution and Marketing

Sales, distribution and marketing expenses primarily consist of payments to financial advisers, broker/dealers and other third parties for providing services to investors in our SIPs, including marketing support services. Sales expenses are determined as percentages of sales and are incurred from the same commissionable sales transactions that generate sales fee revenues. Distribution expenses are determined as percentages of AUM and are incurred from assets that generate either distribution fees or higher levels of investment management fees. Marketing support expenses are based on sales, AUM or a combination thereof. Also included is the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders. The deferred sales commissions are amortized over the periods in which commissions are generally recovered from distribution fee revenues and contingent sales charges received from shareholders of the funds upon redemption of their shares.

Sales, distribution and marketing expenses by cost driver are presented below:

(dollar amounts in millions)

for the fiscal years ended September 30,	2012	2011	2010	Percentage Change 2012 vs. 2011	Percentage Change 2011 vs. 2010
Asset-based expenses	$ 1,946.9	$ 1,881.8	$ 1,418.2	3 %	33 %
Sales-based expenses	662.9	675.8	676.0	(2)%	0 %
Amortization of deferred sales commissions	129.9	155.2	188.7	(16)%	(18)%
Sales, Distribution and Marketing	**$ 2,739.7**	**$ 2,712.8**	**$ 2,282.9**	**1 %**	**19 %**

Asset-based expenses increased $65.1 million in fiscal year 2012 due to a $35.2 million increase in distribution expenses on non-U.S. products primarily resulting from a 3% increase in the related average international AUM, a $25.2 million increase in distribution expenses on U.S. products resulting from a 2% increase in the related average U.S. AUM and a higher mix of Class C assets, which have higher expense rates than other U.S. product classes, and a $4.7 million increase in marketing support expenses resulting from a higher mix of the expenses that are based on AUM.

Asset-based expenses increased $463.6 million in fiscal year 2011 primarily due to a $331.7 million increase in distribution expenses on non-U.S. products resulting from a 41% increase in average international AUM, and a $117.0 million increase in distribution expenses on U.S. products resulting from a 14% increase in average U.S. AUM.

Asset-based expenses as a percentage of average AUM were 0.28%, 0.27% and 0.25% for fiscal years 2012, 2011 and 2010. Distribution expenses, which are typically higher for non-U.S. products, are generally not directly correlated with distribution fee revenues due to international fee structures which provide for recovery of certain distribution costs through investment management fees.

Sales-based expenses decreased $12.9 million in fiscal year 2012 primarily due to an 8% decrease in total commissionable sales, substantially offset by a higher mix of U.S. product sales, which typically generate higher commissions than non-U.S. products. Sales-based marketing support expenses contributed $4.3 million to the decrease due to a lower mix of the expenses that are based on sales. Sales-based expenses decreased $0.2 million in fiscal year 2011, as total commissionable sales increased 3%, but higher non-U.S. product sales were substantially offset by lower U.S. product sales and resulted in essentially flat sales commission expenses. Sales-based expenses as a percentage of sales-based fees were 91%, 92% and 93% for fiscal years 2012, 2011 and 2010.

Amortization of deferred sales commissions decreased $25.3 million in fiscal year 2012 primarily due to a $17.3 million decrease related to lower sales of U.S. Class A and C shares sold without a front-end sales charge to shareholders, and a $5.7 million decrease related to U.S. Class B shares which were fully amortized in the prior year. Amortization of deferred sales commissions decreased $33.5 million in fiscal year 2011 primarily due to the full amortization of the U.S. Class B shares.

Compensation and Benefits

Compensation and benefit expenses increased $24.3 million in fiscal year 2012 primarily due to an increase in salaries, wages and benefits, partially offset by decreases in commission and variable compensation. Salaries, wages and benefits increased $38.4 million, primarily due to a $25.1 million increase in salaries and wages resulting from higher staffing levels and annual merit salary adjustments that were effective December 1, 2011 and a $9.5 million increase in severance benefits related to various employee terminations. Commissions decreased $11.5 million, reflecting the 23% decrease in long-term sales. Variable compensation decreased $1.8 million, as an $8.8 million decrease related to private equity performance fees was substantially offset by higher bonus expense based on our performance. Compensation and benefit expenses as a percentage of operating revenues were 18%, 17% and 18% for fiscal years 2012, 2011 and 2010. At September 30, 2012, our global workforce had increased to approximately 8,600 employees from approximately 8,500 employees at September 30, 2011.

Compensation and benefit expenses increased $150.2 million in fiscal year 2011 primarily due to increases in variable compensation and salaries, wages and benefits. Variable compensation increased $79.0 million, mainly due to higher bonus expense based on our performance and a $7.0 million increase related to private equity performance fees. Salaries, wages and benefits increased $74.6 million, primarily due to a $49.7 million increase in salaries and wages resulting from higher staffing levels, annual merit salary adjustments and unfavorable currency impacts, as well as an increase of $16.5 million in 401(k) plan matching contributions.

We continue to place a high emphasis on our pay for performance philosophy. As such, any changes in the underlying performance of our SIPs or changes in the composition of our incentive compensation offerings could have an impact on compensation and benefit expenses going forward. However, in order to attract and retain talented individuals, our level of compensation and benefit expenses may increase more quickly or decrease more slowly than our revenue.

Information Systems and Technology

Information systems and technology costs increased $9.8 million and $7.5 million in fiscal years 2012 and 2011 primarily due to higher investments in strategic technology projects for operational purposes.

Details of capitalized information systems and technology costs are shown below.

(in millions) **for the fiscal years ended September 30,**	**2012**	**2011**	**2010**
Net carrying value at beginning of year	$ 67.9	$ 63.9	$ 65.2
Additions, net of disposals	54.9	40.4	34.0
Amortization	(32.5)	(36.4)	(35.3)
Net Carrying Value at End of Year	**$ 90.3**	**$ 67.9**	**$ 63.9**

Occupancy

We conduct our worldwide operations using a combination of leased and owned facilities. Occupancy costs include rent and other facilities-related costs including depreciation and utilities.

Occupancy costs decreased $1.1 million in fiscal year 2012 primarily due to lower building repairs and maintenance costs. Occupancy costs increased $1.0 million in fiscal year 2011 primarily due to facility improvement costs.

General, Administrative and Other

General, administrative and other operating expenses primarily consist of fund administration services and shareholder servicing fees payable to external parties, advertising and promotion costs, corporate travel and entertainment, professional fees, and other miscellaneous expenses.

General, administrative and other operating expenses increased $45.7 million in fiscal year 2012 primarily due to $38.5 million of net insurance recoveries during fiscal year 2011 for losses incurred in previous years, $12.9 million in current year expenses of limited partnerships and similar structures that were consolidated as of September 30, 2011 and an $8.8 million increase in professional fees mainly related to acquisition activities and changes to our banking/finance business. The increases were partially offset by a $13.6 million decrease in consulting fees related to private equity performance fees.

General, administrative and other operating expenses decreased $2.7 million in fiscal year 2011 primarily due to $38.5 million of net insurance recoveries for losses incurred in prior years, which were substantially offset by various expense increases. Fund administration services and shareholder servicing fees payable to external parties increased $10.6 million due to higher average AUM and consulting fees related to private equity performance fees increased $10.2 million. In addition, advertising and sales and promotion expenses increased $10.1 million and corporate travel expenses increased $5.8 million due to higher levels of business activity.

We are committed to investing in advertising and promotion in response to changing business conditions, and to advance our products where we see continued or potential new growth opportunities. As a result of potential changes in our strategic marketing campaigns, the level of advertising and promotion expenditures may increase more rapidly, or decrease more slowly, than our revenues.

Other Income (Expenses)

(in millions)

for the fiscal years ended September 30,	2012	2011	2010
Investment and other income, net	$ 199.7	$ 1.8	$ 127.6
Interest expense	(36.7)	(37.4)	(16.5)
Other income (expenses), net	**$ 163.0**	**$ (35.6)**	**$ 111.1**

Other income (expenses) consists of net investment and other income and interest expense, excluding interest income and expense from banking/finance activities. Net investment and other income consists primarily of gains (losses) on trading investment securities, investments of consolidated SIPs and assets and liabilities of consolidated variable interest entities ("VIEs"); realized gains (losses) on sale of available-for-sale investment securities; income (losses) from equity method investees; dividend and interest income; other-than-temporary impairments and foreign currency exchange gains (losses).

Other income (expenses) increased $198.6 million in fiscal year 2012 primarily due to market valuation gains. Higher market valuations resulted in $25.6 million of net gains from the changes in fair value of the assets and liabilities of consolidated collateralized loan obligations ("CLOs") as compared to $80.0 million of net losses in the prior year. Recovery in the financial markets also resulted in a $69.7 million increase in income from equity method investees, a $36.0 million increase in net gains on trading investment securities, and a $20.2 million decrease in net losses from securities held by consolidated SIPs. These increases were partially offset by a $24.5 million decrease in realized gains on available-for-sale investment securities and a $13.2 million decrease in dividend income.

Other income (expenses) decreased $146.7 million in fiscal year 2011 primarily due to market valuation losses, partially offset by higher realized gains. Lower market valuations resulted in $80.0 million of net losses from the changes in fair value of the assets and liabilities of consolidated CLOs following implementation of new accounting guidance related to consolidation of VIEs, and in $36.1 million of net losses from securities held by consolidated SIPs as compared to $8.5 million of net gains in the prior year. Lower market valuations also resulted in a $31.6 million decrease in net gains on trading investment securities, a $21.0 million decrease in income from equity method investees, and a $12.1 million increase in other-than-temporary impairments on certain available-for-sale and other equity investments. In addition, interest expense increased by $20.9 million, primarily due to $900 million of long-term debt issued in May 2010. These decreases were partially offset by a $47.6 million increase in realized gains on available-for-sale investment securities.

Substantially all of the net gains (losses) of consolidated CLOs and limited partnerships and similar structures, and a significant noncontrolling percentage of the net gains (losses) from other consolidated SIPs are offset in noncontrolling interests in our consolidated statements of income.

Our investments in SIPs include initial cash investments made in the course of launching mutual fund and other investment product offerings, as well as investments for other business reasons. The market conditions that impact our AUM similarly affect the investment income earned or losses incurred on our SIPs investments.

The consolidated cash, cash equivalents and investments portfolio by investment objective at September 30, 2012 was as follows:

(dollar amounts in millions)	Total Portfolio	Percent of Total Portfolio	Trading Securities Included in Portfolio	Percent of Total Trading Securities	Assets of Consolidated SIPs and VIEs Included in Total Portfolio	Percent of Total
Cash and Cash Equivalents	**$ 6,051.4**	**57%**	**$ —**	**0%**	**$ 267.1**	**12%**
Investment Securities						
Equity						
Global/international	459.5	5%	—	0%	346.0	15%
United States	26.7	0%	—	0%	0.2	0%
Total equity	**486.2**	**5%**	**—**	**0%**	**346.2**	**15%**
Hybrid	**199.2**	**2%**	**—**	**0%**	**121.3**	**5%**
Fixed-Income						
Tax-free	26.8	0%	—	0%	—	0%
Taxable						
Global/international	1,002.0	9%	84.2	7%	579.1	25%
United States	2,317.1	22%	1,046.4	93%	984.1	43%
Total fixed-income	**3,345.9**	**31%**	**1,130.6**	**100%**	**1,563.2**	**68%**
Total Investment Securities	**4,031.3**	**38%**	**1,130.6**	**100%**	**2,030.7**	**88%**
Other Investments	**583.2**	**5%**	**—**	**0%**	**—**	**0%**
Total Cash and Cash Equivalents and Investments	**$ 10,665.9**	**100%**	**$ 1,130.6**	**100%**	**$ 2,297.8**	**100%**

Investments of consolidated SIPs and VIEs are generally assigned a classification in the table above based on the investment objective of the consolidated SIPs and VIEs holding the securities. Other investments include $424.1 million of investments in equity method investees that hold securities which primarily have a global/international equity investment objective, are subject to market valuation risks and are readily marketable.

Taxes on Income

As a multi-national corporation, we often provide our services from locations outside the U.S. Some of these jurisdictions have lower tax rates than the U.S. The mix of pre-tax income subject to these lower rates, when aggregated with income originating in the U.S., produces a lower overall effective income tax rate than existing U.S. federal and state income tax rates.

Our effective income tax rate for fiscal year 2012 was 28.5% as compared to 30.6% in fiscal year 2011 and 29.9% in fiscal year 2010. The decrease in fiscal year 2012 was primarily due to changes in state tax legislation and lower net losses attributable to noncontrolling interests, partially offset by earnings in higher tax jurisdictions. The increase in fiscal year 2011 was primarily due to net losses attributable to noncontrolling interests, partially offset by the recognition of higher tax reserves in the prior year resulting from new legislation.

The effective income tax rate for future reporting periods will continue to reflect the relative contributions of non-U.S. earnings that are subject to reduced tax rates and that are not currently included in U.S. taxable income. Changes in tax rates in these jurisdictions may affect our effective income tax rate and net income.

Liquidity and Capital Resources

Cash flows were as follows:

(in millions) **for the fiscal years ended September 30,**	**2012**	**2011**	**2010**
Cash Flow Data			
Operating cash flows	$ 1,066.2	$ 1,621.8	$ 1,651.0
Investing cash flows	873.4	435.9	(32.7)
Financing cash flows	(1,084.9)	(968.2)	(594.9)

Net cash provided by operating activities decreased in fiscal year 2012, despite an increase in net income, primarily due to higher purchases of trading securities, net gains of consolidated VIEs compared to net losses in the prior year, and a decrease in income taxes payable. Net cash provided by investing activities increased mainly due to cash recognized due to consolidation of a VIE, proceeds from sale of loans, higher liquidations of investments, net of purchases, and prior year acquisitions, partially offset by lower collections of loans receivable by consolidated VIEs. Net cash used in financing activities increased primarily due to a decrease in deposits and higher dividends paid on common stock, partially offset by proceeds from issuance of senior notes and lower repurchases of common stock.

Net cash provided by operating activities decreased in fiscal year 2011, despite an increase in net income, due to higher purchases of trading securities, a decrease in income taxes payable and higher net gains on sales of assets, partially offset by net losses of consolidated VIEs. Investing cash inflows in fiscal year 2011, as compared to investing cash outflows in the prior fiscal year, were mainly due to higher liquidations of investments, net of purchases, and a decrease in loans receivable held by consolidated VIEs. Net cash used in financing activities increased primarily due to proceeds from issuance of debt in the prior fiscal year, repayment of debt by consolidated VIEs, and higher repurchases of common stock, substantially offset by lower dividends paid on common stock, an increase in deposits, and higher net subscriptions of noncontrolling interests.

The assets and liabilities of our consolidated VIEs and consolidated SIPs attributable to third-party investors do not impact our liquidity and capital resources. We have no right to these consolidated entities' assets, other than our direct equity investment in them, and management fees earned from them. The debt holders of these consolidated entities have no recourse to our assets beyond the level of our direct investment, therefore we bear no risks associated with the entities' liabilities. Accordingly, the assets and liabilities of our consolidated VIEs and consolidated SIPs, other than our direct investments in them, are excluded from the amounts and discussion below.

Our liquid assets and debt consisted of the following:

(in millions) **as of September 30,**	**2012**	**2011**	**2010**
Assets			
Cash and cash equivalents	$ 5,784.3	$ 5,028.9	$ 4,119.7
Receivables	823.8	745.9	671.8
Investments	2,266.7	1,952.0	2,024.0
Total liquid assets	**$ 8,874.8**	**$ 7,726.8**	**$ 6,815.5**
Liabilities			
Debt			
Commercial paper	$ —	$ 30.0	$ 30.0
Federal Home Loan Bank advances	69.0	69.0	51.0
Senior notes	1,497.1	899.2	898.9
Total debt	**$ 1,566.1**	**$ 998.2**	**$ 979.9**

Liquidity

Liquid assets consist of cash and cash equivalents, receivables, and certain investments. Cash and cash equivalents primarily consist of cash on hand, deposits with financial institutions, money market funds, securities of U.S. government-sponsored enterprises and the U.S. Treasury, and time deposits. Liquid investments consist of trading and available-for-sale securities, investments in equity method investees consisting of mutual fund SIPs, direct investments in redeemable consolidated SIPs, and time deposits with maturities greater than three months.

Cash and cash equivalents at September 30, 2012 increased primarily due to net cash provided by operating and investing activities, partially offset by net cash used in financing activities. The percentages of cash and cash equivalents held by our U.S. and non-U.S. operations were 46% and 54% at September 30, 2012, and 45% and 55% at September 30, 2011.

We utilize a significant portion of our liquid assets to fund operational and regulatory requirements and capital contributions relating to our SIPs. Certain of our subsidiaries are required by our internal policy or regulation to maintain minimum levels of capital which are partially maintained by retaining cash and cash equivalents. As a result, such subsidiaries may be restricted in their ability to transfer cash to their parent companies. Also, as a multi-national corporation, we operate in various locations outside of the U.S. Certain of our non-U.S. subsidiaries are subject to regulatory or contractual repatriation restrictions or requirements. Such restrictions and requirements limit our ability to transfer cash between various international jurisdictions, including repatriation to the U.S. Should we require more capital in the U.S. than is generated domestically, we could elect to reduce the level of discretionary activities, such as share repurchases, or we could elect to repatriate future earnings from non-U.S. jurisdictions or raise capital through debt or equity issuance. Certain of these alternatives could result in higher effective tax rates, increased interest expense or other dilution to our earnings. At September 30, 2012 our U.S. and non-U.S. subsidiaries held approximately $2,094.3 million and $1,988.8 million of our liquid assets to satisfy operational and regulatory requirements and capital contributions to our SIPs, as compared to approximately $2,140.4 million and $1,933.5 million held at September 30, 2011.

Capital Resources

We believe that we can meet our present and reasonably foreseeable operating cash needs and future commitments through existing liquid assets, continuing cash flows from operations, the ability to issue debt or equity securities and borrowing capacity under current credit facilities.

In September 2012, we issued senior unsecured and unsubordinated notes with a total face value of $600.0 million. The notes consist of $300.0 million issued at a fixed interest rate of 1.375% per annum which mature in September 2017 and $300.0 million issued at a fixed rate of 2.800% per annum which mature in September 2022. Net proceeds from the issuance of the notes were used in October 2012 to redeem our 2.000% senior notes due in May 2013 at a make-whole redemption price of $305.4 million, and in November 2012 to finance the acquisition of a majority interest in K2 Advisors Holdings LLC for $182.9 million in cash; the remaining net proceeds will be used for general corporate purposes.

In May 2010, we issued senior unsecured and unsubordinated notes with a total face value of $900.0 million. Of the notes, $300.0 million was issued at a fixed interest rate of 2.000% per annum and matures in 2013, $250.0 million was issued at a fixed interest rate of 3.125% per annum and matures in 2015, and $350.0 million was issued at a fixed interest rate of 4.625% per annum and matures in 2020. Net proceeds from the issuance of the notes were used for general corporate purposes.

Interest on our senior notes is payable semi-annually. The notes contain an optional redemption feature that allows us to redeem each series of notes prior to maturity in whole or in part at any time, at a make-whole redemption price. The indentures governing the notes contain limitations on our ability and the ability of our subsidiaries to pledge voting stock or profit participating equity interests in our subsidiaries to secure other debt without similarly securing the notes equally and ratably. The indentures also include requirements that must be met if we consolidate or merge with, or sell all of our assets to, another entity. As of September 30, 2012, we were in compliance with the covenants of the notes.

In prior years, we secured advances from the Federal Home Loan Bank ("FHLB") to fund our banking services. At September 30, 2012, we had $69.0 million of FHLB advances outstanding with a weighted-average interest rate of 3.30%. FHLB advances are subject to collateralization requirements.

At September 30, 2012, we had $500.0 million of short-term commercial paper available for issuance under an uncommitted private placement program which has been inactive since April 2012, $270.0 million available in uncommitted short-term bank lines of credit under the Federal Reserve system, $117.8 million available through the secured Federal Reserve Bank short-term discount window, $15.3 million available in uncommitted short-term bank lines of credit and $12.3 million available in secured FHLB short-term borrowing capacity.

Our ability to access the capital markets in a timely manner depends on a number of factors, including our credit rating, the condition of the global economy, investors' willingness to purchase our securities, interest rates, credit spreads and the valuation levels of equity markets. If we are unable to access capital markets in a timely manner, our business could be adversely impacted.

Uses of Capital

We expect that our main uses of cash will be to invest in and grow our business, acquire shares of our common stock, fund property and equipment purchases, invest in our SIPs, pay operating expenses of the business, enhance technology infrastructure and business processes, pay stockholder dividends and repay and service debt.

We declare and pay dividends on a quarterly basis. We declared regular cash dividends of $1.08 per share ($0.27 per share per quarter) and a special cash dividend of $2.00 per share in fiscal year 2012, and regular cash dividends of $1.00 per share ($0.25 per share per quarter) in fiscal year 2011. We currently expect to continue paying comparable regular cash dividends on a quarterly basis to holders of our common stock depending upon earnings and other relevant factors.

We maintain a stock repurchase program to manage our equity capital with the objective of maximizing shareholder value. Our stock repurchase program is effected through regular open-market purchases and private transactions in accordance with applicable laws and regulations. During fiscal years 2012 and 2011, we repurchased 7.5 million and 8.2 million shares of our common stock at a cost of $797.4 million and $954.2 million. At September 30, 2012, approximately 7.2 million shares of our common stock remained available for repurchase under our stock repurchase program, which is not subject to an expiration date.

During fiscal years 2012 and 2011, we invested $365.0 million and $264.0 million, net of redemptions, in our SIPs.

In July 2011, we acquired all of the outstanding shares of Balanced Equity Management Pty. Limited, a specialty Australian equity manager, for $53.7 million in cash and 85,000 shares of Franklin common stock with an aggregate value of $11.4 million at the acquisition date, for a total purchase consideration of $65.1 million.

In January 2011, we acquired all of the outstanding shares of Rensburg Fund Management Limited, a specialty U.K. equity manager, for $72.9 million in cash.

In December 2010, we purchased an office building to be used in business operations in Fort Lauderdale, Florida for $29.7 million in cash.

The funds that we manage have their own resources available for purposes of providing liquidity to meet shareholder redemptions, including securities that can be sold or provided to investors as in-kind redemptions, and lines of credit. While we have no contractual obligation to do so, we may voluntarily elect to provide the funds with direct or indirect financial support based on our business objectives.

Contractual Obligations and Commercial Commitments

Contractual Obligations and Commitments

The following table summarizes our contractual cash obligations and commitments. We believe that we can meet these obligations and commitments through existing liquid assets, continuing cash flows from operations and borrowing capacity under current credit facilities.

(in millions)	Payments Due by Period				
as of September 30, 2012	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Time deposits[1]	$ 56.4	$ 29.7	$ 1.5	$ 10.5	$ 14.7
Debt[1]	1,848.3	363.1	336.8	366.6	781.8
Debt of consolidated SIPs[1]	128.2	49.9	8.7	21.5	48.1
Debt of consolidated VIEs[1]	1,233.0	14.6	30.2	52.2	1,136.0
Operating leases	198.4	46.8	79.0	43.3	29.3
Purchase obligations[2]	126.3	59.7	55.7	5.2	5.7
Total Contractual Obligations	3,590.6	563.8	511.9	499.3	2,015.6
Committed capital contributions[3]	68.8	41.3	18.2	2.9	6.4
Total Contractual Obligations and Commitments	**$ 3,659.4**	**$ 605.1**	**$ 530.1**	**$ 502.2**	**$ 2,022.0**

1. Time deposits and debt amounts include scheduled principal and interest payments.
2. Purchase obligations include contractual amounts that will be due to purchase goods and services to be used in our operations and may be canceled at earlier times than those indicated under certain conditions that may include termination fees.
3. Committed capital contributions primarily relate to discretionary commitments to invest in planned SIP launches.

The debt holders of consolidated VIEs and consolidated SIPs have no recourse to our assets beyond the level of our direct investments, therefore we bear no risks associated with these entities' liabilities. See Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products, in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K.

At September 30, 2012, our consolidated balance sheet includes liabilities for unrecognized tax benefits of $101.3 million and related accrued interest of $14.6 million (see Note 14 – Taxes on Income in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K). The amounts of unrecognized tax benefits and related interest that are expected to be paid in the next twelve months are de minimus. However, because of the high degree of uncertainty regarding the timing of future cash outflows of liabilities for unrecognized tax benefits, a reasonable estimate of the period of cash payments beyond the next twelve months from the balance sheet date of September 30, 2012 cannot be made. Consequently, unrecognized tax benefits have not been included in the table above.

Off-Balance Sheet Arrangements

In our role as agent or trustee, we facilitate the settlement of investor share purchase, redemption, and other transactions with affiliated mutual funds. We are appointed by the affiliated mutual funds as agent or trustee to manage, on their behalf, bank deposit accounts that contain only (i) cash remitted by investors to the affiliated mutual funds for the direct purchase of fund shares, or (ii) cash remitted by the affiliated mutual funds for direct delivery to the investors for either the proceeds of fund shares liquidated at the investors' direction, or dividends and capital gains earned on fund shares. As of September 30, 2012 and 2011, we held cash of approximately $202.4 million and $124.5 million off-balance sheet in agency or trust for investors and the affiliated mutual funds.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. These estimates, judgments, and assumptions are affected by our application of accounting policies. Described below are the accounting policies that we believe are most critical to understanding our results of operations and financial position. For additional information about our accounting policies, see Note 1 - Significant Accounting Policies in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K.

Consolidation

We consolidate our subsidiaries and SIPs in which we have a controlling financial interest. We are generally considered to have a controlling financial interest when we own a majority of the voting interest in an entity. We also consolidate VIEs for which we are considered the primary beneficiary and non-VIE limited partnerships and similar structures for which we are deemed to have control.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment.

The assessment of whether an entity is a VIE or voting interest entity ("VOE") involves judgment and analysis on a structure by structure basis. When performing the assessment we consider factors such as the entity's legal organization and our contractual involvement with and ownership interest in the entity. A limited partnership or similar structure entity for which we are the general partner or managing member, our aggregate investment is not substantive and the limited partners or other investors do not have the substantive ability to remove us as the general partner or managing member, liquidate the entity or otherwise participate in the decision making of the entity is a VIE. Otherwise the entity is a VOE and we are presumed to control the entity unless the limited partners or other investors have the substantive ability to remove us as the general partner or managing member, liquidate the entity or otherwise participate in the decision making of the entity.

We use two models for determining whether we are the primary beneficiary of VIEs. For all investment entities with the exception of CLOs, we are considered to be the primary beneficiary if we have the majority of the risks or rewards of ownership. For all other VIEs, including CLOs, we are considered to be the primary beneficiary if we have the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE.

The variable interests that we have in investment entity VIEs consist of our equity ownership interest in and/or investment management and related service fees earned from these VIEs. We use expected cash flow scenarios to determine if our investment management and related service fees and/or equity ownership interests provide us with a majority of the VIE's expected losses or residual returns. Based on our evaluation, we determined that we are not the primary beneficiary of these VIEs.

We provide collateral management services to our sponsored CLOs, which are asset-backed financing entities collateralized by a pool of corporate debt securities, and are considered VIEs. We generally earn senior and subordinated management fees from the CLOs based on the par value of outstanding debt securities and, in certain instances, may also receive performance-based fees. In addition, we hold equity interests in certain of these entities. We determined that we are the primary beneficiary of the CLOs as we have the power to direct the activities that most significantly impact the CLOs' economic performance in our role as collateral manager and hold a variable interest for which we have the right to receive benefits that could potentially be significant to the CLOs.

Our evaluation of whether we are the primary beneficiary of VIEs is highly complex and involves significant judgments, estimates and assumptions. The key estimates and assumptions used in our analyses may include the amount of AUM, investment management and related service fee rates, the life of the investment product, and the discount rate. These estimates and assumptions are subject to variability. For example, AUM is impacted by market volatility and the level of sales, redemptions, contributions, withdrawals and dividend reinvestments of mutual fund shares that occur daily. In addition, third-party purchases and redemptions, which are outside of our control, can impact our evaluation. Collateralized assets of CLOs are impacted by market volatility and prepayment rates. There is judgment involved in assessing whether we have the power to direct the activities that most significantly impact VIEs' economic performance and the obligation to absorb losses of or the right to receive benefits from VIEs that could potentially be significant to the VIEs.

While we believe that our evaluation is appropriate, future changes in estimates, judgments, and assumptions may affect the determination of primary beneficiary status and the resulting consolidation of VIEs in our consolidated financial statements.

Fair Value Measurements

We use a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. Our assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect our estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The fair values for Level 3 assets and liabilities are determined using various methodologies in accordance with our global pricing policy which defines valuation and pricing conventions for each security type. When available, we measure fair value based on the reported net asset value of underlying investments or independent third-party broker or dealer price quotes. These inputs are evaluated for reasonableness through various procedures which include due diligence reviews of the third parties, price comparisons across pricing vendors, stale price reviews and subsequent sales testing. If these inputs are not available, we primarily employ a market-based method, using purchase multiples observed for comparable third-party transactions, valuations of comparable entities, projected operating results of the investee entity or subsequent financing transactions entered into by the investee entity. If the inputs for a market-based method are not available, we utilize an income-based method, which considers the net present value of anticipated future cash flows of the investment. A discount may be applied due to the nature or duration of any restrictions on the disposition of the investment. We review and approve the market-based and income-based methods on a periodic basis for changes that would impact the unobservable inputs incorporated into the valuation process. The fair value measurements from these methods are further validated through price variance analysis, subsequent sales testing and market comparable sales.

We record the majority of our investments at fair value or amounts that approximate fair value. We may also measure certain assets at fair value on a nonrecurring basis. These fair value measurements generally result from the application of lower of cost or fair value accounting or write-downs of individual assets. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

As of September 30, 2012, Level 3 assets represented 20% of total assets measured at fair value, substantially all of which related to investments of consolidated SIPs in equity and secured and unsecured debt securities of entities in emerging markets which are not traded in active markets. Level 3 liabilities, comprised of long-term debt of consolidated VIEs, represented 6% of total liabilities measured at fair value at September 30, 2012. Transfers into and out of Level 3 during fiscal year 2012 were immaterial.

Following are descriptions of the significant assets and liabilities measured at fair value, including the fair value methodologies used and hierarchy levels.

Investment Securities, Trading consist of non-consolidated SIPs. Changes in the fair value of trading securities are recognized as gains and losses in earnings. The fair value of these securities is determined based on their published net asset values and they are classified as Level 1.

Investment Securities, Available-for-Sale consist primarily of non-consolidated SIPs, debt securities including securities of U.S. states and political subdivisions, securities of the U.S. Treasury and federal agencies, corporate debt securities, mortgage-backed securities, and other equity securities. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of SIPs is determined based on their published net asset values and they are classified as Level 1. The fair value of debt securities is determined using quoted market prices, if available, or independent third-party broker or dealer price quotes, which are evaluated for reasonableness, and they are generally classified as Level 2, except for certain U.S. Treasury securities which are classified as Level 1.

The fair value of other equity securities, which consist primarily of non-sponsored investment products, is generally determined based on their published net asset values, and they are classified as Level 1.

Investment securities, available-for-sale are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For equity securities, we consider many factors, including the severity and duration of the decline in the fair value below cost, our intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. When an impairment of an equity security is determined to be other-than-temporary, the impairment is recognized in earnings. For debt securities, if we intend to sell or it is more likely than not that we will be required to sell a security before recovery of its amortized cost, the entire impairment is recognized in earnings. If we do not intend to sell or it is not more likely than not that we will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

While we believe that we have accurately estimated the amount of other-than-temporary impairment in our investment portfolio, different assumptions could result in changes to the recorded amounts in our consolidated financial statements.

Investments of Consolidated SIPs consist of trading securities and other investments that are not generally traded in active markets. Changes in the fair value of the investments are recognized as gains and losses in earnings. The fair value of the trading securities is determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available. These securities are primarily classified as Level 1 or Level 2. If events occur after the close of the primary market for any security, the quoted market prices may be adjusted for the observable price movements within country specific market proxies.

The investments that are not generally traded in active markets primarily consist of equity and secured and unsecured debt securities of entities in emerging markets. The fair value of these securities is generally determined using significant unobservable inputs and they are classified as Level 3. In these instances, we employ a market-based approach, using purchase multiples observed for comparable third-party transactions, projected operating results of the investment, valuations of comparable companies, and subsequent financing transactions entered into by the investee entities. If the market-based approach is not available, we utilize an income-based approach, which considers the net present value of anticipated future cash flows of the investment. A discount may also be applied due to the nature or duration of any restrictions on the disposition of the investment. Investments that are not generally traded in active markets also include fund products for which the fair value is estimated using net asset value as a practical expedient and are classified as Level 3.

Investments and Debt of Consolidated VIEs consist of corporate debt securities held and debt issued by CLOs. We elected the fair value option for all assets and liabilities of our consolidated CLOs. The fair values of the corporate debt securities and debt are primarily obtained from independent third-party broker or dealer price quotes and they are classified as Level 2. The CLOs may also hold securities and have issued debt that are classified as Level 3 because the fair value is determined using significant unobservable inputs. In these instances, we primarily employ the market-based approach described above for Level 3 securities held by consolidated SIPs.

While we believe the valuation methodologies described above are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different estimate of fair value at the reporting date.

Goodwill and Other Intangible Assets

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist primarily of mutual fund management contracts and customer base assets resulting from business acquisitions. We amortize these intangible assets over their estimated useful lives, which range from three to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

We make significant estimates and assumptions when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of goodwill and other intangible assets on an ongoing basis.

Goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit below its carrying value.

The goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying value of the goodwill. We have one reporting unit, investment management and related services, consistent with our single operating segment, to which all goodwill has been assigned.

Indefinite-lived intangible assets are tested for impairment annually and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, we use valuation techniques based on an income approach under which future cash flows are discounted. Our future cash flow estimates include assumptions about revenue and AUM growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on our weighted average cost of capital. The most relevant of these assumptions to the determination of estimated fair value are the AUM growth rate and the discount rate.

We performed our annual impairment tests for goodwill and indefinite-lived intangible assets as of August 1, 2012. We did not recognize any impairment because our estimates of the fair values of our reporting unit and our indefinite-lived intangible assets exceeded their respective carrying values. The fair value of the investment management and related services reporting unit and over 86% of the indefinite-lived intangible assets exceeded their carrying values by more than 100%.

The assumptions used in our annual impairment tests for goodwill and indefinite-lived intangible assets were developed taking into account the ongoing volatility in the capital and credit markets. As a result, the growth rate assumptions used as of August 1, 2012 were lower than the historical compounded growth rates. We estimated the discounted future cash flows using a 6.0% compounded annual AUM growth rate for goodwill and over 86% of our indefinite-lived intangible assets, and a discount rate of 12.7%.

We subsequently monitor the market conditions and their potential impact on the assumptions used in the annual calculations of fair value to determine whether circumstances have changed that would more likely than not reduce the fair value of our reporting unit below its carrying value, or indicate that our indefinite-lived intangible assets might be impaired. We consider, among other things, changes in our AUM and weighted-average cost of capital by assessing whether these changes would impact the reasonableness of the assumptions used in our impairment tests as of August 1, 2012. We also monitor fluctuations of our common stock per share price to evaluate our market capitalization relative to the reporting unit as a whole. Subsequent to August 1, 2012, there were no impairments to goodwill or indefinite-lived intangible assets as we determined no events occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit below its carrying value, or indicate that our indefinite-lived intangible assets might be impaired.

We test definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, we estimate the undiscounted future cash flows to be derived from these assets. Our future undiscounted cash flow projections include assumptions about revenue and AUM growth rates, effective fee rates, investor redemptions, the pre-tax profit margin, and expected useful lives. The most relevant of these assumptions to determine future cash flows is the change in the amount of AUM. The assumptions used in our impairment tests are developed taking into consideration the ongoing market conditions. If the carrying value of an asset is not recoverable through the related undiscounted cash flows, the impairment loss is measured based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

As of September 30, 2012, the undiscounted future cash flow projections for $30.9 million, or 70%, of our definite-lived intangible assets exceeded their carrying values by at least 35%. We estimated the future undiscounted cash flows for these assets using AUM growth rates ranging from 5% to 6%. The assumptions used in the impairment tests for definite-lived intangible assets were developed taking into consideration current market conditions. As of September 30, 2012, a decline in AUM of approximately 27% could cause us to evaluate whether their fair value is below the carrying value. There was no impairment of definite-lived intangible assets for fiscal year 2012.

While we believe that our impairment tests and the assumptions used to estimate fair value are reasonable and appropriate, if the assumptions used in our estimates of fair value change in the future, we may be required to record impairment charges or otherwise accelerate amortization expense.

Revenues

Investment management, shareholder servicing and distribution fees are recognized as earned over the period in which services are rendered, except for performance-based investment management fees, which are recognized when earned. Sales commissions related to the sale of shares of SIPs are recognized on trade date. Investment management fees are generally determined based on a percentage of AUM, except for performance-based investment management fees, which are based on performance targets established in the related investment management contracts. Shareholder servicing fees are generally calculated based on the number and type of accounts serviced while distribution fees are generally based on a percentage of AUM.

AUM of SIPs is calculated using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or market prices or price quotes adjusted for observable price movements after the close of the primary market. The fair values of securities for which market prices are not readily available are internally valued using various methodologies which incorporate unobservable inputs as appropriate for each security type.

The pricing of the securities held by SIPs is governed by our global valuation and pricing policy, which defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events. As of September 30, 2012, our total AUM by fair value hierarchy level was 50.5% Level 1, 48.3% Level 2 and 1.2% Level 3.

As substantially all of our AUM is valued based on observable market prices or inputs, market risk is the most significant risk underlying the valuation of our AUM. While recent economic conditions have resulted in ongoing market price volatility, the fair value of substantially all of the securities held by SIPs continues to be derived from observable market inputs.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. For each tax position taken or expected to be taken in a tax return, we determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. We recognize the accrual of interest on uncertain tax positions in interest expense and penalties in other operating expenses.

As a multi-national corporation, we operate in various locations outside the U.S. and generate earnings from our non-U.S. subsidiaries. We indefinitely reinvest the undistributed earnings of our non-U.S. subsidiaries, except for income previously taxed in the U.S., subject to regulatory or legal repatriation restrictions or requirements, and the excess net earnings reduced by cash needs for operational and regulatory capital requirements, capital management plans and capital expenditure plans of our Canadian and U.K. consolidated subsidiaries. As a result, we have not recognized a provision for U.S. income taxes and a deferred income tax liability on $5.6 billion of cumulative undistributed non-U.S. earnings that are indefinitely reinvested at September 30, 2012. Changes to our policy of reinvestment or repatriation of non-U.S. earnings may have a significant effect on our financial condition and results of operations.

Loss Contingencies

We are involved in various lawsuits and claims encountered in the normal course of business. When such a matter arises and periodically thereafter, we consult with our legal counsel and evaluate the merits of the claims based on the facts available at that time. In management's opinion, an adequate accrual has been made as of September 30, 2012 to provide for probable losses that may arise from these matters for which we could reasonably estimate an amount. See also Note 15 – Commitments and Contingencies in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K.

New Accounting Guidance

See Note 2 – New Accounting Guidance in the notes to consolidated financial statements in Item 8 of Part II of this Form 10-K.

Selected Quarterly Financial Data (Unaudited)

(in millions except per share data)

Quarter ended	December 31	March 31	June 30	September 30
Fiscal year 2012				
Operating revenues	$ 1,701.9	$ 1,799.3	$ 1,783.6	$ 1,816.2
Operating income	632.4	617.1	643.0	622.7
Net income attributable to Franklin Resources, Inc.	480.8	503.2	455.3	492.1
Earnings per share				
Basic	$ 2.21	$ 2.33	$ 2.12	$ 2.32
Diluted	$ 2.20	$ 2.32	$ 2.12	$ 2.31
Dividends per share	$ 2.27 [1]	$ 0.27	$ 0.27	$ 0.27
Common stock price per share				
High	$ 112.38	$ 126.48	$ 127.83	$ 128.20
Low	$ 87.71	$ 94.38	$ 100.91	$ 105.98
AUM *(in billions)*				
Ending	$ 670.3	$ 725.7	$ 707.1	$ 749.9
Average	675.0	706.9	710.7	726.7
Fiscal year 2011				
Operating revenues	$ 1,700.3	$ 1,749.6	$ 1,853.0	$ 1,837.1
Operating income	659.2	629.5	682.7	688.4
Net income attributable to Franklin Resources, Inc.	501.2	503.1	503.3	416.0
Earnings per share				
Basic	$ 2.24	$ 2.26	$ 2.27	$ 1.89
Diluted	$ 2.23	$ 2.25	$ 2.26	$ 1.88
Dividends per share	$ 0.25	$ 0.25	$ 0.25	$ 0.25
Common stock price per share				
High	$ 125.00	$ 130.97	$ 131.65	$ 137.56
Low	$ 106.04	$ 108.33	$ 120.50	$ 93.58
AUM *(in billions)*				
Ending	$ 670.7	$ 703.5	$ 734.2	$ 659.9
Average	655.6	687.2	726.7	714.4

[1] Includes a special cash dividend of $2.00 per share.

Risk Factors

For a description of certain risk factors and other important factors that may affect us, our subsidiaries and our business, please see the description of the risk factors set forth under Item 1A of Part I of this Form 10-K, which is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, our financial position is subject to market risk, including, but not limited to, potential loss due to changes in the value of financial instruments including those resulting from adverse changes in interest rates, foreign currency exchange rates and market valuation. Financial instruments include, but are not limited to, investment securities, loans, deposits and debt obligations. Management is responsible for managing market risk.

Our Enterprise Risk Management Committee is responsible for providing a framework to assist management to identify, assess, and manage market and other risks.

Our market risk from assets and liabilities of consolidated VIEs and consolidated SIPs is limited to that of our direct investments in, and management fees earned from, these entities. Accordingly, the assets and liabilities of our consolidated VIEs and consolidated SIPs are excluded from the discussion below.

AUM Market Price Risk

We are exposed to market risk through our investment management and distribution fees, which are generally calculated as a percentage of the market value of AUM. Changes in equity market prices, interest rates, credit spreads, foreign exchange rates, or a combination of these factors could cause the value of AUM to decline, which would result in lower investment management and distribution fees. Our exposure to these risks is minimized as we sponsor a broad range of investment products in various global jurisdictions, which serves to mitigate the impact of changes in any particular market(s) or region(s).

Interest Rate Risk

We are exposed to changes in interest rates, primarily through our investments in debt securities, loans receivable, deposits and debt obligations. At September 30, 2012, we had exposure from $1,782.7 million of investments in debt securities and SIPs that invest in debt securities, $254.4 million of net loans receivable and $522.3 million of interest-bearing deposits. We minimize the impact of changes in interest rates related to investments in debt securities by managing the maturities of these securities, and through diversification, ensuring an appropriate mix of fixed rate and floating rate investments. Our exposure to the risks from investments in SIPs is also minimized by our broad range of products in various global jurisdictions, mitigating the impact of changes in any particular market(s) or region(s). We minimize the impact of changes in interest rates related to our debt obligations by entering into financing transactions that ensure an appropriate mix of debt at fixed and variable interest rates. At September 30, 2012, all of our outstanding debt was issued at fixed rates. In addition, we monitor the interest rates and average maturities of our loan and deposit portfolios.

As of September 30, 2012, we have considered the potential impact of a 100 basis point movement in market interest rates on our interest-earning cash and cash equivalents, portfolio of debt securities, loans receivable, deposits and debt obligations. Based on our analysis, we do not expect that such a change would have a material impact on our operating revenues or results of operations in the next twelve months, for any of these categories or in the aggregate.

Foreign Currency Exchange Risk

We are subject to foreign currency exchange risk through our international operations. While we operate primarily in the U.S., we also provide services and earn revenues in The Bahamas, Asia-Pacific, Europe, Canada, Latin America, the Middle East and Africa. Our exposure to foreign currency exchange risk is minimized in relation to our results of operations since a significant portion of these revenues is denominated in U.S. dollars. This situation may change in the future as our business continues to grow outside the U.S. and expenses incurred denominated in foreign currencies increase. The exposure to foreign currency exchange risk in our consolidated balance sheet mostly relates to cash and cash equivalents and investments that are denominated in foreign currencies, primarily in Euro, Indian Rupee, Pound Sterling, and Canadian Dollar. These assets accounted for approximately 10% of total cash and cash equivalents and investments at September 30, 2012. We also have exposure to foreign exchange revaluation of U.S. dollar balances held by certain non-U.S. subsidiaries for which their local currency is the functional currency. These assets accounted for approximately 6% of total cash and cash equivalents and investments at September 30, 2012. We generally do not use derivative financial instruments to manage foreign currency exchange risk exposure. As a result, both positive and negative currency fluctuations against the U.S. dollar may affect our results of operations and accumulated other comprehensive income.

Market Valuation Risk

We are exposed to market valuation risks related to securities we hold that are carried at fair value. To mitigate the risks we maintain a diversified investment portfolio and, from time to time, we may enter into derivative agreements.

The following is a summary of the effect of a 10% increase or decrease in the carrying values of our financial instruments subject to market valuation risks at September 30, 2012.

(in millions)	Carrying Value	Carrying Value Assuming a 10% Increase	Carrying Value Assuming a 10% Decrease
Investment securities, trading	$ 1,130.6	$ 1,243.7	$ 1,017.5
Investment securities, available-for-sale	870.0	957.0	783.0
Direct investments in consolidated VIEs and consolidated SIPs	405.5	446.1	365.0
Total	**$ 2,406.1**	**$ 2,646.8**	**$ 2,165.5**

Item 8. Financial Statements and Supplementary Data.

Index of Consolidated Financial Statements for the fiscal years ended September 30, 2012, 2011 and 2010.

CONTENTS

All schedules have been omitted as the information is provided in the financial statements or in related notes thereto or is not required to be filed, as the information is not applicable.

Certain required quarterly information is included in Item 7 of Part II of this Form 10-K report under the heading "Selected Quarterly Financial Data (Unaudited)" and incorporated herein by reference.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Franklin Resources, Inc. and its consolidated subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management concluded that, as of September 30, 2012, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2012 has been audited by PricewaterhouseCoopers LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements, as stated in their report immediately following this report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of September 30, 2012.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Franklin Resources, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity, redeemable noncontrolling interests and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Franklin Resources, Inc. and its subsidiaries (the "Company") at September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
November 14, 2012

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data) **for the fiscal years ended September 30,**	**2012**	**2011**	**2010**
Operating Revenues			
Investment management fees	$ 4,458.7	$ 4,531.4	$ 3,574.6
Sales and distribution fees	2,259.3	2,263.5	1,947.1
Shareholder servicing fees	302.5	300.8	283.9
Other, net	80.5	44.3	47.4
Total operating revenues	7,101.0	7,140.0	5,853.0
Operating Expenses			
Sales, distribution and marketing	2,739.7	2,712.8	2,282.9
Compensation and benefits	1,255.5	1,231.2	1,081.0
Information systems and technology	182.9	173.1	165.6
Occupancy	129.9	131.0	130.0
General, administrative and other	277.8	232.1	234.8
Total operating expenses	4,585.8	4,480.2	3,894.3
Operating Income	2,515.2	2,659.8	1,958.7
Other Income (Expenses)			
Investment and other income, net	199.7	1.8	127.6
Interest expense	(36.7)	(37.4)	(16.5)
Other income (expenses), net	163.0	(35.6)	111.1
Income before taxes	2,678.2	2,624.2	2,069.8
Taxes on income	762.7	803.4	618.3
Net income	1,915.5	1,820.8	1,451.5
Less: Net income (loss) attributable to			
Nonredeemable noncontrolling interests	(20.9)	(101.6)	0.7
Redeemable noncontrolling interests	5.0	(1.2)	5.1
Net Income Attributable to Franklin Resources, Inc.	**$ 1,931.4**	**$ 1,923.6**	**$ 1,445.7**
Earnings per Share			
Basic	$ 8.98	$ 8.66	$ 6.36
Diluted	$ 8.95	$ 8.62	$ 6.33
Dividends per Share	$ 3.08	$ 1.00	$ 3.88

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(dollars in millions)

as of September 30,	2012	2011
Assets		
Cash and cash equivalents	$ 5,784.3	$ 5,028.9
Receivables	850.2	773.2
Investments (including $2,000.6 and $1,865.1 at fair value at September 30, 2012 and 2011)	2,583.8	2,422.4
Loans receivable, net	254.4	401.9
Assets of consolidated sponsored investment products		
Cash and cash equivalents	42.8	81.5
Investments	1,046.6	945.7
Assets of consolidated variable interest entities		
Cash and cash equivalents	224.3	88.2
Investments, at fair value	984.1	822.6
Loans receivable, net	—	149.4
Deferred taxes	94.9	107.9
Property and equipment, net	582.7	589.7
Goodwill and other intangible assets, net	2,141.9	2,148.2
Other	161.5	216.2
Total Assets	**$ 14,751.5**	**$ 13,775.8**
Liabilities		
Compensation and benefits	$ 400.5	$ 400.9
Accounts payable and accrued expenses	241.6	265.9
Commissions	383.9	369.5
Deposits	671.7	890.2
Income taxes	11.4	128.8
Debt	1,566.1	998.2
Debt of consolidated sponsored investment products	110.2	134.9
Liabilities of consolidated variable interest entities		
Debt (including $1,100.9 and $871.2 at fair value at September 30, 2012 and 2011)	1,100.9	1,035.4
Other, at fair value	61.9	32.3
Deferred taxes	276.3	274.4
Other	139.8	122.8
Total liabilities	4,964.3	4,653.3
Commitments and Contingencies (Note 15)		
Redeemable Noncontrolling Interests	26.7	18.6

[Table continued on next page]

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

[Table continued from previous page]

(dollars in millions, except per share data)

as of September 30,	2012	2011
Stockholders' Equity		
Preferred stock, $1.00 par value, 1,000,000 shares authorized; none issued	$ —	$ —
Common stock, $0.10 par value, 1,000,000,000 shares authorized; 212,208,957 and 217,693,435 shares issued and outstanding, at September 30, 2012 and 2011	21.2	21.8
Retained earnings	9,084.4	8,443.5
Appropriated retained earnings of consolidated variable interest entities	33.7	19.0
Accumulated other comprehensive income	62.0	40.4
Total Franklin Resources, Inc. stockholders' equity	9,201.3	8,524.7
Nonredeemable noncontrolling interests	559.2	579.2
Total stockholders' equity	9,760.5	9,103.9
Total Liabilities, Redeemable Noncontrolling Interests and Stockholders' Equity	**$ 14,751.5**	**$ 13,775.8**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, REDEEMABLE NONCONTROLLING INTERESTS AND COMPREHENSIVE INCOME

(in millions)	Franklin Resources, Inc.										
	Common Stock										
As of and for the fiscal years ended September 30, 2012, 2011 and 2010	Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Appropriated Retained Earnings of Consolidated Variable Interest Entities	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity	Nonredeemable Noncontrolling Interests	Total Stockholders' Equity	Redeemable Noncontrolling Interests	Total Comprehensive Income (Loss)
Balance at October 1, 2009	**229.3**	**$ 22.9**	**$ —**	**$ 7,505.9**	**$ —**	**$ 103.4**	**$ 7,632.2**	**$ 2.2**	**$ 7,634.4**	**$ 65.1**	
Net income				1,445.7			1,445.7	0.7	1,446.4	5.1	$ 1,451.5
Other comprehensive income (loss)											
Net unrealized gains on investments, net of tax						48.8	48.8		48.8		48.8
Currency translation adjustments						22.1	22.1		22.1		22.1
Net unrealized losses on defined benefit plans, net of tax						(0.6)	(0.6)		(0.6)		(0.6)
Total comprehensive income											1,521.8
Less: comprehensive income attributable to noncontrolling interests											5.8
Total comprehensive income attributable to Franklin Resources, Inc.											$ 1,516.0
Cash dividends on common stock				(886.1)			(886.1)		(886.1)		
Repurchase of common stock	(6.6)	(0.6)	(140.0)	(535.2)			(675.8)		(675.8)		
Issuance of common stock	1.3	0.1	110.4				110.5		110.5		
Excess tax benefit from stock-based compensation			11.9				11.9		11.9		
Stock-based compensation			17.7				17.7		17.7		
Noncontrolling interests											
Net subscriptions								0.5	0.5	67.7	
Net deconsolidations of certain sponsored investment products								—	—	(118.4)	
Disproportional dividends on equity investment				0.6			0.6		0.6		
Balance at September 30, 2010	**224.0**	**$ 22.4**	**$ —**	**$ 7,530.9**	**$ —**	**$ 173.7**	**$ 7,727.0**	**$ 3.4**	**$ 7,730.4**	**$ 19.5**	
Adjustment for adoption of new consolidation guidance				1.5	105.8	(0.7)	106.6		106.6		

[Table continued on next page]

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, REDEEMABLE NONCONTROLLING INTERESTS AND COMPREHENSIVE INCOME

[Table continued from previous page]

(in millions)	Franklin Resources, Inc.										
	Common Stock										
As of and for the fiscal years ended September 30, 2012, 2011 and 2010	Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Appropriated Retained Earnings of Consolidated Variable Interest Entities	Accumulated Other Compre-hensive Income (Loss)	Stockholders' Equity	Nonredeemable Non-controlling Interests	Total Stockholders' Equity	Redeemable Non-controlling Interests	Total Compre-hensive Income (Loss)
Net income (loss)				1,923.6			1,923.6	(101.6)	1,822.0	(1.2)	1,820.8
Net loss reclassified to appropriated retained earnings					(86.8)		(86.8)	86.8			
Other comprehensive income (loss)											
Net unrealized losses on investments, net of tax						(78.6)	(78.6)		(78.6)		(78.6)
Currency translation adjustments						(53.7)	(53.7)		(53.7)		(53.7)
Net unrealized losses on defined benefit plans, net of tax						(0.3)	(0.3)		(0.3)		(0.3)
Total comprehensive income											1,688.2
Less: comprehensive loss attributable to noncontrolling interests											(102.8)
Total comprehensive income attributable to Franklin Resources, Inc.											1,791.0
Cash dividends on common stock				(221.5)			(221.5)		(221.5)		
Repurchase of common stock	(8.2)	(0.8)	(165.9)	(787.5)			(954.2)		(954.2)		
Issuance of common stock	1.9	0.2	139.8				140.0		140.0		
Excess tax benefit from stock-based compensation			16.3				16.3		16.3		
Stock-based compensation			9.8				9.8		9.8		
Noncontrolling interests											
Net subscriptions								110.7	110.7	135.8	
Net consolidations (deconsolidations) of certain sponsored investment products								479.1	479.1	(135.5)	
Purchase of noncontrolling equity interest				(3.5)			(3.5)	0.8	(2.7)		

[Table continued on next page]

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY, REDEEMABLE NONCONTROLLING INTERESTS AND COMPREHENSIVE INCOME

[Table continued from previous page]

(in millions)	Franklin Resources, Inc.										
	Common Stock										
As of and for the fiscal years ended September 30, 2012, 2011 and 2010	Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Appropriated Retained Earnings of Consolidated Variable Interest Entities	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity	Nonredeemable Non-controlling Interests	Total Stockholders' Equity	Redeemable Non-controlling Interests	Total Comprehensive Income (Loss)
Balance at September 30, 2011	**217.7**	**$ 21.8**	**$ —**	**$ 8,443.5**	**$ 19.0**	**$ 40.4**	**$ 8,524.7**	**$ 579.2**	**$ 9,103.9**	**$ 18.6**	
Net income (loss)				1,931.4			1,931.4	(20.9)	1,910.5	5.0	1,915.5
Net income reclassified to appropriated retained earnings					20.0		20.0	(20.0)	—		
Other comprehensive income (loss)											
Net unrealized gains on investments, net of tax						22.2	22.2		22.2		22.2
Currency translation adjustments						0.3	0.3		0.3		0.3
Net unrealized losses on defined benefit plans, net of tax						(0.9)	(0.9)		(0.9)		(0.9)
Total comprehensive income											1,937.1
Less: comprehensive loss attributable to noncontrolling interests											(15.9)
Total comprehensive income attributable to Franklin Resources, Inc.											$ 1,953.0
Cash dividends on common stock				(666.7)			(666.7)		(666.7)		
Repurchase of common stock	(7.5)	(0.7)	(172.9)	(623.8)			(797.4)		(797.4)		
Issuance of common stock	2.0	0.1	139.1				139.2		139.2		
Excess tax benefit from stock-based compensation			22.0				22.0		22.0		
Stock-based compensation			11.8				11.8		11.8		
Noncontrolling interests											
Net subscriptions								138.3	138.3	73.8	
Net deconsolidations of certain sponsored investment products								(117.4)	(117.4)	(70.7)	
Consolidation of variable interest entity					(5.3)		(5.3)		(5.3)		
Balance at September 30, 2012	**212.2**	**$ 21.2**	**$ —**	**$ 9,084.4**	**$ 33.7**	**$ 62.0**	**$ 9,201.3**	**$ 559.2**	**$ 9,760.5**	**$ 26.7**	

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

for the fiscal years ended September 30,	2012	2011	2010
Net Income	$ **1,915.5**	$ **1,820.8**	$ **1,451.5**
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	212.0	243.6	267.4
Stock-based compensation	101.3	88.7	81.7
Excess tax benefit from stock-based compensation	(19.7)	(14.7)	(11.7)
Gains on sale of assets	(34.6)	(67.8)	(17.5)
Losses (income) from investments in equity method investees, net of tax	(68.6)	1.1	(19.9)
Other-than-temporary impairment of investments	10.1	13.6	1.5
Net losses on other investments of consolidated sponsored investment products	16.5	—	—
Net (gains) losses of consolidated variable interest entities	(23.9)	86.8	—
Provision for loan losses	5.5	4.6	3.3
Deferred income taxes	16.3	(3.3)	(12.1)
Changes in operating assets and liabilities:			
Increase in receivables, prepaid expenses and other	(222.8)	(230.3)	(282.3)
Increase in trading securities, net	(577.8)	(257.7)	(72.9)
Increase in trading securities of consolidated sponsored investment products, net	(203.0)	(260.7)	(70.1)
Increase (decrease) in accrued compensation and benefits	(2.6)	72.9	122.0
Increase in commissions payable	14.4	65.5	83.0
Increase (decrease) in income taxes payable	(74.9)	32.5	93.9
Increase in other liabilities	2.5	26.2	33.2
Net cash provided by operating activities	**1,066.2**	**1,621.8**	**1,651.0**
Purchase of investments	(247.2)	(499.5)	(695.5)
Liquidation of investments	831.9	690.7	784.4
Purchase of investments by consolidated sponsored investment products	(188.5)	—	—
Liquidation of investments by consolidated sponsored investment products	55.9	—	—
Purchase of investments by consolidated variable interest entities	(417.5)	(1,058.2)	—
Liquidation of investments by consolidated variable interest entities	520.1	1,295.6	—
Decrease (increase) in loans receivable, net	26.0	(30.0)	(64.2)
Proceeds from sale of loans	141.8	—	—
Decrease in loans receivable held by consolidated variable interest entities, net	59.7	157.1	—
Additions of property and equipment, net	(78.4)	(131.7)	(57.4)
Acquisitions of subsidiaries, net of cash acquired	—	(111.1)	—

[Table continued on next page]

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Table continued from previous page]

(in millions) for the fiscal years ended September 30,	2012	2011	2010
Cash and cash equivalents recognized due to consolidation of variable interest entity	169.6	—	—
Cash and cash equivalents recognized due to adoption of new consolidation guidance	—	45.8	—
Cash and cash equivalents recognized due to consolidation adjustment for sponsored investment products	—	77.2	—
Net cash provided by (used in) investing activities	**873.4**	**435.9**	**(32.7)**
Increase (decrease) in deposits	$ (218.5)	$ 234.5	$ (8.8)
Issuance of common stock	49.1	49.6	41.8
Dividends paid on common stock	(663.0)	(216.3)	(883.5)
Repurchase of common stock	(797.4)	(954.2)	(675.8)
Excess tax benefit from stock-based compensation	19.7	14.7	11.7
Decrease in commercial paper, net	(30.0)	(0.1)	(34.5)
Proceeds from issuance of debt	592.3	20.0	952.0
Payments on debt	—	(2.2)	(66.0)
Proceeds from issuance of debt by consolidated sponsored investment products	122.6	—	—
Payments on debt by consolidated sponsored investment products	(144.7)	—	—
Payments on debt by consolidated variable interest entities	(227.1)	(358.0)	—
Noncontrolling interests	212.1	243.8	68.2
Net cash used in financing activities	**(1,084.9)**	**(968.2)**	**(594.9)**
Effect of exchange rate changes on cash and cash equivalents	(1.9)	(14.6)	(4.2)
Increase in cash and cash equivalents	852.8	1,074.9	1,019.2
Cash and cash equivalents, beginning of year	5,198.6	4,123.7	3,104.5
Cash and Cash Equivalents, End of Year	**$ 6,051.4**	**$ 5,198.6**	**$ 4,123.7**
Supplemental Disclosure of Non-Cash Information			
Increase (decrease) in noncontrolling interests due to net consolidation (deconsolidation) of certain sponsored investment products	$ (188.1)	$ 343.6	$ (118.4)
Increase in assets (liabilities), net related to consolidation of variable interest entities	(174.9)	60.8	—
Supplemental Disclosure of Cash Flow Information			
Cash paid for income taxes	$ 819.8	$ 761.9	$ 533.3
Cash paid for interest	42.8	41.1	7.1
Cash paid for interest by consolidated sponsored investments products and consolidated variable interest entities	50.5	50.9	—

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Significant Accounting Policies

Business. Franklin Resources, Inc. ("Franklin") is a holding company that, together with its various subsidiaries (collectively, the "Company") is referred to as Franklin Templeton Investments. The Company provides investment management and related services to investors globally through products that include investment funds and institutional, high net-worth and separately-managed accounts (collectively, the "sponsored investment products" or "SIPs"). In addition to investment management, the Company's services include fund administration, sales, distribution, shareholder services, transfer agency, trustee, custodial, and other fiduciary services, as well as select private banking services.

Basis of Presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. Certain comparative amounts for prior fiscal years have been reclassified to conform to the financial statement presentation as of and for the fiscal year ended September 30, 2012 ("fiscal year 2012").

Effective September 30, 2012, the Company changed the presentation of its consolidated balance sheets from a classified basis to an unclassified basis which does not distinguish balances as current or non-current. Management believes this presentation election is more useful to readers of its financial statements and provides improved disclosure of the Company's financial position because it aggregates assets and liabilities of the same nature. The previous classified presentation was not utilized to derive any metric by which the Company is measured. The new unclassified presentation is consistent with the manner in which management monitors its financial position, and reduces the presentation complexities resulting from the consolidation of SIPs and variable interest entities ("VIEs"). Amounts for the consolidated balance sheet as of September 30, 2011 have been reclassified to conform to the current year presentation.

Effective July 1, 2012, the Company has one operating segment, investment management and related services. Previously, the Company had a secondary operating segment, banking/finance, which offered select retail banking, private banking and consumer lending services. During fiscal year 2012, the Company significantly reduced these services and now only offers select private banking services to investment management clients. The Company's Chief Executive Officer, who is the chief operating decision maker, no longer reviews financial results from banking/finance activities, and now allocates resources and assesses performance at the consolidated level.

Consolidation. The consolidated financial statements include the accounts of Franklin and its subsidiaries and SIPs in which it has a controlling financial interest. The Company is generally considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. The Company also consolidates VIEs for which it is considered the primary beneficiary and non-VIE limited partnerships and similar structures for which it is deemed to have control. All material intercompany accounts and transactions have been eliminated.

A VIE is an entity in which the equity investment holders have not contributed sufficient capital to finance its activities or the equity investment holders do not have defined rights and obligations normally associated with an equity investment.

The Company uses two models for determining whether it is the primary beneficiary of VIEs. For all investment entity VIEs with the exception of collateralized loan obligations ("CLOs"), the Company is considered to be the primary beneficiary if it has the majority of the risks or rewards of ownership. For all other VIEs, including CLOs, the Company is considered to be the primary beneficiary if it has the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses of or right to receive benefits from the VIE that could potentially be significant to the VIE.

The variable interests that the Company has in investment entity VIEs consist of its equity ownership interest in and/or investment management and related service fees earned from these VIEs. The Company uses expected cash flow scenarios to determine if its investment management and related service fees and/or equity ownership interests provide it with a majority of the VIE's expected losses or residual returns. The Company's VIEs include CLOs and, prior to September 30, 2012, automobile loan securitization trusts. Under both models, the key estimates and assumptions used in the analyses may include the amount of assets under management ("AUM"), investment management and related service fee rates, the life of the investment product, prepayment rates, and the discount rate.

The Company is presumed to control non-VIE limited partnerships and similar structures for which it is the general partner or managing member unless the limited partners or other investors have the substantive ability to remove the Company as general partner or managing member, liquidate the entity or otherwise participate in the decision-making of the entity. The Company's risk of loss in these entities is limited to its investments in the entities as the general partner and managing member entities are structured as limited liability companies.

Earnings per Share. Basic earnings per share is computed by dividing net income available to the Company's common shareholders, which exclude participating securities, by the weighted average number of shares of common stock outstanding during the period. The Company's participating securities consist of its nonvested stock and stock unit awards that contain nonforfeitable rights to dividends or dividend equivalents. Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the two-class method.

Fair Value Measurements. The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels are recognized at the end of each quarter.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are generally obtained from two independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data. Quoted prices are validated through price variance analysis, subsequent sales testing, stale price review, price comparison across pricing vendors and due diligence reviews of third-party vendors.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

The fair values for Level 3 assets and liabilities are determined using various methodologies in accordance with the Company's global pricing policy which defines valuation and pricing conventions for each security type. When available, fair value is measured based on the reported net asset value of underlying investments or independent third-party broker or dealer price quotes. These inputs are evaluated for reasonableness through various procedures which include due diligence reviews of the third parties, price comparisons across pricing vendors, stale price reviews and subsequent sales testing. If these inputs are not available, the Company primarily employs a market-based method, using purchase multiples observed for comparable third-party transactions, valuations of comparable entities, projected operating results of the investee entity or subsequent financing transactions entered into by the investee entity. If the inputs for a market-based method are not available, the Company utilizes an income-based method, which considers the net present value of anticipated future cash flows of the investment. A discount may be applied due to the nature or duration of any restrictions on the disposition of the investment. The Company reviews and approves the market-based and income-based methods on a periodic basis for changes that would impact the unobservable inputs incorporated into the valuation process. The fair value measurements from these methods are further validated through price variance analysis, subsequent sales testing and market comparable sales.

The Company records the majority of its investments at fair value or amounts that approximate fair value on a recurring basis. Certain assets may also be measured at fair value on a nonrecurring basis. These fair value measurements generally result from the application of lower of cost or fair value accounting or write-downs of individual assets. Fair values are estimated for disclosure purposes for financial instruments that are not measured at fair value.

Fair Value Option. The Company elected the fair value option for all assets and liabilities of its consolidated CLOs as this option better matches the changes in fair value of the assets and liabilities. The decision to elect the fair value option, which is irrevocable once elected, is determined on an instrument by instrument basis and applied to an entire instrument. The net gains or losses on assets and liabilities for which the fair value option has been elected include interest income and expense and are recognized in investment and other income, net in the consolidated statements of income.

Cash and Cash Equivalents include cash on hand, non-interest-bearing and interest-bearing deposits with financial institutions, time deposits, securities of U.S. government-sponsored enterprises and the U.S. Treasury, debt instruments with original maturities of three months or less at the purchase date, and other highly liquid investments, including money market funds, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value and, for disclosure purposes, they are classified as Level 1.

Receivables consist primarily of fees receivable from SIPs and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, the carrying values of these assets approximate fair value.

Investments consist of investment securities, trading and available-for-sale, investments in equity method investees and other investments.

Investment Securities, Trading consist of non-consolidated SIPs, and are carried at fair value. Changes in the fair value of trading securities are recognized as gains and losses in earnings. The fair value of these securities is determined based on their published net asset values and they are classified as Level 1.

Investment Securities, Available-for-Sale consist primarily of non-consolidated SIPs, securities of U.S. states and political subdivisions, securities of the U.S. Treasury and federal agencies, corporate debt securities, mortgage-backed securities, and other equity securities. The securities are carried at fair value. Realized gains and losses are included in investment income using either the average cost method or specific identification method. Unrealized gains and losses are recorded net of tax as part of accumulated other comprehensive income until realized. The fair value of SIPs is determined based on their published net asset values and they are classified as Level 1. The fair value of debt securities is determined using quoted market prices, if available, or independent third-party broker or dealer price quotes, which are evaluated for reasonableness, and they are generally classified as Level 2, except for certain U.S. Treasury securities which are classified as Level 1.

The fair value of other equity securities, which consist primarily of non-sponsored investment products, is generally determined based on their published net asset values, and they are classified as Level 1.

Investments in Equity Method Investees consist of equity investments in entities, including SIPs, over which the Company is able to exercise significant influence, but not control. Significant influence is generally considered to exist when the Company's ownership interest in the voting stock of the investee is between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, also are considered in determining whether the equity method of accounting is appropriate. Investments in limited partnerships and limited liability companies for which the Company is not deemed to have control are accounted for using the equity method of accounting when the Company's investment is considered to be more than minor. Under the equity method of accounting, the investments are initially carried at cost and subsequently adjusted by the Company's proportionate share of the entities' net income, which is recognized in earnings.

Other Investments consist of equity investments in entities over which the Company is unable to exercise significant influence and are not marketable, time deposits and life settlement contracts. The equity investments are accounted for under the cost method. For disclosure purposes, the fair value of these investments is generally estimated based on their net asset value and they are classified as Level 3. Time deposits that have maturities greater than three months but less than one year from the date of purchase are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of the time deposits approximate fair value, and they are classified as Level 2. Life settlement contracts are carried at fair value, which is determined based on discounted cash flows using significant unobservable inputs, and are classified as Level 3. Inputs used to determine the fair value include life expectancy assumptions and internal rates of return.

Impairment of Investments. Investments other than trading securities are evaluated for other-than-temporary impairment on a quarterly basis when the cost of an investment exceeds its fair value. For equity securities, the Company considers many factors, including the severity and duration of the decline in the fair value below cost, the Company's intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value, and the financial condition and specific events related to the issuer. When an impairment of an equity security is determined to be other-than-temporary, the impairment is recognized in earnings. For debt securities, if the Company intends to sell or it is more likely than not that it will be required to sell a security before recovery of its amortized cost, the entire impairment is recognized in earnings. If the Company does not intend to sell or it is not more likely than not that it will be required to sell the security before anticipated recovery of its amortized cost, the impairment is separated into the amount of the total impairment related to the credit loss and the amount of the total impairment related to all other factors. The credit loss component is the difference between the security's amortized cost and the present value of the expected cash flows, and is recognized in earnings. Losses related to all other factors are recognized in accumulated other comprehensive income.

Loans Receivable, net consist primarily of private banking loans to investment management clients. Prior to September 30, 2012, loans receivable also included retail banking and consumer lending portfolios. Interest on the loans is accrued using the effective interest method. The majority of private banking loans carry variable interest rates, which are adjusted periodically. Loans receivable are carried at cost, net of an allowance for loan losses. For disclosure purposes, the fair value of loans receivable is estimated using discounted cash flow models with interest rates that consider the current credit and interest rate risks inherent in the loans and the current economic and lending conditions, and they are classified as Level 3. For certain loans with no significant credit concerns and frequent repricing, estimated fair values are generally based on the carrying value and they are classified as Level 2.

Allowance for Loan Losses. An allowance for losses on loans receivable is maintained at a level sufficient to absorb probable losses inherent in the loans. Probable losses are estimated based on contractual delinquency status and historical loss experience. The allowance is based on aggregated portfolio segment evaluations, generally by loan type, and reflects the Company's judgment of portfolio risk factors such as economic conditions, bankruptcy trends, product mix, geographic concentrations and other similar items. A loan is charged to the allowance for loan losses when it is deemed probable to be uncollectible, taking into consideration the value of the collateral, the financial condition of the borrower and other factors. Recoveries on loans previously charged-off as uncollectible are credited to the allowance for loan losses.

Loans past due 90 days or more are reviewed individually to determine whether they are collectible. If warranted, after considering collateral level and other factors, loans 90 days past due are placed on non-accrual status. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions; otherwise, such collections are credited to income when received.

Cash and Cash Equivalents of Consolidated SIPs consist of cash on hand and deposits with financial institutions and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value and, for disclosure purposes, they are classified as Level 1.

Investments of Consolidated SIPs consist of trading securities and other investments that are not generally traded in active markets, and are carried at fair value. Changes in the fair value of the investments are recognized as gains and losses in earnings. The fair value of the trading securities is determined using quoted market prices, or independent third-party broker or dealer price quotes if quoted market prices are not available. These securities are primarily classified as Level 1 or Level 2. If events occur after the close of the primary market for any security, the quoted market prices may be adjusted for the observable price movements within country specific market proxies.

The investments that are not generally traded in active markets primarily consist of equity and secured and unsecured debt securities of entities in emerging markets. The fair value of these securities is generally determined using significant unobservable inputs and they are classified as Level 3. In these instances, the Company employs a market-based approach, using purchase multiples observed for comparable third-party transactions, projected operating results of the investment, valuations of comparable companies, and subsequent financing transactions entered into by the investee entities. If the market-based approach is not available, the Company utilizes an income-based approach, which considers the net present value of anticipated future cash flows of the investment. A discount may also be applied due to the nature or duration of any restrictions on the disposition of the investment. Investments that are not generally traded in active markets also include fund products for which the fair value is estimated using net asset value as a practical expedient and are classified as Level 3.

Cash and Cash Equivalents of Consolidated VIEs consist primarily of highly liquid investments, primarily short-term money market instruments, which are not traded on an active market. The fair value of these instruments is based on market observable inputs and they are classified as Level 2.

Investments of Consolidated VIEs consist of corporate debt securities and are carried at fair value. The fair value is primarily obtained from independent third-party broker or dealer price quotes and they are classified as Level 2. If independent price quotes are not available the fair value is determined using significant unobservable inputs and the securities are classified as Level 3. In these instances, the Company primarily employs the market-based approach described above for Level 3 securities held by consolidated SIPs.

Loans Receivable of Consolidated VIEs, net consisted of automobile loans in securitization trusts which were carried at cost, net of an allowance for loan losses. For disclosure purposes, the fair value was estimated using discounted cash flow models with interest rates that considered the credit and interest rate risks inherent in the loans and the economic and lending conditions.

Property and Equipment, net are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from three to 35 years. Expenditures for repairs and maintenance are charged to expense when incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Internal and external costs incurred in connection with developing or obtaining software for internal use are capitalized and amortized over the estimated useful life of the software of three years beginning when the software project is complete and the application is put into production.

Property and equipment is tested for impairment when there is an indication that the carrying amount of an asset may not be recoverable. Carrying values are not recoverable when the undiscounted cash flows estimated to be generated by the assets are less than their carrying value. When an asset is determined to not be recoverable, the impairment loss is measured based on the excess, if any, of the carrying value of the asset over its respective fair value. Fair value is determined by discounted future cash flows models, appraisals or other applicable methods.

Goodwill and Other Intangible Assets, net. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Other intangible assets consist primarily of mutual fund management contracts and customer base assets resulting from business acquisitions. These intangible assets are amortized over their estimated useful lives, which range from three to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Indefinite-lived intangible assets primarily represent contracts to manage mutual fund assets for which there is no foreseeable limit on the contract period.

Goodwill is tested for impairment annually and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit below its carrying value.

The goodwill impairment test involves a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of any impairment. In the second step, impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying value of the goodwill. The Company has one reporting unit, investment management and related services, consistent with its single operating segment, to which all goodwill has been assigned. Prior to July 1, 2012, the Company had a second reporting unit and operating segment, to which no goodwill had been assigned.

Indefinite-lived intangible assets are tested for impairment annually and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, the Company uses valuation techniques based on an income approach under which future cash flows are discounted. The future cash flow estimates include assumptions about revenue and AUM growth rates, the pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on the Company's weighted average cost of capital.

Definite-lived intangible assets are tested for impairment quarterly. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, the Company estimates the undiscounted future cash flows to be derived from these assets. The future undiscounted cash flow projections include assumptions about revenue and AUM growth rates, effective fee rates, investor redemptions, the pre-tax profit margin, and expected useful lives. If the carrying value of the asset is not recoverable through the related undiscounted cash flows, the impairment loss is measured based on the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is determined by discounted cash flows or other methods as appropriate for the asset type.

Deposits are carried at the aggregate amount of deposits held and include interest-bearing and non-interest-bearing demand deposits, savings and time deposits. The fair value of deposits with no stated maturities is considered to approximate their carrying value because they are payable on demand. For disclosure purposes, the fair value of deposits with stated maturities is estimated based on discounted cash flow models using interest rates offered by comparable institutions on deposits with similar remaining maturities. All of the deposits are classified as Level 2.

Debt consists of commercial paper, Federal Home Loan Bank ("FHLB") advances and senior notes.

Commercial Paper is carried at amortized cost. Due to the short-term nature and liquidity of these financial instruments, the carrying value approximates fair value and, for disclosure purposes, they are classified as Level 2.

FHLB Advances are carried at the aggregate amount of outstanding advances. For disclosure purposes, the fair value is estimated using discounted cash flow models using rates available to the Company for FHLB advances with similar terms and remaining maturities and they are classified as Level 2.

Senior Notes are carried at amortized cost. For disclosure purposes, the fair value is estimated using quoted market prices, independent third-party broker or dealer price quotes, or prices of publicly traded debt with similar maturities, credit risk and interest rates. The notes are classified as Level 2.

Debt of Consolidated SIPs is carried at amortized cost. For disclosure purposes, the fair value is estimated using a discounted cash flow model that considers current interest rate levels, the quality of the underlying collateral and current economic conditions. The debt is classified as Level 3.

Debt of Consolidated VIEs consists of debt of CLOs, and is carried at fair value. Prior to September 30, 2012, debt of consolidated VIEs also included debt of securitization trusts, which was carried at amortized cost. The fair value of the debt of CLOs is primarily obtained from independent third-party broker or dealer price quotes, in which case the debt is classified as Level 2. The CLOs also issued debt that is classified as Level 3 because its fair value is determined using significant unobservable inputs. In these instances, the Company employs a market-based approach, which uses prices of recent transactions, various market multiples, book values and other relevant information for the instrument or related or other comparable debt instruments to determine the fair value. If the market-based approach is not available, the Company utilizes an income-based approach, which considers the net present value of anticipated future cash flows of the instrument. A discount may also be applied due to the nature or duration of any restrictions on the disposition of the instrument. For disclosure purposes, the fair value of the debt of securitization trusts was determined using independent third-party broker or dealer price quotes.

Other Liabilities of Consolidated VIEs consist primarily of investment trades pending settlement and are carried at fair value. The fair value of the liabilities is obtained from independent third-party broker or dealer quotes and they are classified as Level 2.

Noncontrolling Interests relate almost entirely to consolidated SIPs. Noncontrolling interests that are currently redeemable or convertible for cash or other assets at the option of the holder are classified as temporary equity. Nonredeemable noncontrolling interests are classified as a component of equity. Net income (loss) attributable to third-party investors is reflected as net income (loss) attributable to nonredeemable and redeemable noncontrolling interests in the consolidated statements of income. Sales and redemptions of shares of consolidated SIPs are a component of the change in noncontrolling interests included in financing activities in the consolidated statements of cash flows.

Appropriated Retained Earnings of Consolidated VIEs represents the difference between the fair values of consolidated CLOs' assets and liabilities. These amounts are recognized as appropriated retained earnings as the CLO debt holders, not the Company, will ultimately receive the benefits or absorb the losses associated with the CLOs' assets and liabilities. Net income (loss) attributable to third-party investors is reflected as net income (loss) attributable to nonredeemable noncontrolling interests in the consolidated statements of income.

Revenues. Fees from providing investment management and fund administration services ("investment management fees"), shareholder servicing fees and distribution fees are recognized as earned, over the period in which services are rendered, except for performance-based investment management fees, which are recognized when earned. Sales commissions related to the sale of shares of SIPs are recognized on trade date. Investment management fees are generally determined based on a percentage of AUM, except for performance-based investment management fees, which are based on performance targets established in the related investment management contracts. Shareholder servicing fees are generally calculated based on the number and type of accounts serviced while distribution fees are generally based on a percentage of AUM.

AUM of SIPs is calculated using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or market prices or price quotes adjusted for observable price movements after the close of the primary market. The fair values of securities for which market prices are not readily available are internally valued using various methodologies which incorporate significant unobservable inputs as appropriate for each security type and represent an insignificant percentage of total AUM. Pricing of the securities held by SIPs is governed by the Company's global valuation and pricing policy, which defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events.

Advertising and Promotion costs are expensed as incurred.

Stock-based Compensation. The fair value of share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of the Company's common stock and is amortized to compensation expense on a straight-line basis over the related vesting period, which is generally three years. Expense relating to awards subject to performance conditions is recognized if it is probable that the performance goals will be achieved. The probability of achievement is assessed on a quarterly basis. The total number of awards expected to vest is adjusted for estimated forfeitures.

Postretirement Benefits. Defined contribution plan costs are expensed as incurred. Defined benefit plan costs are expensed as the benefits are earned.

Income Taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and the reported amounts in the consolidated financial statements using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. For each tax position taken or expected to be taken in a tax return, the Company determines whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize.

The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company recognizes the accrual of interest on uncertain tax positions in interest expense and penalties in other operating expenses.

As a multinational corporation, the Company operates in various locations outside the United States and generates earnings from its non-U.S. subsidiaries. The Company indefinitely reinvests the undistributed earnings of its non-U.S. subsidiaries, except for income previously taxed in the U.S., subject to regulatory or legal repatriation restrictions or requirements, and the excess net earnings reduced by cash needs for operational and regulatory capital requirements, capital management plans and capital expenditure plans of its Canadian and U.K. consolidated subsidiaries.

Foreign Currency Translation. Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated at current exchange rates as of the end of the accounting period. The related revenues and expenses are translated at average exchange rates in effect during the period. Net exchange gains and losses resulting from translation are excluded from income and are recorded as part of accumulated other comprehensive income. Foreign currency transaction gains and losses are reflected in investment and other income, net in the consolidated statements of income.

Business Combinations are accounted for using the acquisition method of accounting. Application of this method requires identification of the acquirer, determination of the acquisition date and measurement of the purchase consideration at fair value. The purchase consideration is allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values at the acquisition date, with any excess recognized as goodwill.

Note 2 – New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2012

On October 1, 2011, the Company adopted new Financial Accounting Standards Board ("FASB") guidance that requires separate disclosures about purchases, sales, issuances and other settlements in the rollforward of activity in Level 3 fair value measurements.

On January 1, 2012, the Company adopted new FASB guidance that requires additional qualitative discussion for the sensitivity of recurring Level 3 fair value measurements to changes in the unobservable inputs, quantitative disclosure about the significant unobservable inputs used for all Level 3 measurements, and the categorization by level of the fair value hierarchy for financial instruments that are not measured at fair value.

See Note 7 – Fair Value Measurements and Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products for the expanded disclosures.

New Accounting Guidance Not Yet Adopted

In July 2012, the FASB issued an amendment to the existing impairment guidance for indefinite-lived intangible assets. The amendment permits a reporting entity to first assess qualitative factors to determine whether it is necessary to perform the annual quantitative impairment test for indefinite-lived intangible assets. The amendment is effective for the Company in the first quarter of the fiscal year ending September 30, 2013 ("fiscal year 2013"). The Company does not expect the adoption of the amendment to have a material impact on its consolidated financial statements.

In September 2011, the FASB issued an amendment to the existing impairment guidance for goodwill. The amendment permits a reporting entity to first assess qualitative factors to determine whether it is necessary to perform step one of the two-step annual goodwill impairment test. The amendment is effective for the Company in the first quarter of fiscal year 2013. The Company does not expect the adoption of the amendment to have a material impact on its consolidated financial statements.

In June 2011, the FASB issued an amendment to the existing requirements for the presentation of comprehensive income. The amendment requires the components of net income and other comprehensive income to be presented in one continuous statement or in two separate but consecutive statements. The adoption of the amendment in the first quarter of fiscal year 2013 will result in changes to the Company's presentation of total comprehensive income.

Note 3 – Acquisitions

On January 18, 2011, the Company acquired all of the outstanding shares of Rensburg Fund Management Limited ("Rensburg"), a specialty U.K. equity manager, for a purchase consideration of $72.9 million in cash. The purchase price was allocated $10.2 million to tangible net assets, $52.6 million to indefinite-lived intangible assets, $14.0 million to deferred tax liabilities and $24.1 million to goodwill. The indefinite-lived intangible assets relate to management contracts. At the acquisition date, Rensburg had $1.5 billion in AUM relating to various U.K. unit trusts. Rensburg has been renamed Franklin Templeton Fund Management Limited.

On July 6, 2011, the Company acquired all of the outstanding shares of Balanced Equity Management Pty. Limited ("BEM"), a specialty Australian equity manager, for $53.7 million in cash and 85,000 shares of Franklin common stock with an aggregate value of $11.4 million at the acquisition date, for a total purchase consideration of $65.1 million. The purchase price was allocated $2.2 million to tangible net assets, $14.5 million to definite-lived intangible assets and $48.4 million to goodwill. The definite-lived intangible assets relate to management contracts and will be amortized over a period of 10 years. At acquisition date, BEM had $10.9 billion in AUM.

The Company has not presented pro forma combined results of operations for these acquisitions because the results of operations as reported in the accompanying consolidated statements of income would not have been materially different.

Note 4 – Earnings per Share

The components of basic and diluted earnings per share were as follows:

(in millions except per share data)

for the fiscal years ended September 30,	2012	2011	2010
Net Income Attributable to Franklin Resources, Inc.	**$ 1,931.4**	**$ 1,923.6**	**$ 1,445.7**
Less: Allocation of earnings to participating nonvested stock and stock unit awards	11.7	8.6	7.6
Net Income Available to Common Stockholders	**$ 1,919.7**	**$ 1,915.0**	**$ 1,438.1**
Weighted-average shares outstanding – basic	213.8	221.0	226.1
Effect of dilutive common stock options and non-participating nonvested stock unit awards	0.6	1.1	1.3
Weighted-Average Shares Outstanding – Diluted	**214.4**	**222.1**	**227.4**
Earnings per Share			
Basic	$ 8.98	$ 8.66	$ 6.36
Diluted	$ 8.95	$ 8.62	$ 6.33

Non-participating nonvested stock unit awards excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive were 0.1 million for the fiscal year ended September 30, 2012, de minimus for the fiscal year ended September 30, 2011, and 0.4 million for the fiscal year ended September 30, 2010.

Note 5 – Cash and Cash Equivalents

The disclosures below include details of the Company's cash and cash equivalents, excluding those of consolidated VIEs and consolidated SIPs. See Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products for information related to the cash and cash equivalents of these entities.

Cash and cash equivalents consisted of the following:

(in millions) **as of September 30,**	**2012**	**2011**
Cash on hand and non-interest-bearing deposits with financial institutions	$ 74.7	$ 58.0
Interest-bearing deposits with financial institutions	826.5	717.2
SIP money market funds	2,233.4	1,887.8
Securities of U.S. government-sponsored enterprises and the U.S. Treasury	1,560.0	1,173.5
Time deposits	1,019.8	1,113.9
Other	69.9	78.5
Total	**$ 5,784.3**	**$ 5,028.9**

Federal Reserve Board regulations require certain of the Company's banking subsidiaries to maintain reserve balances on deposits with the Federal Reserve Banks. The required reserve balances were $13.3 million at September 30, 2012, and $7.8 million at September 30, 2011.

The Company maintains cash and cash equivalents with financial institutions in various countries, limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Note 6 -- Investments

The disclosures below include details of the Company's investments, excluding those of consolidated VIEs and consolidated SIPs. See Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products for information related to the investments held by these entities.

Investments consisted of the following:

(in millions) **as of September 30,**	**2012**	**2011**
Investment securities, trading	$ 1,130.6	$ 528.6
Investment securities, available-for-sale		
SIPs	587.2	925.7
Securities of U.S. states and political subdivisions	26.8	41.5
Securities of the U.S. Treasury and federal agencies	2.4	2.4
Corporate debt securities[1]	70.3	121.6
Mortgage-backed securities – agency residential[2]	169.3	221.6
Other equity securities	14.0	23.7
Total investment securities, available-for-sale	870.0	1,336.5
Investments in equity method investees	489.0	491.5
Other investments	94.2	65.8
Total	**$ 2,583.8**	**$ 2,422.4**

1 Corporate debt securities are insured by the Federal Deposit Insurance Corporation or non-U.S. government agencies.
2 Consists of U.S. government-sponsored enterprise obligations.

At September 30, 2012 and 2011, investment securities with aggregate carrying amounts of $120.4 million and $156.4 million were pledged as collateral for the ability to borrow from the Federal Reserve Bank, $45.2 million and $60.8 million were pledged as collateral for outstanding FHLB borrowings and amounts available in secured FHLB short-term borrowing capacity, and $7.3 million and $6.9 million were pledged as collateral for the ability to borrow from uncommitted short-term bank lines of credit (see Note 12 – Debt).

A summary of the gross unrealized gains and losses relating to investment securities, available-for-sale is as follows:

(in millions)		Gross Unrealized		
as of September 30, 2012	**Cost Basis**	**Gains**	**Losses**	**Fair Value**
SIPs	$ 516.8	$ 72.1	$ (1.7)	$ 587.2
Securities of U.S. states and political subdivisions	25.6	1.2	—	26.8
Securities of the U.S. Treasury and federal agencies	2.4	—	—	2.4
Corporate debt securities	70.0	0.3	—	70.3
Mortgage-backed securities – agency residential	164.8	4.5	—	169.3
Other equity securities	13.5	0.6	(0.1)	14.0
Total	**$ 793.1**	**$ 78.7**	**$ (1.8)**	**$ 870.0**

(in millions)		Gross Unrealized		
as of September 30, 2011	**Cost Basis**	**Gains**	**Losses**	**Fair Value**
SIPs	$ 877.6	$ 78.0	$ (29.9)	$ 925.7
Securities of U.S. states and political subdivisions	40.0	1.5	—	41.5
Securities of the U.S. Treasury and federal agencies	2.4	—	—	2.4
Corporate debt securities	120.0	1.6	—	121.6
Mortgage-backed securities – agency residential	216.7	4.9	—	221.6
Other equity securities	23.1	0.8	(0.2)	23.7
Total	**$ 1,279.8**	**$ 86.8**	**$ (30.1)**	**$ 1,336.5**

The net unrealized holding gains (losses) on investment securities, available-for-sale included in accumulated other comprehensive income were $49.9 million, $(29.0) million and $70.4 million for fiscal years 2012, 2011 and 2010. The tax effects of the net unrealized holding gains (losses) included in accumulated other comprehensive income were $0.9 million, $8.4 million and $(6.8) million for fiscal years 2012, 2011 and 2010.

The following tables show the gross unrealized losses and fair values of investment securities, available-for-sale with unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

(in millions)	Less Than 12 Months		12 Months or Greater		Total	
as of September 30, 2012	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
SIPs	$ 30.0	$ (0.7)	$ 21.7	$ (1.0)	$ 51.7	$ (1.7)
Other equity securities	4.4	(0.1)	—	—	4.4	(0.1)
Total	**$ 34.4**	**$ (0.8)**	**$ 21.7**	**$ (1.0)**	**$ 56.1**	**$ (1.8)**

(in millions)	Less Than 12 Months		12 Months or Greater		Total	
as of September 30, 2011	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**	**Fair Value**	**Gross Unrealized Losses**
SIPs	$ 228.9	$ (29.7)	$ 4.7	$ (0.2)	$ 233.6	$ (29.9)
Other equity securities	—	—	4.1	(0.2)	4.1	(0.2)
Total	**$ 228.9**	**$ (29.7)**	**$ 8.8**	**$ (0.4)**	**$ 237.7**	**$ (30.1)**

The Company recognized other-than-temporary impairment of available-for-sale investments, primarily related to SIPs, in the amounts of $10.1 million, $7.3 million and $1.5 million during fiscal years 2012, 2011 and 2010. In fiscal year 2011, the Company also recognized $6.3 million of other-than-temporary impairment of investments in equity method investees and other. The Company did not recognize any other-than-temporary impairment of available-for-sale debt securities during fiscal years 2012, 2011 and 2010.

At September 30, 2012, contractual maturities of available-for-sale debt securities were as follows:

(in millions)	Cost Basis	Fair Value
Due in one year or less	$ 72.9	$ 73.2
Due after one year through five years	20.9	21.8
Due after five years through ten years	2.6	2.8
Due after ten years	1.6	1.7
Total	**$ 98.0**	**$ 99.5**

Mortgage-backed securities are not included in the table above as their actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

Note 7 – Fair Value Measurements

The disclosures below include details of the Company's fair value measurements, excluding those of consolidated VIEs and consolidated SIPs. See Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products for information related to fair value measurements of the assets and liabilities of these entities.

Assets measured at fair value on a recurring basis were as follows:

(in millions) **as of September 30, 2012**	Level 1	Level 2	Level 3	Total
Assets				
Investment securities, trading	$ 1,058.6	$ 69.3	$ 2.7	$ 1,130.6
Investment securities, available-for-sale				
SIPs	587.2	—	—	587.2
Securities of U.S. states and political subdivisions	—	26.8	—	26.8
Securities of the U.S. Treasury and federal agencies	—	2.4	—	2.4
Corporate debt securities	—	70.3	—	70.3
Mortgage-backed securities – agency residential	—	169.3	—	169.3
Other equity securities	14.0	—	—	14.0
Life settlement contracts	—	—	12.1	12.1
Total Assets Measured at Fair Value	**$ 1,659.8**	**$ 338.1**	**$ 14.8**	**$ 2,012.7**

(in millions)

as of September 30, 2011	Level 1	Level 2	Level 3	Total
Assets				
Investment securities, trading	$ 454.0	$ 74.6	$ —	$ 528.6
Investment securities, available-for-sale				
SIPs	925.7	—	—	925.7
Securities of U.S. states and political subdivisions	—	41.5	—	41.5
Securities of the U.S. Treasury and federal agencies	—	2.4	—	2.4
Corporate debt securities	—	121.6	—	121.6
Mortgage-backed securities – agency residential	—	221.6	—	221.6
Other equity securities	19.5	4.1	0.1	23.7
Life settlement contracts	—	—	10.8	10.8
Total Assets Measured at Fair Value	**$ 1,399.2**	**$ 465.8**	**$ 10.9**	**$ 1,875.9**

There were no transfers between Level 1 and Level 2 during fiscal year 2012, and there were no significant transfers between Level 1 and Level 2 during fiscal years 2011 and 2010. There were no transfers into or out of Level 3 during fiscal years 2012, 2011 and 2010.

The changes in Level 3 assets measured at fair value on a recurring basis were as follows:

(in millions)

for the fiscal years ended September 30,	2012	2011	2010
Balance at beginning of year	$ 10.9	$ 32.7	$ 39.9
Adjustment for adoption of new consolidation guidance	—	(23.3)	—
Total realized and unrealized gains (losses):			
Included in investment and other income, net	3.3	2.9	6.2
Included in accumulated other comprehensive income	—	—	(0.4)
Purchases, sales and settlements, net	0.6 [1]	(1.4)	(13.0)
Balance at end of year	**$ 14.8**	**$ 10.9**	**$ 32.7**
Change in unrealized gains included in net income relating to assets held at September 30	$ 1.3	$ 1.2	$ 4.9

[1] Consists of purchases of $3.9 million, net of settlements of $3.3 million.

The fair values of life settlement contracts were determined using a discounted cash flow valuation technique. Significant unobservable inputs used in the fair value measurements at September 30, 2012 included life expectancy, which ranged from 22 months to 171 months with a weighted-average of 82 months, and internal rate of return, which ranged from 1.5% to 22.3% with a weighted-average of 11.7%. A significant increase (decrease) in the life expectancy or the internal rate of return in isolation would result in a significantly lower (higher) fair value measurement.

Financial instruments that were not measured at fair value were as follows:

(in millions)	2012			2011	
as of September 30,	**Carrying Value**	**Estimated Fair Value**	**Fair Value Level**	**Carrying Value**	**Estimated Fair Value**
Financial Assets					
Cash and cash equivalents	$ 5,784.3	$ 5,784.3	1	$ 5,028.9	$ 5,028.9
Other investments[1]	80.2	85.1	2 or 3	51.3	56.9
Loans receivable, net	254.4	258.7	2	401.9	403.1
Financial Liabilities					
Deposits	$ 671.7	$ 672.4	2	$ 890.2	$ 892.7
Debt:					
Commercial paper	—	—	N/A	30.0	30.0
FHLB advances	69.0	74.5	2	69.0	72.6
Senior notes	1,497.1	1,571.2	2	899.2	942.3

[1] Primarily consist of Level 3 assets.

Note 8 – Loans and Allowance for Loan Losses

The disclosures below include details of the Company's loans and allowance for loan losses, excluding those of consolidated VIEs. See Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products for information related to the loans and allowance for loan losses of these entities.

Loans receivable by major category consisted of the following:

(in millions) **as of September 30,**	**2012**	**2011**
Commercial loans	$ 49.3	$ 38.7
Real estate mortgage loans	64.6	77.3
Installment loans	138.8	286.3
Other	2.2	4.8
Total loans receivable	254.9	407.1
Less: allowance for loan losses	(0.5)	(5.2)
Loans Receivable, Net	**$ 254.4**	**$ 401.9**

At September 30, 2012, loans receivable, net primarily consisted of private banking loans to investment management clients. Loans receivable at September 30, 2011 also included retail banking and consumer lending portfolios, which were sold during fiscal year 2012. No loan loss allowance is provided on private banking loans because these loans generally are payable on demand and are fully secured by assets under the Company's control or subject to rights of offset. At September 30, 2012 and 2011, loans receivable with aggregate carrying values of $54.1 million and $47.7 million were pledged as collateral for the ability to obtain FHLB advances.

Interest income on loans receivable totaled $16.9 million, $19.7 million and $15.6 million, with average rates of 4.59%, 4.73% and 4.21%, for fiscal years 2012, 2011 and 2010.

Maturities of loans receivable at September 30, 2012 were as follows:

(in millions)	One Year or Less	After One Through Five Years	After Five Years	Total
Commercial loans	$ 47.4	$ 1.9	$ —	$ 49.3
Real estate mortgage loans	2.7	1.4	60.5	64.6
Installment loans	121.3	6.9	10.6	138.8
Other	1.6	0.1	0.5	2.2
Total	**$ 173.0**	**$ 10.3**	**$ 71.6**	**$ 254.9**

Contractual maturities of loans receivable due after one year by repricing characteristic at September 30, 2012 were as follows:

(in millions)	Carrying Value
Loans at fixed interest rates	$ 64.1
Loans at floating or adjustable interest rates	17.8
Total	**$ 81.9**

Changes in the allowance for loan losses were as follows:

(in millions) **for the fiscal years ended September 30,**	2012	2011	2010
Balance at beginning of year	$ 5.2	$ 5.4	$ 7.0
Provision for loan losses	5.3	4.2	3.3
Charge-offs	(4.3)	(6.4)	(6.7)
Recoveries	2.4	2.0	1.8
Loans sold	(8.1)	—	—
Balance at End of Year	**$ 0.5**	**$ 5.2**	**$ 5.4**
Total loan charge-offs, net of recoveries, as a percentage of simple monthly average loans receivable	0.63%	1.07%	1.31%
Allowance for loan losses as a percentage of loans receivable	0.20%	1.28%	1.43%

Loans receivable by impairment methodology were as follows:

(in millions)	2012		2011		2010	
as of September 30,	Collectively Evaluated	Individually Evaluated	Collectively Evaluated	Individually Evaluated	Collectively Evaluated	Individually Evaluated
Loans receivable	$ 254.4	$ 0.5	$ 390.8	$ 16.3	$ 362.3	$ 18.0
Less: allowance for loan losses	(0.4)	(0.1)	(3.6)	(1.6)	(3.5)	(1.9)
Total	**$ 254.0**	**$ 0.4**	**$ 387.2**	**$ 14.7**	**$ 358.8**	**$ 16.1**

Non-accrual, past due and restructured loans were as follows:

(in millions) **as of September 30,**	**2012**	**2011**
Non-accrual loans	$ 2.4	$ 8.3
Loans delinquent for 90 days or more	—	—
Loans modified in troubled debt restructurings	—	9.3

Interest income recognized for loans modified in troubled debt restructurings was not significant in fiscal years 2012, 2011 and 2010.

Note 9 – Property and Equipment, Net

Property and equipment consisted of the following:

(in millions) **as of September 30,**	**2012**	**2011**	**Useful Lives In Years**
Furniture, software and equipment	$ 667.4	$ 647.1	3 – 10
Premises and leasehold improvements	560.3	552.0	5 – 35
Land	75.0	75.2	N/A
Total cost	1,302.7	1,274.3	
Less: Accumulated depreciation and amortization	(720.0)	(684.6)	
Property and Equipment, Net	**$ 582.7**	**$ 589.7**	

Depreciation and amortization expense related to property and equipment was $67.9 million, $71.5 million and $67.7 million in fiscal years 2012, 2011 and 2010. No impairment loss in value of property and equipment was recognized during fiscal years 2012, 2011 and 2010 as the Company determined there was no indicator of impairment.

Note 10 – Goodwill and Other Intangible Assets

Changes in the carrying value of goodwill were as follows:

(in millions) **for the fiscal years ended September 30,**	**2012**	**2011**
Balance at beginning of year	$ 1,536.2	$ 1,444.3
Business combinations	—	104.6
Foreign exchange and other	4.6	(12.7)
Balance at End of Year	**$ 1,540.8**	**$ 1,536.2**

Intangible assets were as follows:

(in millions) as of September 30,	2012 Gross Carrying Value	2012 Accumulated Amortization	2012 Net Carrying Value	2011 Gross Carrying Value	2011 Accumulated Amortization	2011 Net Carrying Value
Definite-lived intangible assets						
Customer base	$ 166.6	$ (135.9)	$ 30.7	$ 166.1	$ (126.8)	$ 39.3
Other	49.3	(36.0)	13.3	47.7	(34.1)	13.6
	215.9	(171.9)	44.0	213.8	(160.9)	52.9
Indefinite-lived intangible assets						
Management contracts	557.1	—	557.1	559.1	—	559.1
Total	**$ 773.0**	**$ (171.9)**	**$ 601.1**	**$ 772.9**	**$ (160.9)**	**$ 612.0**

The Company's annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2012, 2011 and 2010 indicated that there was no impairment in the value of these assets.

Amortization expense related to definite-lived intangible assets was $10.6 million, $10.9 million and $10.4 million for fiscal years 2012, 2011 and 2010. No impairment loss in the value of the assets was recognized during these periods.

The estimated remaining amortization expense related to definite-lived intangible assets as of September 30, 2012 was as follows:

(in millions) for the fiscal years ending September 30,	Amount
2013	$ 10.5
2014	10.5
2015	10.3
2016	5.6
2017	1.4
Thereafter	5.7
Total	**$ 44.0**

Note 11 – Deposits

Deposits, all of which are held in the Company's U.S. offices, were as follows:

(in millions) as of September 30,	2012	2011
Non-interest-bearing demand deposits	$ 149.4	$ 189.6
Interest-bearing deposits		
Demand deposits	12.7	25.2
Savings deposits	461.2	575.9
Time deposits	48.4	99.5
Total interest-bearing deposits	522.3	700.6
Total	**$ 671.7**	**$ 890.2**

Interest expense on deposits totaled $2.9 million, $4.1 million and $4.7 million, with average rates of 0.42%, 0.74% and 0.83%, for fiscal years 2012, 2011 and 2010.

Maturities of time deposits in amounts of $100,000 or more were as follows:

(in millions) as of September 30, 2012	Amount
3 months or less	$ 11.8
Over 3 months through 6 months	0.2
Over 12 months	0.1
Total	**$ 12.1**

Note 12 – Debt

The disclosures below include details of the Company's debt, excluding that of consolidated VIEs and consolidated SIPs. See Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products for information related to the debt of these entities.

Debt consisted of the following:

(dollars in millions) as of September 30,	2012	Effective Interest Rate	2011	Effective Interest Rate
Commercial paper	$ —	N/A	$ 30.0	0.16%
FHLB advances	69.0	3.30%	69.0	3.30%
Senior notes				
$300 million 2.000% notes due May 2013	299.9	2.28%	299.7	2.28%
$250 million 3.125% notes due May 2015	249.9	3.32%	249.8	3.32%
$300 million 1.375% notes due September 2017	298.4	1.66%	—	N/A
$350 million 4.625% notes due May 2020	349.7	4.74%	349.7	4.75%
$300 million 2.800% notes due September 2022	299.2	2.93%	—	N/A
	1,497.1		899.2	
Total Debt	**$ 1,566.1**		**$ 998.2**	

In prior years, the Company secured advances from the FHLB to fund its banking services. The outstanding advances are subject to collateralization requirements.

In September 2012, the Company issued senior unsecured and unsubordinated notes with a total face value of $600.0 million due in September 2017 and 2022. Net proceeds from the issuance of the notes were used in October 2012 to redeem the $300 million 2.000% senior notes due in May 2013, and in November 2012 to finance the acquisition of a majority interest in K2 Advisors Holdings LLC (see Note 21 – Subsequent Events); the remaining net proceeds will be used for general corporate purposes. The notes have fixed interest rates with interest payable semi-annually. The notes were issued at a collective discount of $2.4 million that is being amortized over the term of the notes. The Company incurred approximately $5.3 million in debt issuance costs, which are included in other assets in the consolidated balance sheet and are being amortized over the term of the notes.

The senior notes contain an optional redemption feature that allows the Company to redeem each series of notes prior to maturity in whole or in part at any time, at a make-whole redemption price. The indentures governing the notes contain limitations on the Company's ability and the ability of its subsidiaries to pledge voting stock or profit participating equity interests in its subsidiaries to secure other debt without similarly securing the notes equally and ratably. The indentures also include requirements that must be met if the Company consolidates or merges with, or sells all or substantially all of its assets to, another entity. As of September 30, 2012, the Company was in compliance with the covenants of the notes.

At September 30, 2012, contractual maturities for debt were as follows:

(in millions) **for the fiscal years ending September 30,**	
2013	$ 318.4
2014	—
2015	260.4
2016	8.0
2017	298.4
Thereafter	680.9
Total	**$ 1,566.1**

At September 30, 2012, the Company had $500.0 million of short-term commercial paper available for issuance under an uncommitted private placement program which has been inactive since April 2012, $270.0 million available in uncommitted short-term bank lines of credit under the Federal Reserve system, $117.8 million available through the secured Federal Reserve Bank short-term discount window, $15.3 million available in uncommitted short-term bank lines of credit and $12.3 million available in secured FHLB short-term borrowing capacity.

Note 13 – Variable Interest Entities and Consolidated Sponsored Investment Products

The Company sponsors and manages various types of investment products, which consist of both VIEs and non-VIEs. As described in Note 1 – Significant Accounting Policies, the Company consolidates the non-VIE products which it controls and the VIE products for which it is the primary beneficiary. The Company has no right to the consolidated products' assets, other than its direct equity investment in them, and management fees earned from them. The debt holders of these consolidated entities have no recourse to the Company's assets beyond the level of its direct investment, therefore the Company bears no risks associated with the entities' liabilities. Prior to September 30, 2012, the Company also consolidated certain automobile loan securitization trust VIEs, for which its risk of loss was limited in the same manner as for the consolidated investment products.

The balances of consolidated VIEs and consolidated SIPs included in the Company's consolidated balance sheets were as follows:

(in millions)	2012			2011		
	Consolidated			Consolidated		
as of September 30,	VIEs	SIPs	Total	VIEs	SIPs	Total
Assets						
Cash and cash equivalents	$ 224.3	$ 42.8	$ 267.1	$ 88.2	$ 81.5	$ 169.7
Receivables	2.7	23.7	26.4	12.0	15.3	27.3
Investments	984.1	1,046.6	2,030.7	822.6	945.7	1,768.3
Loans receivable, net	—	—	—	149.4	—	149.4
Other assets	—	0.7	0.7	17.8	0.8	18.6
Total Assets	**$ 1,211.1**	**$ 1,113.8**	**$ 2,324.9**	**$ 1,090.0**	**$ 1,043.3**	**$ 2,133.3**
Liabilities						
Accounts payable and accrued expenses	$ —	$ 21.8	$ 21.8	$ —	$ 14.2	$ 14.2
Debt, at fair value	1,100.9	—	1,100.9	871.2	—	871.2
Debt	—	110.2	110.2	164.2	134.9	299.1
Other liabilities	61.9	8.5	70.4	32.3	8.5	40.8
Total liabilities	1,162.8	140.5	1,303.3	1,067.7	157.6	1,225.3
Redeemable Noncontrolling Interests	—	26.7	26.7	—	18.6	18.6
Stockholders' Equity						
Nonredeemable noncontrolling interests	—	556.8	556.8	—	575.1	575.1
Other equity	48.3	389.8	438.1	22.3	292.0	314.3
Total stockholders' equity	48.3	946.6	994.9	22.3	867.1	889.4
Total Liabilities, Redeemable Noncontrolling Interests and Stockholders' Equity	**$ 1,211.1**	**$ 1,113.8**	**$ 2,324.9**	**$ 1,090.0**	**$ 1,043.3**	**$ 2,133.3**

The consolidated VIEs and consolidated SIPs did not have a significant impact on net income attributable to the Company in fiscal years 2012, 2011 and 2010.

Consolidated VIEs - Collateralized Loan Obligations

The Company provides collateral management services to its sponsored CLOs, which are asset-backed financing entities collateralized by a pool of corporate debt securities, and are considered VIEs. The Company generally earns senior and subordinated management fees from the CLOs based on the par value of outstanding investments and, in certain instances, may also receive performance-based fees. In addition, the Company holds equity interests in certain of these entities. The debt holders of the CLOs have recourse only to the corresponding collateralized assets, which cannot be used by the Company for any other purpose. Scheduled debt payments are based on the performance of the CLOs collateral pool and may be prepaid prior to the contractual maturity dates. The Company is the primary beneficiary of the CLOs as it has the power to direct the activities that most significantly impact the CLOs' economic performance in its role as collateral manager and holds a variable interest for which the Company has the right to receive benefits that could potentially be significant to the CLOs.

The assets and liabilities of the CLOs are carried at fair value. Changes in the fair values were as follows:

(in millions) **for the fiscal years ended September 30,**	**2012**	**2011**
Net gains from changes in fair value of assets	$ 90.9	$ 34.0
Net losses from changes in fair value of liabilities	(65.3)	(114.0)
Total net gains (losses)	**$ 25.6**	**$ (80.0)**

The following table presents the unpaid principal balance and fair values of investments, including investments 90 days or more past due, and debt of the CLOs:

(in millions) **as of September 30, 2012**	**Total Investments**	**Investments 90 Days or More Past Due**	**Long-term Debt**
Unpaid principal balance	$ 996.1	$ 7.2	$ 1,186.5
Excess unpaid principal over fair value	(12.0)	(6.7)	(85.6)
Fair value	**$ 984.1**	**$ 0.5**	**$ 1,100.9**
as of September 30, 2011			
Unpaid principal balance	$ 887.8	$ 21.6	$ 1,044.9
Excess unpaid principal over fair value	(65.2)	(10.2)	(173.7)
Fair value	**$ 822.6**	**$ 11.4**	**$ 871.2**

Consolidated VIEs - Automobile Loan Securitization Trusts

In previous years, the Company entered into automobile loan securitization transactions with securitization trusts, which then issued asset-backed securities to private investors. The securitization transactions were comprised of prime, non-prime and sub-prime contracts for retail installment sales that were secured by new and used automobiles purchased from motor vehicle dealers. The Company retained the interest-only strips receivable and cash on deposit in the transactions, which represented the Company's contractual right to receive excess interest and cash from the securitization trusts.

The Company was the primary beneficiary of the securitization trusts as it also retained servicing responsibilities for the trusts and received annual servicing fees. The holders of the asset-backed securities had recourse only to the collateralized assets of the securitization trusts, which could not be used by the Company for any other purpose.

During fiscal year 2012, the Company exercised its repurchase rights with respect to the outstanding loans in two of the three remaining securitization trusts and sold these loans and the Company's residual interest in the surviving trust. As the Company also transferred its servicing responsibilities for the last trust and is no longer its primary beneficiary, it did not consolidate any securitization trusts as of September 30, 2012.

At September 30, 2011, the principal amount of loans serviced by the Company that were held by the securitization trusts was $155.1 million and of loans that were managed together with the trusts was $83.8 million. The total principal amount of loans 30 days or more past due was $5.4 million.

Changes in the allowance for loan losses for the securitization trusts were as follows:

(in millions) **for the fiscal years ended September 30,**	**2012**	**2011**
Balance at beginning of year	$ 5.7	$ —
Adjustment for adoption of new consolidation guidance	—	14.3
Provision for loan losses	0.2	0.4
Charge-offs	(5.7)	(14.6)
Recoveries	2.4	5.6
Deconsolidation of securitization trust	(2.6)	—
Balance at End of Year	**$ —**	**$ 5.7**
Total loan charge-offs, net of recoveries, as a percentage of simple monthly average loans receivable	3.73%	3.93%
Allowance for loan losses as a percentage of loans receivable	N/A	3.68%

At September 30, 2011, the outstanding principal amount of non-accrual loans was $3.6 million and of loans modified in troubled debt restructurings was $2.7 million, and there were no loans delinquent for 90 days or more. Loans receivable other than those modified in troubled debt restructurings were collectively evaluated for impairment. Interest income recognized for loans modified in troubled debt restructurings was not significant in fiscal years 2012 and 2011.

Consolidated SIPs

Consolidated SIPs primarily consist of non-VIE limited partnerships and similar structures that the Company controls and other fund products in which the Company has a controlling financial interest.

Investments

Investments of consolidated VIEs and consolidated SIPs consisted of the following:

	2012			**2011**		
(in millions)	**Consolidated**			**Consolidated**		
as of September 30,	**VIEs**	**SIPs**	**Total**	**VIEs**	**SIPs**	**Total**
Investment securities, trading	$ —	$ 194.4	$ 194.4	$ —	$ 361.1	$ 361.1
Other debt securities	984.1	317.5	1,301.6	822.6	323.2	1,145.8
Other equity securities	—	534.7	534.7	—	261.4	261.4
Total Investments	**$ 984.1**	**$ 1,046.6**	**$ 2,030.7**	**$ 822.6**	**$ 945.7**	**$ 1,768.3**

Investments of consolidated VIEs consist of corporate debt securities. Other debt and equity securities of consolidated SIPs primarily consist of direct investments in equity and secured and unsecured debt securities of entities in emerging markets, which are generally not traded in active markets. Other equity securities also include investments in funds that are not traded in active markets.

Debt

Debt of consolidated VIEs and consolidated SIPs consisted of the following:

(dollars in millions) **as of September 30,**	**2012**	**Effective Interest Rate**	**2011**	**Effective Interest Rate**
Debt of consolidated VIEs:				
Debt of CLOs, at fair value, due fiscal years 2016-2024	$ 1,100.9	1.48%	$ 871.2	1.20%
Debt of securitization trusts, due fiscal years 2013-2016	—	N/A	164.2	5.86%
	1,100.9		1,035.4	
Debt of consolidated SIPs due fiscal years 2013-2018	110.2	4.20%	134.9	5.29%
Total Debt	**$ 1,211.1**		**$ 1,170.3**	

The debt of CLOs had floating interest rates ranging from 0.67% to 9.98% at September 30, 2012, and both fixed and floating interest rates ranging from 0.50% to 11.18% at September 30, 2011. The debt of securitization trusts had both fixed and floating interest rates ranging from 2.14% to 8.18% at September 30, 2011.

The debt of consolidated SIPs had both fixed and floating interest rates ranging from 1.98% to 7.03% at September 30, 2012, and from 2.69% to 6.85% at September 30, 2011. The repayment of amounts outstanding under certain debt agreements is secured by the assets of the consolidated SIPs and, in some cases, a pledge of the right to call capital.

At September 30, 2012, contractual maturities for debt of consolidated VIEs and consolidated SIPs were as follows:

(in millions) **for the fiscal years ending September 30,**	
2013	$ 46.5
2014	1.9
2015	—
2016	22.0
2017	14.9
Thereafter	1,125.8
Total	**$ 1,211.1**

Fair Value Measurements

The tables below present the balances of assets and liabilities of consolidated VIEs and consolidated SIPs measured at fair value on a recurring basis.

(in millions) **as of September 30, 2012**	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Cash and cash equivalents of consolidated VIEs	$ —	$ 224.3	$ —	$ 224.3
Receivables of consolidated VIEs	—	2.7	—	2.7
Investments of consolidated VIEs	—	984.1	—	984.1
Investments of consolidated SIPs				
Debt securities	6.3	49.3	317.5	373.1
Equity securities	145.9	0.6	527.0	673.5
Total Assets Measured at Fair Value	**$ 152.2**	**$ 1,261.0**	**$ 844.5**	**$ 2,257.7**
Liabilities				
Debt of consolidated VIEs	$ —	$ 1,033.0	$ 67.9	$ 1,100.9
Other liabilities of consolidated VIEs	—	61.9	—	61.9
Total Liabilities Measured at Fair Value	**$ —**	**$ 1,094.9**	**$ 67.9**	**$ 1,162.8**

(in millions) **as of September 30, 2011**	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Cash and cash equivalents of consolidated VIEs	$ 14.7	$ 73.5	$ —	$ 88.2
Receivables of consolidated VIEs	—	12.0	—	12.0
Investments of consolidated VIEs	—	820.7	1.9	822.6
Investments of consolidated SIPs				
Debt securities	5.2	198.8	324.9	528.9
Equity securities	127.0	6.1	283.7	416.8
Total Assets Measured at Fair Value	**$ 146.9**	**$ 1,111.1**	**$ 610.5**	**$ 1,868.5**
Liabilities				
Debt of consolidated VIEs	$ —	$ 787.3	$ 83.9	$ 871.2
Other liabilities of consolidated VIEs	—	32.3	—	32.3
Total Liabilities Measured at Fair Value	**$ —**	**$ 819.6**	**$ 83.9**	**$ 903.5**

Transfers into Level 1 from Level 2 were $26.8 million, and transfers into Level 2 from Level 1 were $1.0 million during fiscal year 2012. Securities were transferred into Level 1 when they were valued using unadjusted quoted market prices and no longer had adjustments for observable price movements due to decreased liquidity within country-specific market proxies. Securities were transferred into Level 2 when they were valued based on prices of comparable or similar securities because quoted market prices were not available as trading in the securities was temporarily halted. There were no significant transfers between Level 1 and Level 2 during fiscal years 2011 and 2010.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for fiscal years 2012, 2011 and 2010 were as follows:

(in millions) for the fiscal year ended September 30, 2012	Investments of Consolidated VIEs	Investments of Consolidated SIPs		Total Level 3 Assets	Debt of Consolidated VIEs
		Debt	Equity		
Balance at October 1, 2011	$ 1.9	$ 324.9	$ 283.7	$ 610.5	$ (83.9)
Realized and unrealized gains (losses) included in investment and other income, net	(1.2)	(31.2)	13.1	(19.3)	(5.0)
Purchases	—	63.0	312.0	375.0	—
Sales	(1.4)	(33.1)	(78.8)	(113.3)	—
Settlements	—	—	—	—	23.8
Consolidation of variable interest entity	—	—	—	—	(4.6)
Transfers into Level 3	1.6	—	—	1.6	—
Transfers out of Level 3	(0.9)	—	—	(0.9)	—
Effect of exchange rate changes	—	(6.1)	(3.0)	(9.1)	1.8
Balance at September 30, 2012	**$ —**	**$ 317.5**	**$ 527.0**	**$ 844.5**	**$ (67.9)**
Change in unrealized gains (losses) included in net income relating to assets and liabilities held at September 30, 2012	$ —	$ 2.9	$ 3.8	$ 6.7	$ (4.0)

(in millions) for the fiscal year ended September 30, 2011	Investments of Consolidated VIEs	Investments of Consolidated SIPs	Total Level 3 Assets	Debt of Consolidated VIEs
Balance at October 1, 2010	$ —	$ 3.3	$ 3.3	$ —
Adjustment for adoption of new consolidation guidance	1.8	—	1.8	(71.4)
Realized and unrealized gains (losses) included in investment and other income, net	0.1	(1.3)	(1.2)	(45.6)
Purchases, sales and settlements, net	—	14.1	14.1	36.7
Consolidation adjustment	—	593.1	593.1	—
Transfers out of Level 3, net	—	(0.6)	(0.6)	—
Effect of exchange rate changes	—	—	—	(3.6)
Balance at September 30, 2011	**$ 1.9**	**$ 608.6**	**$ 610.5**	**$ (83.9)**
Change in unrealized gains (losses) included in net income relating to assets and liabilities held at September 30, 2011	$ 0.1	$ 0.3	$ 0.4	$ (45.6)

(in millions) for the fiscal year ended September 30, 2010	Investments of Consolidated SIPs
Balance at October 1, 2009	$ 2.1
Realized and unrealized gains (losses) included in investment and other income, net	(1.1)
Purchases, sales and settlements, net	2.8
Transfers out of Level 3, net	(0.5)
Total Level 3 Assets at September 30, 2010	**$ 3.3**
Change in unrealized gains included in net income relating to assets held at September 30, 2010	$ 0.1

Investments of consolidated SIPs during fiscal years 2011 and 2010 consisted primarily of equity securities.

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets at September 30, 2012 were as follows:

(in millions)	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range (Weighted Average)
Debt securities	$ 317.5	Discounted cash flow	Discount rate	4.9%–25.6% (11.8%)
			Risk premium	0.0%–7.3% (2.1%)
Equity securities	144.4	Market comparable companies	EBITDA multiple	5.5–8.6 (7.3)
			Discount for lack of marketability	15.0%–30.0% (22.1%)
	47.4	Discounted cash flow	Discount rate	12.0%–15.0% (14.8%)
			Discount for lack of marketability	0.0%–50.0% (27.8%)
	21.0	Market pricing	Price to book value ratio	1.7

At September 30, 2012, Level 3 debt securities held by consolidated SIPs consisted of mezzanine loans, convertible debentures and corporate loans and notes, and equity securities consisted primarily of common and preferred shares.

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information or reported net asset value are excluded from the above table. At September 30, 2012, the exclusions consisted of $67.9 million of debt of consolidated VIEs that was valued using third-party broker or dealer price quotes and $314.2 million of investments in various funds held by consolidated SIPs for which fair value was estimated using net asset value as a practical expedient. Approximately 55% of these investments consist of an investment in a global fixed-income fund which is periodically redeemable, with certain restrictions. The other investments are in real estate and private equity funds which generally invest directly in real estate and equity securities. The investments in these funds are nonredeemable and are expected to be returned through distributions as a result of liquidations of the funds' underlying assets over a weighted-average period of approximately 5.9 years. The SIPs' unfunded commitments to the funds totaled approximately $123.0 million at September 30, 2012, of which the Company was contractually obligated to fund $2.9 million based on its ownership percentage in the SIPs.

Following are descriptions of the sensitivity of the Level 3 recurring fair value measurements to changes in the significant unobservable inputs presented in the above table.

For securities utilizing the discounted cash flow valuation technique, a significant increase (decrease) in the discount rate, risk premium or discount for lack of marketability in isolation would result in a significantly lower (higher) fair value measurement. The discount for lack of marketability used to determine fair value may include other factors such as liquidity or credit risk. Generally, a change in the discount rate is accompanied by a directionally similar change in the risk premium and discount for lack of marketability.

For securities utilizing the market comparable companies valuation technique, a significant increase (decrease) in the EBITDA multiple in isolation would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the discount for lack of marketability in isolation would result in a significantly lower (higher) fair value measurement. The discount for lack of marketability used to determine fair value may include other factors such as liquidity or credit risk.

For securities utilizing a market pricing valuation technique, a significant increase (decrease) in the price to book value ratio would result in a significantly higher (lower) fair value measurement.

Financial instruments of consolidated VIEs and consolidated SIPs that were not measured at fair value were as follows:

(in millions)	September 30, 2012			September 30, 2011	
	Carrying Value	Estimated Fair Value	Fair Value Level	Carrying Value	Estimated Fair Value
Financial Assets					
Cash and cash equivalents of consolidated SIPs	$ 42.8	$ 42.8	1	$ 81.5	$ 81.5
Loans receivable of consolidated VIEs, net	—	$ —	N/A	$ 149.4	$ 153.2
Financial Liabilities					
Debt of consolidated VIEs	$ —	$ —	N/A	$ 164.2	$ 167.9
Debt of consolidated SIPs	110.2	113.0	3	134.9	117.0

Non-consolidated VIEs

VIEs for which the Company is not the primary beneficiary consist of certain sponsored and other investment products from which the Company earns investment management and related services fees and/or has an equity ownership interest in the VIE.

The carrying values of the investment management and related service fees receivable from and the equity ownership interests in these VIEs included in the Company's consolidated balance sheets at September 30, 2012 and 2011 are set forth below. These amounts represent the Company's maximum exposure to loss from these VIEs.

(in millions) **as of September 30,**	2012	2011
Receivables	$ 43.8	$ 42.2
Investments	199.7	176.7
Total	**$ 243.5**	**$ 218.9**

The Company's total AUM of non-consolidated VIEs was $35.3 billion at September 30, 2012 and $36.1 billion at September 30, 2011.

While the Company has no contractual obligation to do so, it routinely makes cash investments in the course of launching SIPs. The Company also may voluntarily elect to provide its SIPs with additional direct or indirect financial support based on its business objectives. The Company did not provide financial or other support to its SIPs during the fiscal years ended September 30, 2012 and 2011.

Note 14 – Taxes on Income

Taxes on income were as follows:

(in millions) **for the fiscal years ended September 30,**	2012	2011	2010
Current expense			
Federal	$ 602.9	$ 576.4	$ 426.5
State	56.1	103.8	71.5
Non-U.S.	83.2	122.8	115.0
Deferred expense	20.5	0.4	5.3
Total	**$ 762.7**	**$ 803.4**	**$ 618.3**

Included in income before taxes was $966.3 million, $1,028.2 million and $902.1 million of pre-tax non-U.S. income for fiscal years 2012, 2011 and 2010. The provision for U.S. income taxes in fiscal years 2012, 2011 and 2010 included benefits of $0.5 million, $0.7 million and $2.5 million related to the utilization of net operating loss carry-forwards. In fiscal years 2012, 2011 and 2010, the Company's income taxes payable for federal, state and non-U.S. purposes have been reduced by tax benefits of $22.6 million, $16.3 million and $11.9 million associated with its stock-based compensation plans. The benefits were recorded as an increase in capital in excess of par value.

The Company's income in certain countries is subject to reduced tax rates due to tax rulings and tax holidays. The impact of the reduced rates on income tax expense was $80.0 million or $0.37 per diluted share for fiscal year 2012, $78.3 million or $0.37 per diluted share for fiscal year 2011, and $37.0 million or $0.16 per diluted share for fiscal year 2010. The tax rulings will expire in fiscal years 2020 and 2022.

The significant components of deferred tax assets and deferred tax liabilities were as follows:

(in millions)

as of September 30,	**2012**	**2011**
Deferred Tax Assets		
State taxes	$ (0.9)	$ 19.7
Allowance for loan losses	1.0	4.3
Deferred compensation and employee benefits	62.8	53.7
Stock-based compensation	29.2	23.6
Net operating loss carry-forwards	27.9	24.4
Tax benefit for uncertain tax positions	29.6	29.9
Other	15.6	19.3
Total deferred tax assets	165.2	174.9
Valuation allowance for net operating loss carry-forwards	(17.4)	(12.3)
Deferred tax assets, net of valuation allowance	147.8	162.6
Deferred Tax Liabilities		
Depreciation on fixed assets	18.6	18.2
Goodwill and other purchased intangibles	253.8	262.8
Deferred commissions	23.6	22.5
Unrealized gains on investments	17.5	2.8
Other	15.7	22.8
Total deferred tax liabilities	329.2	329.1
Net Deferred Tax Liability	**$ 181.4**	**$ 166.5**

Deferred income tax assets and liabilities that relate to the same tax jurisdiction are recorded net on the consolidated balance sheets. The components of the net deferred tax liability were classified in the consolidated balance sheets as follows:

(in millions)

as of September 30,	**2012**	**2011**
Deferred tax assets	$ 94.9	$ 107.9
Deferred tax liabilities	276.3	274.4
Net Deferred Tax Liability	**$ 181.4**	**$ 166.5**

At September 30, 2012, there were $84.1 million of non-U.S. net operating loss carry-forwards, $48.6 million of which expire between 2014 and 2023 with the remaining carry-forwards having an indefinite life. In addition, there were $182.4 million in state net operating loss carry-forwards that expire between 2013 and 2032. A partial valuation allowance has been provided to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the net operating loss carry-forwards. The valuation allowance increased $5.1 million in fiscal year 2012 and decreased $1.6 million in the prior year.

The Company has made no provision for U.S. income taxes on $5.6 billion of cumulative undistributed non-U.S. earnings that are indefinitely reinvested at September 30, 2012. Determination of the potential amount of unrecognized deferred U.S. income tax liability related to such reinvested non-U.S. earnings is not practicable because of the numerous assumptions associated with this hypothetical calculation. However, foreign tax credits would be available to reduce some portion of this amount. Changes to the Company's policy of reinvestment or repatriation of non-U.S. earnings may have a significant effect on its financial condition and results of operations.

The following reconciles the amount of tax expense at the federal statutory rate and taxes on income as reflected in the consolidated statements of income:

(dollar amounts in millions)

for the fiscal years ended September 30,	**2012**		**2011**		**2010**	
Federal taxes at statutory rate	$ 937.4	35.0 %	$ 918.5	35.0 %	$ 724.4	35.0 %
State taxes, net of federal tax effect	34.4	1.3 %	63.5	2.4 %	51.7	2.5 %
Effect of non-U.S. operations	(218.8)	(8.2)%	(222.0)	(8.5)%	(177.1)	(8.6)%
Effect of net loss (income) attributable to noncontrolling interests	4.7	0.2 %	36.0	1.4 %	(2.0)	(0.1)%
Change in valuation allowance	—	0.0 %	—	0.0 %	(5.2)	(0.3)%
Other	5.0	0.2 %	7.4	0.3 %	26.5	1.4 %
Tax Provision	**$ 762.7**	**28.5 %**	**$ 803.4**	**30.6 %**	**$ 618.3**	**29.9 %**

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits is as follows:

(in millions)

for the fiscal years ended September 30,	**2012**	**2011**	**2010**
Balance at beginning of year	$ 99.7	$ 93.3	$ 76.0
Additions for tax positions of prior years	16.4	8.8	11.4
Reductions for tax positions of prior years	(6.3)	(5.1)	(0.9)
Additions for tax positions related to the current year	10.0	10.8	12.2
Settlements with taxing authorities	(13.7)	(4.2)	(0.8)
Expirations of statute of limitations	(4.8)	(3.9)	(4.6)
Balance at End of Year	**$ 101.3**	**$ 99.7**	**$ 93.3**

If recognized, substantially all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods.

Accrued interest on uncertain tax positions at September 30, 2012 and 2011 was approximately $14.6 million and $20.3 million, and is not presented in the unrecognized tax benefits table above. Interest expense (benefit) of $(0.3) million, $3.2 million and $5.1 million was recognized in the consolidated statements of income during fiscal years 2012, 2011 and 2010. Accrued penalties at September 30, 2012 and 2011 were insignificant.

The Company files a consolidated U.S. federal income tax return, multiple U.S. state and local income tax returns, and income tax returns in multiple non-U.S. jurisdictions. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: India 1997 to 2012; Canada, Hong Kong and Singapore 2005 to 2012; U.S. federal 2006 to 2012; the State of California 2007 to 2012; New York City and the State of New Jersey 2008 to 2012; the States of Florida, Massachusetts, and New York 2009 to 2012; and Luxembourg and the U.K. 2010 to 2012.

The Company has on-going examinations in various stages of completion in New York City, the State of Florida, Canada, Hong Kong, India, Singapore and the U.S. Examination outcomes and the timing of settlements are subject to significant uncertainty. Such settlements may involve some or all of the following: the payment of additional taxes, the adjustment of deferred taxes and/or the recognition of unrecognized tax benefits. The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2012 could decrease by an estimated $4.1 million within the next twelve months as a result of the expiration of statutes of limitations in the U.S. federal and certain U.S. state and local and non-U.S. tax jurisdictions, and potential settlements with U.S. states and non-U.S. taxing authorities. The unrecognized tax benefits described above are contractual obligations; however, at this time, the Company cannot make a reliable estimate as to the timing of cash settlements beyond the next twelve months. The amounts of unrecognized tax benefits and related interest that are expected to be paid in the next twelve months are insignificant.

Note 15 – Commitments and Contingencies

Legal Proceedings

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of such claims will not materially affect the Company's business, financial position, results of operations or liquidity. In management's opinion, an adequate accrual has been made as of September 30, 2012, to provide for any probable losses that may arise from such matters for which the Company could reasonably estimate an amount.

Other Commitments and Contingencies

The Company leases office space and equipment under operating leases expiring at various dates through fiscal year 2022. Lease expense was $58.7 million, $62.1 million and $66.6 million and sublease income totaled $2.0 million, $1.4 million and $1.7 million for fiscal years 2012, 2011 and 2010.

Future minimum lease payments under long-term non-cancelable operating leases were as follows as of September 30, 2012:

(in millions) **for the fiscal years ending September 30,**		**Amount**
2013	$	46.8
2014		43.4
2015		35.6
2016		30.2
2017		13.1
Thereafter		29.3
Total Minimum Lease Payments	**$**	**198.4**

Future minimum rentals to be received under non-cancelable subleases totaled $9.3 million at September 30, 2012.

While the Company has no contractual obligation to do so, it routinely makes cash investments in the course of launching SIPs. At September 30, 2012, the Company had $68.8 million of committed capital contributions which primarily relate to discretionary commitments to invest in planned SIP launches. These unfunded commitments are not recorded in the Company's consolidated balance sheet.

The Company, in its role as agent or trustee, facilitates the settlement of investor share purchase, redemption, and other transactions with affiliated mutual funds. The Company is appointed by the affiliated mutual funds as agent or trustee to manage, on their behalf, bank deposit accounts that contain only (i) cash remitted by investors to the affiliated mutual funds for the direct purchase of fund shares, or (ii) cash remitted by the affiliated mutual funds for direct delivery to the investors for either the proceeds of fund shares liquidated at the investors' direction, or dividends and capital gains earned on fund shares. At September 30, 2012 and 2011, the Company held cash of approximately $202.4 million and $124.5 million off-balance sheet in agency or trust for investors and the affiliated mutual funds.

In conjunction with an insurance recovery for prior years' losses, the Company agreed to indemnify its insurance provider and hold it harmless against future payments that it may be required to make to any insured who does not release his, her or its rights under the relevant policy or relating to claims under that policy up to available policy limits. The Company also agreed to indemnify those insured funds that agreed to release any rights under the relevant policy or relating to claims under that policy, to the same extent of the released rights. While management believes that the chance of the Company having to make any payments as a result of these indemnities is remote, policy limits for certain insureds could be up to $88.0 million in the aggregate.

Note 16 – Stock-Based Compensation

The Company's stock-based compensation plans include the Amended and Restated Annual Incentive Compensation Plan (the "AIP") and the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP"). Under the terms of the AIP, eligible employees may receive cash, equity awards and/or mutual fund unit awards generally based on the performance of the Company, its funds and the individual employee. The USIP provides for the issuance of the Company's common stock for various stock-related awards to officers, directors and employees. In March 2011, the Company's stockholders approved an amendment and restatement of the USIP increasing the number of authorized shares available for issuance under the USIP by 10.0 million shares to a total of 40.0 million shares. At September 30, 2012, approximately 11.5 million shares were available for grant under the USIP. In addition to stock awards and stock unit awards, the Company may award options and other forms of stock-based compensation to officers, directors and employees under the USIP. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the AIP and USIP.

Stock and Stock Unit Awards

Stock awards generally entitle holders to the right to sell the underlying shares of the Company's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Certain performance-based long-term stock and stock unit awards have been granted which generally vest based on the achievement of predetermined Company financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Total unrecognized compensation cost related to nonvested stock and stock unit awards, net of estimated forfeitures, was $109.3 million at September 30, 2012. This cost is expected to be recognized over a remaining weighted-average vesting period of 1.7 years. The total fair value of stock awards and stock unit awards vested during fiscal years 2012, 2011 and 2010 was $91.7 million, $97.6 million and $64.8 million. The weighted-average grant-date fair values of stock awards and stock unit awards granted during fiscal years 2012, 2011 and 2010 were $106.76, $118.78 and $107.10 per share.

Nonvested stock and stock unit award activity was as follows:

(shares in thousands)	**Shares**	**Weighted-Average Grant-Date Fair Value**
Nonvested balance at September 30, 2011	1,085	$ 114.57
Granted	1,099	106.76
Vested	(810)	110.85
Forfeited/canceled	(47)	110.91
Nonvested Balance at September 30, 2012	**1,327**	**$ 110.50**

Stock Options

Stock option activity was as follows:

(shares in thousands, aggregate intrinsic value in millions)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2011	1,369	$ 38.69		
Granted	22	38.55		
Exercised	(787)	35.60		
Expired/canceled	(4)	36.08		
Outstanding and Exercisable at September 30, 2012	**600**	**$ 41.33**	**0.8**	**$ 50.2**

Stock option awards generally were granted at prices that were either equal to or above the market value of the underlying shares of the Company's common stock on the date of grant and expire no later than ten years after the grant date. No stock option awards have been granted since November 2004, except for approximately 22 thousand shares that were issued in conjunction with a special cash dividend in December 2011. All stock options granted through November 2004 were fully vested and all related compensation cost was recognized prior to fiscal year 2010. The total intrinsic values of share options exercised during fiscal years 2012, 2011 and 2010 were $61.2 million, $66.2 million and $40.4 million.

Cash received from stock option exercises during fiscal years 2012, 2011 and 2010 was $27.7 million, $28.3 million and $22.3 million. Income tax benefits from the stock option exercises were $16.7 million, $15.3 million and $10.9 million during the same periods.

Employee Stock Investment Plan

The amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"), allows eligible participants to buy shares of the Company's common stock at a discount of its market value on defined dates. The Compensation Committee of the Board of Directors determines the terms and conditions of awards under the ESIP. A total of 0.2 million shares were issued under the ESIP during fiscal year 2012. At September 30, 2012, approximately 2.4 million shares were reserved for future issuance under this plan.

All Stock-Based Plan Arrangements

Total stock-based compensation costs of $101.3 million, $88.7 million and $81.7 million were recognized in the consolidated statements of income during fiscal years 2012, 2011 and 2010.

The Company generally does not repurchase shares upon share option exercise or vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Note 17 – Employee Benefit Plans

Defined Benefit Plans

Franklin Templeton Global Investors Limited, a subsidiary of Franklin located in the U.K., sponsors a defined benefit pension plan. In addition, Fiduciary Trust Company International, a subsidiary of Franklin located in the U.S., sponsors a defined benefit healthcare plan that provides post-retirement medical benefits to full-time employees who have worked ten years and attained age 55 while in the service of Fiduciary Trust, or have met alternate eligibility criteria. The healthcare plan was closed to new entrants in 2003.

Financial information for the plans was as follows:

(in millions)	Pension Benefits		Other Benefits	
as of and for the fiscal years ended September 30,	**2012**	**2011**	**2012**	**2011**
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 42.8	$ 42.1	$ 6.1	$ 7.4
Service cost	3.6	3.3	—	—
Interest cost	2.2	2.1	0.3	0.3
Participant contributions	1.4	1.0	—	—
Plan curtailments	0.5	—	—	—
Benefits paid	(2.4)	(1.4)	(0.4)	(0.5)
Actuarial (gains) losses	2.9	(3.9)	0.8	(1.1)
Foreign currency movements	1.7	(0.4)	—	—
Benefit Obligation at End of Year	**$ 52.7**	**$ 42.8**	**$ 6.8**	**$ 6.1**
Change in Fair Value of Plan Assets				
Fair value of plan assets at beginning of year	$ 43.5	$ 43.0	$ —	$ —
Actual return on assets	6.1	(1.9)	—	—
Employer contributions	2.4	3.3	0.4	0.5
Participant contributions	1.4	1.0	—	—
Benefits paid	(2.4)	(1.4)	(0.4)	(0.5)
Foreign currency movements	1.8	(0.5)	—	—
Fair Value of Plan Assets at End of Year	**$ 52.8**	**$ 43.5**	**$ —**	**$ —**
Funded Status	**$ 0.1**	**$ 0.7**	**$ (6.8)**	**$ (6.1)**

(in millions)	Pension Benefits		Other Benefits	
as of and for the fiscal years ended September 30,	**2012**	**2011**	**2012**	**2011**
Amounts Recognized in the Consolidated Balance Sheets				
Other assets	$ 0.1	$ 0.7	$ —	$ —
Compensation and benefits	—	—	(0.5)	(0.4)
Other liabilities	—	—	(6.3)	(5.7)
Net Asset (Liability)	**$ 0.1**	**$ 0.7**	**$ (6.8)**	**$ (6.1)**
Weighted-Average Assumptions				
Discount rate	4.60%	5.20%	3.70%	4.90%
Expected long-term rate of return on plan assets[1]	6.41%	6.76%	N/A	N/A
Rate of compensation increase	N/A	4.20%	2.50%	4.50%

[1] The expected long-term rate of return on plan assets is based on the weighted-average historic performance of each asset class and current market conditions.

The components of net periodic benefit cost for the plans were as follows.

(in millions)	Pension Benefits			Other Benefits		
for the fiscal years ended September 30,	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
Service cost	$ 3.6	$ 3.3	$ 2.9	$ —	$ —	$ —
Interest cost	2.2	2.1	2.0	0.3	0.3	0.4
Plan curtailments	0.5	—	—	—	—	—
Expected return on plan assets	(3.1)	(3.2)	(2.8)	—	—	—
Amortization of net actuarial losses	—	—	—	—	0.2	—
Net Periodic Benefit Cost	**$ 3.2**	**$ 2.2**	**$ 2.1**	**$ 0.3**	**$ 0.5**	**$ 0.4**

As of September 30, 2012 and 2011, the Company's defined benefit pension plan assets were invested in investment funds with holdings of $46.3 million and $37.1 million in equity securities, $3.7 million and $3.5 million in debt securities, and $2.8 million and $2.9 million in cash and cash equivalents. The fair value of the investment funds, which are classified as Level 1, is determined based on the published net asset value of the funds. There were no pension plan assets classified as Level 2 or 3 during fiscal years 2012 or 2011.

The Company has no target allocation set for the defined benefit pension plan as the plan members control all investment decisions. The plan was closed to new contributions in May 2012, and the Company does not expect to make contributions to the plan in fiscal year 2013. The defined benefit healthcare plan is an unfunded benefit plan. The Company expects to contribute $0.5 million to the plan in fiscal year 2013.

The plan benefits expected to be paid over the next ten years were as follows:

(in millions) **for the fiscal years ending September 30,**	**Pension Benefits**	**Other Benefits**
2013	$ 3.6	$ 0.5
2014	0.3	0.5
2015	1.8	0.4
2016	0.2	0.4
2017	0.6	0.4
Thereafter in the succeeding five years	14.3	2.0

Defined Contribution Plans

The Company sponsors a 401(k) plan that covers substantially all U.S. employees who meet certain employment requirements. Participants may contribute up to 50% of pretax annual compensation and up to 100% of the cash portion of the participant's year-end bonus, as defined by the plan and subject to Internal Revenue Code limitations, each year to the plan. In addition, certain of the Company's non-U.S. subsidiaries sponsor defined contribution plans primarily for the purpose of providing deferred compensation incentives for its employees and to comply with local regulatory requirements. The total expenses recognized for defined contribution plans in the consolidated statements of income were $36.8 million, $34.3 million and $21.0 million for fiscal years 2012, 2011 and 2010.

Note 18 – Segment Information

Effective July 1, 2012, the Company has one operating segment, investment management and related services, from which it derives all of its operating revenues and income. Previously, the Company had a second operating segment, banking/finance, which offered select retail banking, private banking and consumer lending services. See Note 1 – Significant Accounting Policies, Basis of Presentation.

Geographical information was as follows:

(in millions) **for the fiscal years ended September 30,**	**2012**	**2011**	**2010**
Operating Revenues			
United States	$ 4,791.9	$ 4,589.4	$ 3,920.0
The Bahamas	904.2	1,041.9	753.7
Asia-Pacific	627.7	688.9	571.1
Europe, the Middle East and Africa	458.6	435.3	279.6
Canada	309.0	344.6	303.0
Latin America	9.6	39.9	25.6
Total	**$ 7,101.0**	**$ 7,140.0**	**$ 5,853.0**
Property and Equipment, Net			
United States	$ 447.9	$ 441.9	$ 415.2
The Bahamas	16.5	17.2	17.9
Asia-Pacific	94.3	103.3	85.1
Europe, the Middle East and Africa	13.0	15.0	15.6
Canada	10.4	11.5	14.0
Latin America	0.6	0.8	1.2
Total	**$ 582.7**	**$ 589.7**	**$ 549.0**

Operating revenues are generally allocated to geographic areas based on the location of the office providing services.

Note 19 – Other Income (Expenses)

Other income (expenses) consisted of the following:

(in millions)

for the fiscal years ended September 30,	2012	2011	2010
Investment and Other Income, Net			
Dividend income	$ 22.5	$ 35.7	$ 38.6
Interest income	12.5	11.0	12.9
Gains (losses) on trading investment securities, net	34.7	(1.3)	30.3
Realized gains on sale of investment securities, available-for-sale	41.0	65.5	17.9
Realized losses on sale of investment securities, available-for-sale	(2.2)	(0.3)	(1.6)
Income (losses) from investments in equity method investees, net of tax	68.6	(1.1)	19.9
Other-than-temporary impairment of investment securities, available-for-sale	(10.1)	(7.3)	(1.5)
Other-than-temporary impairment of investments in equity method investees and other	—	(6.3)	—
Gains (losses) on investments of consolidated SIPs, net	(15.9)	(36.1)	8.5
Gains (losses) on assets and liabilities of consolidated VIEs, net	25.6	(80.0)	—
Foreign currency exchange gains (losses), net	7.1	3.3	(4.7)
Other, net	15.9	18.7	7.3
Total	199.7	1.8	127.6
Interest Expense	(36.7)	(37.4)	(16.5)
Other Income (Expenses), Net	**$ 163.0**	**$ (35.6)**	**$ 111.1**

Substantially all of the Company's dividend income and realized gains and losses on sale of investment securities, available-for-sale were generated by investments in its SIPs. Interest income was primarily generated by cash equivalents and debt securities of U.S. states and political subdivisions, and included $3.2 million of non-investment related interest in fiscal year 2012. Proceeds from the sale of investment securities, available-for-sale were $578.1 million, $477.5 million and $247.1 million for fiscal years 2012, 2011 and 2010.

Net gains (losses) on trading investment securities that were held at September 30, 2012, 2011 and 2010 were $24.0 million, $(9.1) million and $17.8 million. Net gains (losses) on trading investment securities of consolidated SIPs that were held at September 30, 2012, 2011 and 2010 were $22.9 million, $(39.0) million and $(2.3) million.

Note 20 – Banking Regulatory Ratios

Franklin is a bank holding company and a financial holding company subject to various regulatory capital requirements administered by federal banking agencies, including the Federal Reserve Board. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. The Company must meet specific capital adequacy guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company to maintain a minimum Tier 1 capital and Tier 1 leverage ratio (as defined in the regulations), as well as minimum Tier 1 and Total risk-based capital ratios (as defined in the regulations). The Company's calculation methodology follows the most conservative risk-weighting assumptions within the Federal Reserve Board guidelines. Based on the Company's calculations as of September 30, 2012 and 2011, it exceeded the applicable capital adequacy requirements as listed below.

(dollar amounts in millions)

as of September 30,	**2012**	**2011**	**Capital Adequacy Minimum**
Tier 1 capital	$ 6,788.8	$ 6,141.4	N/A
Total risk-based capital	6,799.6	6,152.2	N/A
Tier 1 leverage ratio	59%	55%	5%
Tier 1 risk-based capital ratio	54%	53%	4%
Total risk-based capital ratio	54%	53%	8%

Note 21 – Subsequent Events

On October 24, 2012, the Company redeemed its outstanding 2.000% senior notes due in May 2013 at a make-whole redemption price of $305.4 million.

On November 1, 2012, the Company acquired an ownership interest of approximately 69% in K2 Advisors Holdings LLC ("K2") for a purchase consideration of $182.9 million in cash. The Company has agreed to acquire the remaining ownership interest in K2 over a multi-year period beginning in fiscal year 2017. K2 is a fund of hedge funds solutions provider with approximately $9.0 billion in assets under management as of September 30, 2012.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of September 30, 2012. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures as of September 30, 2012 were designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15 (f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended September 30, 2012, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm set forth in Item 8 of Part II of this Form 10-K are incorporated herein by reference.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 with respect to executive officers of the Company is contained at the end of Part I of this Form 10-K under the heading "Executive Officers of the Registrant."

Code of Ethics. The Company has adopted a Code of Ethics and Business Conduct (the "Code of Ethics") that applies to the Company's principal executive officer, principal financial officer, principal accounting officer, controller, and any persons performing similar functions, as well as all directors, officers and employees of the Company and its subsidiaries and affiliates. The Code of Ethics is posted on the Company's website at www.franklinresources.com under "Corporate Governance." A copy of the Code of Ethics is available in print free of charge to any stockholder who requests a copy. Interested parties may address a written request for a printed copy of the Code of Ethics to: Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, California 94403-1906. The Company intends to satisfy the disclosure requirement regarding any amendment to, or a waiver from, a provision of the Code of Ethics for the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website.

The other information required by this Item 10 is incorporated by reference from the information provided under the sections entitled "Proposal No.1 Election of Directors–Nominees," "Proposal No. 1 Election of Directors–Information about the Board and its Committees–The Audit Committees" and "Proposal No. 1 Election of Directors–Section 16(a) Beneficial Ownership Reporting Compliance" from the Company's definitive proxy statement for its annual meeting of stockholders ("2013 Proxy Statement") to be filed with the SEC within 120 days after September 30, 2012.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference from the information provided under the sections entitled "Proposal No. 1 Election of Directors–Director Fees" and "Proposal No. 1 Election of Directors–Executive Compensation" of the Company's 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item 12 with respect to security ownership of certain beneficial owners and management is incorporated by reference from the information provided under the sections entitled "Proposal No. 1 Election of Directors-Security Ownership of Principal Stockholders" and "Proposal No. 1 Election of Directors-Security Ownership of Management" of the Company's 2013 Proxy Statement.

Equity Compensation Plan Information.

The following table sets forth certain information as of September 30, 2012 with respect to the shares of the Company's common stock that may be issued under the Company's existing compensation plans that have been approved by stockholders and plans that have not been approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders[1]	1,226,894 [2]	$ 41.33 [3]	13,874,284 [4]
Equity compensation plans not approved by stockholders	—	—	—
Total	**1,226,894**	**$ 41.33**	**13,874,284**

[1] Consists of the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). Equity securities granted under the USIP may include awards in connection with the Amended and Restated Annual Incentive Compensation Plan and the 2004 Key Executive Incentive Compensation Plan, as amended and restated.

[2] Includes restricted stock unit awards under the USIP that may be settled in shares of the Company's common stock, but excludes options to purchase shares of the Company's common stock accruing under the Company's ESIP. Under the ESIP, each eligible employee is granted a separate option to purchase up to 2,000 shares of common stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 85% of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower.

[3] Does not take into account restricted stock unit awards under the USIP.

[4] As of September 30, 2012, 2,358,931 shares of common stock were available for future issuance under the ESIP and 11,515,353 shares of common stock were available for future issuance under the USIP.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item 13 is incorporated by reference from the information provided under the sections entitled "Proposal No. 1 Election of Directors-General," "Proposal No.1 Election of Directors–Corporate Governance–Director Independence Standards" and "Proposal No. 1 Election of Directors–Certain Relationships and Related Transactions" of the Company's 2013 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required by this Item 14 is incorporated by reference from the information provided under the section entitled "Proposal No. 1 Election of Directors–Fees Paid to Independent Registered Public Accounting Firm" of the Company's 2013 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) The financial statements filed as part of this report are listed in Item 8 of this Form 10-K.

(a)(2) No financial statement schedules are required to be filed as part of this report because all such schedules have been omitted. Such omission has been made on the basis that information is provided in the financial statements, or in the related notes thereto, in Item 8 of this Form 10-K or is not required to be filed as the information is not applicable.

(a)(3) Exhibits.

Exhibit No.	Description
3(i)(a)	Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to Exhibit (3)(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 001-09318) (the "1994 Annual Report")
3(i)(b)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to Exhibit 3(ii) to the 1994 Annual Report
3(i)(c)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to Exhibit 3(iii) to the 1994 Annual Report
3(i)(d)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to Exhibit 3(iv) to the 1994 Annual Report
3(i)(e)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed on February 4, 2005, incorporated by reference to Exhibit (3)(i)(e) to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)
3(ii)	Registrant's Amended and Restated Bylaws (as adopted and effective March 14, 2012), incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed with the SEC on March 14, 2012 (File No. 001-09318)
4.1	Indenture between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-3 filed with the SEC on April 14, 1994 (File No. 033-53147)
4.2	Form of First Supplemental Indenture, dated October 9, 1996, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee, incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 filed with the SEC on October 4, 1996 (File No. 333-12101)
4.3	Form of Second Supplemental Indenture, dated May 20, 2010, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed with the SEC on May 20, 2010 (File No. 001-09318)
4.4	Form of Third Supplemental Indenture, dated September 24, 2012, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed with the SEC on September 24, 2012 (File No. 001-09318)
10.1	Representative Form of Investment Management Agreement between Franklin Advisers, Inc. and certain funds, incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (File No. 001-09318) (the "2009 Annual Report")
10.2	Representative Form of Subadvisory Agreement between Franklin Advisers, Inc. and Templeton Investment Counsel, LLC, incorporated by reference to Exhibit 10.2 to the 2009 Annual Report
10.3	Representative Form of Distribution Agreement between Franklin/Templeton Distributors, Inc. and certain funds, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2010 (File No. 001-09318)
10.4	Representative 12b-1 Form of Amended and Restated Class A Distribution Plan between Franklin/ Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2009 (File No. 001-09318) (the "March 2009 Quarterly Report")

Exhibit No.	Description
10.5	Representative 12b-1 Form of Amended and Restated Class B Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.5 to the 2009 Annual Report
10.6	Representative 12b-1 Form of Amended and Restated Class C Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.6 to the 2009 Annual Report
10.7	Representative 12b-1 Form of Amended and Restated Class R Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.7 to the 2009 Annual Report
10.8	Representative 12b-1 Form of Amended and Restated Class 2, 3 and 4 Distribution Plan between Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc., incorporated by reference to Exhibit 10.8 to the 2009 Annual Report
10.9	Representative Form of Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin Templeton Investor Services, LLC and certain funds (filed herewith)
10.10	Representative Form of Fund Administration Agreement between Franklin Templeton Services, LLC and certain funds, incorporated by reference to Exhibit 10.10 to the 2009 Annual Report
10.11	Representative Form of Multiple Class Plan on behalf of certain funds, incorporated by reference to Exhibit 10.11 to the 2009 Annual Report
10.12	Representative Form of Investment Management Agreement for Separate Account Clients (filed herewith)
10.13	Representative Form of Investment Management with Custody Agreement for High Net-Worth Clients (filed herewith)
10.14	Representative Form of Custody-Only Agreement for High Net-Worth Clients, incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (File No. 001-09318) (the “2011 Annual Report”)
10.15	Representative Form of Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and certain other parties (filed herewith)
10.16	Representative Form of Participation Agreement Addendum between Franklin Templeton Variable Insurance Products Trust and certain other parties (filed herewith)
10.17	Representative Form of Form of Fund of Funds Subscription Agreement between Franklin Templeton Variable Insurance Products Trust and certain funds, incorporated by reference to Exhibit 10.17 to the 2009 Annual Report
10.18	Representative Form of Administrative Services Agreement between Franklin Templeton Services, LLC and certain insurance companies, incorporated by reference to Exhibit 10.18 to the 2009 Annual Report
10.19	Representative Form of Stock Option Agreement and Notice of Stock Option Grant under the Registrant's 2002 Universal Stock Incentive Plan, incorporated by reference to Exhibit 10.75 to the Registrant's Current Report on Form 8-K filed with the SEC on November 12, 2004 (File No. 001-09318)*
10.20	Representative Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement (RSA) under the Registrant's 2002 Universal Stock Incentive Plan for certain executive officers of the Registrant (filed herewith)*
10.21	Representative Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under the Registrant's 2002 Universal Stock Incentive Plan for long-term performance awards for certain executive officers of the Registrant (filed herewith)*
10.22	Representative Form of Amended and Restated Indemnification Agreement, incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 001-09318)*
10.23	2006 Directors Deferred Compensation Plan, as amended and restated effective December 12, 2008, incorporated by reference to Exhibit 10.4 to the March 2009 Quarterly Report*
10.24	1998 Employee Stock Investment Plan (as amended and restated February 1, 2012), incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2011 (File No. 001-09318)*

Exhibit No.	Description
10.25	2002 Universal Stock Incentive Plan (as amended and restated effective October 22, 2012) (filed herewith)*
10.26	Amended and Restated Annual Incentive Compensation Plan (as amended and restated effective October 22, 2012) (filed herewith)*
10.27	2004 Key Executive Incentive Compensation Plan (as amended and restated effective October 15, 2007), incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 5, 2008 (File No. 001-09318)*
10.28	Independent Director Compensation as of September 30, 2011, incorporated by reference to Exhibit 10.28 to the 2011 Annual Report*
10.29	Named Executive Officer Compensation as of January 1, 2010, incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2010 (File No. 001-09318)*
12	Computation of Ratios of Earnings to Fixed Charges (filed herewith)
21	List of Subsidiaries (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
101	The following materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, formatted in Extensible Business Reporting Language (XBRL), include: (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Stockholders' Equity, Redeemable Noncontrolling Interests and Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, and (v) related notes

* Management/Employment Contract or Compensatory Plan or Arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date: November 14, 2012 By: /s/ Kenneth A. Lewis

Kenneth A. Lewis, Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: November 14, 2012 By: /s/ Samuel H. Armacost

Samuel H. Armacost, Director

Date: November 14, 2012 By: /s/ Charles Crocker

Charles Crocker, Director

Date: November 14, 2012 By: /s/ Joseph R. Hardiman

Joseph R. Hardiman, Director

Date: November 14, 2012 By: /s/ Charles B. Johnson

Charles B. Johnson, Chairman and Director

Date: November 14, 2012 By: /s/ Gregory E. Johnson

Gregory E. Johnson, Director, President and Chief Executive Officer (Principal Executive Officer)

Date: November 14, 2012 By: /s/ Rupert H. Johnson, Jr.

Rupert H. Johnson, Jr., Vice Chairman and Director

Date: November 14, 2012 By: /s/ Kenneth A. Lewis

Kenneth A. Lewis, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Date: November 14, 2012 By: /s/ Mark C. Pigott

Mark. C. Pigott, Director

Date: November 14, 2012 By: /s/ Chutta Ratnathicam

Chutta Ratnathicam, Director

Date: November 14, 2012 By: /s/ Laura Stein

Laura Stein, Director

Date: November 14, 2012 By: /s/ Anne M. Tatlock

Anne M. Tatlock, Director

Date: November 14, 2012 By: /s/ Geoffrey Y. Yang

Geoffrey Y. Yang, Director

EXHIBIT INDEX

Exhibit No.	Description
3(i)(a)	Registrant's Certificate of Incorporation, as filed November 28, 1969, incorporated by reference to Exhibit (3)(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994 (File No. 001-09318) (the "1994 Annual Report")
3(i)(b)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed March 1, 1985, incorporated by reference to Exhibit 3(ii) to the 1994 Annual Report
3(i)(c)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed April 1, 1987, incorporated by reference to Exhibit 3(iii) to the 1994 Annual Report
3(i)(d)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed February 2, 1994, incorporated by reference to Exhibit 3(iv) to the 1994 Annual Report
3(i)(e)	Registrant's Certificate of Amendment of Certificate of Incorporation, as filed on February 4, 2005, incorporated by reference to Exhibit (3)(i)(e) to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2004 (File No. 001-09318)
3(ii)	Registrant's Amended and Restated Bylaws (as adopted and effective March 14, 2012), incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K filed with the SEC on March 14, 2012 (File No. 001-09318)
4.1	Indenture between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to Chemical Bank), as trustee, dated as of May 19, 1994, incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-3 filed with the SEC on April 14, 1994 (File No. 033-53147)
4.2	Form of First Supplemental Indenture, dated October 9, 1996, between the Registrant and The Bank of New York Mellon Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee, incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-3 filed with the SEC on October 4, 1996 (File No. 333-12101)
4.3	Form of Second Supplemental Indenture, dated May 20, 2010, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed with the SEC on May 20, 2010 (File No. 001-09318)
4.4	Form of Third Supplemental Indenture, dated September 24, 2012, between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K filed with the SEC on September 24, 2012 (File No. 001-09318)
10.1	Representative Form of Investment Management Agreement between Franklin Advisers, Inc. and certain funds, incorporated by reference to Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (File No. 001-09318) (the "2009 Annual Report")
10.2	Representative Form of Subadvisory Agreement between Franklin Advisers, Inc. and Templeton Investment Counsel, LLC, incorporated by reference to Exhibit 10.2 to the 2009 Annual Report
10.3	Representative Form of Distribution Agreement between Franklin/Templeton Distributors, Inc. and certain funds, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2010 (File No. 001-09318)
10.4	Representative 12b-1 Form of Amended and Restated Class A Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2009 (File No. 001-09318) (the "March 2009 Quarterly Report")
10.5	Representative 12b-1 Form of Amended and Restated Class B Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.5 to the 2009 Annual Report
10.6	Representative 12b-1 Form of Amended and Restated Class C Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.6 to the 2009 Annual Report
10.7	Representative 12b-1 Form of Amended and Restated Class R Distribution Plan between Franklin/Templeton Distributors, Inc. and certain Franklin, Templeton and Mutual Series retail funds, incorporated by reference to Exhibit 10.7 to the 2009 Annual Report

Exhibit No.	Description
10.8	Representative 12b-1 Form of Amended and Restated Class 2, 3 and 4 Distribution Plan between Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc., incorporated by reference to Exhibit 10.8 to the 2009 Annual Report
10.9	Representative Form of Amended and Restated Transfer Agent and Shareholder Services Agreement between Franklin Templeton Investor Services, LLC and certain funds (filed herewith)
10.10	Representative Form of Fund Administration Agreement between Franklin Templeton Services, LLC and certain funds, incorporated by reference to Exhibit 10.10 to the 2009 Annual Report
10.11	Representative Form of Multiple Class Plan on behalf of certain funds, incorporated by reference to Exhibit 10.11 to the 2009 Annual Report
10.12	Representative Form of Investment Management Agreement for Separate Account Clients (filed herewith)
10.13	Representative Form of Investment Management with Custody Agreement for High Net-Worth Clients (filed herewith)
10.14	Representative Form of Custody-Only Agreement for High Net-Worth Clients, incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (File No. 001-09318) (the "2011 Annual Report")
10.15	Representative Form of Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc. and certain other parties (filed herewith)
10.16	Representative Form of Participation Agreement Addendum between Franklin Templeton Variable Insurance Products Trust and certain other parties (filed herewith)
10.17	Representative Form of Form of Fund of Funds Subscription Agreement between Franklin Templeton Variable Insurance Products Trust and certain funds, incorporated by reference to Exhibit 10.17 to the 2009 Annual Report
10.18	Representative Form of Administrative Services Agreement between Franklin Templeton Services, LLC and certain insurance companies, incorporated by reference to Exhibit 10.18 to the 2009 Annual Report
10.19	Representative Form of Stock Option Agreement and Notice of Stock Option Grant under the Registrant's 2002 Universal Stock Incentive Plan, incorporated by reference to Exhibit 10.75 to the Registrant's Current Report on Form 8-K filed with the SEC on November 12, 2004 (File No. 001-09318)*
10.20	Representative Form of Notice of Restricted Stock Award and Restricted Stock Award Agreement (RSA) under the Registrant's 2002 Universal Stock Incentive Plan for certain executive officers of the Registrant (filed herewith)*
10.21	Representative Form of Notice of Restricted Stock Unit Award and Restricted Stock Unit Award Agreement (RSU) under the Registrant's 2002 Universal Stock Incentive Plan for long-term performance awards for certain executive officers of the Registrant (filed herewith)*
10.22	Representative Form of Amended and Restated Indemnification Agreement, incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006 (File No. 001-09318)*
10.23	2006 Directors Deferred Compensation Plan, as amended and restated effective December 12, 2008, incorporated by reference to Exhibit 10.4 to the March 2009 Quarterly Report*
10.24	1998 Employee Stock Investment Plan (as amended and restated February 1, 2012), incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2011 (File No. 001-09318)*
10.25	2002 Universal Stock Incentive Plan (as amended and restated effective October 22, 2012) (filed herewith)*
10.26	Amended and Restated Annual Incentive Compensation Plan (as amended and restated effective October 22, 2012) (filed herewith)*
10.27	2004 Key Executive Incentive Compensation Plan (as amended and restated effective October 15, 2007), incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 5, 2008 (File No. 001-09318)*
10.28	Independent Director Compensation as of September 30, 2011, incorporated by reference to Exhibit 10.28 to the 2011 Annual Report*

Exhibit No.	Description
10.29	Named Executive Officer Compensation as of January 1, 2010, incorporated by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2010 (File No. 001-09318)*
12	Computation of Ratios of Earnings to Fixed Charges (filed herewith)
21	List of Subsidiaries (filed herewith)
23	Consent of Independent Registered Public Accounting Firm (filed herewith)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
101	The following materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2012, formatted in Extensible Business Reporting Language (XBRL), include: (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Stockholders' Equity, Redeemable Noncontrolling Interests and Comprehensive Income, (iv) the Consolidated Statements of Cash Flows, and (v) related notes

* Management/Employment Contract or Compensatory Plan or Arrangement

EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions)

for the fiscal years ended September 30,	2012	2011	2010	2009	2008
Income before taxes excluding equity in income of investees, noncontrolling interests of consolidated subsidiaries and capitalized interest	$ 2,609.6	$ 2,625.3	$ 2,050.2	$ 1,270.8	$ 2,219.6
Additions:					
Dividends received from equity method investees	7.9	20.0	18.1	7.2	10.9
Interest on uncertain tax positions included in income before taxes	(0.3)	3.2	5.1	3.5	4.3
Fixed charges					
Interest expense - excluding interest on deposits	45.4	53.7	18.4	6.4	30.0
Interest expense - deposits	2.9	4.1	4.7	6.1	8.9
Interest on uncertain tax positions not related to third party	0.3	(3.2)	(5.1)	(3.5)	(4.3)
Interest factor on rent[1]	19.5	20.7	22.2	19.6	19.2
Total fixed charges	68.1	75.3	40.2	28.6	53.8
Adjusted earnings	$ 2,685.3	$ 2,723.8	$ 2,113.6	$ 1,310.1	$ 2,288.6
Ratio of adjusted earnings to fixed charges including interest on deposits	39.4	36.2	52.6	45.8	42.5
Ratio of adjusted earnings to fixed charges excluding interest on deposits	41.1	38.2	59.4	58.0	50.8

[1] Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

EXHIBIT 21

FRANKLIN RESOURCES, INC.
LIST OF SUBSIDIARIES
(as of October 16, 2012)

Name	State or Nation of Incorporation or Organization
Balanced Equity Management Pty. Limited	Australia
C&EE General Partner Limited	Delaware
C&EE Private Equity Partners, L.P.	Delaware
Darby Administração de Investimentos Ltda	Brazil
Darby Asia Founder Partner, L.P.	Cayman Islands
Darby Asia Investors (HK), Ltd.	Hong Kong
Darby Asia Investors (India) Private Limited	India
Darby Asia Investors, Ltd.	British Virgin Islands
Darby Asia Mezzanine Fund II Management Co., Ltd.	Cayman Islands
Darby Asia Opportunities Fund III GP, L.P.	Cayman Islands
Darby Asia Opportunities Fund III Management Co, Ltd.	Cayman Islands
Darby Brazil Mezzanine Management LLC	Delaware
Darby CEE Founder Partner II, LLC	Delaware
Darby Colpatria Capital SAS	Colombia
Darby Converging Europe Founder Partner, L.P.	Delaware
Darby Converging Europe Fund III Management	Luxembourg
Darby Emerging Markets Investments, Ltd.	Delaware
Darby Europe Mezzanine Management	Cayman Islands
Darby Holdings, Inc.	Delaware
Darby Latin American Investors, Ltd.	Cayman Islands
Darby Latin American Mezzanine Investments	Cayman Islands
Darby Latin American Mezzanine Management II, LLC	Delaware
Darby Mexico Private Equity, S.A.P.I. de C.V.	Mexico
Darby Overseas Investments, Ltd.	Delaware
Darby Overseas Partners, L.P.	Delaware
Darby Private Equity Brasil Administração de Investimentos Ltda	Brazil
Darby Private Equity Korea Ltd.	Korea
Darby - Hana Infrastructure Fund Management Co., Ltd.	Korea
Darby-ProBanco Investors, LLC	Delaware
DCEF Founder Partner III, L.P.	Scotland
DLAMF II Special Company, LLC	Delaware
FCC Receivables Corp.	Delaware
Fiduciary International Holding, Inc.	New York
Fiduciary International Ireland Limited	Ireland
Fiduciary International, Inc.	New York
Fiduciary Investment Corporation	New York
Fiduciary Investment Management International, Inc.	Delaware
Fiduciary Trust (International) S.A.	Switzerland
Fiduciary Trust Company International	New York
Fiduciary Trust Company of Canada	Canada

Name	State or Nation of Incorporation or Organization
Fiduciary Trust International Limited	England
Fiduciary Trust International of California	California
Fiduciary Trust International of Delaware	Delaware
Fiduciary Trust International of the South	Florida
Franklin Advisers, Inc.	California
Franklin Advisers GP, LLC	Delaware
Franklin Advisory Services, LLC	Delaware
Franklin Capital Corporation	Utah
Franklin Investment Advisory Services, LLC	Delaware
Franklin Mutual Advisers, LLC	Delaware
Franklin Receivables LLC	Delaware
Franklin SPE, LLC	Delaware
Franklin Templeton Asia Holdings Private Ltd.	Singapore
Franklin Templeton Asset Management (India) Private Limited	India
Franklin Templeton Asset Management (Malaysia) Sdn. Bhd	Malaysia
Franklin Templeton Asset Management Mexico, S.A. de C.V.	Mexico
Franklin Templeton Austria GmbH	Austria
Franklin Templeton Bank & Trust, F.S.B.	Utah
Franklin Templeton Capital Holdings Private Limited	Singapore
Franklin Templeton Companies, LLC	Delaware
Franklin Templeton Darby Equity Investment Management (Shanghai) Co., Ltd.	China
Franklin Templeton Financial Services Corp.	New York
Franklin Templeton France S.A.	France
Franklin Templeton Fund Management Limited	United Kingdom
Franklin Templeton Global Investors Limited	United Kingdom
Franklin Templeton GSC Asset Management Sdn. Bhd.	Malaysia
Franklin Templeton Holding Limited	Mauritius
Franklin Templeton Institutional, LLC	Delaware
Franklin Templeton Institutional GP, LLC	Delaware
Franklin Templeton International Services (India) Private Limited	India
Franklin Templeton International Services S.A.	Luxembourg
Franklin Templeton Investímentos (Brasil) Ltda.	Brazil
Franklin Templeton Investment Management GmbH	Germany
Franklin Templeton Investment Management Limited	United Kingdom
Franklin Templeton Investment Services GmbH	Germany
Franklin Templeton Investment Services Mexico S. de R.L.	Mexico
Franklin Templeton Investment Trust Management Co., Ltd.	Korea
Franklin Templeton Investments (Asia) Limited	Hong Kong
Franklin Templeton Investments Australia Limited	Australia
Franklin Templeton Investments Corp.	Canada
Franklin Templeton Investments Japan Limited	Japan
Franklin Templeton Investments (ME) Limited	Dubai, U.A.E.
Franklin Templeton Investments Poland sp z o.o.	Poland
Franklin Templeton Investor Services, LLC	Delaware

Name	State or Nation of Incorporation or Organization
Franklin Templeton Italia SIM S.p.A..	Italy
Franklin Templeton Luxembourg Holding S.A.	Luxembourg
Franklin Templeton Magyarorszag Kft.	Hungary
Franklin Templeton Management Luxembourg SA	Luxembourg
Franklin Templeton Portfolio Advisors, Inc..	California
Franklin Templeton Real Estate Advisors GP, LLC	Delaware
Franklin Templeton Services Limited	Ireland
Franklin Templeton Services, LLC	Delaware
Franklin Templeton Slovakia, s.r.o..	Slovakia
Franklin Templeton Strategic Investments Ltd.	Cayman Islands
Franklin Templeton Switzerland Ltd.	Switzerland
Franklin Templeton Trustee Services Private Limited	India
Franklin Templeton Uruguay S.A.	Uruguay
Franklin/Templeton Distributors, Inc..	New York
Franklin/Templeton Travel, Inc.	California
F S Capital Group	California
F S Properties, Inc.	California
FT Opportunistic Distressed Fund Ltd.	Cayman Islands
FTC Investor Services Inc.	Canada
FTCI (Cayman) Ltd.	Cayman Islands
ITI Capital Markets Limited	India
LSIMC, LLC	Delaware
Riva Financial Systems Limited	Isle of Man
Templeton Asset Management (Labuan) Limited.	Malaysia
Templeton Asset Management Ltd..	Singapore
Templeton Asset Management Limited Mexico, S. de R.L. de C.V..	Mexico
Templeton Asset Management Poland Spolka Akcyjna	Poland
Templeton China Research Limited	Hong Kong
Templeton do Brasil Ltda..	Brazil
Templeton Franklin Global Distributors, Ltd..	Bermuda
Templeton Global Advisors Limited.	The Bahamas
Templeton Global Holdings Ltd..	The Bahamas
Templeton International, Inc..	Delaware
Templeton Investment Counsel, LLC	Delaware
Templeton Restructured Investments, L.L.C.	Delaware
Templeton Restructured Investments, Ltd.	Cayman Islands
Templeton Restructured Investments III, Ltd..	Cayman Islands
Templeton Worldwide, Inc..	Delaware
Templeton/Franklin Investment Services, Inc.	Delaware
TSEMF III (Jersey) Limited	Jersey (Channel Islands)
TSEMF IV (Jersey) Limited	Jersey (Channel Islands)

* All subsidiaries currently do business principally under their respective corporate names except as follows: Franklin Templeton Portfolio Advisors, Inc. operates through its Franklin Portfolio Advisors and Templeton Portfolio Advisors divisions; and some Templeton subsidiaries also occasionally use the name Templeton Worldwide.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-3 (333-183969) and the Registration Statements on Form S-8 (Nos. 333-143402; 333-128691; 333-103869; 333-100801; 333-57682; 333-89517; 333-83377; 333-70035; 333-48171; and 333-173905) of Franklin Resources, Inc. of our report dated November 14, 2012 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
November 14, 2012

EXHIBIT 31.1

CERTIFICATION

I, Gregory E. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2012

/s/ GREGORY E. JOHNSON

Gregory E. Johnson
President and Chief Executive Officer

CERTIFICATION

I, Kenneth A. Lewis, certify that:

1. I have reviewed this annual report on Form 10-K of Franklin Resources, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2012

/s/ KENNETH A. LEWIS

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)

I, Gregory E. Johnson, President and Chief Executive Officer of Franklin Resources, Inc. (the "Company"), certify, as of the date hereof and solely for purposes of and pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Dated: November 14, 2012

/s/ GREGORY E. JOHNSON

Gregory E. Johnson
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 (FURNISHED HEREWITH)

I, Kenneth A. Lewis, Executive Vice President and Chief Financial Officer of Franklin Resources, Inc. (the "Company"), certify, as of the date hereof and solely for purposes of and pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Annual Report on Form 10-K of the Company for the fiscal year ended September 30, 2012 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

This Certification has not been, and shall not be deemed, "filed" with the Securities and Exchange Commission.

Dated: November 14, 2012

/s/ KENNETH A. LEWIS

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer

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FRANKLIN RESOURCES, INC.

FRANKLIN RESOURCES, INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DEAR STOCKHOLDER:

The Board of Directors of Franklin Resources, Inc. (the "Company") invites you to attend the 2013 annual meeting of stockholders (the "Annual Meeting") to be held on Wednesday, March 13, 2013 at 10:00 a.m., Pacific Time, in the H. L. Jamieson Auditorium, at One Franklin Parkway, Building 920, San Mateo, California for the following purposes:

1. To elect the 11 nominees for director named herein to the Board of Directors to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2013.
3. To consider and vote on a stockholder proposal, if properly presented at the Annual Meeting.
4. To transact such other business that may properly be raised at the Annual Meeting or any adjournments or postponements of the Annual Meeting.

We are primarily furnishing proxy materials to our stockholders on the Internet rather than mailing paper copies of the materials to each stockholder. As a result, some of you will receive a Notice of Internet Availability of Proxy Materials and others will receive paper copies of the Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Proxy Statement and the Annual Report over the Internet, instructions on how to vote your shares, as well as instructions on how to request a paper copy of our proxy materials, if you so desire. Electronic delivery is designed to expedite the receipt of materials, significantly lower costs and help to conserve natural resources.

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the Proxy Statement, the proxy card, the Annual Report, and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at *www.proxyvote.com.*

The Company's Board of Directors has fixed the close of business on January 16, 2013 as the record date for the determination of stockholders entitled to receive notice of, and to vote on, all matters presented at the Annual Meeting or any adjournments thereof. Your vote is very important. Even if you think that you will attend the Annual Meeting, we ask you to please cast your vote. You may vote your shares via the Internet, by telephone, by mail or in person at the Annual Meeting.

Attendance at the Annual Meeting will be limited to stockholders as of the record date. Each stockholder will need to provide an admission ticket or proof of ownership of the Company's stock and valid picture identification for admission to the meeting. Admission procedures are described further on page 3 of the Proxy Statement.

By order of the Board of Directors,

MARIA GRAY
SECRETARY

JANUARY 24, 2013
SAN MATEO, CALIFORNIA

Your vote is important.
Please vote via the Internet, by telephone, by mail or in person at the Annual Meeting.

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FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, California 94403-1906

PROXY STATEMENT
January 24, 2013

This Proxy Statement and the accompanying Notice of Annual Meeting of Stockholders are furnished in connection with the solicitation by the Board of Directors of Franklin Resources, Inc., a Delaware corporation (the "Company"), of the accompanying proxy to be voted at the 2013 annual meeting of stockholders (the "Annual Meeting"), which will be held on Wednesday, March 13, 2013, at 10:00 a.m., Pacific Time, in the H. L. Jamieson Auditorium, One Franklin Parkway, Building 920, San Mateo, California, 94403-1906, the Company's principal executive offices. We expect that this Proxy Statement and the enclosed proxy will be mailed and/or made available to each stockholder entitled to vote on or about January 24, 2013.

All materials filed by the Company with the Securities and Exchange Commission (the "SEC") can be obtained at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 or through the SEC's website at *www.sec.gov*. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

Under the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Annual Meeting and help to conserve natural resources. On or about January 24, 2013, we mailed to each of our stockholders (other than those who previously requested electronic or paper delivery, participants in the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan") and holders of shares in excess of certain thresholds), a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at *www.proxyvote.com*. If you received paper copies of our proxy materials and wish to receive them by electronic delivery in the future please request electronic delivery on *www.proxyvote.com*.

VOTING INFORMATION

WHO CAN VOTE?

Holders of the Company's common stock, par value $0.10 per share (the "common stock"), at the close of business on January 16, 2013 (the "Record Date") are entitled to one vote for each share owned on that date on each matter presented at the Annual Meeting. As of December 31, 2012, the Company had 212,607,328 shares of common stock outstanding. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice of Internet Availability of this Proxy Statement has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting by telephone or on the Internet.

WHAT MATTERS ARE TO BE CONSIDERED AT THE MEETING?

At the Annual Meeting, stockholders will be asked to consider and vote upon the: (1) election of 11 directors to the Company's Board of Directors (the "Board of Directors" or "Board") to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal; (Proposal No. 1); (2) ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2013 ("fiscal year 2013") (Proposal No. 2); and (3) a stockholder proposal entitled, "Genocide-free Investing Proposal" (Proposal No. 3).

The Board of Directors does not know of any other matter to be brought before the Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

HOW MANY VOTES ARE NEEDED TO HOLD THE MEETING?

In order to take any action at the Annual Meeting, a majority of the Company's outstanding shares as of the Record Date must be present in person or by proxy and entitled to vote at the meeting. This is called a quorum.

WHO COUNTS THE VOTES?

The voting results will be tallied by Broadridge Financial Solutions, Inc. and the Inspector of Elections, and reported on a Current Report on Form 8-K filed with the SEC within four business days following the meeting.

WHAT IS A PROXY?

A "proxy" allows someone else (the "proxy holder") to vote your shares on your behalf. The Board of Directors is asking you to allow any of the persons named on the proxy card (Charles B. Johnson, Chairman of the Board; Gregory E. Johnson, President and Chief Executive Officer; and Maria Gray, Vice President and Secretary) to vote your shares at the Annual Meeting.

HOW DO I VOTE?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record. You may also vote by telephone, using the Internet or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options. Except for certain stockholders described below, the deadline for voting by telephone or by using the Internet is 11:59 p.m., Eastern Time ("ET"), on Tuesday, March 12, 2013.

The persons named as your proxy holders on the proxy card will vote the shares represented by your proxy in accordance with the specifications you make. For stockholders of record that return their proxy card but do not provide instructions on how to vote, the persons named as your proxy holders on the proxy card will vote the shares represented by the proxy FOR all nominees to the Board of Directors (Proposal No. 1); FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (the "independent auditors") for fiscal year 2013 (Proposal No. 2); and AGAINST the stockholder proposal entitled, "Genocide-free Investing Proposal" (Proposal No. 3). For beneficial holders that return their voting instructions but do not provide instructions on how to vote, your bank, broker or other holder of record will only have the discretion to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal 2013 (Proposal No. 2). Additionally, unless you specify otherwise on your proxy card, if any other matters come before the Annual Meeting to be voted on, the persons named as your proxy holders on the proxy card will vote, act and consent on those matters in their discretion.

For participants in the Franklin Templeton 401(k) Retirement Plan, your shares will be voted as you specify on your proxy card. If you do not vote, your shares will be voted by the independent fiduciary for and against the proposals in the same proportion as shares for which directions are received by the independent fiduciary, unless the independent fiduciary decides that the law requires that the independent fiduciary vote them differently. (This also means that the way you vote will also affect how the independent fiduciary will vote the shares of participants who do not vote.) If you wish to abstain from voting on any matter, you must indicate this on your proxy card. You cannot vote your 401(k) Plan shares in person at the meeting. To allow sufficient time for your shares to be voted as you instruct, the trustee must receive your vote by no later than 2:00 p.m. ET on Friday, March 8, 2013.

For participants in the Franklin Resources, Inc. amended and restated 1998 Employee Stock Investment Plan (the "ESIP"), who have shares in accounts established at Computershare, your shares will be voted by Computershare as you specify on your proxy card. If you do not designate how your shares should be voted, Computershare will only have the discretion to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2013 (Proposal No. 2). You cannot vote your ESIP shares in person at the meeting. To allow sufficient time for voting, Computershare must receive your vote by no later than 2:00 p.m. ET on Friday, March 8, 2013.

CAN I CHANGE OR REVOKE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. Whether your vote is submitted via the mail, the Internet or by telephone, you may change or revoke your proxy at any time before it is voted. A proxy, including an Internet or telephone vote, may be changed or revoked by submitting another proxy with a later date at any time prior to the beginning of the Annual Meeting. You may also revoke your proxy by attending the Annual Meeting and voting in person. Participants in the 401(k) Plan and those holding shares purchased through the ESIP, which are held in accounts with Computershare, may revoke their proxy by no later than 2:00 p.m. ET on Friday, March 8, 2013.

CAN I VOTE IN PERSON AT THE ANNUAL MEETING INSTEAD OF VOTING BY PROXY?

Yes. Please see requirements for attending the Annual Meeting below. However, we encourage you to complete and return the enclosed proxy card to ensure that your shares are represented and voted. Beneficial owners must obtain a "legal proxy" from your bank, broker or other holder of record that holds your shares in order to vote your shares at the meeting. Participants in the 401(k) Plan and those holding shares purchased through the ESIP, which are held in accounts with Computershare must vote by no later than 2:00 p.m. ET on Friday, March 8, 2013 and may not vote at the Annual Meeting.

WHO MAY ATTEND THE ANNUAL MEETING?

Attendance at the Annual Meeting is limited to stockholders as of the record date. You will need to provide proof of ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a bank, broker or other holder of record you must present proof, such as a bank or brokerage account statement, of your ownership of common stock as of January 16, 2013, to be admitted to the Annual Meeting. For holders of record, please bring either the admission ticket attached to your proxy card or your Notice of Internet Availability of Proxy Materials. At the Annual Meeting, representatives of the Company will confirm your stockholder status. Stockholders must also present a form of photo identification such as a driver's license or passport to be admitted to the Annual Meeting. No cameras, recording equipment, electronic devices, bags, briefcases, packages or similar items will be permitted at the Annual Meeting.

HOW ARE VOTES COUNTED?

To be counted as "represented", a proxy card must have been returned for those shares, the stockholder must have voted the shares by telephone or over the Internet, or the stockholder must be present at the meeting. Votes will be tabulated by Broadridge Financial Solutions, Inc. and the Inspector of Elections appointed for the meeting. Affirmative and negative votes, abstentions and broker non-votes will be separately tabulated.

WHAT IS A BROKER NON-VOTE?

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange ("NYSE") rules, the ratification of the selection of an independent registered public accounting firm (Proposal No. 2), is considered a "routine" matter, and brokers generally may vote on behalf of beneficial owners who have not furnished voting instructions, subject to the rules of the NYSE concerning transmission of proxy materials to beneficial owners, and subject to any proxy voting policies and procedures of those brokerage firms. Brokers may not vote on the election of directors or the stockholder proposal, which are considered "non-routine" proposals, unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report such number of shares as "non-votes".

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

- The election of directors (Proposal No. 1) requires that a director receive a majority of the votes cast with respect to that director at the Annual Meeting. This means that the number of shares of stock voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. Abstentions and broker non-votes will not have any effect on the election of directors.
- The affirmative vote of the holders of shares of common stock, having a majority of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter, are necessary to ratify the appointment of PricewaterhouseCoopers LLP (Proposal No. 2). Abstentions will have the same effect as a vote against this proposal.
- The affirmative vote of the holders of shares of common stock, having a majority of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter, are necessary to approve the stockholder proposal entitled, "Genocide-free Investing Proposal" (Proposal No. 3). Abstentions will have the same effect as a vote against this proposal.

Shares that are voted in person or by proxy are treated as being present at the meeting for purposes of establishing a quorum, and will be included in determining the number of shares represented and voted at the Annual Meeting with respect to such matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

WHO PAYS FOR THIS PROXY SOLICITATION?

Your proxy is being solicited by the Board on behalf of the Company. The Company pays the cost of soliciting your proxy and reimburses brokerage costs and other fees for forwarding proxy materials to you.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

GENERAL

The Corporate Governance Committee of the Board recommended and nominated, and the Board approved, the nominees named below for election as members of the Board. With the exception of Peter K. Barker who was recommended to the Board by the Corporate Governance Committee and who is standing for election for the first time, each director nominee was elected by the Company's stockholders at the Company's last annual meeting of stockholders and, accordingly, is standing for re-election. Mr. Barker was recommended to the Corporation Governance Committee by several of the Company's independent and employee directors. One current director, Joseph R. Hardiman who has been a member of the Board since 2005, will not be standing for re-election at the meeting, since under our Corporate Governance Guidelines he is not eligible to be recommended for nomination as a director due to his age. Peter K. Barker, a first-time director nominee, is expected to retire from JPMorgan Chase & Co. ("JPMorgan") on or before January 31, 2013. If Mr. Barker's association with JPMorgan has not been severed by the time of the Annual Meeting, his nomination for election as a director will be withdrawn.

The Corporate Governance Committee and the Board believe that the nominees have the requisite experience, qualifications, attributes and skills to provide the Company with effective oversight of a global investment management organization. The Corporate Governance Committee and the Board believe that there are general requirements and skills that are required of each director and other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board believes that, consistent with these requirements, each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interest of the Company and its stockholders and a dedication to enhancing stockholder value. The Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The Corporate Governance Committee's Policy Regarding Nominations and Qualifications of Directors described below outlines the qualities that the Corporate Governance Committee and the Board seek in director nominees.

If elected, each nominee will serve until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

In accordance with the Company's Director Independence Standards, described more fully below, and the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following director nominees are independent and do not have a material relationship with the Company: Samuel H. Armacost; Peter K. Barker; Charles Crocker; Mark C. Pigott; Chutta Ratnathicam; Laura Stein; Anne M. Tatlock; and Geoffrey Y. Yang. In addition, Joseph R. Hardiman, who will continue to be a member of the Board until his expected retirement at the Annual Meeting, is an independent director. With respect to first-time nominee Peter K. Barker, whose nomination is contingent on the severance of his employment relationship with JP Morgan, in determining his independence the Board considered his status as an employee of JPMorgan and payments made by the Company and its affiliates to JPMorgan in the fiscal year ended September 30, 2012 ("fiscal year 2012") for brokerage services, custody fees, the registration of one of our subsidiaries with the India securities authority, charges related to the Franklin Templeton funds' global line of credit, and the issuance of debt securities of the Company. Also with respect to Mr. Barker, the Corporate Governance Committee considered payments for legal and filing fees related to visas and work permits during fiscal year 2012 to Fragomen, Del Ray, Bersen and Loewy, LLP, ("Fragomen"), a global immigration law firm, at which Mr. Barker's brother is a partner. The Company's use of Fragomen's services is managed through the human resources group which handles visa and work permit matters for our employees. The Company has used the services of Fragomen since 2008 and Mr. Barker's brother does not personally provide services to the Company. Mr. Barker does not have a direct or indirect material interest in any of these transactions.

MAJORITY VOTING FOR DIRECTORS

The Company's Amended and Restated Bylaws provide for majority voting in the election of directors. This means that, in uncontested elections, directors are elected by a majority of the votes cast. Consequently, the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), the standard for election of directors will be a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Pursuant to the Company's Corporate Governance Guidelines, the Corporate Governance Committee has established procedures for director resignation in situations where a director fails to receive a majority of votes cast in his or her election. The Company's Corporate Governance Guidelines provide that, in the event a director fails to be elected, the Corporate Governance Committee will then make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance Committee's recommendation within 90 days following certification of the election results. In determining whether or not to recommend that the Board accept any resignation offer, the Corporate Governance Committee may consider all factors believed relevant by such committee's members. Unless applicable to all directors, the director whose resignation is under consideration is expected to recuse himself or herself from the Board vote. The Board will promptly disclose its decision regarding the director's resignation offer (including the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K filed with the SEC. If the Board accepts a director's resignation pursuant to this process, the Corporate Governance Committee will recommend to the Board whether to fill the vacancy created or reduce the size of the Board.

RECOMMENDATION OF THE BOARD

The Board recommends a vote **"FOR"** the election to the Board of each of the nominees listed below. The voting requirements for this proposal are described in the "Voting Information" section above.

NOMINEES

Listed below are the names, ages as of December 31, 2012, and principal occupations and membership on public boards for the past five years of each director and nominee. In addition, we have also provided information concerning the particular experience, qualification, attributes and/or skills that the Corporate Governance Committee and the Board considered as relevant to each director and nominee that led to the conclusion that he or she should serve as a director.



Samuel H. Armacost
Age 73
Director Since 2004

Chairman Emeritus and Director of the Board of SRI International (formerly Stanford Research Institute), an independent nonprofit technology research and development organization since March, 2010. A member of SRI International's Board of Directors since 1981, Chairman of the Board from 1998 until March, 2010. Managing Director, Weiss, Peck & Greer LLC, an investment management and venture capital firm, from 1990 until 1998 and Merrill Lynch Capital Markets from 1987 until 1990. President, Director and Chief Executive Officer, BankAmerica Corporation from 1981 until 1986. Previously director of Chevron Corporation and Del Monte Foods Company. Director, Exponent, Inc. and Callaway Golf Company.

Key Attributes, Experience and Skills:

Mr. Armacost has long-term experience and wide-ranging expertise in the Company's business. Having held various positions for over 22 years with Bank of America and BankAmerica Corporation, including Chief Financial Officer and President and Chief Executive Officer, Mr. Armacost brings strong leadership skills and a valuable perspective on financial, operational and strategic matters to the Board. As a Partner and Managing Director for eight years of Weiss, Peck & Greer LLC, Mr. Armacost was closely involved in the management, sales, and marketing of institutional asset management accounts and various mutual funds. Through his Bank of America service and his participation on the boards of a number of multinational public companies including Chevron Corporation and Del Monte Foods Company, Mr. Armacost brings a deep understanding of issues associated with our operations in multiple jurisdictions.



Peter K. Barker
Age 64
Nominee

California Chairman of JPMorgan Chase & Co., a global financial services firm, since 2009. Mr. Barker has announced his intention to retire from JPMorgan on or before January 31, 2013. His nomination is subject to his no longer being employed by JPMorgan by the time of the Annual Meeting. From 1971 until his retirement in 2003 affiliated with Goldman Sachs & Co., serving as a general partner from 1982 to 1998. Director, Avery Dennison Corp and Fluor Corp.

Key Attributes, Experience and Skills:

Mr. Barker's significant financial expertise would provide the Board with valuable perspectives on international financial, investment management and banking matters. During his 40 plus years of experience with Goldman, Sachs & Co., and JP Morgan Chase & Co., during which he has served in numerous leadership roles, including as head of Goldman Sach's investment banking activities on the West Coast, he developed a deep understanding of capital structure, strategic planning, mergers and acquisitions and wide-ranging management expertise. Mr. Barker's current and prior service on the boards of several private and public companies as well as with non-profit organizations including the W.M. Keck Foundation and Claremont McKenna College would provide our Board with the benefit of his perspectives on business, corporate governance and citizenship.



Charles Crocker
Age 73
Director Since 2003

Chairman and Chief Executive Officer of Crocker Capital; a private venture capital firm, formerly Chairman, Chief Executive Officer and a director from October 1997 to March 2006 of BEI Technologies, Inc., a manufacturer of electronic sensors and motion control products and a subsidiary of Schneider Electric SA; President of BEI Technologies, Inc., a diversified technology company, from October 1997 to May 2000. Previously director of Conmed Healthcare Management. Director, Teledyne Technologies Incorporated and ImageWare Systems, Inc.

Key Attributes, Experience and Skills:

Mr. Crocker's experience as Chairman and Chief Executive Officer of Crocker Capital provides valuable financial and management expertise as well as knowledge of the capital markets to the Board. As an entrepreneur, Mr. Crocker founded and built two companies, enabling him to provide strategic direction and growth expertise to the Company. Through his service in leadership roles in major not-for-profit institutions, he provides valuable business, leadership and client service perspectives to the Board. Mr. Crocker has a deep understanding of compensation and finance matters gained through his current and prior service on the audit and compensation committees of public and private companies, including ours.



Charles B. Johnson
Age 79
Director Since 1969

Chairman of the Board of the Company since December 1999; formerly, Chief Executive Officer of the Company; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of various investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:

Mr. C. B. Johnson is widely regarded as a distinguished leader in the asset management industry. He has been with the Company for over 50 years, having grown the Company from one with assets under management ("AUM") of $2.5 million to one with AUM of over $781 billion at the end of December 2012. As Chairman of the Board and a former Chief Executive Officer of the Company and an officer, director or trustee of various subsidiaries and Franklin Templeton mutual funds, Mr. Johnson brings to the Board an incomparable knowledge of and experience with the Company and its business as well as valuable leadership and management experience. Under his stewardship, the Company acquired the Mutual Series and Templeton organizations, strategic decisions that have been critical components of the Company's growth and entry into international markets. In his role as Chairman of the Board for more than a decade, he has guided the Board in performing its oversight functions and has provided a critical link between management and the Board. In addition, through his prior service as the Chairman of the National Association of Securities Dealers (the NASD, currently known as FINRA), various committees and the board of the NASD, and on the Board of Governors of the Investment Company Institute, Mr. Johnson brings significant insights on the regulatory and policy issues that companies in our industry face. Mr. Johnson is a member of the Board of Overseers of the Hoover Institution and several civic and cultural institutions. Having Mr. C. B. Johnson as Chairman of the Board provides our Company with ethical, decisive and effective leadership.



Gregory E. Johnson
Age 51
Director Since 2007

President of the Company since December 1999 and Chief Executive Officer of the Company since January 2004; officer and/or director of certain subsidiaries of the Company.

Key Attributes, Experience and Skills:

Mr. G. Johnson brings leadership and extensive business and operating experience, as well as significant knowledge of our Company and the global fund management industry, to the Board. Mr. G. Johnson is a certified public accountant and prior to joining the Company, was a senior accountant with Coopers & Lybrand. Over his 26-year tenure with the Company, Mr. G. Johnson has held officer and director positions with various subsidiaries of the Company, hands-on experience that provides him with in-depth knowledge of the Company's operations. Mr. G. Johnson's presence on the Board provides a crucial link between the Board and management and also provides the Board with management's current perspectives on the Company's business and strategic vision for the Company. Mr. G. Johnson's service on various boards of industry organizations, including the Investment Company Institute's Board of Governors, also provides the Board with the benefit of additional perspectives on industry developments, including regulatory and policy issues. He is currently serving as the Chairman of the Investment Company Institute.



Rupert H. Johnson, Jr.
Age 72
Director Since 1969

Vice Chairman of the Company since December 1999; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of various investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:

Mr. R. Johnson's service as Vice Chairman of the Company and as an officer, director or trustee of various subsidiaries of the Company and Franklin Templeton mutual funds since its inception provide the Board with significant knowledge of and insights into the Company and the global fund management industry in which we operate. His fundamental knowledge of the Company gained over 47 years give him an important perspective on the Company and provides significant leadership, business and operational expertise to the Board. Mr. Johnson has served on various industry boards and committees addressing investment company issues including the Board of Governors of the Investment Company Institute. In his capacity with the Company, he has served as Director of Research and is a portfolio manager for one of its funds. He provides the Board with a unique perspective on critical components of the Company's business.



Mark C. Pigott
Age 58
Director since 2011

Chairman and Chief Executive Officer of PACCAR Inc, a global technology company in the capital goods and financial services industries, since January 1997. Formerly, Vice Chairman from January 1995 to December 1996, Executive Vice President from December 1993 to January 1995, Senior Vice President from January 1990 to December 1993, and Vice President from October 1988 to December 1989, of PACCAR. Director, PACCAR Inc.

Key Attributes, Experience and Skills:

Mr. Pigott's experience as Chairman and Chief Executive Officer of PACCAR Inc, a Fortune 200 company, provides the Board with valuable perspectives on financial, operational and strategic matters. Mr. Pigott has been recognized several times as one of the 10 Best CEOs by *Forbes* magazine. Under his leadership, PACCAR has generated superior long term shareholder returns and received 30 J.D. Power Customer Satisfaction Awards. He brings substantial expertise in the areas of client service and customer satisfaction. As the leader of a major global company, Mr. Pigott has a deep understanding of issues associated with operating in multiple jurisdictions. His service on several boards including the Business Council, the Royal Shakespeare Company America and the PACCAR Foundation, as well as his service on the board of PACCAR, provides our Board with the benefit of his views on business, corporate governance and citizenship, finance and compensation matters.



Chutta Ratnathicam
Age 65
Director Since 2003

Retired Senior Vice President and Chief Financial Officer of CNF Inc., a freight transportation, logistics, supply chain management and trailer manufacturing company, from 1997 to March 2005; formerly, Chief Executive Officer of the Emery Worldwide reporting segment of CNF from September 2000 to December 2001.

Key Attributes, Experience and Skills:

Mr. Ratnathicam's experience of over 27 years in various accounting, finance and executive management roles, including as the Chief Financial Officer at CNF, Inc., provides the Board with significant expertise in the areas of finance, accounting, strategic planning and auditing. Mr. Ratnathicam has held finance and other management positions internationally, and has a keen understanding of the issues facing a multinational business such as the Company. He is on the Advisory Board of the California State University East Bay School of Business and Namaste Direct, a micro finance organization, and qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.



Laura Stein
Age 51
Director Since 2005

Senior Vice President—General Counsel of The Clorox Company, a leading marketer and manufacturer of consumer products, since January 2005; formerly, Senior Vice President and General Counsel of H.J. Heinz Company, a global marketer and manufacturer of branded food products, from 2000 to 2005.

Key Attributes, Experience and Skills:

As general counsel of two multinational corporations, with responsibility for legal, compliance, corporate governance, risk management and internal audit, among other matters, Ms. Stein brings expertise in these critical areas to the Board. Ms. Stein speaks six languages and has lived in non-US jurisdictions, bringing a global perspective and experience. She has a deep understanding of financial statements, corporate finance, and accounting. In addition, Ms. Stein's leadership and service on the boards of non-profit organizations including Corporate Pro Bono, Equal Justice Works and the Leadership Council on Legal Diversity also provide the Board with the benefit of additional perspectives on diversity and corporate citizenship.



Anne M. Tatlock
Age 73
Director Since December 21, 2004; Previously, Director from 2001 to Early December 2004

Vice Chairman of the Company from March 2001 to January 2007; Chairman of the Board and Chief Executive Officer from 2000 to 2006 and a director of Fiduciary Trust Company International, a subsidiary of the Company; formerly, President of Fiduciary Trust Company International and director of other subsidiaries of the Company. Previously director of Beam Inc., Fortune Brands, Inc. and Merck & Co. Inc.

Key Attributes, Experience Skills:

As a former Vice Chairman of the Company and the former Chairman and Chief Executive Officer of Fiduciary Trust Company International, a bank subsidiary of the Company, Ms. Tatlock brings strong leadership skills and a wealth of knowledge of and experience with our Company to the Board, including valuable insights on the complex regulatory and banking issues the Company faces. She is a respected investment advisor and heads or serves on the investment committees of numerous entities, including the Andrew W. Mellon Foundation, American Ballet Theatre, the Bloomberg Family Foundation, the Howard Hughes Medical Institute, the Mayo Clinic and the National September 11 Memorial & Museum at the World Trade Center. She retired as of September 2012 as the Chairman of the Andrew W. Mellon Foundation. Ms. Tatlock provides the Board the benefit of her substantial expertise in the areas of executive compensation and corporate governance from her long tenures on the boards and various committees of Fortune Brands, Inc. and Merck & Co., Inc. as well as several non-profit organizations.



Geoffrey Y. Yang
Age 53
Director since 2011

Managing Director and Founding Partner of Redpoint Ventures, a private equity and venture capital firm, since 1999. Formerly, General Partner with Institutional Venture Partners from 1987 to 1999. Mr. Yang is a past president of the Western Association of Venture Capitalists, director of the National Venture Capital Association, chairman of the Stanford Engineering Fund, and a member of the President's Information Technology Advisory Committee. Previously director of BigBand Networks and TiVo, Inc.

Key Attributes, Experience and Skills:

Mr. Yang's experience as a Founding Partner and Managing Director of Redpoint Ventures provides the Board with valuable perspectives on financial and strategic matters as well as expertise in the capital markets. Since joining the venture capital business in 1985, Mr. Yang has helped start many media and infrastructure companies, including Ask Jeeves, Excite and MySpace. This experience provides strategic direction, growth and technology expertise to the Company. Mr. Yang's current and prior service on the boards of several private and public companies as well as with non-profit organizations including the Advisory Council for the Stanford Graduate School of Business and the U.S. Golf Association, provides our Board with the benefit of his perspectives on business, corporate governance and citizenship, and finance.

FAMILY RELATIONSHIPS

Charles B. Johnson, the Chairman of the Board and a director of the Company, and Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, are brothers. Gregory E. Johnson, the President and Chief Executive Officer and a director of the Company, is the son of Charles B. Johnson, the nephew of Rupert H. Johnson, Jr. and the brother of Jennifer M. Johnson, the Executive Vice President and Chief Operating Officer. Jennifer M. Johnson is the daughter of Charles B. Johnson, the niece of Rupert H. Johnson, Jr. and the sister of Gregory E. Johnson.

CORPORATE GOVERNANCE

The Company regularly monitors regulatory developments and reviews its policies, processes and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, as well as corporate governance-related rules adopted by the SEC and the NYSE.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines, which are posted in the corporate governance section of the Company's website at *www.franklinresources.com* (the "Company's website"). The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisors, director compensation, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Ethics and Business Conduct. The Board has adopted a Code of Ethics and Business Conduct, which is applicable to all employees, directors and officers of the Company and its subsidiaries and affiliates. The Code of Ethics and Business Conduct is posted in the corporate governance section of the Company's website. The Company also has a Compliance and Ethics Hotline, where employees can report a violation of the Code of Ethics and Business Conduct or anonymously submit a complaint concerning auditing, accounting or securities law matters. We intend to satisfy the disclosure requirement regarding any amendment to or a waiver of, a provision of the Code of Ethics and Business Conduct for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Director Independence Standards. The Board has adopted guidelines for determining whether a director is independent, which are available on the Company's website. The Board will monitor and review as necessary, but at least once annually, commercial, charitable, family and other relationships that directors have with the Company to determine whether the Company's directors are independent.

For a director to be considered independent, the Board must determine affirmatively that the director does not have material relationships with the Company either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. Such determination will be made and disclosed pursuant to applicable NYSE or other applicable rules. A material relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships. The Board has established the following guidelines to assist it in determining whether a director does not have material relationships and thereby qualifies as independent:

A. A director will not be independent if, at any time within the preceding three years (unless otherwise specified below):

1. (a) the director was employed by the Company; or

   (b) an immediate family member[1] of the director was employed by the Company as an executive officer[2] of the Company;

2. the director (or an immediate family member of the director who in the capacity of an executive officer of the Company) received direct compensation from the Company (other than for prior service as a director, or as pension or deferred compensation) of more than $120,000 in any 12-month period;

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1 An immediate family member includes a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone (other than a domestic employee) sharing the director's home.

2 An executive officer means a Section 16 reporting person under the Securities Exchange Act of 1934, as amended.

3. (a) the director or an immediate family member of the director is currently a partner of the Company's internal auditor or external independent auditor;

   (b) the director is currently employed by the Company's internal auditor or external independent auditor;

   (c) an immediate family member of the director is currently employed by the Company's internal auditor or external independent auditor and personally works on the Company's audit; or

   (d) the director or an immediate family member of the director was formerly employed by or a partner of the Company's internal auditor or external independent auditor and personally worked on the Company's audit within that time;

4. the director or an immediate family member of the director was employed by another company and an executive officer of the Company served on the compensation committee of such other company; or

5. (a) the director is an employee of a company that made payments to or received payments from the Company for property or services, in any single fiscal year, of more than the greater of $1.0 million or 2% of the other company's consolidated gross revenues;

   (b) an immediate family member of the director is an executive officer of a company that made payments to or received payments from the Company for property or services, in any single fiscal year, of more than the greater of $1.0 million or 2% of the Company's consolidated gross revenues; or

   (c) the director or an immediate family member of the director serves as an officer, director or trustee of a tax exempt organization, and the Company's contributions to the organization, in any single fiscal year, are more than the greater of $3.0 million or 5% of that organization's consolidated gross revenues.

B. The following relationships are not by themselves considered to be material and would not by themselves impair a director's independence:

   1. a director (or an immediate family member of the director) serves as an executive officer, employee, partner or significant owner (more than 10%) of a company that made payments to or received payments from the Company, in any single fiscal year, of less than the greater of $1.0 million or 2% of the consolidated gross revenues of the other entity;

   2. a director is an executive officer of another company, which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other, in any single fiscal year, is less than 2% of the total consolidated assets of the other company;

   3. a director (or an immediate family member of a director) serves as an officer, director or trustee of a tax exempt organization, and the Company's contributions to the organization, in any single fiscal year, are more than the greater of $1.0 million or 2% of that organization's consolidated gross revenues, provided that such contributions do not exceed the limits set forth in Paragraph A.5(c) above and that disclosure is made in the Company's annual proxy statement;

   4. a director serves or served as a director of a subsidiary, which is a privately held, wholly-owned, direct or indirect subsidiary of the Company;

   5. a director or an immediate family member of a director has entered into a transaction(s) with the Company or any affiliate of the Company in which the transaction(s) involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services, provided the terms of such transaction(s) are not preferential to the terms for similar transactions by the Company or affiliate of the Company in the ordinary course;

   6. a director or an immediate family member of a director maintains a banking, trading, investment management, custody or other account with an affiliate of the Company, provided the terms of such account are generally the same as or similar to accounts offered by the affiliate of the Company in the ordinary course; or

7. the Company or any affiliate of the Company extends or maintains credit, arranges for the extension of credit, or renews an extension of credit, in the form of a personal home improvement or manufactured home loan, consumer credit, any extension of credit under an open end credit plan or a charge card to a director or an immediate family member of a director, if such loan, consumer credit, extension of credit or charge card otherwise is permitted to such director or immediate family member of a director under the terms of Section 402 of the Sarbanes-Oxley Act of 2002, which was codified as Section 13(k) of the Securities Exchange Act of 1934, as amended.

C. For all relationships not specifically and clearly addressed by the guidelines above, the determination of whether or not a director has a material relationship, and therefore whether or not the director qualifies as independent or not, shall be made by the Board based on the totality of circumstances.

Policy Regarding Multiple Board Memberships. The Board has adopted, upon the recommendation of the Corporate Governance Committee, a policy regarding memberships on boards of directors or equivalent governance bodies of unaffiliated publicly traded companies or other entities. If a member of the Board also serves as the principal executive officer, such as the Chief Executive Officer or President, of a publicly traded company, it is the policy of the Board that such Board member shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on three or more boards of directors or equivalent governance bodies of unaffiliated publicly traded companies, excluding the Company's Board. If a member of the Board does not serve as a principal executive officer, such as a Chief Executive Officer or President, of a publicly traded company, it is the policy of the Board that such Board member shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on four or more boards of directors or equivalent governance bodies of publicly traded companies, excluding the Company's Board.

Policy Regarding Change in Principal Employment of Director. When a director's principal employment or business association changes significantly during his or her tenure as a director, that director shall offer his or her resignation for consideration by the Board of Directors. The Corporate Governance Committee, on behalf of the Board of Directors, will evaluate the change in circumstances and will recommend to the Board the action, if any, to be taken. The Corporate Governance Committee will review each situation on an individual basis and take into consideration such matters as the Committee deems appropriate, such as the background and expertise of the director and the contribution the director is expected to make to the Board given the change in circumstances. The Board, in its sole discretion, shall determine whether or not to accept the director's offer of resignation.

Prohibition against Hedging Transactions. Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e. a short sale by the holder of a long position in the same stock) of securities issued by Franklin Resources, Inc., and securities issued by any closed-end fund sponsored or advised by the Company are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Stock Ownership Guidelines. As a significant ownership interest by directors in the Company tends to align the interests of members of the Board with the interests of the Company's stockholders, all directors on the Board were expected to own by December 16, 2010 or, if the director joined the Board after that date, within five years after first joining the Board, shares of common stock of the Company with a value of at least $250,000. Similarly, as a significant ownership interest by certain senior officers in the Company tends to align the interests of members of management of the Company with the Company's stockholders and to strengthen the link between long-term Company performance and executive compensation, the following senior officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by the later of December 31, 2010 or five years from when he or she first assumed the particular senior officer position for which stock ownership is expected:

Senior Officer Level	Market Value of Shares Owned as a Multiple of Base Salary
Chairman	5X
Vice Chairman	5X
President and/or Chief Executive Officer	5X
Executive Vice President	4X
Senior Vice President	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's stock, and funds deemed invested in shares of common stock under the Directors deferred compensation plan. Shares of common stock held by immediate family members (which includes a director's or senior officer's spouse, children and parents) or entities controlled by a director or senior officer may be considered holdings of the director or senior officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 31, 2012, all directors and officers were in compliance with these guidelines.

INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

BOARD MEETINGS AND ANNUAL MEETING OF STOCKHOLDERS

During fiscal year 2012, the Board held five meetings (not including committee meetings). For fiscal year 2012, the directors attended 98.2% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which a Director served during the periods that he or she served.

During fiscal year 2012, the Board had an Audit Committee, a Compensation Committee and a Corporate Governance Committee. To promote open discussion among the independent directors, the independent directors meet in executive session at least two times per year and generally meet in executive session after regularly scheduled Board meetings. Charles Crocker, an independent director, has been appointed to preside at the executive sessions of the independent directors. The Board encourages directors to attend the annual meeting of stockholders. All of the eleven directors then standing for election attended last year's annual meeting in person.

COMMITTEE MEMBERSHIP AND MEETINGS

The current standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Special Equity Awards Committee. The table below provides current membership and meeting information.

	Audit	Compensation	Corporate Governance	Special Equity Awards
Samuel H. Armacost	—	M	M	—
Charles Crocker	M	C	—	—
Joseph R. Hardiman	—	M	C	—
Gregory E. Johnson	—	—	—	M
Mark C. Pigott	—	M	—	—
Chutta Ratnathicam	C	—	—	—
Laura Stein	M	—	—	—
Anne M. Tatlock	—	—	M	—
Geoffrey Y. Yang	M	—	—	—
Fiscal year 2012 Meetings	8	6	5	—*

M—Member
C—Chairman
* Mr. G. Johnson is the sole member of the Special Equity Awards Committee. This Committee takes actions by written consent in lieu of meeting.

Below is a description of each standing committee of the Board. The Board has affirmatively determined that each of these standing committees (other than the Special Equity Awards Committee) consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities Exchange Act of 1934, and the Director Independence Standards established by the Board. See "Director Independence Standards" above. The Board has also determined that each member of the Audit Committee is independent under the criteria established by the NYSE and the SEC for audit committee members.

THE AUDIT COMMITTEE

Established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, the Audit Committee currently consists of Messrs. Ratnathicam (Chairman), Crocker and Yang and Ms. Stein.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee: (1) the Company's financial reporting, auditing and internal control activities, including the integrity of the

Company's financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the independent auditors' qualifications and independence; and (4) the performance of the Company's internal audit function and independent auditors. The Audit Committee also prepares the report the Audit Committee is required to include in the Company's annual proxy statement. In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors. The Audit Committee meets with the Company's independent auditors and reviews the scope of their audit, the related reports and any recommendations they may make. The Audit Committee also reviews the annual audited financial statements for the Company. In addition, the Audit Committee assists the Board in the oversight of the Company's risk management processes (as described more fully below under the "Risk Management and the Board's Role in Risk Oversight").

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Audit Committee met 8 times during fiscal year 2012. The Audit Committee Charter is posted in the corporate governance section of the Company's website at *www.franklinresources.com/corp/pages/generic_content/corporate_governance/audit_committee_charter.jsf*. The Board has determined that all Audit Committee members are financially literate under the NYSE listing standards and that Mr. Chutta Ratnathicam, an independent director, is an audit committee financial expert within the meaning of the rules of the SEC.

THE COMPENSATION COMMITTEE

The Compensation Committee currently consists of Messrs. Crocker (Chairman), Armacost, Hardiman and Pigott. The Compensation Committee oversees the establishment of goals and objectives related to Chief Executive Officer compensation, determines the compensation level of the Chief Executive Officer, assists the Board in fulfilling its responsibility relating to the compensation (and related benefits) of the executive officers of the Company, discharges the responsibilities of the Board relating to compensation of the Company's executives and prepares the annual report on executive officer compensation for the Company's proxy statement. The Committee also reviews and discusses with management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in the Company's proxy statement. In addition, the Compensation Committee reviews and approves compensation arrangements and deferred compensation agreements between the Company and members of its Board of Directors. The Compensation Committee may delegate any of its responsibilities to subcommittees as it deems appropriate.

The Compensation Committee generally follows the following processes and procedures in connection with the consideration and determination of the compensation of the Company's executive officers and directors.

Determination of Executive Compensation. The Compensation Committee meets periodically throughout the year to (i) review and approve corporate goals and objectives relevant to the compensation of the executive officers, (ii) evaluate the performance of the executive officers in light of those goals and objectives, and (iii) determine and approve the compensation of the executive officers. For a detailed description regarding the Compensation Committee's role in setting executive compensation, including the role of executive officers in the process, see "Executive Compensation—Compensation Discussion and Analysis" below.

Determination of Director Compensation. The Compensation Committee meets at least annually to review and make recommendations to the Board on the compensation (including equity-based compensation) of the Company's directors. In reviewing and making recommendations on director compensation, the Committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the Company's size and scope of business activities, including service on Board committees;
- that a component of the compensation should be designed to align the directors' interests with the long-term interests of the Company's stockholders; and

- that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the Compensation Committee periodically engages an outside consultant to report on comparable director compensation practices and levels. No executive officer of the Company is involved in determining or recommending director compensation levels. For a detailed description regarding the role and scope of assignment of the Compensation Committee's compensation consultant see "Executive Compensation—Compensation Discussion and Analysis" below. See the section of this Proxy Statement entitled "Director Fees" below, for a more detailed discussion of compensation paid to the Company's directors during fiscal year 2012.

Incentive Plan Matters. The Compensation Committee also administers the Company's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2004 Key Executive Incentive Compensation Plan (the "KEIP"), the amended and restated 2002 Universal Stock Incentive Plan (the "USIP") and the ESIP.

The Compensation Committee's charter reflects these various responsibilities, and the Compensation Committee and the Board of Directors annually review the charter, and revise it as necessary or appropriate. The Compensation Committee Charter is posted in the corporate governance section of the Company's website at *www.franklinresources.com/corp/pages/generic_content/corporate_governance/compensation_committee_charter.jsf.* The Compensation Committee met six times during fiscal year 2012.

THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee currently consists of Messrs. Hardiman (Chairman) and Armacost and Ms. Tatlock.

The Corporate Governance Committee has the responsibilities set forth in its charter and provides counsel to the Board of Directors with respect to the organization, function and composition of the Board and committees and oversees the evaluation of the Board and the committees. The Corporate Governance Committee is also responsible for developing and recommending to the Board corporate governance policies and procedures applicable to the Company and reviewing the anti-money laundering policies, procedures and operations of the Company on a periodic basis. The Corporate Governance Committee met five times during fiscal year 2012. The Corporate Governance Committee Charter is posted in the corporate governance section of the Company's website at *www.franklinresources.com/corp/pages/generic_content/corporate_governance/corporate_governance_charter.jsf.*

The Corporate Governance Committee is responsible for identifying and recommending to the Board potential director candidates for nomination and election to the Board at the annual meeting of stockholders. It uses a variety of means as it determines are necessary or appropriate, including recommendations of stockholders, to do so. The Corporate Governance Committee has adopted a policy regarding nominations and qualifications of directors, which has been approved by the Board. Under such policy, the Corporate Governance Committee may solicit recommendations from current and former directors, management or others who may be familiar with qualified candidates, and may consider current directors for re-nomination. The Corporate Governance Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm's fees and other retention terms) to assist in the identification of candidates. The Corporate Governance Committee has retained a search firm to assist in the identification of potential director nominees based on identified criteria and in evaluating and pursuing individual candidates at the direction of the Committee.

The Corporate Governance Committee believes there are certain minimum skills and qualifications that each director nominee must possess or satisfy, including:

- high personal and professional integrity and ethical character;
- significant achievement in business, finance, government, education, law, technology or other fields important to the operation of the Company;
- the ability to exercise sound business judgment on a broad range of issues;

- sufficiently broad experience and professional and educational background to have a general appreciation of the major issues facing public companies of a size and scope similar to the Company;
- the willingness and ability to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the Company and its stockholders and committed to enhancing stockholder value.

The Corporate Governance Committee also believes there are other skills and qualifications that at least one or more directors must possess or satisfy, including:

- experience and knowledge of the industry sector in which the Company operates its business;
- a majority of the directors being "independent" directors in accordance with the corporate governance listing standards of the NYSE;
- at least three directors meeting the additional independence requirements for members of the Audit Committee of the Board in accordance with the applicable rules of the NYSE;
- at least three directors who are eligible to serve on the Audit Committee of the Board being "financially literate" or capable of becoming "financially literate" within a reasonable period of time;
- at least one director who is eligible to serve on the Audit Committee of the Board being an "audit committee financial expert" in accordance with applicable rules of the SEC; and
- other standards the Board may adopt from time to time.

In considering candidates for director nominee, the Corporate Governance Committee generally assembles information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the overall Board balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

With respect to current directors, the Corporate Governance Committee considers past attendance at meetings and assesses participation in and contributions to the activities of the Board. The Corporate Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Corporate Governance Committee may seek input from the Company's management or the Board, who may interview any candidate. The Corporate Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with the Company's policy regarding nominations and qualifications of directors.

The Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the Company. Stockholders may make such a recommendation by submitting a completed Director Nomination Form, which is posted in the corporate governance section of the Company's website, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. Completed Director Nomination Forms shall be sent to: Corporate Governance Committee, Franklin Resources, Inc., c/o Maria Gray, Secretary, One Franklin Parkway, San Mateo, CA 94403-1906. This year our Proxy Statement is dated January 24, 2013; for a recommendation to be properly made for the 2014 annual meeting, we must receive the notice of recommendation between August 27, 2013 and September 26, 2013.

The manner in which the Corporate Governance Committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Corporate Governance Committee will not evaluate a candidate recommended by a stockholder unless the Director Nomination Form provides that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service as publicly disclosed by the Company and to provide all of the information necessary to conduct an evaluation.

THE SPECIAL EQUITY AWARDS COMMITTEE

The sole member of the Special Equity Awards Committee is Mr. G. Johnson. It was established on October 22, 2012 and has separate but concurrent authority with the Compensation Committee to make certain limited equity awards to employees of the Corporation and its subsidiaries who are not executive officers subject to Section 16 of the Securities Exchange Act of 1934.

BOARD LEADERSHIP STRUCTURE

Mr. Charles B. Johnson serves as our Chairman of the Board. In his capacity as Chairman of the Board, he leads the Board in the fulfillment of its responsibilities and presides at all meetings of the Board and stockholders. Mr. C. B. Johnson also advises the President and the Board of Directors on issues related to the Company's strategic plans and material transactions and acts in concert with the President as a spokesperson for the Company. Mr. Gregory E. Johnson serves as our CEO. In his role as CEO, Mr. G. Johnson has general responsibility for the management and operations of the Company. While the Board does not have a fixed policy regarding the separation of the offices of the Chairman and Chief Executive Officer, the Corporate Governance Committee reviews the Board's leadership structure annually with the Board. The Board believes the current structure is appropriate and effective because Mr. C. B. Johnson is able to focus his efforts on leadership of the Board in its oversight of the Company's risks, business and strategy while Mr. G. Johnson focuses on the day-to-day leadership of the Company while maintaining an engaged and open relationship with the Board, of which he is a member. As Mr. C. B. Johnson and Mr. G. Johnson are not independent directors under the NYSE rules, Mr. Charles Crocker, an independent director, has been appointed to preside at the executive sessions of the independent directors.

RISK MANAGEMENT AND THE BOARD'S ROLE IN RISK OVERSIGHT

Our Company recognizes the importance of effective risk management to the success of our business and our stockholders and has long-standing and highly developed structures in place to manage risk. The Board of Directors has principal responsibility for oversight of the Company's risk management processes. The Board regularly receives information on risks facing the Company from, and provides oversight to, a variety of management groups, including the enterprise risk management, global compliance, internal audit, finance risk & control and compensation risk review groups. These groups provide reports either directly to the full Board, or to the Audit Committee or Compensation Committee. Each of these committees is comprised solely of independent directors and reports to the full Board at each Board meeting. Regional and separate key risk committees of our management, as well as business and operational risk functions, report to the enterprise-wide management groups which in turn report to the full Board or a committee of the Board. Our internal audit and global compliance groups conduct monitoring and testing of Company-wide policies and procedures and report quarterly to the Audit Committee and Board of Directors, respectively.

The full Board oversees the Company's business continuity planning, reviewing and approving management's plans with respect to, among other things, key management succession, disaster planning, crisis management, and prioritization of recovery efforts. The Board also reviews and approves the Company's contingency funding plan, which addresses how the Company would respond to possible liquidity crises created by temporary market disruptions and/or longer-term financial distress.

The Audit Committee receives risk management and internal audit reports at least quarterly and oversees enterprise risk assessment and risk management policies and procedures. The full Board receives reports of, and provides direction to, the enterprise-wide risk management committee and internal auditor at least annually. The Compensation Committee evaluates the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. A management compensation risk review committee (the "CRRC"), which reviews new and existing compensation programs and practices to ensure that they do not encourage imprudent risk taking or expose the Company to material amounts of risk, reports on its findings to the Compensation Committee. As part of the CRRC's review of compensation arrangements across the Company, the CRRC has undertaken a comprehensive assessment of existing compensation programs and practices to ensure that imprudent risk-taking is not encouraged and that appropriate risk mitigation features are in place. The Audit Committee and the Compensation Committee report on risk, along with other committee matters, at meetings of the full Board.

At their meetings, the Board, Audit Committee and Compensation Committee review and discuss identified risks with the relevant members of senior management and members of the various groups with responsibility for risk identification and management. These regular communications provide the Board with a practical and in-depth understanding of the risks facing the Company and enable the Board to provide direction to management with respect to its approach to identifying, monitoring and addressing material risks.

Our Board's role in risk oversight is well-supported by having an experienced Chairman and Chief Executive Officer, each of whom has extensive knowledge of and experience with the risks that the Company faces. In addition, the Audit, Compensation and Corporate Governance Committees of the Board are composed entirely of independent directors, as described above in "Committee Membership and Meetings", which the Board believes also enhances risk oversight.

DIRECTOR FEES

STANDARD COMPENSATION ARRANGEMENTS

Standard Board Fees. For fiscal year 2012, directors who were not employees of the Company were paid a retainer fee of $21,250 per quarter and an annual equity grant valued at $100,000 (rounded up to the nearest whole share) on the date of the annual organizational meeting of the Board. No additional fees were paid for Board meeting attendance.

Standard Committee Fees. Directors who were not employees of the Company and who served on Board committees were paid $1,500 per committee meeting attended. Additionally, the Chairpersons of the Compensation Committee and the Corporate Governance Committee received $1,250 per quarter and the Chairperson of the Audit Committee received $2,500 per quarter.

Other Board Compensation. The Company reimburses directors for certain expenses incurred in connection with attending Board and committee meetings as well as other Company-related events, including travel, hotel accommodations, meals and other incidental expenses for the director and his or her spouse accompanying the director in connection with such events. The Company may also, from time to time, provide directors and their spouses token gifts of nominal value.

The following table details the total compensation earned by the Company's directors in fiscal year 2012:

FISCAL YEAR 2012 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total Compensation ($)
Samuel H. Armacost	100,000	100,000	200,000
Charles Crocker (4)	55,500	195,500	251,000
Joseph R. Hardiman	106,500	100,000	206,500
Charles B. Johnson (5)	—	—	—
Gregory E. Johnson (6)	—	—	—
Rupert H. Johnson, Jr. (5)	—	—	—
Mark C. Pigott	—	194,000	194,000
Chutta Ratnathicam	107,000	100,000	207,000
Laura Stein	97,000	100,000	197,000
Anne M. Tatlock (4)	182,938	49,563	232,501
Geoffrey Y. Yang	—	195,500	195,500

(1) Fees include quarterly retainer fees, committee meeting attendance fees and fees for service as a committee chairman. Fees are awarded in cash, the payment of which may be deferred pursuant to the 2006 Directors Deferred Compensation Plan (the "Director Deferred Plan") described below in "Deferred Director Fees". Pursuant to the Director Deferred Plan, directors may elect to defer payment of their directors' fees and stock awards into hypothetical investments in common stock of the Company and/or in Company sponsored mutual funds. If a director receives fees in cash or elects to defer fees (including the annual stock grant) into hypothetical units of Company sponsored mutual funds, such amounts are included in this column. Any such director fees deferred into hypothetical shares of the Company's common stock are included in the "Stock Awards" column. See notes 2 and 3 below.

(2) Stock Awards amounts represent the aggregate grant date fair value, recorded in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation—Stock Compensation" ("ASC 718"), associated with (i) an annual stock grant made on March 14, 2012, provided such stock grant is not deferred into hypothetical units of Company sponsored

mutual funds (see note 1 above), and (ii) director fees earned in fiscal year 2012 but whose payment is deferred into hypothetical shares of the Company's common stock and eventually payable in cash. See "Deferred Director Fees" below. The ASC 718 valuation assumptions (i) for the annual stock grant are the closing price for the common stock on the NYSE on the grant date (March 14, 2012) and (ii) for the deferred hypothetical Company common stock are changes in the closing price of the common stock on the NYSE during fiscal year 2012, and the reinvestment of dividends declared by the Company. Because of the required accounting treatment under ASC 718, the Stock Award amounts for fees earned in fiscal year 2012 and deferred into hypothetical shares of common stock vary (up or down) to reflect market prices of the common stock.

(3) The following represents the grant date fair value for all Stock Awards received in fiscal year 2012, computed in accordance with ASC 718:

Name	Actual Common Stock ($)	Deferred Hypothetical Shares ($)
Samuel H. Armacost	—	100,000
Charles Crocker	—	195,500
Joseph R. Hardiman	100,000	—
Mark C. Pigott	—	194,000
Chutta Ratnathicam	—	100,000
Laura Stein	100,000	—
Anne M. Tatlock	—	49,563
Geoffrey Y. Yang	100,000	95,500

(4) Fees also include fees for service as a member of the Board of Directors of Fiduciary Trust Company International ("Fiduciary Trust"), a subsidiary of the Company. Fiduciary Trust directors receive an annual retainer fee of $35,000 (paid quarterly) and an annual retainer fee for committee services of $5,000 (paid quarterly). Mr. Crocker and Ms. Tatlock received an aggregate total of $40,000 each in fees related to their service on the Fiduciary Trust Board of Directors during fiscal year 2012. Mr. Crocker and Ms. Tatlock have selected to defer certain fees earned for service on the Fiduciary Trust Board of Directors during fiscal year 2012. Any such director fees earned in fiscal year 2012 but deferred into Company sponsored hypothetical mutual fund units are included in the "Fees Earned or Paid in Cash" column and fees deferred into hypothetical common stock of the Company are included in the "Stock Awards" column. See notes 1 and 2 above.

(5) Messrs. C. B. Johnson and R. H. Johnson, Jr. are both executives as well as directors of Franklin Resources, Inc. and do not receive compensation for their services as directors. See "Certain Relationships and Related Transactions" below for information regarding their fiscal year 2012 compensation.

(6) Mr. G. Johnson is the President and Chief Executive Officer of the Company and does not receive compensation for his service as a director. See the Summary Compensation Table in "Proposal No. 1: Election of Directors—Executive Compensation" below.

DEFERRED DIRECTOR FEES

The Company and its subsidiaries allow non-employee directors to defer payment of their directors' fees and stock awards, and to treat the deferred amounts as hypothetical investments in common stock of the Company and/or in Company sponsored mutual funds, as selected by the director. Directors are then credited with the same earnings, gains or losses that they would have incurred if the deferred amounts had been invested in the specific investments, in the specific amounts and for the specific periods as directed by each particular director. Additionally, directors who defer their directors' fees and stock awards are credited with notional dividends and other distributions at the same time, in the same form, and in equivalent amounts as dividends and other distributions that are payable from time to time with respect to investments selected by each particular director. On the payout dates elected by a director, the hypothetical investments are valued and the Company or its subsidiary, as applicable, must pay the director or his or her beneficiary an amount equal to the value of the hypothetical investments.

Payouts may be made in a lump sum or in periodic installments. If a director changes his or her distribution election for amounts previously deferred, any such change does not take effect for one (1) year from the date of the new election and each distribution installment (or lump sum) will occur no earlier than five (5) years after such installment (or lump sum) would have been paid under the prior distribution election (with a series of distributions treated as one payment for this purpose). Accelerated distributions are permitted in limited circumstances in accordance with Section 409A ("Section 409A") of the Internal Revenue Code (the "Code"), and the plan may be terminated by the Company if certain conditions are met, in each case as set forth more fully in the plan. The plan is intended to comply with the provisions of Section 409A of the Code.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth the common stock beneficially owned as of December 31, 2012 by each stockholder known to us to beneficially own more than five percent of the Company's outstanding common stock as of such date. The percentage of ownership indicated in the following table is based on 212,607,328 shares of common stock outstanding on December 31, 2012.

Name and Address of Beneficial Owner(a)	Amount and Nature of Beneficial Ownership(e)	Percent of Class
Charles B. Johnson (b)	36,362,951	17.10%
Rupert H. Johnson, Jr. (c)	35,961,615	16.91%
T. Rowe Price Associates, Inc. (d)	13,171,517	6.20%

(a) The addresses of Messrs. C. B. Johnson and R. H. Johnson, Jr. are: c/o Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

(b) Includes approximately 6,779 shares held through the 401(k) Plan, 1,606,117 shares held in an individual retirement account (an "IRA"), 500,000 shares held by Mr. C. B. Johnson's spouse, and 272,600 shares held by a trust of which Mr. C. B. Johnson's spouse is the lifetime beneficiary. Also includes an aggregate of 1,517,158 shares held by two private charitable foundations for which Mr. C. B. Johnson is a trustee, of which Mr. C. B. Johnson disclaims beneficial ownership. Also includes 6,000,000 shares pledged as collateral in connection with a line of credit.

(c) Includes approximately 7,072 shares held through the 401(k) Plan and 552,245 shares held in an IRA. Also includes 3,372 shares held by Mr. R. H. Johnson, Jr.'s spouse, of which Mr. R. H. Johnson, Jr. disclaims beneficial ownership, and 418,911 shares held by a private charitable foundation for which Mr. R. H. Johnson, Jr. is a trustee, of which Mr. R. H. Johnson, Jr. disclaims beneficial ownership.

(d) Information reported pursuant to a Schedule 13G (Amendment No. 1) filed with the SEC on February 10, 2012, regarding shares owned as of December 31, 2011. These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates lists its principal business address as 100 E. Pratt Street, Baltimore, MD 21202 in such filing.

(e) Except as described otherwise in the footnotes to this table, each beneficial owner in the table has sole voting and investment power with regard to the shares beneficially owned by such owner.

SECURITY OWNERSHIP OF MANAGEMENT

The following table lists the common stock beneficially owned as of December 31, 2012 by (1) each director and director nominee, (2) each executive officer named in the Summary Compensation Table below, and (3) all directors, director nominees and executive officers as a group. The percentage of ownership indicated in the following table is based on 212,607,328 shares of the Company's common stock outstanding on December 31, 2012.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(a)	Percent of Class
Vijay C. Advani (b)	109,506	*
Samuel H. Armacost (c)(d)	2,000	*
Peter K. Barker	1,000	*
Charles Crocker (d)	8,660	*
Joseph R. Hardiman	7,404	*
Charles B. Johnson (e)	36,362,951	17.10%
Gregory E. Johnson (f)	1,673,909	*
Jennifer M. Johnson (g)	1,460,159	*
Rupert H. Johnson, Jr. (h)	35,961,615	16.91%
Kenneth A. Lewis (i)	44,738	*
Mark C. Pigott (d)	884	*
Chutta Ratnathicam (d)	4,952	*
Laura Stein (d)	3,047	*
Anne M. Tatlock (d)	168,860	*
Geoffrey Y. Yang (d)	1,669	*
William Y. Yun (j)	63,830	*
Directors, Director Nominees and Executive Officers as a Group (consisting of 18 persons) (k)	75,950,056	35.71%

* Represents less than 1% of class

(a) Except as described otherwise in the footnotes to this table: (i) each beneficial owner listed in the table has sole voting and investment power with regard to the shares beneficially owned by such owner; (ii) each share of unvested restricted stock confers voting but not dispositive power; and (iii) shares beneficially owned pursuant to options include only shares that the individual has the right to acquire beneficial ownership of within 60 days following December 31, 2012.

(b) Includes approximately 350 shares held through the 401(k) Plan and 40,214 shares of unvested restricted stock. Also includes 68,474 shares held in a trust for which Mr. Advani and his spouse are co-trustees with shared voting and investment power.

(c) Mr. Armacost and his spouse have shared voting and investment power with respect to shares owned.

(d) Hypothetical shares held by director nominee are not included in this table. See "Proposal No.1: Election of Directors—Director Fees—Deferred Director Fees".

(e) See footnote (b) under "Security Ownership of Principal Stockholders" above.

(f) Includes approximately 1,557 shares held through the 401(k) Plan, 112,610 shares of unvested restricted stock, and 48,438 shares that may be purchased pursuant to options. Also includes an aggregate of 1,007,000 shares held pursuant to two limited partnerships, 2,700 shares held in a business trust for the benefit of Mr. G. Johnson and his children, 20,310 shares held in trusts for which Mr. G. Johnson is a trustee for his minor children, of which Mr. G. Johnson disclaims beneficial ownership, and 5,188 shares held by Mr. G. Johnson's spouse, of which Mr. G. Johnson disclaims beneficial ownership.

(g) Includes approximately 536 shares held through the 401(k) Plan, 20,683 shares of unvested restricted stock, and 9,417 shares that may be purchased pursuant to options. Also includes an aggregate of 936,000 shares held pursuant to two limited partnerships, 5,000 shares held in a business trust for the benefit of Ms. Johnson and her children, and 49,353 shares held in trusts for which Ms. Johnson is a trustee for her minor children, of which Ms. Johnson disclaims beneficial ownership. Also includes 42,658 shares pledged as collateral in connection with a line of credit.

(h) See footnote (c) under "Security Ownership of Principal Stockholders" above.

(i) Includes approximately 588 shares held through the 401(k) Plan and 16,495 shares of unvested restricted stock. Also includes 3,100 shares held in a trust for which Mr. Lewis and his spouse are co-trustees with shared voting and investment power.

(j) Includes approximately 4,992 shares held through the 401(k) Plan and 12,402 shares of unvested restricted stock. Also includes 1,374 shares held in trusts for which Mr. Yun is a trustee for his minor children, of which Mr. Yun disclaims beneficial ownership.

(k) Includes approximately 22,324 shares held through the 401(k) Plan, 224,472 shares of unvested restricted stock, and 61,102 shares that may be purchased pursuant to options. Also includes an aggregate of 6,042,658 shares pledged as collateral in connection with lines of credit.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion provides an overview and analysis of the Compensation Committee's philosophy and objectives in designing compensation programs for the executive officers. In this discussion and analysis, we address the compensation determinations and the rationale for those determinations relating to the Company's chief executive officer, chief financial officer, and the next three most highly compensated executive officers, whom we refer to collectively as the "named executive officers".

This discussion should be read together with the compensation tables for the named executive officers that can be found in this Proxy Statement following this discussion. Unless otherwise indicated, any references to a particular year in the following discussion means the fiscal year ended September 30th of such year.

Executive Summary

The Compensation Committee believes that executive compensation should be linked with the Company's performance and that executive compensation should be significantly aligned with the interests of the Company's stockholders. In addition, executive compensation is designed to allow the Company to recruit, retain and motivate employees who play a significant role in the Company's current and future success.

The compensation of the named executive officers should be understood within the context of the Company's business. The Company is an investment management organization focused on long-term performance. One of the Compensation Committee's main goals is to focus the executives on the Company's long-term performance. The Compensation Committee believes that long-term awards are effective tools for aligning the executives' interests with long-term stockholder interests in order to increase overall stockholder value. In addition, the named executive officers are often asked to implement long-term initiatives for the Company that, by definition, take more than one fiscal year to accomplish. Stability and continuity among the named executive officers aids in the Company's implementation of such long-term initiatives. Average Company tenure for named executive officers as of September 30, 2012 was 22.4 years. The portion of the named executive officers' annual compensation linked to the short-term success of the Company is designed to motivate and reward executives to achieve certain objectives and to attract and retain talented executives.

The Company's compensation levels historically have been conservatively positioned as compared to those of its peer companies. The named executive officers are all employed at will, without employment agreements, guaranteed severance arrangements or payment arrangements that would automatically be triggered by a change in control of the Company. The Company does not provide any significant retirement plans or benefits for the executive officers other than the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan"), which is generally available to the Company's United States-based employees.

At the Company's 2011 Annual Meeting, the Company's stockholders had the opportunity to cast a non-binding advisory vote on the compensation of the named executive officers. More than 98% of the shares voted at the meeting approved the named executive officers' compensation. In addition, we asked stockholders to select the frequency with which to hold future advisory votes on the compensation of the named executive officers. More than 57% of the shares voted at the meeting selected a triennial vote. The Compensation Committee welcomed this feedback and intends to continue its practice of linking Company performance with executive compensation decisions.

Objectives of the Compensation Program

Each element of compensation paid to the Company's named executive officers is designed to support one or more of the objectives described below.

Company-wide Objectives. In order to link executive compensation to the Company's performance, the Compensation Committee considers a number of financial and non-financial objectives it believes further the growth and welfare of the Company. In particular, the Compensation Committee may reward executives for continued improvement in some or all of the following Company-wide performance measures, among others:

- annual revenue
- assets under management
- diluted earnings per share growth
- earnings per share
- expense management
- net income
- investment management performance
- investment management revenue
- operating income
- operating revenues
- operating profit margin
- pre-tax operating income
- sales
- total return to stockholders

In recent years, the Compensation Committee has placed an emphasis on investment management performance, diluted earnings per share growth, operating profit margin, pre-tax operating income, operating income growth and net sales as it believes these financial measures are significant indicators of the Company's overall performance.

Business Unit Objectives. The Company-wide performance measures described above are driven by and reflect the combined performance of the Company's numerous individual business units. However, the Compensation Committee recognizes that such Company-wide measures often may not fully reflect the individual performance and contributions made by the Company's separate business units and their respective leaders. The Compensation Committee therefore believes that, in addition to Company-wide objectives, individual objectives should be set for the executives that are linked to the growth and development of their respective business units. Such goals are specifically tailored to each business unit and include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives. The Compensation Committee seeks to reward executives who achieve such objectives as they are designed to improve business unit performance and contribute to the performance of the Company as a whole.

What the Compensation Program Rewards and its Relationship to the Company-wide and Business Unit Objectives

The compensation program for executive officers, including the named executive officers, consists primarily of a base salary and incentive compensation consisting of a combination of cash and equity bonuses based upon the achievement of business unit and Company-wide objectives.

Each element of compensation is designed to reward different results as summarized below:

Compensation Element	Designed to Reward	Relationship to the Objectives
Base Salary	Experience, knowledge of the industry, duties and scope of responsibility	Provides a minimum, fixed level of cash compensation to attract and retain talented executives to the Company who can continue to improve the Company's overall performance
Short-term Incentive Compensation	Success in achieving annual objectives	Motivates executives to achieve specific Company-wide and business unit objectives Provides competitive compensation to attract and retain talented executives

Compensation Element	Designed to Reward	Relationship to the Objectives
Long-term Incentive Compensation	Continued excellence and attainment of objectives over time	Motivates executives to achieve long-term business unit and Company-wide objectives
	Success in long-term growth and development	Aligns the executives' interests with long-term stockholder interests in order to increase overall stockholder value
		Provides competitive compensation to attract and retain talented executives

The Elements of Executive Compensation

Base Salary. The Compensation Committee believes that base salaries for the named executive officers should be limited to a reasonable base compensation for the day-to-day performance of their job responsibilities, and that the majority of their pay should be in variable compensation tied to performance. Base salary is designed to provide competitive levels of compensation to executives based upon their experience, duties and scope of responsibility. Base salaries are evaluated by the Compensation Committee annually for all named executive officers and in general remain static unless the individual is promoted or the Compensation Committee determines that an adjustment is necessary due to compensation or economic trends in the industry.

Short-term and Long-term Incentive Compensation. The Compensation Committee believes that named executive officers should be encouraged to enhance the Company's performance by linking the receipt of a significant portion of their compensation to the achievement of business unit and Company-wide objectives.

To facilitate the Company's incentive program, each year the Compensation Committee establishes an award pool, under the Annual Incentive Compensation Plan ("AIP"), from which grants are made to named executive officers and other salaried employees of the Company to reward performance. The size of the award pool available for bonus payments is set by the Compensation Committee as a percentage (not to exceed 20%) of the net operating income of the Company, exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and certain special items (such as special compensation payouts on account of a merger) and before the accrual of awards under the AIP, including awards under the Company's 2004 Key Executive Incentive Compensation Plan, or KEIP (referred to as "pre-bonus operating income" or "PBOI").

In determining the percentage of pre-bonus operating income that will go into the award pool, the Compensation Committee considers the recommendation of the Company's Human Resources Group as to the appropriate size of the award pool. In preparing its recommendation, senior members of the Human Resources Group meet periodically with the Chief Executive Officer (the "CEO") to discuss competitive compensation, retention, funding requirements and other significant compensation issues. In addition, the CEO meets with the Chief Financial Officer (the "CFO") to review the quarterly financial performance of the Company over the most recent quarters and the last two years, and in particular focuses on the Company's year-over-year results with regard to the Company-wide performance measures set forth under the heading "Company-wide Objectives" above. All of these factors are taken into account in preparing the recommendation for the percentage of pre-bonus operating income that will go into the award pool. The recommendation is reviewed and endorsed by the CEO prior to its presentation to the Compensation Committee.

Grants from the award pool generally consist of a combination of a cash bonus and restricted stock or restricted stock units. The awards are generally comprised of 65% cash and 35% restricted stock or restricted stock units, in each case with deferred vesting over time. Executives whose aggregate incentive awards are in excess of $1.0 million typically receive any amount in excess of $1.0 million in the form of 50% cash and 50% restricted stock or restricted stock units. Any amount in excess of $5.0 million is usually in the form of restricted stock or restricted stock units.

Equity awards are generally granted in the form of restricted stock or restricted stock units rather than options, in part, because the Compensation Committee believes that in the current market restricted stock is a better motivational tool than options. However, the Compensation Committee may, in its discretion, award options to executives in the future.

As noted above, up to 65% of grants from the award pool consist of a cash bonus. The use of a cash bonus is designed to reward an executive for achievement of shorter term objectives. Grants of restricted stock and restricted stock units are designed to reward an executive for continued excellence and attainment of longer-term objectives. In addition, because these awards are subject to either time- or performance-based vesting, they help to focus an executive on the Company's long-term growth and development and aid in retention. The Compensation Committee believes that as an executive's compensation increases, the percentage of compensation received in stock should increase, such that an executive's interests continue to be aligned with those of the other stockholders. In addition, in order to further align the named executive officers' interests with stockholders, each executive is required to comply with the Company's stock ownership guidelines. As of December 31, 2012, all executive officers were in compliance with the Stock Ownership Guidelines. For additional details regarding these guidelines, see "Other Considerations—Stock Ownership Requirements" below and "Corporate Governance—Stock Ownership Guidelines" elsewhere in this Proxy Statement.

As part of the Company's incentive program, the Company also maintains the KEIP, which is a sub-plan under the AIP for key executives. In order to maximize deductibility of compensation under Section 162(m) of the Internal Revenue Code ("Section 162(m)"), in fiscal year 2012 the Compensation Committee selected each of the named executive officers and one other executive as eligible participants in the KEIP. Awards under the KEIP are intended to qualify for a tax deduction under Section 162(m). Annual awards under the KEIP to any one participant may not exceed $15,000,000 per year and all such awards are deducted from the Company's award pool under the AIP for that year.

In order to further emphasize the importance of long-term performance the Compensation Committee also approved performance-based long-term incentive awards for certain named executive officers. These awards are granted under the Company's amended and restated 2002 Universal Stock Incentive Plan (the "USIP"). Similar to awards granted under the KEIP, performance-based long-term incentive awards granted under the USIP to the three most highly compensated executive officers (other than the chief financial officer), are intended to qualify for a tax deduction under Section 162(m). These awards are equity-based and vest over a three-year period based on the achievement of predetermined Company financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of an award tied to such performance measure is forfeited.

The performance-based long-term incentive awards granted in fiscal year 2012 (the "2012 Performance Awards") were tied to the achievement of certain thresholds with respect to two performance measures: operating margin, defined as the operating profit margin, expressed as a percentage, that is reported as operating margin in the annual financial statements included in the Company's Annual Report on Form 10-K ("Operating Margin"); and shareholder return ranking, defined as the Company's total shareholder return, as reported by Bloomberg or FactSet Research Systems (or their respective successors), as selected by the Company in its sole discretion, relative to the respective total shareholder returns of certain peer companies ("Shareholder Return Ranking"). For purposes of the 2012 Performance Awards, peer companies included the following public investment management firms: Janus Capital Group, Legg Mason Inc., T. Rowe Price Group, Affiliated Managers Group Inc., AllianceBernstein L.P., BlackRock Inc., Invesco Ltd. and Federated Investors Inc.

Fifty percent of the value of the 2012 Performance Awards is contingent on the achievement of certain Operating Margins and fifty percent is contingent on the Company's Shareholder Return Ranking. The portion of the 2012 Performance Awards tied to Operating Margin vests equally in one-third increments over a three-year period, while the portion attributed to Shareholder Return Ranking vests at the end of the three-year period, subject in each case to the achievement of the performance levels.

At the end of each fiscal year in the performance period, up to one-third of the portion of the 2012 Performance Awards tied to Operating Margin may vest subject to the achievement of the threshold levels detailed below. The Company's actual Operating Margin for fiscal year 2012 was 35.4%.

Operating Margin Portion Earned	Operating Margin Targets		
	FY 2012	FY 2013	FY 2014
100%	30.0% or greater	30.5% or greater	31.0% or greater
50%	28.0% to less than 30.0%	28.5% to less than 30.5%	29.0% to less than 31.0%
0%/Forfeiture	less than 28.0%	less than 28.5%	less than 29.0%

With respect to the portion of the 2012 Performance Awards tied to Shareholder Return Ranking, if the Company's Shareholder Return Ranking is in the top quartile of its peer companies at the end of fiscal year 2014, 100% of 2012 Performance Awards tied to Shareholder Return Ranking will vest. If the Company's Shareholder Return Ranking is in the 2nd Quartile of its peer companies, 75% of the portion of the 2012 Performance Awards tied to Shareholder Return Ranking will vest. If the Company's Shareholder Return Ranking is below the second quartile amongst its peers, the entire portion of the 2012 Performance Awards tied to Shareholder Return Ranking will be forfeited.

Supplemental Compensation. Occasionally, the Compensation Committee may determine that recognition of significant contributions is warranted, or that specific action is required for retention purposes. In such cases, additional cash, long-term restricted stock or restricted stock unit awards may be granted to selected executives.

Compensation Consultant

Role of Independent Consultant. The Compensation Committee engages an independent compensation consultant to provide objective analyses of, and counsel on, the Company's executive compensation program and practices. The role of the consultant is set by the Compensation Committee and, in general, the consultant is used to assess objectively all elements of compensation paid to the named executive officers, including market competitiveness of base, and short-term and long-term compensation. The consultant also provides counsel on general market trends and technical developments, and input on the size and structure of pay for the independent directors of the Board.

Determination of Independent Consultant's Objectivity. The Compensation Committee recognizes that it is essential to receive objective advice from its independent compensation consultant. The Compensation Committee currently engages Exequity LLP ("Exequity") as its independent consultant. Under the terms of this engagement, Exequity is required to obtain the prior written approval of the Compensation Committee before Exequity or its affiliates performs any non-executive compensation related services to the Company or its subsidiaries. Exequity is required to report to the Compensation Committee any such services and fees annually and upon the reasonable request of the Committee. The Compensation Committee determines whether Exequity's advice is objective and free from the influence of management. The Compensation Committee also closely examines the safeguards and steps Exequity takes to ensure that its executive compensation consulting services are objective. The Compensation Committee takes into consideration the following factors:

- The Compensation Committee directly hired and has the authority to terminate Exequity's engagement;
- The Compensation Committee solely determined the terms and conditions of Exequity's engagement, including the fees charged;
- The Exequity consultant is engaged by and reports directly to the Compensation Committee;
- The Exequity consultant has direct access to members of the Compensation Committee;
- Aggregate fees paid by the Company and fees as a percentage of the total revenue of Exequity;
- Exequity's policies and procedures designed to prevent conflicts of interest;
- Any business or personal relationships between Exequity, an Exequity consultant and any Compensation Committee member or executive officer of the Company;

- Whether the Exequity consultant holds shares of the Company's stock;
- Exequity is an independent executive compensation consulting firm and does not provide any other services to the Company; and
- Interactions between the Exequity consultant and management generally are limited to discussions on behalf of the Compensation Committee and information presented to the Compensation Committee for approval.

During fiscal year 2012, the Company paid Exequity $12,671 in consulting fees directly related to services performed for the Compensation Committee.

Peer Group Companies

The Company's Human Resources Group, in conjunction with the independent compensation consultant, compares the named executive officers' compensation to the compensation of executive officers performing similar functions among a peer group of other investment management companies. This comparison takes into account the performance of the Company relative to the other companies, the executives' comparative roles, responsibilities and performance at such companies, and the market size and composition data for such comparable companies. The Human Resources Group also reviews compensation data from a survey of management and administration positions in investment management organizations published by McLagan Partners, a financial services industry compensation consultancy. McLagan Partners was engaged by the Company to provide additional peer company compensation information because of the complexity of identifying a reasonable and appropriate competitor group, particularly given the differences in size and business mix between the Company and certain of its publicly traded peer group companies. The peer group companies reviewed this year included: Affiliated Managers Group Inc., AllianceBernstein L.P., Blackrock Inc., BNY Mellon Asset Management, Eaton Vance Corporation, Federated Investors Inc., Invesco Ltd., Janus Capital Group, JP Morgan Asset Management, Legg Mason Inc., MFS Investment Management, Oppenheimer Funds, Inc., PIMCO Advisers, L.P., and T. Rowe Price Group. The Compensation Committee reviews such public and privately held companies' compensation for comparison purposes but this review is not the determining factor as it is only one of many factors that are considered by the Compensation Committee in setting compensation. The Company's fiscal year ends on September 30th, and that of all but one of the peer group companies ends on December 31st; accordingly, any meaningful compensation comparison must rely on available data covering time periods which do not correspond exactly and during which more beneficial or more adverse economic conditions affecting compensation may have prevailed. The Compensation Committee used 2011 competitive market data received from McLagan Partners to compare named executive officer total compensation (comprised of base pay, bonuses and equity compensation) against similar positions at the peer group companies. When compared to peer group company 2011 executive officer compensation, our 2012 named executive officer compensation was above the median. The Committee's decision on the level of compensation awarded reflected the Company's performance for fiscal year 2012 versus its peer group companies, and included consideration of the Company's strong operating results with assets under management ("AUM"), net income, and earnings per share each setting all-time highs. Although relative ranking information is considered by the Compensation Committee in evaluating compensation for the named executive officers, the Compensation Committee does not target a specific percentile ranking for any component of, or the aggregate total of, named executive officer compensation.

Chief Executive Officer's Compensation

Starting Point. In setting the Chief Executive Officer's compensation, the Compensation Committee takes into account several factors, both internal and external to the Company. As the Company's highest ranking officer, the CEO is responsible for overseeing all of the Company's operations and results, implementing the Company's strategic objectives and providing direction and leadership to the Company. The Compensation Committee therefore believes that the CEO's compensation should normally be higher than the compensation paid to other named executive officers and should be linked to Company-wide measures and objectives. In particular, the Compensation Committee has determined that a large percentage of the CEO's compensation should be at risk and linked to the achievement of objectives based upon the Company's performance with regard to certain significant financial metrics.

While the Compensation Committee believes that the Company's financial performance should be the main driver of CEO pay, it also believes the CEO's individual performance with regard to relevant non-financial objectives and achievements during the year should be taken into account. Such non-financial objectives for the CEO include investment performance, customer service, technology and human resource objectives, as well as goals regarding the Company's compliance with laws and regulations and the maintenance of excellence in its corporate governance practices, among other things. To ensure that attention is given to these factors in addition to the financial measures, the Compensation Committee retains the authority and discretion to reduce the CEO's incentive pay under the KEIP or to provide supplementary compensation.

Compensation Structure. In setting the CEO's compensation, every year the Compensation Committee reviews (i) the Company's performance (both financial and non-financial), (ii) compensation reports (which we refer to as "tally sheets") regarding the amounts paid to the CEO in prior years as salary, bonus, perquisites and other compensation (including a sensitivity analysis regarding the CEO's vested and unvested stock), (iii) recommendations provided by the Compensation Committee's independent compensation consultant, and (iv) relevant non-financial information, such as data regarding achievements in the areas noted above. Based upon these reviews, the Compensation Committee determines the CEO's compensation for the current fiscal year and potential compensation for the upcoming fiscal year.

Incentive Compensation. An incentive award was granted to the CEO in fiscal year 2012 under the Company's KEIP (as described above). In fiscal year 2012, the Compensation Committee decided to continue its philosophy of linking the majority of the CEO's potential compensation to the achievement of specified performance measures by the Company. Accordingly, early in the fiscal year, the Compensation Committee established a maximum bonus pool under the KEIP funded in an amount equal to 1.25% of PBOI for the year, approved the participation of Mr. G. Johnson and granted him a maximum target award under the KEIP equal to 40% of the pool. Although the Committee's decisions are not dictated by a specific formula, the profitability of the firm, as reflected in PBOI, is the determining performance-based measure in establishing award maximums for Mr. G. Johnson and the other named executive officers. The maximum award that each named executive officer is eligible to receive is not an expectation of actual bonus amounts that will be paid to them, but a cap on the range of compensation ($0 to the maximum amount) that an individual may be paid while maintaining the tax deductibility of the bonus as performance-based compensation for purposes of Section 162(m). This provides the Compensation Committee with the flexibility to compensate executives for truly exceptional performance without paying more than is necessary to incent and retain our named executive officers. The Committee believes that this bonus structure is in the best interests of stockholders because it enables the most prudent use of Company assets by maximizing the deductibility of performance-based compensation while empowering the Committee to pay only those amounts it determines are necessary to appropriately compensate executives.

Under Mr. G. Johnson's leadership:

- Fiscal year 2012 resulted in strong operating results with AUM, net income and earnings per share each setting all-time highs.
    - At September 30, 2012, AUM were a record $749.9 billion, surpassing the previous month-end high of $747.2 billion set in July 2011, and representing a 14% increase from $659.9 billion AUM as of September 30, 2011.
    - Net income was up slightly to $1.93 billion for fiscal year 2012, compared to $1.92 billion in fiscal year 2011.
    - Diluted earnings per share for the fiscal year increased 4% to $8.95 from $8.62 in the previous year.

- Total average annual shareholder return of 10.4% for the three-year period ended September 30, 2012 ranked the Company in the top quartile of the peer group of public investment management firms selected to measure Company performance for long-term performance awards.
- Fiscal year end relative long-term investment performance remained strong with 65%, 77%, 86% and 82% of the Company's U.S.-registered long-term mutual fund ranked in the top two quartiles of their respective peer groups for total return for the one-, three-, five- and ten-year periods as reported by Lipper.
- Long-term gross sales of $170.8 billion during the fiscal year reflected the diversified mix of the Company's AUM by investment strategy, client type, and geographic region.
- The Company retained the number one gross sales rank for non-proprietary, long-term, open-end funds in the U.S., according to the Investment Company Institute (ICI). For the international cross-border, long-term market, the Company achieved the number two gross sales rank per Lipper FMI.
- The Company continued to bring significant focus and resources to bear to successfully address ongoing changes in the regulatory structure of the global fund industry.
- The Company's local asset management product capabilities were expanded in Australia, Brazil, Malaysia and India. Additional international developments included offering a broader range of products in China, building an onshore fund range in Taiwan, and expanding the retail fund lineup in South Africa.
- Significant progress was made on the Company's strategic initiatives, including ongoing development of our solutions and alternatives capabilities, positioning the firm for further international growth, and further strengthening employee engagement, recognition, and retention efforts.

Based on the CEO's performance and achievements described above, the Compensation Committee granted the CEO an award of $9.5 million under the Company's KEIP for fiscal year 2012. Such amount was paid in fiscal year 2013 and, in keeping with the Company's payment philosophy, the first $1 million was awarded 65% in cash and 35% in restricted stock and amounts in excess of $1 million were awarded 50% in cash and 50% in restricted stock. Amounts in excess of $5.0 million were awarded in the form of restricted stock. These awards of restricted stock are subject to vesting over a period of three years from the date of grant. In fiscal year 2012, the Committee awarded Mr. G. Johnson a performance-based long-term incentive award of $1.5 million under the Company's USIP subject to the achievement of performance measures based 50% on Operating Margin and 50% on Shareholder Return Ranking. The portion of the award tied to Operating Margin vests equally in one-third increments over a three-year period, while the portion attributed to Shareholder Return Ranking vests at the end of the three-year period, subject in each case to the achievement of the performance levels. The fiscal year 2012 Operating Margin of 35.4% surpassed the 30.0% threshold set forth for the year for this performance target. As a result, one-third of the portion of the performance-based long-term incentive award tied to Operating Margin performance vested.

In summary, Mr. G. Johnson's cash and incentive award compensation with respect to his performance in fiscal year 2012 totaled $11,980,132 versus $12,280,132 for the prior fiscal year, a decline of 2.4%. His base salary of $780,132 was unchanged while his incentive award under the KEIP of $9.5 million declined from $10.0 million. His performance-based long-term incentive award of $1.7 million increased from $1.5 million awarded for the prior fiscal year. The actual amount of the performance-based long-term incentive award that will be paid to Mr. G. Johnson will depend on the portion that vests over the next three years based on the performance metrics described above.

The Summary Compensation Table below in this proxy statement describes various elements of Mr. G. Johnson's total compensation awarded in fiscal 2012 amounting to $12,320,171 compared with $9,877,522 awarded in fiscal 2011, an increase of 24.7%. The increase in total compensation compares to a total shareholder return for fiscal year 2012 of 34.9%, which exceeded the return for the S&P 500 Index of 30.2% and the median return for the Company's peer asset managers of 30%.

Review. All of the compensation elements awarded to the CEO described above were reviewed by the Compensation Committee's independent consultant, who advised the Compensation Committee that they were reasonable, consistent with market practices, significantly performance-based and aligned with Company objectives. The Compensation Committee believes that the CEO's compensation package is reasonable and appropriate and that it is aligned with the interests of the Company's stockholders.

Senior Executive Officer Compensation

Starting Point. Similar to its view on the CEO's compensation, the Compensation Committee believes that the majority of compensation that may be earned by the other named executive officers (excluding the CEO, the "Senior Executives") should be directly linked to performance. The Committee therefore also limits the Senior Executives' base salary opportunity and has structured the majority of their potential compensation around incentive grants.

Incentive Compensation. Incentive awards were made to the Senior Executives under the Company's KEIP, (as described above). The Compensation Committee established a maximum bonus pool under the Company's KEIP, funded in an amount equal to 1.25% of PBOI for fiscal year 2012. Early in the fiscal year, the Compensation Committee approved the participation of each Senior Executive in the KEIP, and each was granted a target award expressed as a percentage of the available pool. These targets represented the maximum possible payout under the KEIP for each of the four Senior Executives for fiscal year 2012. The maximum award that each Senior Executive is eligible to receive is not an expectation of actual bonus amounts that will be paid to them, but a cap on the range of compensation ($0 to the maximum amount) that an individual may be paid while maintaining the tax deductibility of the bonus as performance-based compensation for purposes of Section 162(m). The Compensation Committee retained discretion to reduce or eliminate any award granted under the KEIP, based on Company performance, business unit performance, or such other factors as the Committee may determine. In adjusting the Senior Executives' incentive compensation under the KEIP, the Compensation Committee recognizes that each Senior Executive may be most able to directly influence the business unit for which he or she is responsible. The Committee therefore believes that it is appropriate to take into account each Senior Executive's achievement of objectives that are directly tied to the growth and development of their respective business unit. The portion of each target award actually paid to each Senior Executive was determined based on individual performance achievements during fiscal year 2012, including those described below.

Each year the Company conducts a review process in which goals are developed for each business unit by the CEO, the Senior Executive who leads the business unit and the Company's business planning group. Each unit's goals are specifically tailored because their different business functions are not always easily comparable. However, each unit's goals (and thus those of the responsible Senior Executive) typically include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives. Upon completion of this process, the Compensation Committee establishes target incentive awards for the Senior Executives. For fiscal year 2012, the Senior Executives were allocated maximum target awards under the KEIP, as follows, expressed as a percentage of the maximum bonus pool payable under the KEIP: 19% for Vijay C. Advani, 13% for Jennifer M. Johnson, 10% for Kenneth A. Lewis, and 9% for William Y. Yun. In fiscal year 2012, each of the Senior Executives was also awarded a performance-based long-term incentive award under the Company's USIP subject to the achievement of performance measures based on Operating Margin and Shareholder Return Ranking.

Descriptions of the material business unit objectives set for and subsequently achieved by the Senior Executives in fiscal year 2012 are set forth below:

Vijay C. Advani, Executive Vice President—Global Advisory Services.

Mr. Advani is responsible for the Company's global retail and institutional distribution strategies and initiatives, including sales, marketing, client service and product development. Long-term gross sales in Global Advisory Services amounted to $167 billion for the fiscal year ended September 30, 2012, and AUM market share for non-proprietary long-term open-end funds in the U.S. increased from 13.1% at the end of fiscal year

2011 to 13.3% at the end of fiscal year 2012 according to the Investment Company Institute (ICI). Internationally, the Company remained the largest cross-border fund umbrella, with total long-term AUM over $144 billion as of September 30, 2012 and a cross-border, long-term asset market share of 8.5% as of September 2012 (source: Lipper FMI, based on third-party, retail, long-term products sold internationally only). Mr. Advani oversaw the continuation of the Company's multi-year equity sales campaign highlighting the importance of investor diversification. In the U.S., total equity AUM market share was maintained at 8.0% during the year according to the ICI and based on U.S. open-end, retail, long-term funds sold through the non-proprietary distribution channel. As of September 30, 2012, U.S. Equity AUM market share increased from 5.7% to 6.0% in the U.S. (source: ICI), and 3.0% to 3.3% in the cross-border market compared to the prior year (source: Lipper FMI). Under Mr. Advani's leadership, the Company's digital presence on smart phones and tablets was enhanced to extend brand awareness and maximize client engagement. In addition, the Franklin Templeton iPad app was launched and installed on 12,000 devices at fiscal year-end. He also oversaw the redesign and rebranding of 17 country and regional websites to foster a more consistent look and feel while providing expanded functionality for local teams to customize content for their stakeholders. The U.S. internal wholesaler team was recognized as one of the industry's best at providing service and support, according to an advisor survey by Cogent Research. Importantly, Mr. Advani also committed the resources necessary to comply with a host of new regulations, particularly in Europe.

Jennifer M. Johnson, Executive Vice President and Chief Operating Officer.

Ms. Johnson oversees investment management services, the global transfer agency, human resources, technology and the Company's banking subsidiaries. During the fiscal year, the global transfer agency achieved a five-star industry ranking for telephone quality according to National Quality Review. Under Ms. Johnson's leadership, the transfer agency continued to increase servicing efficiencies and maintain cost controls over the last five years, reducing headcount by 12% and expenses by 13% despite ongoing increases in compensation and health insurance costs and a 30% increase in the overall number of shareholder accounts. The global transfer agent made significant progress towards completing its key initiative of transitioning to a new international shareholder servicing system to effectively support its 500,000 international accounts in fiscal year 2012; the transition was successfully completed in the first quarter of fiscal year 2013. The system will be used by over 300 employees in 14 locations across Europe, Asia and North America, supporting products distributed in 150 countries. In technology, the multi-year effort to transition to a new data center continued, resulting in total savings for the year of $8.8 million, which has exceeded the project's expense reduction target by $3.0 million. Ms. Johnson oversaw enhancements to the technology infrastructure to increase the global reach and quality of experience for the Company's redesigned international websites and to accommodate the launch of the new iPad app. Additional significant technology initiatives were completed to better manage investment management data, including upgrades to the Company's global trading dashboard, order management system, and portfolio compliance system. In investment management services, progress was made in developing an integrated global processing platform to more effectively support rapidly evolving product strategies, ongoing regulatory changes, and increasingly complex investment securities. This important, multi-year effort progressed while the business continued to exceed overall processing accuracy goals and maintain cost controls. The banking group continued to make progress on its five-year strategic plan to provide a more efficient platform for the wealth management business. AUM for the group increased to $14.3 billion, ahead of the five-year plan target. The banking group also completed the successful sale of its auto loan portfolios and the wind down of Franklin Capital Corporation. Human Resources focused efforts on employee recognition and engagement, while also successfully implementing a risk-based approach to monitoring and addressing employee attrition. Based on an annual survey, employee engagement scores increased slightly over the high score achieved in the prior year. The global rate of top-performing employee attrition remained low at 3.6%.

Kenneth A. Lewis, Executive Vice President and Chief Financial Officer.

Mr. Lewis directs the Company's finance division and oversees the financial performance of the organization. He also oversees acquisitions, corporate performance measurement, strategic planning, enterprise risk management, corporate communications, and general services (corporate real estate). Diluted earnings per share (EPS) for the fiscal year improved 4% to $8.95 from $8.62 in the previous year. Net income was up slightly to $1.93 billion for FY2012, compared to $1.92 billion in FY2011. The Company's operating margin was 35.4%, compared to 37.3% in FY2011. In response to volatile market conditions early in the fiscal year, Mr. Lewis coordinated a challenge to business leaders to closely monitor expenses for the first six months of 2012. Overall, the Company was able to quickly reduce spending by mid-year, and positive feedback was received from the analyst community on FRI management's cost control efforts and results. Mr. Lewis, working with Mr. Yun, oversaw the due diligence process and negotiations to acquire K2 Advisors Holdings, LLC (K2 Advisors). Mr. Lewis also oversaw multiple capital management initiatives during FY2012. Specifically, the Company returned approximately $800 million, or 41% of net income, to shareholders by repurchasing 7.5 million shares. Share repurchases have significantly exceeded equity grants, adding compound annual EPS accretion of 3% over the past five years. In addition, almost $700 million, or approximately 35% of net income, was returned via regular and special dividends, resulting in a total payout ratio of 76% for the fiscal year (almost $1.5 billion returned to shareholders). At Mr. Lewis' direction, the Company raised almost $600 million via 5- and 10-year note offerings that were significantly oversubscribed, such that both deals priced at spreads and yields below those for comparable issuances by asset managers. The net proceeds were used to finance the purchase of a majority stake in K2 Advisors and redeem $300 million of Company debt maturing in 2013, extending and diversifying the maturities of the Company's debt capital. Mr. Lewis improved internal employee communications through the launch of a dynamic corporate intranet platform that allowed for the introduction of localized content, audience-targeting capabilities, and internal blog posts. He further aligned the corporate budgeting and strategic planning processes and improved the quality of financial analysis related to product, channel, and vehicle profitability reporting. Mr. Lewis enhanced the investor relations presentations to better communicate Company strategy, operating results and capital management, while also initiating improvements regarding investor interaction with management and Company disclosures. He implemented real estate transactions for the Company's offices in multiple locations globally.

William Y. Yun, Executive Vice President—Alternative Strategies.

Mr. Yun oversees the Company's specialized and alternative investment business, which includes real assets, multi-asset strategies, dedicated private equity, commodities and managed futures, and the recently acquired hedge fund-of-fund business managed by K2 Advisors. Mr. Yun, working with Mr. Lewis, oversaw the due diligence efforts of the K2 transaction including reviewing the investment processes, philosophies, track records, risk management policies, financials, and valuation. Under Mr. Yun's direction, an SEC-registered commodity fund was launched as well as a registered managed futures fund. Expansion of the firm's multi-asset strategies group continued with new investment professionals in Italy, Germany, London, California, New York, and Florida. The multi-asset group launched several new investment strategies, including the Multi-Asset Real Return Fund, the U.S. Global Allocation Fund, and several customized global allocation strategies for international clients. In the private equity markets, the first closings of two key funds, including a $180 million Central Europe Mezzanine fund and a $90 million Asia Opportunities fund, occurred. During the year, the emerging market private equity group under Mr. Yun made 11 different portfolio investments across a broad spectrum of sectors and geographies. Mr. Yun worked with the real assets team this past year to focus on the group's REIT performance. For the one-year period, 100% of these assets were ranked in the top two quartiles according to Lipper. Additionally, the Real Asset group held a final close for its Private Real Estate multi-manager fund. Mr. Yun worked with the firm's China joint venture partner, Sealand Fund Management Company, and an existing sovereign wealth client to secure a large Qualified Foreign Institutional Investment (QFII) mandate for the local Chinese A-share market. Mr. Yun is actively involved with the firm's joint venture in Vietnam, where he appointed a new CEO to oversee the launch of the country's first open-end mutual funds as well as continuing to manage the firm's existing and new private equity funds.

For fiscal year 2012, the incentive award payable to each Senior Executive was determined in relation to such executive's performance in achieving his or her objectives. Twice a year the CEO, aided by the Company's business planning group, evaluates each Senior Executive and his or her respective business unit's progress in achieving its goals. In addition, the CEO works with senior members of the Company's Human Resources Group to recommend the appropriate award amount for each Senior Executive based upon such performance. As part of this process, the Human Resources Group conducts and reviews with the independent Compensation Committee consultant an analysis of competitive compensation by peer companies (listed above under "Peer Group Companies"), compares previous year over year performance and compensation paid to the executive, considers internal pay equity issues and reviews third party executive compensation surveys related generally to the financial services industry and specifically to the asset management industry. In addition, the Human Resources Group prepares tally sheets which include cash, equity and other compensation paid to each Senior Executive in prior periods as well as an analysis of the total projected wealth accumulation for such executive over the next five years. Upon completion of this review process, management presents the performance evaluations to the Compensation Committee and the CEO makes a recommendation regarding the appropriate level of incentive compensation in relation to the objectives achieved.

The Compensation Committee reviews and discusses the evaluations, competitive compensation information, tally sheets and the compensation recommendations for each Senior Executive. Based upon this review, the Compensation Committee assesses the reasonableness of the compensation recommendations and sets each Senior Executive's incentive compensation for the fiscal year.

Based upon each Senior Executive's performance and achievements described above, the Compensation Committee granted fiscal year 2012 awards to each of the Senior Executives under the Company's KEIP in the following amounts: Vijay C. Advani: $5.0 million; Jennifer M. Johnson: $2.85 million; Kenneth A. Lewis: $2.28 million; and William Y. Yun: $1.8 million. Such awards were granted in fiscal year 2013. In keeping with the Company's compensation philosophy, the first $1 million awarded was paid 65% in cash and 35% in restricted stock and amounts awarded in excess of $1 million were paid 50% in cash and 50% in restricted stock. The restricted stock grants vest over a three-year period after grant. The Compensation Committee believes that requiring time-based vesting of equity incentive grants helps to align executives' long-term interests with those of stockholders, further ties compensation to Company performance, and aids in retention. In fiscal year 2012, based on performance in fiscal year 2011, the Committee also awarded long-term performance-based awards under the USIP in the following amounts: Vijay C. Advani: $1,000,000; Jennifer M. Johnson: $500,000; Kenneth A. Lewis: $500,000; and William Y. Yun: $200,000. These awards are subject to the achievement of performance measures based 50% on Operating Margin and 50% on Shareholder Return Ranking. The portion of the award tied to Operating Margin vests equally in one-third increments over a three-year period, while the portion attributed to Shareholder Return Ranking vests at the end of the three-year period, subject in each case to the achievement of the performance levels. The fiscal year 2012 Operating Margin of 35.4% surpassed the 30.0% threshold set forth for the year for this performance target. As a result, one-third of the portion of the performance-based long-term incentive award tied to Operating Margin performance will vest for each of the Senior Executives.

Benefits and Perquisites

All executive officers are entitled to receive medical, life and disability insurance coverage and other corporate benefits available to most of the Company's employees. Executive officers (other than those who directly, or through attribution of shares held by certain family members, hold 5% or more of the Company's stock) are also eligible to participate in the ESIP on similar terms to the Company's other employees. Under the ESIP a participant may elect to have 1%—10% of his or her payroll deducted to purchase up to the lesser of $25,000 in value or 2,000 shares of the Company's common stock per year at a specified price. In addition, all of the executive officers may participate in the 401(k) Plan. Similar to the Company's other employees and subject to 401(k) Plan requirements, 75% of an executive's total eligible compensation contributed to the 401(k) Plan is matched by the Company. The Board of Directors reviews and approves the annual corporate contribution to the 401(k) Plan.

The Company provides certain perquisites to its executive officers which it believes aid the executives in their execution of Company business. For example, occasional personal use of Company aircraft may be provided to enable named executive officers to devote additional and efficient time to Company business when traveling. In addition, the Company may sponsor memberships in social clubs and provide tickets to events to provide for the entertainment of clients and prospective clients. Perquisites and other benefits represent a small part of the Company's overall compensation package. The Compensation Committee believes the value of perquisites and other benefits are reasonable in amount and consistent with its overall compensation plan. For additional information on perquisites and other benefits please see the Summary Compensation Table elsewhere in this Proxy Statement.

Termination/Change in Control Matters

The Company's named executive officers are employed on an "at will" basis, without any written employment or severance agreements. Accordingly, the named executive officers are not entitled to any particular severance benefit upon termination of employment by the Company. The Company may, however, provide severance on a case-by-case basis in its discretion as approved by the Compensation Committee. Similarly, the Company has not entered into any agreement with any named executive officer that provides for additional payments solely on account of a change in control of the Company. The Company's only change in control provisions are found in existing compensation plans and apply to all participants in those plans.

Tax Considerations

In evaluating compensation program alternatives, the Compensation Committee considers the potential impact on the Company of Section 162(m) of the Code. Section 162(m) limits to $1 million the amount that a publicly traded corporation, such as the Company, may deduct for compensation paid in any year to its chief executive officer or any other of its three most highly compensated executive officers (other than the principal financial officer). However, compensation which qualifies as "performance-based" is excluded from the $1 million per executive officer limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by the Company's stockholders.

The Compensation Committee endeavors to maximize deductibility of compensation under Section 162(m) to the extent practicable while maintaining competitive compensation. The Compensation Committee expects that its performance-based awards either in the form of cash, restricted stock or performance shares should qualify for the performance-based compensation exception to Section 162(m). The Compensation Committee, however, believes that it is important for it to retain maximum flexibility in designing compensation programs that are in the best interests of the Company and its stockholders. Therefore, the Compensation Committee, while considering tax deductibility as a factor in determining compensation, may not limit compensation to those levels or types of compensation that will be deductible if it believes that the compensation is commensurate with the performance of the covered employee.

Other Considerations

The Compensation Committee has reviewed the aforementioned incentive plans and does not believe the goals, or the underlying philosophy and administrative guidelines create risks that are reasonably likely to have a material adverse effect on the Company. By utilizing long-term equity, including the settlement of a sizeable portion of annual incentive awards in the form of restricted stock vesting over three years and our stock ownership requirements, we align named executive officer compensation with that of the long-term stockholder. Additional mitigating risk factors include the use of multiple financial and non-financial performance metrics at the Company and business unit level, oversight of a committee of independent Directors with the ability to use negative discretion in awards and a forfeiture policy (described below) in the event of certain financial restatements. See also the discussion of the Board's role in risk oversight under the heading "Information about the Board and its Committees".

Stock Ownership Requirements. As discussed in greater detail under the heading "Corporate Governance—Stock Ownership Guidelines" in this Proxy Statement, the Board of Directors has adopted guidelines for the directors and the senior officers, including each of the named executive officers, concerning their ownership of the Company's common stock. The ownership guidelines specify the minimum amount of shares that the directors and such officers should own. The purpose of the stock ownership guidelines is to more closely align the interests of the directors and such officers with the interests of the Company's other stockholders through good and bad economic times. In addition, the stock ownership guidelines are designed to strengthen the link between long-term Company performance and executive compensation. As of December 31, 2012, all executive officers were in compliance with these guidelines.

Prohibition against Hedging Transactions. As discussed in greater detail under the heading "Corporate Governance—Prohibition against Hedging Transactions" in this Proxy Statement, all employees, temporary employees, directors and officers are prohibited from short sales of securities, including "short sales against the box" (i.e. a short sale by the holder of a long position in the same stock) of securities issued by Franklin Resources, Inc. and securities issued by any closed-end fund sponsored or advised by the Company.

Potential Impact on Incentive Compensation of Financial Restatements. The Compensation Committee has enhanced current Company protections under Section 304 of the Sarbanes-Oxley Act of 2002 by approving clawback provisions under the AIP and executive award agreements. These provisions provide for the forfeiture by our executive officers and other employees of any awards granted or earned pursuant to the USIP or AIP (including under the KEIP), or earnings thereupon, in the event that (i) the Company issues a restatement of financial results to correct a material error, (ii) the Compensation Committee determines, in good faith, that fraud or willful misconduct on the part of the individual was a significant contributing factor to the need to issue such restatement, and (iii) some or all of the award that was granted and/or earned prior to such restatement by the individual would not have been granted and/or earned, as applicable, based upon the restated financial results. The forfeiture is enforceable by the Company by all legal means available, including, without limitation, by withholding such amount from other sums owed by the Company to the individual.

Timing of Awards. The Compensation Committee's general practice is to make award decisions for the previous fiscal year and review salaries of the Company's executive officers in November. This time frame allows the Compensation Committee to review a full year of the executives' performance as well as a full year of the Company's performance, given that the Company's fiscal year ends on September 30th and the press release containing the Company's earnings for the fiscal year typically is released in late October.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the following report shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the Company under those statutes.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2012.

Respectfully Submitted:

Compensation Committee
Charles Crocker (Chairman)
Samuel H. Armacost
Joseph R. Hardiman
Mark C. Pigott

SUMMARY COMPENSATION TABLE

The following table provides compensation information for the Company's named executive officers for the fiscal years ended September 30, 2012, 2011 and 2010.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation ($)(3)	Total ($)
Gregory E. Johnson	2012	780,132	8,850,000	2,650,000	40,039(4)	12,320,171
President and Chief	2011	780,132	6,350,000	2,650,000	97,390	9,877,522
Executive Officer	2010	760,629	2,600,000	2,650,000	718,129	6,728,758
Kenneth A. Lewis	2012	525,000	1,550,000	1,290,000	—	3,365,000
Executive Vice President	2011	525,000	850,000	1,350,000	—	2,725,000
and Chief Financial Officer	2010	511,875	732,500	1,150,000	20,435	2,414,810
Vijay C. Advani	2012	525,000	3,850,000	2,650,000	—	7,025,000
Executive Vice President—	2011	525,000	2,600,000	2,650,000	—	5,775,000
Global Distribution	2010	511,875	1,375,000	1,900,000	—	3,786,875
Jennifer M. Johnson	2012	525,000	1,850,000	1,575,000	—	3,950,000
Executive Vice President	2011	525,000	1,200,000	1,650,000	11,351	3,386,351
and Chief Operating Officer	2010	511,875	832,500	1,200,000	273,477	2,817,852
William Y. Yun	2012	525,000	1,000,000	1,050,000	—	2,575,000
Executive Vice President—	2011	525,000	600,000	1,100,000	—	2,225,000
Alternative Strategies	2010	511,875	715,000	900,000	—	2,126,875

(1) Stock award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718 in the specified year for grants made in such year and prior years. For awards with performance conditions, the value at the grant date reported is based on the probable outcome of the performance conditions. Additional information is set forth in the "Grants of Plan-Based Awards (Fiscal Year 2012)" table below. See "Note 16—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2012 filed with the Securities and Exchange Commission on November 15, 2012 for further details.

(2) Represents the cash portion of awards made under the Company's KEIP. See "Compensation Discussion and Analysis—The Elements of Executive Compensation—Short-term and Long-term Incentive Compensation" above for more details.

(3) Includes amounts under year 2012 with respect to fiscal year 2011 but which were paid in fiscal year 2012.

(4) For Mr. Johnson, includes $37,021 for personal use of the Company's aircraft. The aggregate incremental cost of personal use of Company aircraft is calculated using the rate per nautical mile for each personal flight, published twice per year by Conklin & de Decker Associates, Inc. for each type of Company aircraft. Such amount is based on the published rate at the time of the personal flight use. These rates are used by a variety of corporate aviation operators for cost and budget estimation purposes. The rates include the estimated variable costs of operating aircraft, including fuel, labor and parts for most scheduled maintenance, engine, propeller and auxiliary power unit overhaul cost and parts repair and replacement costs, landing fees and expenses, supplies and catering and crew costs excluding salaries, benefits and fixed costs. The rates do not include the cost of periodic aircraft refurbishment, hangar costs, dues, subscriptions, weather and navigation services or the cost of insurance and administrative services. The rates also do not include depreciation or any tax benefit reductions due to personal use. The aggregate incremental costs in the table includes the cost of all nautical miles flown for positioning flights necessary to accomplish a personal flight and to return the aircraft to its next scheduled location. Amount also includes fees paid or reimbursed by the Company for spousal activities related to off-site business meetings, a gift recognizing 20 years of service with the Company (consistent with Company practice across the entire organization), and a credit card membership fee.

GRANTS OF PLAN-BASED AWARDS (FISCAL YEAR 2012)

The following table presents information regarding grants of plan-based awards to the named executive officers during the fiscal year ended September 30, 2012.

Name	Plan	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2) Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(3)(4) Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(5)	Grant Date Fair Value of Stock and Option Awards($)(6)
Gregory E. Johnson	KEIP(1)	—	2,650,000			
	KEIP	11/3/11		9,325,135		
	USIP	11/3/11			14,042	1,500,000
Kenneth A. Lewis	KEIP	—	1,935,658			
	KEIP	11/3/11		1,346,892		
	USIP	11/3/11			4,682	500,000
Vijay C. Advani	KEIP	—	2,650,000			
	KEIP	11/3/11		3,038,189		
	USIP	11/3/11			9,362	1,000,000
Jennifer M. Johnson	KEIP	—	2,471,356			
	KEIP	11/3/11		1,795,959		
	USIP	11/3/11			4,682	500,000
William Y. Yun	KEIP	—	1,757,092			
	KEIP	11/3/11		1,197,203		
	USIP	11/3/11			1,874	200,000

(1) Incentive awards made under the KEIP typically include restricted stock granted under the Company's USIP. Awards were comprised of 65% cash and 35% restricted stock for amounts up to $1.0 million, 50% cash and 50% restricted stock for amounts in excess of $1.0 million, and 100% restricted stock for amounts in excess of $5.0 million.

(2) Represents the cash portion of the maximum awards that may be made under the KEIP for fiscal year 2012. Awards under the KEIP have no assigned threshold or target amount, and are determined at the discretion of the Compensation Committee, subject to a pre-determined maximum. Accordingly, no threshold or target amounts are listed. Please refer to the Compensation Discussion and Analysis ("CD&A") above for the actual cash amount received by each named executive officer in fiscal year 2012 pursuant to such awards.

(3) Amounts do not include the equity portion of awards that may be made under the KEIP for fiscal year 2012 because such awards were granted in fiscal year 2013.

(4) Represents the equity portion of awards under the KEIP for fiscal year 2011, which were granted in fiscal year 2012. Grants of restricted stock include time vesting provisions such that the award would vest in thirds on August 31, 2012, August 30, 2013 and August 29, 2014. In accordance with the terms of the USIP, the number of shares of restricted stock issued was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares.

(5) Represents performance-based long-term incentive awards under the USIP granted on November 3, 2011. The number of shares was determined by dividing the award value by the closing price of the Company's common stock on November 3, 2011, the date of grant, rounded up to the nearest whole share. A portion of these performance awards vested on November 30, 2012; subject to the achievement of performance objectives the additional portions will vest on November 29, 2013 and November 28, 2014. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.

(6) Determined pursuant to ASC 718. For equity awards that are subject to performance conditions, the value reported is based upon the probable outcome of such conditions, excluding the effect of estimated forfeitures.

Please refer to the "Compensation Discussion and Analysis" above for an explanation of salary and bonus in proportion to total compensation and further details regarding amounts disclosed in the Summary Compensation Table and Grants of Plan-Based Awards table.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

The following table presents information concerning the number and value of option and stock awards held by the named executive officers as of September 30, 2012.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)(2)	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Gregory E. Johnson	55,197	34.03	12/14/12	60,339	7,546,599	30,249	3,783,242
	47,338	46.56	11/11/13				
Kenneth A. Lewis	—	—	—	8,940	1,118,126	7,172	897,002
Vijay C. Advani	—	—	—	22,281	2,786,685	20,434	2,555,680
Jennifer M. Johnson	5,519	31.27	11/09/12	10,953	1,369,892	9,902	1,238,443
	9,204	46.56	11/11/13				
William Y. Yun	—	—	—	6,678	835,217	4,364	545,805

(1) All options held by the named executive officers have vested and are shown in this column.

(2) The number of shares and exercise price of each outstanding option was proportionally adjusted in conjunction with a special cash dividend in December 2011, as required pursuant to the USIP.

(3) The shares consist of shares of restricted stock that vest as follows:

Name	Total Unvested Shares	Vesting Date
Gregory E. Johnson	14,472	8/30/13
	45,867	Vest in equal parts on 8/30/13 and 8/29/14
Kenneth A. Lewis	2,388	8/30/13
	6,552	Vest in equal parts on 8/30/13 and 8/29/14
Vijay C. Advani	4,496	8/30/13
	17,785	Vest in equal parts on 8/30/13 and 8/29/14
Jennifer M. Johnson	2,529	8/30/13
	8,424	Vest in equal parts on 8/30/13 and 8/29/14
William Y. Yun	1,686	8/30/13
	4,992	Vest in equal parts on 8/30/13 and 8/29/14

(4) Calculated by multiplying unvested shares by $125.07, the closing price of the Company's common stock on the NYSE on September 28, 2012, the last trading day of the fiscal year.

(5) Includes performance-based shares of restricted stock that vest as follows:

Name	Total Unvested Shares	Vesting Dates Subject to Achievement of Performance Criteria
Gregory E. Johnson	11,803	11/30/12
	9,085	11/29/13
	9,361	11/28/14
Kenneth A. Lewis	3,271	11/30/12
	780	11/29/13
	3,121	11/28/14
Vijay C. Advani	7,012	11/30/12
	7,181	11/29/13
	6,241	11/28/14
Jennifer M. Johnson	4,315	11/30/12
	2,466	11/29/13
	3,121	11/28/14
William Y. Yun	2,803	11/30/12
	312	11/29/13
	1,249	11/28/14

OPTION EXERCISES AND STOCK VESTED (FISCAL YEAR 2012)

The following table presents information regarding stock option exercises and stock awards vesting for the named executive officers during the fiscal year ended September 30, 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Gregory E. Johnson	102,972	8,195,112	45,235	5,244,468
Kenneth A. Lewis	7,590	592,636	7,324	848,475
Vijay C. Advani	—	—	18,062	2,076,447
Jennifer M. Johnson	20,446	1,445,506	8,976	1,031,930
William Y. Yun	—	—	5,786	667,913

(1) The value realized on exercise of stock options is calculated by subtracting the exercise price of the stock option award from the closing price of the Company's common stock on the date of exercise and multiplying that resulting number by the number of shares that were exercised under such option award.

(2) The value of each stock award is calculated by multiplying the closing price of the Company's common stock on the date of vesting by the number of shares that vested.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company has not provided the named executive officers with agreements providing for severance payments, medical or insurance benefits or any other perquisites after their employment with us has ended or following a change in control.

As described under "Compensation Discussion and Analysis" above in this Proxy Statement, the named executive officers typically receive grants of incentive awards payable in the form of cash under the Company's AIP and the KEIP, and restricted stock and restricted stock units under the Company's USIP. Except as set forth below or as otherwise determined by the Compensation Committee, unearned awards made to a named executive officer under such plans are forfeited upon voluntary or involuntary termination of executive's employment with the Company. In any event, the Compensation Committee, in its sole discretion, may pay, eliminate or reduce such awards.

Amended and Restated Annual Incentive Compensation Plan

In the event the employment of a participant under the AIP terminates due to death or permanent disability, such participant is generally entitled to receive a single pro-rata cash payment of unvested awards under the plan based upon time served during the relevant performance period. If a participant's employment terminates due to retirement, such participant may, at the discretion of the Compensation Committee, receive a single pro-rata cash payment based upon time served during the relevant performance period. To be eligible to receive a pro-rata payment upon retirement from the Company, the participant must retire after reaching age fifty-five and have at least ten years of service with the Company.

The AIP does not expressly provide for any change-in-control payments, however, the Compensation Committee has the discretion to make awards under the plan in the event of a change in control.

Under the AIP, involuntary termination of employment includes employment that is terminated by the Company as a result of the Company's dissatisfaction with the job-related activities of the employee or conviction of the employee of a felony. No payments would be made in either of these events. For involuntary termination for any other reason, such as job elimination, the Compensation Committee, in its sole discretion, may (i) pay the participant a pro-rated incentive award based upon performance during the plan year to the date of termination, (ii) pay the participant's full award under the plan (or any greater amount), or (iii) not make any payment.

2004 Key Executive Incentive Compensation Plan

As described in more detail under "Compensation Discussion and Analysis—The Elements of Executive Compensation—Incentive Compensation," the 2004 Key Executive Incentive Compensation Plan, or KEIP, is a sub-plan under the AIP. Consequently, all of the provisions described above regarding the Annual Incentive Compensation Plan apply to grants made under the KEIP. In addition, the KEIP includes separate terms regarding termination payments which are summarized below.

If the employment of a participant in the KEIP terminates due to death, permanent disability or retirement, such participant is generally entitled to receive payment of any award under the plan with respect to the fiscal year of such termination. In addition, if a participant terminates employment with the Company for any reason other than death, permanent disability or retirement, any award under the plan with respect to the fiscal year of such termination is generally required to be reduced proportionately based on the date of termination. To be eligible to receive a payment upon retirement from the Company, the participant must retire after reaching age fifty-five and have at least ten years of service with the Company. To be eligible for awards in the event of permanent disability, the executive must be eligible for payments under the Company's long-term disability insurance policy. In any event, the Compensation Committee, in its sole discretion, may pay, eliminate or reduce any such awards under the KEIP.

The KEIP does not expressly provide for any change-in-control payments, however, the Compensation Committee has the discretion to make awards under the plan in the event of a change in control.

2002 Universal Stock Incentive Plan

Pursuant to the terms of the Company's USIP and applicable award agreements, any options that are exercisable by a named executive officer will remain exercisable for a period of (i) 180 days after termination of employment due to the death or permanent disability of the executive, and (ii) 90 days after termination of such executive's employment for any other reason; provided that in no case will the option remain exercisable later than its expiration date.

Pursuant to the terms of the USIP, a change in control of the Company means a proposed dissolution or liquidation of the Company or a merger or corporate combination (a "Transaction") in which the successor corporation does not agree to assume the award or substitute an equivalent award. The Compensation Committee must notify participants of such treatment no later than ten days prior to such proposed Transaction. To the extent not previously exercised, option grants and awards terminate immediately prior to the consummation of such proposed Transaction.

Compensation Committee Policy & Practice

Notwithstanding the discussion above, pursuant to the terms of the KEIP and the AIP, the Compensation Committee, in its sole discretion, may eliminate or reduce any unvested awards otherwise payable to a participant following termination of employment. In addition, the Compensation Committee has the authority to pay the full award amount to a participant whose award would have otherwise been reduced or forfeited following termination of employment or a change in control. The Compensation Committee also has the discretion under the USIP to determine the terms, conditions, performance criteria, restrictions, and other provisions of awards made under the USIP.

As a general policy matter, the Compensation Committee limits the payment of unvested awards under the KEIP, the AIP and the USIP following a participant's termination of employment. We expect the Compensation Committee would act similarly upon a change in control. Payments for unvested awards, if any, made to the named executive officers upon the termination of employment or upon a change in control are determined on a case-by-case basis by the Compensation Committee.

Estimated Payments Upon Termination

Because of the Compensation Committee's general policy of limiting payments to the named executive officers following termination of employment and its authority to reduce or increase the payments otherwise available under awards, the amounts payable to the named executive officers following termination of employment are not determinable. The following table sets forth a range of the potential compensation that could become payable under the KEIP and the AIP if a named executive officer's employment had terminated on September 30, 2012. The amounts provided are based upon the named executive officer's compensation and service levels as of September 30, 2012 and, if applicable, based on the closing price of the Company's common stock on the NYSE on September 28, 2012, the last trading day of fiscal year 2012. None of the named executive officers had reached age 55 as of September 30, 2012, a requirement for retirement payments under the KEIP and AIP.

Name	Death or Permanent Disability(1)(2)($)	Voluntary Termination(3)(4)($)	Involuntary Termination(3)(5)($)
Gregory E. Johnson	0 - 13,979,841	0 - 2,650,000	0 - 2,650,000
Kenneth A. Lewis	0 - 3,365,128	0 - 1,350,000	0 - 1,350,000
Vijay C. Advani	0 - 7,992,365	0 - 2,650,000	0 - 2,650,000
Jennifer M. Johnson	0 - 4,258,335	0 - 1,650,000	0 - 1,650,000
William Y. Yun	0 - 2,481,023	0 - 1,100,000	0 - 1,100,000

(1) Amounts included in this column range from $0 to a maximum payment which is based on the executive's fiscal year 2011 cash bonus, plus the cash value of the executive's unvested stock awards listed under the column "Stock Awards" in the "Outstanding Equity Awards at 2012 Fiscal Year-End" table above, as determined in the discretion of the Compensation Committee.

(2) Permanent Disability means that the executive is eligible for payments under the Company's long-term permanent disability insurance policy.

(3) Amounts included in this column range from $0 to a maximum payment which is based on the executive's fiscal year 2011 cash bonus, as determined in the discretion of the Compensation Committee.

(4) Under the AIP, voluntary termination of employment generally means that an executive voluntarily resigned from employment at the Company.

(5) Under the AIP, involuntary termination of employment includes employment that is terminated by the Company as a result of the Company's dissatisfaction with the job-related activities of the employee or conviction of the employee of a felony. No payments would be made in either of these events. For involuntary termination for any other reason, such as job elimination, the Compensation Committee, in its sole discretion, may (i) pay the participant a pro-rated incentive award based upon performance during the plan year to the date of termination, (ii) pay the participant's full award under the plan (or any greater amount) or (iii) not make any payment.

Estimated Payments Upon a Change in Control

None of the named executive officers have agreements which provide for payments upon a change in control of the Company. However, under the Company's USIP the Compensation Committee has the discretion to make a determination as to the equitable treatment of awards upon a change in control. The Compensation Committee may, in its discretion, make cash awards under the KEIP and the AIP and awards of restricted stock under the USIP following a change in control. The following table sets forth an estimate of the potential compensation that may become payable under the USIP, the KEIP and the AIP upon a change in control of the Company. A change in control of the Company is deemed to have occurred upon the occurrence of certain transactions as defined in the USIP and specified above. The amounts provided are based upon the named executive officer's compensation and service levels as of September 30, 2012, and if applicable, based on the closing price of the Company's common stock on the NYSE on September 28, 2012, the last trading day of fiscal year 2012.

Name	Cash(1)($)	Unvested Value of Restricted Stock(2)($)	Total($)
Gregory E. Johnson	0 - 2,650,000	0 - 11,329,841	0 - 13,979,841
Kenneth A. Lewis	0 - 1,350,000	0 - 2,015,128	0 - 3,365,128
Vijay C. Advani	0 - 2,650,000	0 - 5,342,365	0 - 7,992,365
Jennifer M. Johnson	0 - 1,650,000	0 - 2,608,335	0 - 4,258,335
William Y. Yun	0 - 1,100,000	0 - 1,381,023	0 - 2,481,023

(1) Amounts included in this column range from $0 to a maximum payment which is based on the executive's fiscal year 2011 cash bonus.

(2) Amounts included in this column range from $0 to a maximum payment which is based on the cash value of the executive's unvested stock awards listed under the column "Stock Awards" in the "Outstanding Equity Awards at 2012 Fiscal Year-End" table above and determined at the discretion of the Compensation Committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2012, the following directors served as members of the Compensation Committee: Messrs. Crocker, Armacost, Hardiman, and Pigott. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2012, and no member of the Compensation Committee was formerly an officer of the Company or any of its subsidiaries or was a party to any disclosable related party transaction involving the Company. During fiscal year 2012, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the Company.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the following report shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the Company under those statutes.

REPORT OF THE AUDIT COMMITTEE

MEMBERSHIP AND ROLE OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors of Franklin Resources, Inc. currently consists of Chutta Ratnathicam (Chairman), Charles Crocker, Laura Stein and Geoffrey Yang. Each of the members of the Audit Committee is independent as defined under the New York Stock Exchange listing standards and applicable law. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee (i) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditor. The Audit Committee's function is more fully described in the Committee's written charter, which is posted in the corporate governance section of the Company's website at *www.franklinresources.com/corp/pages/generic_content/corporate_governance/corporate_governance_charter.jsf.*

REVIEW OF THE COMPANY'S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2012 with the Company's management.

The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has also received the written disclosures and the letter from PwC required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence, and has discussed the independence of PwC with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2012 for filing with the Securities and Exchange Commission.

Respectfully Submitted by the Members of the Audit Committee:

Chutta Ratnathicam (Chairman)
Charles Crocker
Laura Stein
Geoffrey Y. Yang

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board, with the ratification of the stockholders, engaged PwC to perform an annual audit of the Company's consolidated financial statements for fiscal year 2012.

The following table sets forth the approximate aggregate fees billed or expected to be billed to the Company by PwC for fiscal years 2012 and 2011 for the audit of the Company's annual consolidated financial statements and for other services rendered by PwC.

	FISCAL YEAR	
	2012	2011
	(in thousands)	
Audit Fees (a)	$6,259	$5,783
Audit-Related Fees (b)	1,543	1,801
Tax Fees (c)	1,072	173
All Other Fees (d)	265	650
TOTAL FEES	$9,139	$8,407

(a) The 2012 Audit Fees amount includes approximately $367,076 of fees related to fiscal year 2011 that were billed in fiscal year 2012 and the 2011 Audit Fees include approximately $142,530 of fees related to fiscal year 2010 that were billed in fiscal year 2011.

(b) Audit-Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. Such services related primarily to internal control examinations pursuant to the Statement on Standards for Attestation Engagements No. 16, consultation concerning financial accounting and reporting standards, attestation services, due diligence services and audits of employee benefit plans.

(c) Tax Fees consist of tax return preparation, tax compliance, tax advice and tax planning services. For fiscal year 2012, tax return preparation and tax compliance services represented approximately $38,800 of the total amount of Tax Fees. For fiscal year 2011, tax return preparation and tax compliance services represented approximately $47,500 of the total amount of Tax Fees.

(d) Other Fees includes $47,000 of fees that have been contracted with the Company but which are expected to be paid by a third party. The remainder of Other Fees consists principally of services rendered in connection with assistance in regulatory reporting in various jurisdictions and miscellaneous services provided to certain of our funds.

Note: For fiscal years 2012 and 2011, none of the fees for services described under Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements under 17 CFR 210.2-01(c)(7)(i)(C).

PRE-APPROVAL PROCESS AND POLICY

The audit and non-audit services provided to the Company and its subsidiaries by PwC, the independent auditors, during fiscal years 2012 and 2011 were pre-approved by the Audit Committee. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by PwC. This policy describes the permitted audit, audit-related, tax and other services that the independent auditors may perform.

Any requests for audit, audit-related, tax and other services must initially be submitted to the Company's CFO. Any requests preliminarily approved by the CFO are then submitted to the Audit Committee for final pre-approval. Normally, pre-approval is considered at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings up to a designated approval amount, which amount for fiscal year

2012 was $50,000 (the "Chairman Approval Amount"), has been delegated to the Chairman of the Audit Committee. The decision of the Chairman to grant specific pre-approval of a service is presented to the Audit Committee at its scheduled meetings. If the estimated fees for proposed services exceed the Chairman Approval Amount, specific pre-approval by the entire Audit Committee is required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During fiscal year 2012, Franklin Templeton Bank & Trust, F.S.B. and Fiduciary Trust, subsidiaries of the Company, provided banking services in the ordinary course of their business to certain directors and executive officers of the Company and members of their immediate families. The services included loans, deposits, trustee, custodian and investment management. Services were provided on substantially the same terms, including fees, interest rates and collateral that prevailed at the time for comparable services provided to other third parties in arms-length relationships and did not involve more than the normal risk of collectability or present other unfavorable features.

For fiscal year 2012, Charles B. Johnson, Chairman of the Board and a director of the Company, who, among other family relationships, is the father of Gregory E. Johnson, President and Chief Executive Officer and a director of the Company, and Jennifer M. Johnson, Executive Vice President and Chief Operating Officer of the Company, received a base salary of $180,000. Mr. C. B. Johnson did not receive a cash bonus in fiscal year 2012.

For fiscal year 2012, Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, who, among other family relationships, is the brother of Charles B. Johnson, Chairman of the Board, received a base salary of $180,000. Mr. R. H. Johnson did not receive a cash bonus in fiscal year 2012.

David A. Lewis, Sr., a senior trader for Franklin Templeton Services, LLC, is the brother of Kenneth A. Lewis, one of the Company's named executive officers and the Executive Vice President and Chief Financial Officer of the Company. In fiscal year 2012, Mr. D. Lewis's base salary was $187,516 and he received a bonus of $230,750 in cash and 1,164 shares of restricted stock.

Messrs. Charles B. Johnson, Rupert H. Johnson, Jr. and David A. Lewis, Sr. are entitled to receive medical, life and disability insurance coverage and other benefits available generally to employees of the Company and/or its subsidiaries.

Share Repurchases. Under a stock repurchase program authorized by the Board, the Company can repurchase shares of its common stock from time to time on the open market and in private transactions in accordance with applicable securities laws. Pursuant to this stock repurchase program, the Company repurchased shares of the Company's common stock from, among others, certain directors, executive officers and greater than five percent (5%) beneficial owners of the Company's common stock, and certain members of the immediate family of the foregoing persons, during fiscal year 2012. The price per share paid by the Company for repurchases is generally the average of the high and low price of the Company's common stock on the NYSE on the repurchase date.

In order to pay taxes due in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, the Company uses a net stock issuance method, equivalent to a stock repurchase program, to pay such taxes. For shares repurchased in connection with the payment of taxes on vesting shares, the repurchase price is the closing price on the NYSE on the date of the transaction.

During fiscal year 2012, the Company repurchased shares of common stock from the persons listed below for the aggregate consideration shown.

Name and Title	Number of Shares Repurchased	Aggregate Consideration($)
Vijay C. Advani, Executive Vice President—Global Advisory Services	8,435	969,674
Rupert J. Johnson, Vice Chairman	200,000	19,080,000
Kenneth A. Lewis, Executive Vice President and Chief Financial Officer	3,085(a)	356,861
John M. Lusk, Executive Vice President—Investment Management	2,690	311,145
Craig S. Tyle, Executive Vice President and General Counsel	1,652	188,337
William Y. Yun, Executive Vice President—Alternative Strategies	2,398	275,771

(a) Amount does not include 253 shares repurchased by the Company for $28,901 from David A. Lewis, Sr., a senior trader for Franklin Templeton Services, LLC, a subsidiary of the Company, and the brother of Kenneth A. Lewis.

Management and Use of AC Travel Aircraft. A wholly-owned subsidiary of the Company entered into an amended and restated aircraft management agreement, effective as of June 1, 2008, with AC Travel, LLC ("AC Travel"), an entity owned and controlled by Charles B. Johnson, Chairman of the Board and a director of the Company, to manage the operations of a Gulfstream III aircraft (the "G-III") and a Gulfstream G550 aircraft (the "G550"), both of which are owned by AC Travel. We refer to the G-III and the G550 as the "Aircraft". Under the management agreement, the subsidiary: (a) provides consulting and management services for the operations of the Aircraft; (b) provides flight crew personnel, including coordinating training of such personnel; (c) arranges for maintenance of the Aircraft; and (d) arranges for insurance and a hangar for Aircraft storage and also provides other administrative services. The initial term of the amended and restated agreement ended on May 31, 2009, with automatic one-year renewals thereafter, subject to cancellation by either party. Our subsidiary receives a monthly management fee of $10,000 for the G550 and $3,000 for the G-III for administrative services. Out-of-pocket costs incurred under the amended and restated management agreement for services provided are either reimbursed by, or passed through to and paid by, AC Travel.

Charles B. Johnson and the Company entered into an amended and restated reimbursement agreement, effective as of January 1, 2008, to provide for the terms of reimbursement when Mr. C. B. Johnson uses the G550 in connection with his travels on Company business. Pursuant to the terms of the reimbursement agreement, the Company reimburses Mr. C. B. Johnson for costs incurred in connection with his business travel on behalf of the Company on the G550, including costs for landing, parking, hangar, tie-down, handling, customs, regulatory fees and charges, in-flight catering, pilot and crew costs and communication charges. Under the agreement, the amount reimbursed by the Company is not to exceed $750,000 on an annual basis without the prior written consent of the Board's Audit Committee. In addition, the fees reimbursed may not exceed the fair market value to charter a G550 aircraft from an independent third party. The initial term of the amended and restated agreement ended on December 31, 2008, with automatic one-year renewals thereafter, subject to cancellation by either party. The agreement automatically terminates upon Mr. C. B. Johnson's termination of employment with the Company. In accordance with the reimbursement agreement, the Company reimbursed Mr. C. B. Johnson $136,745.38 for use of the G550 for Company business purposes during fiscal year 2012.

Office Lease. In October 2009, the Board approved a three-year fixed term extension of a lease of approximately 5,495 square feet of office space owned by the Company in San Mateo, California with Tano

Capital, LLC ("Tano"), a company owned by Charles E. Johnson, a son of Charles B. Johnson, brother of Gregory E. Johnson and Jennifer M. Johnson and nephew of Rupert H. Johnson, Jr. The aggregate amount of all periodic payments due under the lease during fiscal year 2012 was $159,794. The fiscal year 2012 effective return to the Company from the Tano lease was slightly higher than the fiscal year 2012 effective return realized by the Company from the other three tenants who have leased space on the Company's San Mateo campus. In November, 2012, Tano and the Company entered into an amendment extending the lease for a fixed five-year term. The lease amendment reduces the office space leased by Tano on the San Mateo campus from 5,495 square feet to 4,125 square feet. The periodic payments due under the lease extension are $148,500 per annum.

Private Equity Fund Investment. On July 6, 2011, Franklin Templeton Capital Holdings Private Limited ("FTCH"), a subsidiary of the Company, entered into an agreement to make a $25 million dollar investment commitment to Tano India Private Equity Fund II ("Tano Fund"). Tano Mauritius Investments, which is the investment manager and a Class B and Class C shareholder of the Tano Fund, is a direct subsidiary of Tano Capital, LLC, which is owned by Charles E. Johnson. As of the end of fiscal year 2012, capital calls in an aggregate total of $5,211,278 have been made.

RELATED PERSON TRANSACTION POLICY

Related Person Transaction Policy. The Board of Directors has adopted a Related Person Transaction Policy ("Related Transaction Policy") to address the reporting, review, approval and ratification of related person transactions. Related persons include the Company's executive officers, directors and director nominees, holders of more than five percent (5%) of a class of the Company's voting securities, and immediate family members of the foregoing persons. A "related person transaction" means a transaction or series of transactions in which the Company participates and a related person has a direct or indirect interest. Examples include sales, purchases and transfers of real or personal property, use of property and equipment by lease or otherwise, services received or furnished and borrowings and lendings, including guarantees. Transactions with related persons which are for Company business purposes, compensation of directors approved by the Board and compensation arrangements approved by the Compensation Committee are not considered related person transactions. All related person transactions are required to be reported to the Audit Committee. However, the Audit Committee has the authority to determine categories of related person transactions that are immaterial and not required to be disclosed and that need not be reported to, reviewed by, and/or approved or ratified by the Audit Committee. Pursuant to the Related Person Transaction Policy, the following related person transactions need not be reported to, reviewed by, and/or approved or ratified by the Audit Committee:

- The establishment or maintenance of a banking, trading, investment management, custody or other account with an affiliate of the Company, if the terms of such account are generally the same as or similar to accounts offered by the affiliate of the Company in the ordinary course to persons who are not related persons.
- Accounts invested in shares of one or more investment companies or portfolios in Franklin Templeton Investments ("FT Fund") that are established and/or maintained by a Related Person on terms set forth in the applicable FT Fund prospectus or other disclosure documents.
- The extension or maintenance of credit, arrangements for the extension of credit, or renewals of an extension of credit, in the form of a personal home improvement or manufactured home loan, consumer credit, any extension of credit under an open end credit plan or a charge card, if such loan, consumer credit, extension of credit or charge card otherwise is permitted to such related person under the terms of Section 13(k) of the Exchange Act, whether or not such person is subject to such Section 13(k).
- Gross-ups and perquisites and other personal benefits from the use of Company owned or provided assets, including but not limited to personal use of Company-owned or provided aircraft and property, not used primarily for Company business purposes that, in the aggregate, are less than $10,000 in any fiscal year.

Audit Committee Review and Approval. Every quarter the Audit Committee reviews related person transactions. Such transactions involving an estimated amount of $120,000 or more require the approval or ratification of the Audit Committee. In connection with approving or ratifying a related person transaction, the Audit Committee will consider the relevant facts and circumstances of the transaction and any of the following factors that are relevant:

- The position or relationship of the related person at or with the Company;
- The materiality of the transaction to the related person, including the dollar value of the transaction;
- The business purpose for and reasonableness of the transaction;
- Whether the related person transaction is comparable to a transaction that could be available on an arms-length basis or is on the terms that the Company offers generally to persons who are not related persons;
- Whether the related person transaction is in the ordinary course of the Company's business; and
- The effect of the transaction on the Company's business and operations.

In addition, the Audit Committee has the authority to pre-approve certain categories of related person transactions, which transactions must still be reported to the Audit Committee at least annually. The Audit Committee has determined that Company purchases of shares of its common stock to pay taxes due in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP are pre-approved, but should be reported to the Audit Committee annually. The Audit Committee may delegate its authority to review, approve or ratify specified related person transactions to one or more members of the Audit Committee between scheduled committee meetings. Any determination made pursuant to this delegated authority must be presented to the full Audit Committee at a subsequent meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires officers, directors and persons who beneficially own more than 10% of the Company's common stock to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC. The reporting officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of copies of such reports received or written representations from such executive officers, directors and 10% stockholders, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during fiscal year 2012; except that inadvertently, an untimely filing was made by William Y. Yun with respect to one sale transaction.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GENERAL

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2013 and to audit the Company's internal control over financial reporting as of September 30, 2013. During and for the fiscal year ended September 30, 2012, PricewaterhouseCoopers LLP audited and rendered opinions on the financial statements of the Company and certain of its subsidiaries and many of the open-end and closed-end investment companies managed and advised by the Company's subsidiaries. PricewaterhouseCoopers LLP also rendered an opinion on the Company's internal control over financial reporting as of September 30, 2012. In addition, PricewaterhouseCoopers LLP provides the Company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other consulting services not prohibited by applicable auditor independence requirements. See "Fees Paid to Independent Registered Public Accounting Firm" above. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

RECOMMENDATION OF THE BOARD

The Board recommends a vote **"FOR"** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2013. The voting requirements for this proposal are described in the "Voting Information" section. If the appointment is not ratified, the Audit Committee may reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

PROPOSAL NO. 3

STOCKHOLDER PROPOSAL

Mr. William L. Rosenfeld, 3404 Main Campus Drive, Lexington MA 02421, the holder of 100 shares of the Company's common stock, has advised us that he intends to introduce the following proposal at the Annual Meeting:

Genocide-free Investing Proposal

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors have voted for genocide-free investing proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.
   d) In 2012, a genocide-free investing proposal passed decisively, 59.2% to 10.8% with 29.9% abstaining.
2. Franklin Resources, Inc. exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton mutual funds.
3. The example of PetroChina shows that current policies do not adequately support genocide-free investing because Franklin Resources and the funds it manages:
   a) Are large shareholders of PetroChina, reporting beneficial ownership of 1,479,642,253 shares (7% of the class outstanding) as of December 31, 2011. PetroChina, through its controlling shareholder, China National Petroleum Company, is Sudan's largest business partner, thereby helping fund ongoing government-sponsored genocide and crimes against humanity.
   b) Claim to consider "social and political issues in their risk assessment of individual fund holdings," but maintained large holdings of PetroChina long after being made aware of PetroChina's connection to genocide, an inherent risk factor.
   c) Excused holding PetroChina by saying "engagement is better than departure" while providing no evidence of effective engagement.
   d) Made investments in PetroChina that, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.
4. Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide. With no policy to prevent these investments, Franklin Resources may at any time add or increase holdings in problem companies.
5. No sound reasons prevent having a genocide-free investing policy because:
   a) Ample alternative investments exist.
   b) Avoiding problem companies need not have a significant effect on investment performance, as shown in Gary Brinson's classic asset allocation study.

c) Appropriate disclosure can address any legal concerns regarding the exclusion of problem companies.

d) Management can easily obtain independent assessments to identify companies connected to genocide.

e) Other large financial firms such as T. Rowe Price and TIAA-CREF have avoided investments connected to genocide by divesting problem companies such as PetroChina.

f) Investor action can influence foreign governments, as in South Africa. Similar action on Talisman Energy helped end the conflict in South Sudan.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends a vote "AGAINST" this proposal for the following reasons:

Our approach to effecting change differs from that expressed in the proposal. The conditions in the Darfur region of Sudan are deplorable, and we support efforts toward positive and meaningful reform there. We also recognize and are respectful of the fact that there are many different perspectives and opinions on the best way to approach this and similar issues. We believe that fostering economic and business development through investment can often help in achieving reforms.

The Company has responsibilities to our stockholders and our investment advisor subsidiaries have responsibilities to the clients on whose behalf they hold securities. The Company must act in what it believes to be the best interests of the corporation and its stockholders, including with respect to decisions on how to invest its capital. Its subsidiaries that advise mutual funds have responsibilities to the fund shareholders to make investment decisions that are consistent with the investment guidelines contained in a fund's prospectus. In keeping with these obligations, our investment advisors consider all material factors in assessing the merits of an investment and seek to achieve the best investment results for the funds they advise, consistent with stated investment goals and policies.

The Franklin Templeton Investments organization considers human rights as part of the investment management process. We recognize that human rights, environmental, social and governance issues have the potential to affect the performance of an investment and, therefore, believe that consideration of these issues should be incorporated into mainstream investment analysis and decision-making processes. We believe that our investment approach, which considers these issues on an investment-by-investment basis and as part of the overall investment management process, is preferable to the approach recommended by this stockholder proposal.

The Company and its subsidiaries comply with all applicable legal and regulatory restrictions on investments. United States law prohibits investments in companies owned or controlled by the government of Sudan. Our investment advisors are committed to complying fully with these investment sanctions and any additional investment sanctions that the United States government might enact with respect to companies doing business in Sudan or any other country. We recognize and respect that investors, including those investing in the funds our investment advisors manage, have other investment opportunities open to them should they wish to avoid investments in certain companies or countries. However, we do not believe that adding additional procedures limiting otherwise lawful investments and our investment advisors' ability to select the best investments for their investors would be in the best interests of our stockholders or the shareholders in the funds our subsidiaries advise.

Accordingly, the Board recommends a vote AGAINST this proposal.

ADDITIONAL INFORMATION

STOCKHOLDER PROPOSALS AND NOMINATIONS OF DIRECTORS AT 2014 ANNUAL MEETING

If a stockholder intends to present any proposal for inclusion in the Company's proxy statement in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, for consideration at the Company's 2014 annual meeting of stockholders, the proposal must be received by the Secretary of the Company by September 26, 2013. Such proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

The Company's Amended and Restated Bylaws contain an advance notice of stockholder business and nominations requirement (Section 2.3 of the Amended and Restated Bylaws), which generally prescribes the procedures that a stockholder of the Company must follow if the stockholder intends, at an annual or special meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business to be considered by stockholders. These procedures include, among other things, that the stockholder give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements. Generally, in the case of an annual meeting of stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. As specified in the Amended and Restated Bylaws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or after the first anniversary of the prior year's meeting. If a stockholder's nomination or proposal is not in compliance with the procedures set forth in the Amended and Restated Bylaws, the Company may disregard such nomination or proposal.

Accordingly, if a stockholder of the Company intends, at the Company's 2014 annual meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary not later than the close of business on September 26, 2013, and not earlier than the close of business on August 27, 2013, and comply with the requirements of the Amended and Restated Bylaws. If a stockholder submits a proposal outside of Rule 14a-8 for the Company's 2014 annual meeting of stockholders and such proposal is not delivered within the time frame specified in the Amended and Restated Bylaws, the Company's proxy may confer discretionary authority on persons being appointed as proxies on behalf of the Company to vote on such proposal.

Notices should be addressed in writing to: Maria Gray, Secretary, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

CONTACT THE BOARD OF DIRECTORS

Stockholders and others may contact the Board, the non-management directors, the independent directors or any other individual director by sending a written communication appropriately addressed to:

Board of Directors
Franklin Resources, Inc.
c/o Maria Gray, Secretary
One Franklin Parkway
San Mateo, CA 94403-1906

You may specify whether you would prefer to direct your communication to the full Board of Directors, only the non-management directors or any other particular individual director. Stockholders making such communications are encouraged to state that they are stockholders and provide the exact name in which their shares are held and the number of shares held.

In addition, the Company has established separate procedures for its employees to submit concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the Company's Code of Ethics and Business Conduct, securities laws or other laws, which are available on the Company's Intranet.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of the Directors by sending a written communication appropriately addressed to:

Audit Committee
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

ELECTRONIC ACCESS TO PROXY MATERIALS AND DIRECTIONS

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, the Company's proxy materials, including this Proxy Statement and our Annual Report, are available for you to review online. To request a paper copy of proxy materials, please call 1-800-579-1639, or you may request a paper copy by email at sendmaterial@proxyvote.com, or by logging onto *www.proxyvote.com.*

For directions to the Annual Meeting site, please visit our website at:
www.franklintempleton.com/retail/pages/generic_content/global_nav/contact_us/pub/offices_us.jsf

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials), addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the Company's common stock will be householding the Company's Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials). If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials (or proxy material, if applicable), please notify your bank or broker, or contact Investor Relations, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, Telephone (650) 312-4091. The Company undertakes, upon oral or written request, to deliver promptly a separate copy of the Company's Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) at their address and would like to request householding of their communications should contact their bank or broker or Investor Relations at the contact address and telephone number provided above.

THE ANNUAL REPORT

The Company's Annual Report for fiscal year 2012 is available for viewing on the Company's website at *www.franklinresources.com* at "Annual Meeting Materials" under "Investor Relations—Stockholder Services". Please read it carefully. However, the financial statements and the Annual Report do not legally form any part of this proxy soliciting material.

ANNUAL REPORT ON FORM 10-K

The Company filed with the SEC an annual report on Form 10-K for fiscal year ended September 30, 2012. Stockholders may obtain a copy, without charge, by visiting the Company's website at *www.franklinresources.com*.

The Company will provide a copy of the fiscal year 2012 annual report on Form 10-K, including the financial statements and financial schedules, upon written request to the Company's Secretary, Maria Gray, at the Company's principal executive offices, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906. Additionally, we will provide copies of the exhibits to the annual report on Form 10-K upon payment of a reasonable fee (which will be limited to our reasonable expenses in furnishing such exhibits).

By order of the Board of Directors,

Maria Gray
Secretary

January 24, 2013


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FINANCIAL INFORMATION

The common stock of Franklin Resources, Inc. is listed on the New York Stock Exchange under the ticker symbol BEN. For further information regarding the common stock or for a copy of our latest Form 10-K, including financial statements and financial statement schedules, free of charge, please write to:

Maria Gray
Vice President and Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

or contact: Brian Sevilla
Investor Relations
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
(650) 312-4091
InvestorRelations@franklintempleton.com
franklinresources.com

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015

US	(866) 229-6632
non-US	(201) 680-6919
TDD	(800) 231-5469
non-US TDD	(201) 680-6610

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The paper used in the printing of this annual report complies with the "chain-of-custody" certification standards of the Forest Stewardship Council™ (FSC®), which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests. The paper contains a mix of pulp derived from FSC-certified well-managed forests and other controlled sources. The printer's respective FSC certifications for the cover and narrative pages and Form 10-K are: EarthColor SW-COC-001812 and Diversified Global Graphics Group SW-COC-001948.

One Franklin Parkway
San Mateo, CA 94403-1906
franklinresources.com



FRANKLIN TEMPLETON
INVESTMENTS

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